      As filed with the Securities and Exchange Commission on May 5, 1997



                                                      Registration No. 333-24897

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                   FORM N-14

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          /X/


                         PRE-EFFECTIVE AMENDMENT NO. 1                       /X/


                         POST-EFFECTIVE AMENDMENT NO.                        / /

                        (Check appropriate box or boxes)

                                 --------------

                   PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.

               (Exact name of registrant as specified in charter)

                              GATEWAY CENTER THREE
                            NEWARK, NEW JERSEY 07102

              (Address of Principal Executive Offices) (Zip Code)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (201) 367-7530

                               S. JANE ROSE, ESQ.
                              GATEWAY CENTER THREE
                            NEWARK, NEW JERSEY 07102
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
                   AS SOON AS PRACTICABLE AFTER THE EFFECTIVE
                      DATE OF THE REGISTRATION STATEMENT.



    REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

    NO FILING FEE IS REQUIRED BECAUSE, PURSUANT TO RULE 24f-2 UNDER THE INVESTMENT COMPANY ACT OF 1940, REGISTRANT HAS PREVIOUSLY REGISTERED AN INDEFINITE NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE, PURSUANT TO A REGISTRATION STATEMENT ON FORM N-1A (FILE NO. 2-66407). PURSUANT TO RULE 429 UNDER THE SECURITIES ACT OF 1933, THE PROSPECTUS AND PROXY STATEMENT RELATES TO SHARES PREVIOUSLY REGISTERED ON FORM N-1A (FILE NO. 2-66407).

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET
          (AS REQUIRED BY RULE 481(a)UNDER THE SECURITIES ACT OF 1933)

N-14 ITEM NO.                                         PROSPECTUS/PROXY
AND CAPTION                                           STATEMENT CAPTION
----------------------------------------------------  ----------------------------------------
PART A
Item    1.  Beginning of Registration Statement and
            Outside Front Cover Page of
            Prospectus..............................  Cover Page
Item    2.  Beginning and Outside Back Cover Page of
            Prospectus..............................  Table of Contents
Item    3.  Fee Table, Synopsis Information and Risk
            Factors.................................  Synopsis; Principal Risk Factors
Item    4.  Information about the Transaction.......  Synopsis; The Proposed Transaction
Item    5.  Information about the Registrant........  Information about National Municipals
                                                      Fund
Item    6.  Information about the Company Being
            Acquired................................  Information about Hawaii Series
Item    7.  Voting Information......................  Voting Information
Item    8.  Interest of Certain Persons and
            Experts.................................  Not Applicable
Item    9.  Additional Information Required for
            Reoffering by Persons Deemed to be
            Underwriters............................  Not Applicable
PART B
                                                      STATEMENT OF ADDITIONAL
                                                      INFORMATION CAPTION
                                                      ----------------------------------------
Item   10.  Cover Page..............................  Cover Page
Item   11.  Table of Contents.......................  Cover Page
Item   12.  Additional Information about the
            Registrant..............................  Statement of Additional Information of
                                                      Prudential National Municipals Fund,
                                                      Inc. dated March 6, 1997.
Item   13.  Additional Information about the Company
            Being Acquired..........................  Not Applicable
Item   14.  Financial Statements....................  Statement of Additional Information of
                                                      Prudential National Municipals Fund,
                                                      Inc. dated March 6, 1997; Semi-Annual
                                                      Report to Shareholders of the Hawaii
                                                      Income Series of Prudential Municipal
                                                      Series Fund for the six-months ended
                                                      February 28, 1997

PART C
       Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

             PRUDENTIAL MUNICIPAL SERIES FUND--HAWAII INCOME SERIES
                              GATEWAY CENTER THREE
                            NEWARK, NEW JERSEY 07102


                                 --------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                                 --------------

To our Shareholders:

    Notice is hereby given that a Special Meeting of Shareholders of the Hawaii Income Series (Hawaii Series) of Prudential Municipal Series Fund (Series Fund) will be held at 9:00 A.M., Eastern time, on June 16, 1997, at The Prudential Insurance Company of America, Plaza Building, 751 Broad Street, Newark, New Jersey 07102, for the following purposes:

    1. To approve an Agreement and Plan of Reorganization whereby all of the assets of the Hawaii Series will be transferred to Prudential National Municipals Fund, Inc. (National Municipals Fund) in exchange for Class A shares of the National Municipals Fund and National Municipals Fund's assumption of all of the liabilities, if any, of Hawaii Series.

    2. To consider and act upon any other business as may properly come before the Meeting or any adjournment thereof.

    Only shares of beneficial interest of Hawaii Series of record at the close of business on April 18, 1997, are entitled to notice of and to vote at this Meeting or any adjournment thereof.

                                          S. JANE ROSE
                                            SECRETARY


Dated: May 5, 1997


  WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED SELF-ADDRESSED STAMPED ENVELOPE. IN ORDER TO AVOID THE ADDITIONAL EXPENSE OF FURTHER SOLICITATION, WE ASK YOUR COOPERATION IN MAILING IN YOUR PROXY PROMPTLY.

                   PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
                                   PROSPECTUS
                                      AND
             PRUDENTIAL MUNICIPAL SERIES FUND--HAWAII INCOME SERIES
                                PROXY STATEMENT
                              GATEWAY CENTER THREE
                            NEWARK, NEW JERSEY 07102
                                 (800) 225-1852
                                 --------------

    Prudential Municipal Series Fund (Series Fund) is an open-end, management investment company comprised of fourteen separate series, one of which is the Hawaii Income Series (the Hawaii Series). Prudential National Municipals Fund, Inc. (National Municipals Fund) is an open-end, diversified, management investment company. Both Series Fund and National Municipals Fund (collectively, the Funds) are managed by Prudential Mutual Fund Management LLC (PMF or the Manager) and have the same office address. Hawaii Series is a non-diversified series, the investment objective of which is to provide the maximum amount of income that is exempt from Hawaii state and federal income taxes consistent with the preservation of capital and, in conjunction therewith, Hawaii Series may invest in debt securities with the potential for capital gain. The investment objective of National Municipals Fund is to seek a high level of current income exempt from federal income taxes.

    This Prospectus and Proxy Statement is being furnished to shareholders of Hawaii Series in connection with an Agreement and Plan of Reorganization (the
Plan), whereby National Municipals Fund will acquire all of the assets of Hawaii Series and assume the liabilities, if any, of Hawaii Series. If the Plan is approved by the Hawaii Series' shareholders, all shareholders of Hawaii Series will receive Class A shares of National Municipals Fund in place of the shares of Hawaii Series held by them, and Hawaii Series will be terminated. Shareholders of National Municipals Fund are not being asked to vote on the Plan.


    This Prospectus and Proxy Statement sets forth concisely information about National Municipals Fund that prospective investors should know before investing. This Prospectus and Proxy Statement is accompanied by the Prospectus of National Municipals Fund, dated March 6, 1997, as supplemented on April 15, 1997, which Prospectus is incorporated by reference herein. The Prospectus of Hawaii Series, dated November 1, 1996, including February 24, 1997 and March 31, 1997 Supplements thereto, the Annual Report to Shareholders of Hawaii Series for the fiscal year ended August 31, 1996 and the Semi-Annual Report to Shareholders of Hawaii Series for the six-month period ended February 28, 1997 and the Statement of Additional Information of National Municipals Fund, dated March 6, 1997, have been filed with the Securities and Exchange Commission (SEC), and are available without charge upon written request to Prudential Mutual Fund Services LLC, Raritan Plaza One, Edison, New Jersey 08837 or by calling the toll-free number shown above. Additional information, contained in a Statement of Additional Information, dated May 5, 1997, forming a part of National Municipals Fund's Registration Statement on Form N-14, has been filed with the SEC, is incorporated herein by reference and is available without charge upon request to the address or telephone number shown above.



    This Prospectus and Proxy Statement will first be mailed to shareholders on or about May 5, 1997.


    Investors are advised to read and retain this Prospectus and Proxy Statement for future reference.
                                 --------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


        The date of this Prospectus and Proxy Statement is May 5, 1997.

                   PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
             PRUDENTIAL MUNICIPAL SERIES FUND--HAWAII INCOME SERIES

                              GATEWAY CENTER THREE
                            NEWARK, NEW JERSEY 07102

                                 --------------


                PROSPECTUS AND PROXY STATEMENT DATED MAY 5, 1997

                                 --------------

                                    SYNOPSIS

    The following synopsis is a summary of certain information contained elsewhere in this Prospectus and Proxy Statement and the Agreement and Plan of Reorganization (the Plan) and is qualified by reference to the more complete information contained herein as well as in the Prospectus of the Hawaii Income Series (the Hawaii Series) of Prudential Municipal Series Fund (Series Fund) and the enclosed Prospectus of Prudential National Municipals Fund, Inc. (National Municipals Fund). Shareholders should read the entire Prospectus and Proxy Statement carefully.

GENERAL

    This Prospectus and Proxy Statement is furnished by the Trustees of Series Fund in connection with the solicitation of Proxies for use at a Special Meeting of Shareholders of the Hawaii Series of Series Fund (the Meeting) to be held at 9:00 A.M. on June 16, 1997 at The Prudential Insurance Company of America, Plaza Building, 751 Broad Street, Newark, New Jersey 07102. The purpose of the Meeting is to approve the Plan whereby all of the assets of Hawaii Series will be acquired by, and the liabilities of Hawaii Series, if any, will be assumed by, National Municipals Fund, in exchange solely for Class A shares of common stock of National Municipals Fund, and such other business as may properly come before the Meeting or any adjournment thereof. The Plan is attached to this Prospectus and Proxy Statement as Appendix B.

    Approval of the Plan requires the affirmative vote of a majority of shares of Hawaii Series outstanding and entitled to vote. Shareholders vote in the aggregate and not by separate class within Hawaii Series. Approval of the Plan by the shareholders of National Municipals Fund is not required and the Plan is not being submitted for their approval.

THE PROPOSED REORGANIZATION

    The Board of Directors of National Municipals Fund and the Trustees of Series Fund have approved the Plan, which provides for the transfer of all of the assets of Hawaii Series in exchange solely for Class A shares of common stock of National Municipals Fund and the assumption by National Municipals Fund of the liabilities, if any, of Hawaii Series. Following approval by Hawaii Series' shareholders, if obtained, and the exchange, Class A shares of National Municipals Fund will be distributed to Class A, Class B and Class C shareholders of Hawaii Series, and Hawaii Series will be terminated. The reorganization will become effective as soon as practicable after the Meeting. Hawaii Series' Class A, Class B and Class C shareholders will receive the number of full and fractional Class A shares of National Municipals Fund equal in value (rounded to the third decimal place) to such shareholder's Class A, Class B and Class C shares of Hawaii Series as of the closing date.

REASONS FOR THE REORGANIZATION

    There are a number of similarities between Hawaii Series and National Municipals Fund that led to consideration of the Plan. The following are among the reasons for the reorganization, which was proposed by PMF, the Manager of each Fund:


    HAWAII SERIES HAS BEEN UNABLE TO ATTRACT SIGNIFICANT ASSETS. Since commencement of operations in 1994, Hawaii Series has been unable to attract significant assets. As of February 28, 1997, Hawaii Series' assets were $14,328,597, with 428 shareholders. As a result, since operations were commenced, Hawaii Series has operated with relatively high expense ratios before voluntary expense subsidy and management fee waivers by the Manager. Because of its size, Hawaii Series does not enjoy the economies of scale of National Municipals Fund. The Manager believes Hawaii Series' situation is not likely to improve and although PMF's current fee waiver and expense subsidy have been in place for some time for Hawaii Series, the waiver and expense subsidy are voluntary, are not specified as to duration and could therefore be eliminated at any time. The Distributor of each Fund has agreed to limit distribution fees with respect to the Class A and Class C shares of each Fund to no more than .10 of 1% of the average daily net asset value of the Class A shares and Class C shares, respectively, for each Fund's current fiscal year.



    NATIONAL MUNICIPALS FUND AND HAWAII SERIES HAVE A SIMILAR INVESTMENT OBJECTIVE. National Municipals Fund and Series Fund are open-end, management investment companies. National Municipals Fund and Hawaii Series invest primarily in long-term, investment grade debt securities of municipal issuers, the investment income from which is exempt from federal income taxes. However, shareholders of Hawaii Series should recognize that if the reorganization occurs, income from their investment in National Municipals Fund will likely be subject to Hawaii state income taxes. Shareholders of Hawaii Series are advised to consult their own tax advisers regarding specific questions as to federal, state, or local taxes. See "--Certain Differences Between Hawaii Series and National Municipals Fund" and "--Investment Objectives and Policies" below.


    NATIONAL MUNICIPALS FUND OFFERS GREATER DIVERSIFICATION OF ASSETS AND REDUCES POTENTIAL CONCERNS RELATING TO INADEQUATE SUPPLY OF MUNICIPAL BONDS FROM SPECIFIC STATES. Because Hawaii Series must invest at least 80% of its total assets in municipal obligations of issuers located in Hawaii, and other obligations of qualifying issuers, its portfolio is more susceptible to factors adversely affecting issuers of such obligations than is a national municipal bond fund such as National Municipals Fund. In addition, Hawaii Series from time to time may have difficulty obtaining suitable investments due to inadequate supply. A national municipal fund such as National Municipals Fund is not similarly constrained as to potential purchases.

    AFTER IMPLEMENTATION OF THE PLAN, THE FORMER SHAREHOLDERS OF HAWAII SERIES AND NATIONAL MUNICIPALS FUND'S SHAREHOLDERS MAY BENEFIT FROM REDUCED EXPENSES RESULTING FROM GREATER ECONOMIES OF SCALE. The Trustees of Series Fund and the Board of Directors of National Municipals Fund believe that the reorganization may achieve certain economies of scale that Hawaii Series alone cannot realize because of its small size, and that National Municipals Fund would realize the benefits of a larger asset base in exchange for its shares of common stock. The combination of Hawaii Series and National Municipals Fund would eliminate certain duplicate expenses, such as those incurred in connection with separate audits and the preparation of separate financial statements for Hawaii Series and National Municipals Fund, and reduce other expenses, because their expenses would be spread across a larger asset base.

    The ratios of total expenses to average net assets for Class A shares of National Municipals Fund and Class A, Class B and Class C shares of Hawaii Series were as follows:

                                                                     CLASS A      CLASS B       CLASS C
                                                                   -----------  ------------  ------------
NATIONAL MUNICIPALS FUND:
  Fiscal Year Ended December 31, 1996 (1)........................       0.68%        --            --
  Fiscal Year Ended December 31, 1996 (2)........................       0.73%        --            --

HAWAII SERIES:
  Six Months Ended February 28, 1997 (1)(3)......................       0.44%         0.83%         1.06%
  Six Months Ended February 28, 1997 (2)(3)......................       1.65%         2.04%         2.27%
  Fiscal Year Ended August 31, 1996 (1)..........................       0.45%         0.85%         1.10%
  Fiscal Year Ended August 31, 1996 (2)..........................       1.98%         2.38%         2.63%

------------
(1)  After consideration of management fee waiver and/or expense subsidy.
(2)  Before consideration of management fee waiver and/or expense subsidy.
(3)  Figures are annualized and unaudited.


    AFTER IMPLEMENTATION OF THE PLAN, CERTAIN SHAREHOLDERS OF HAWAII SERIES SHOULD BENEFIT FROM REDUCED DISTRIBUTION FEES AND SALES LOADS. If the Plan is implemented, each shareholder of Hawaii Series will receive the number of full and fractional Class A shares of National Municipals Fund equal to the net asset value (rounded to the third decimal place) of such shareholder's shares as of the closing date. Class B and Class C shares of Hawaii Series currently are subject to maximum distribution fees of .50 of 1% and .75 of 1% (after reduction), respectively. Class A shares of National Municipals Fund currently are subject to a maximum distribution fee of .10 of 1% (after reduction). Accordingly, Class B and Class C shareholders of Hawaii Series should benefit from reduced distribution fees.


    Furthermore, Class B and Class C shares of Hawaii Series currently are subject to maximum deferred sales loads of up to 5% and 1%, respectively. If the Plan is implemented, such shareholders will receive Class A shares of National Municipals Fund, which are subject to no deferred sales load. Therefore, Class B and Class C shareholders of Hawaii Series should benefit from the elimination of otherwise applicable sales loads if the reorganization is approved.

    If the Plan is implemented, Class A shareholders of Hawaii Series will be subject to the same maximum distribution fee charged by National Municipals Fund as is currently charged by Hawaii Series (each after reduction). Like Class A shares of Hawaii Series, Class A shares of National Municipals Fund received in the reorganization by Class A shareholders of Hawaii Series will not be subject to any deferred sales load. Therefore, Class A shareholders of Hawaii Series will not be subject to any additional distribution fees or sales loads following the reorganization.


    NATIONAL   MUNICIPALS  FUND  HAS  ACHIEVED  A  YIELD  COMPARABLE  TO  HAWAII
SERIES. The municipal obligations held by National Municipals Fund have historically had a higher gross yield than the obligations in Hawaii Series' portfolio, and National Municipals Fund has lower expense ratios before applicable management fee waiver and expense subsidies than Hawaii Series due to its appreciably larger size. The following table presents the 30 day yield for Hawaii Series for the thirty-day period ended December 31, 1996 on a before and after subsidy basis. The table also presents the 30 day yield for National Municipals Fund for the thirty-day period ended December 31, 1996 on a pre-Hawaii state income tax basis and on an after-Hawaii state income tax basis.

                                                                   ADJUSTED
                                                    NATIONAL       NATIONAL
               HAWAII SERIES      HAWAII SERIES    MUNICIPALS     MUNICIPALS
                  30 DAY             30 DAY           FUND           FUND
                 SEC YIELD          SEC YIELD        30 DAY         30 DAY
   CLASS      BEFORE SUBSIDY      AFTER SUBSIDY     SEC YIELD     SEC YIELD
   -----     -----------------  -----------------  -----------  --------------
         A           3.70%              4.88%           4.75%         4.28%*
         B           3.42%              4.63%
         C           3.18%              4.38%

------------
  All yields are after application of the current level of management fee waiver (.05 of 1%), which PMF agreed to with respect to each of Hawaii Series and National Municipals Fund, effective January 1, 1995. Past performance is not a guarantee of future results.

* After application of Hawaii state tax at the rate of 10%

    NATIONAL MUNICIPALS FUND HAS ACHIEVED AVERAGE ANNUAL TOTAL RETURNS COMPARABLE TO HAWAII SERIES. The following table reflects each Fund's respective average annual total returns before and after application of the management fee waivers and/or subsidy.

                                                        AFTER MANAGEMENT FEE WAIVER            BEFORE MANAGEMENT FEE WAIVER
                                                           AND/OR EXPENSE SUBSIDY                 AND/OR EXPENSE SUBSIDY
                                                   --------------------------------------  -------------------------------------
                                                     CLASS A      CLASS B      CLASS C       CLASS A      CLASS B      CLASS C
                                                   -----------  -----------  ------------  -----------  -----------  -----------
NATIONAL MUNICIPALS FUND:*
  One Year Ended December 31, 1996...............       -0.4%          --            --         -0.5%          --           --
  Five Years Ended December 31, 1996.............        6.0%          --            --          6.0%          --           --
  Since Inception (January 22, 1990) through
   December 31, 1996.............................        7.2%          --            --          7.1%          --           --
HAWAII SERIES:**
  One Year Ended December 31, 1996...............        0.1%        -2.2%          1.6%        -2.7%        -4.9%        -1.3%
  Since Inception (September 19, 1994) through
   December 31, 1996.............................        6.5%         6.3%          7.2%         5.2%         5.0%         5.9%
  One Year Ended August 31, 1996.................        1.9%        -0.4%          3.3%         0.7%        -1.6%         2.1%
  Since Inception (September 19, 1994) through
   August 31, 1996...............................        5.7%         5.0%          6.7%         4.5%         3.8%         5.4%

------------

*    Fiscal year ends December 31, 1996.

**   Fiscal year ends August 31, 1996.


    Average annual total return takes into account any applicable initial or contingent deferred sales charges but does not take into account any federal or state income taxes that may be payable upon redemption.


    For the reasons set forth below under "The Proposed Transaction--Reasons for the Reorganization Considered by the Trustees/Directors," the Board of Directors of National Municipals Fund and the Trustees of Series Fund, including those Directors or Trustees who are not "interested persons" (Independent Directors or Trustees), as that term is defined in the Investment Company Act of 1940, as amended (Investment Company Act), have concluded that the reorganization would be in the best interests of the shareholders of National Municipals Fund and Hawaii Series and that the interests of shareholders of National Municipals Fund and Hawaii Series will not be diluted as a result of the proposed transaction. Accordingly, the Board of Directors of National Municipals Fund and the Trustees of Series Fund each recommends approval of the Plan.

CERTAIN DIFFERENCES BETWEEN HAWAII SERIES AND NATIONAL MUNICIPALS FUND


    There are a number of differences between National Municipals Fund and Hawaii Series. First, although similar in certain respects, the investment objective of each is different. The Hawaii Series' investment objective is to provide the maximum amount of income that is exempt from Hawaii state and federal income taxes as is consistent with the preservation of capital and, in conjunction therewith, Hawaii Series may invest in debt securities with the potential for capital gain. Hawaii Series invests at least 80% of the value of its total assets in obligations of issuers located in the state of Hawaii, or in obligations of other qualifying issuers. Investors in Hawaii Series who are residents of Hawaii and that have invested in Hawaii Series receive income that is generally exempt from income taxation by their state of residence. In contrast, National Municipals Fund's investment objective is to seek a high level of current income exempt from federal income taxes. In attempting to achieve this objective, under normal circumstances, National Municipals Fund intends to invest substantially all, and in any event, at least 80% of its total assets in municipal bonds and notes. Preservation of capital is not an objective. Investors in National Municipals Fund who are residents of Hawaii will be subject to state income taxes with respect to that portion of National Municipals Fund's income not earned from obligations exempt from state income taxes of Hawaii. Shareholders of Hawaii Series should be aware that if the Plan is approved, it is likely that a substantial portion of the income they receive will be subject to state income tax following the reorganization.



    Second, the Funds' management fees are different. The management fee for Hawaii Series is an annual rate of .50 of 1% of Hawaii Series' average daily net assets; currently, the Manager is waiving .05% of such fee. The management fee for National Municipals Fund is an annual rate of .50 of 1% of the first $250 million of average daily net assets, .475 of 1% of the next $250 million of average daily net assets, .45 of 1% of the next $500 million of average daily net assets, .425 of 1% of the next $250 million of average daily net assets, .40 of 1% of the next $250 million of average daily net assets and .375 of 1% of the Fund's average daily net assets in excess of $1.5 billion. The Manager is currently waiving .05% of such fee. If the proposed reorganization is approved, former shareholders of Hawaii Series will be subject to a management fee rate that is less than the management fee rate payable by Hawaii Series. See "Fees and Expenses--Management Fees" below.



    Third, National Municipals Fund is a "diversified company," whereas Hawaii Series is a "non-diversified company," as those terms are defined under the Investment Company Act. A "diversified company" means a management company which meets the following requirements: at least 75% of the value of its total assets is represented by cash and cash items (including receivables), government securities, securities of other investment companies, and other securities for the purposes of this calculation limited in respect of any one issuer to an amount not greater in value than 5% of the value of the total assets of such management company and to not more than 10% of the outstanding voting securities of such issuer. A "non-diversified" company means any management company other than a diversified company.


STRUCTURE OF HAWAII SERIES AND NATIONAL MUNICIPALS FUND


    Hawaii Series is authorized to issue an unlimited number of shares of beneficial interest, $.01 par value per share, whereas National Municipals Fund is authorized to issue 750 million shares of common stock, $.01 par value per share. Hawaii Series and National Municipals Fund have each divided their shares into three classes, designated Class A, Class B and Class C, each of which is currently being offered by the respective funds. Each class of shares represents an interest in the same assets of Hawaii Series or National Municipals Fund, as the case may be, and is identical in all respects except that (i) each class is subject to different sales charges and/or service fees, (ii) each class has exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement and has separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class, (iii) each class has a different exchange privilege and (iv) only Class B shares have a conversion feature. The distribution systems for Class A, Class B and Class C shares of each Fund are identical. Share certificates will be issued by National Municipals Fund upon written request to Prudential Mutual Fund Services LLC, the Fund's Transfer Agent. See "Shareholder Guide" in the National Municipals Fund's Prospectus. Each Fund has received an order from the SEC permitting the issuance and sale of multiple classes of shares. Pursuant to National Municipals Fund's Articles of Incorporation and Series Fund's Declaration of Trust, each Fund's Board of Directors/Trustees may authorize the creation of additional series of shares, and classes within such series, with such preferences, privileges, limitations and voting and dividend rights as that Fund's Board of Directors/Trustees may determine.


    The Board of Directors/Trustees of each Fund may increase or decrease the number of authorized shares of its respective Fund without approval by the shareholders. Shares of each Fund, when issued, are fully paid, nonassessable, fully transferable and redeemable at the option of the holder. Shares are also redeemable at the option of each Fund under certain circumstances. Except for the conversion feature applicable to the Class B shares, there are no conversion, preemptive or other subscription rights. In the event of liquidation, each share of each Fund is entitled to its portion of all of that Fund's assets after all debt and expenses of that Fund have been paid. Since Class B and Class C shares generally bear higher distribution expenses than Class A shares, the liquidation proceeds to shareholders of those classes are likely to be lower than to Class A shareholders. Neither Fund's shares have cumulative voting rights for the election of Directors/Trustees. Hawaii Series' Class A, Class B and Class C shareholders will receive the number of full and fractional Class A shares of National Municipals Fund (as to which no contingent deferred sales charge applies) equal in value (rounded to the third decimal place) to such shareholders' Class A, Class B and Class C shares of Hawaii Series as of the closing date.


    If a stock certificate is desired by a shareholder of National Municipals Fund or Hawaii Series, it must be requested in writing for each purchase of shares. Certificates are issued only for full shares. Shareholders who hold their shares through Prudential Securities will not receive stock certificates. It is the present intent of the Board of Directors of National Municipals Fund and the Trustees of Series Fund not to hold annual meetings of shareholders unless the election of Directors/Trustees is required under the Investment Company Act, nor to hold special meetings of shareholders unless required by the Investment Company Act or state law.


INVESTMENT OBJECTIVES AND POLICIES


    National Municipals Fund's investment objective is to seek a high level of current income exempt from federal income taxes. National Municipals Fund seeks to achieve this objective by investing primarily in long-term municipal bonds of medium quality (securities rated Baa or BBB by Moody's or S&P, respectively) obligations of municipalities possessing adequate but not outstanding capacities to service their debt. There can be no assurance that such objective will be achieved. In attempting to achieve its objective, under normal circumstances, National Municipals Fund intends to invest substantially all, and in any event at least 80%, of its total assets in municipal bonds and municipal notes (E.G., tax revenue and bond anticipation notes). National Municipals Fund may invest in variable rate securities and inverse floating rate obligations and may engage in various hedging strategies, including the purchase and sale of derivatives. These strategies include the purchase of put options and the purchase and sale of financial futures contracts and options thereon. See "Principal Risk Factors--Hedging Activities." National Municipals Fund may invest up to 15% of its net assets in illiquid securities and may borrow an amount equal to no more than 33 1/3% of the value of its total assets from banks for temporary, extraordinary or emergency purposes or for the clearance of transactions.

    The investment objective of Hawaii Series is to provide the maximum amount of income that is exempt from Hawaii state and federal income taxes as is consistent with the preservation of capital and, in conjunction therewith, Hawaii Series may invest in debt securities with the potential for capital gain. There can be no assurance that the investment objective will be achieved. Under normal circumstances, Hawaii Series invests at least 80% of the value of its total assets in obligations of Hawaii issuers or in obligations of other qualifying issuers. Hawaii Series seeks to achieve this objective by investing in debt obligations rated Baa or BBB or better by Moody's or S&P, respectively, or, if not rated, of substantially comparable quality as determined by the investment adviser. Securities rated Baa may have speculative characteristics, and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payments than is the case with higher grade securities. Subsequent to its purchase, a municipal obligation may be assigned a lower rating or cease to be rated. Such an event would not require the elimination of the issue from the portfolio, but the investment adviser will consider such an event in determining whether the security should continue to be held. Hawaii Series invests primarily in Hawaii municipal and local government obligations and obligations of other qualifying issuers which pay income exempt, in the opinion of bond counsel, from Hawaii income taxes and federal income taxes. Hawaii Series may invest in floating rate and variable rate securities, including participation interests therein and inverse floating rate obligations. Hawaii Series also may engage in various hedging strategies, including the purchase and sale of derivatives. These strategies include the purchase of put options and the purchase and sale of financial futures contracts and options thereon. See "Principal Risk Factors--Hedging Activities" below. Hawaii Series may invest up to 15% of its net assets in illiquid securities and may borrow an amount equal to no more than 33 1/3% of the value of its total assets from banks for temporary, extraordinary or emergency purposes or for the clearance of transactions.


FEES AND EXPENSES

    MANAGEMENT FEES. PMF, the Manager of each Fund and an indirect, wholly-owned subsidiary of The Prudential Insurance Company of America (Prudential), is compensated, pursuant to a management agreement with National Municipals Fund, at an annual rate of .50 of 1% of the first $250 million of the average daily net assets of National Municipals Fund, .475 of 1% of the next $250 million of the average daily net assets of National Municipals Fund, .45 of 1% of the next $500 million of National Municipals Fund's average daily net assets, .425 of 1% of the next $250 million of National Municipals Fund's average daily net assets, .40 of 1% of the next $250 million of National Municipals Fund's average daily net assets and .375 of 1% of the average daily net assets of National Municipals Fund in excess of $1.5 billion, and, pursuant to a management agreement with Series Fund, at an annual rate of .50 of 1% of the average daily net assets of Hawaii Series.

    Effective January 1, 1995, PMF voluntarily agreed to waive .05 of 1% of its management fee from National Municipals Fund. After the waiver, the management fee is .45 of 1% of National Municipals Fund's average daily net assets up to and including $250 million, .425 of 1% of the next $250 million, .40 of 1% of the next $500 million, .375 of 1% of the next $250 million, .35 of 1% of the next $250 million and .325 of 1% of National Municipals Fund's average daily net assets in excess of $1.5 billion. The waiver may be discontinued at any time. For the fiscal year ended December 31, 1996, National Municipals Fund paid PMF management fees of .43 of 1% of National Municipals Fund's average daily net assets.

    Effective January 1, 1995, PMF voluntarily agreed to waive .05 of 1% of its management fee from Hawaii Series. After the waiver, the management fee is .45 of 1% of Hawaii Series' average daily net assets. The waiver may be discontinued at any time. For the fiscal year ended August 31, 1996, Hawaii Series paid PMF management fees at an annual rate of .45 of 1% of its average daily net assets.

    Under subadvisory agreements between PMF and The Prudential Investment Corporation, doing business as Prudential Investments (PI or the Subadviser), the Subadviser provides investment advisory services for the management of the respective Funds. Each subadvisory agreement provides that PMF will reimburse PI for its reasonable costs and expenses in providing investment advisory services. PMF continues to have responsibility for all investment advisory services pursuant to the management agreements for both Funds and supervises the Subadviser's performance of its services on behalf of each Fund.

    DISTRIBUTION   FEES.     Prudential   Securities   Incorporated  (Prudential
Securities or the Distributor), a wholly-owned subsidiary of Prudential, serves as the distributor of the Class A, Class B and Class C shares for both Funds.

    Under separate Distribution and Service Plans adopted by each Fund (the Class A Plan, Class B Plan and Class C Plan, collectively, the Plans) pursuant to Rule 12b-1 under the Investment Company Act, and approved by the shareholders of the applicable class of National Municipals Fund and Hawaii Series and under separate distribution agreements, Prudential Securities incurs the expenses of distributing the Class A, Class B and Class C shares of National Municipals Fund and Hawaii Series, respectively. These expenses include (i) commissions and account servicing fees, (ii) advertising expenses, (iii) the cost of printing and mailing prospectuses, and (iv) indirect and overhead costs associated with the sale of each of National Municipals Fund's and Hawaii Series' shares.

    Under the Funds' Class A Plans, each Fund may pay Prudential Securities for distribution expenses at an annual rate of up to .30 of 1% of the average daily net assets of the Class A shares. Prudential Securities has advised the Funds that distribution fees under the Class A Plans will not exceed .10 of 1% of the average daily net assets of the Class A shares for the fiscal year ending December 31, 1997 for National Municipals Fund and the fiscal year ending August 31, 1997 for Hawaii Series. For the fiscal year ended December 31, 1996, Prudential Securities received $508,159 under National Municipals Fund's Class A Plan and approximately $33,100 in initial sales charges from sales of National Municipals Fund's Class A shares. For the fiscal year ended August 31, 1996 and the six-month period ended February 28, 1997, Prudential Securities received $3,620 and $2,030, respectively, from the Hawaii Series, under Series Fund's Class A Plan and approximately $7,200 and $1,400, respectively, in initial sales charges from sales of Class A shares of Hawaii Series.

    Under Hawaii Series' Class B and Class C Plans, Hawaii Series pays Prudential Securities for distribution expenses at an annual rate of up to .50 of 1% and up to 1% of the average daily net assets of the Class B and Class C shares, respectively. Hawaii Series' Class B Plan provides for the payment of an asset-based sales charge of up to .50 of 1% of the average daily net assets of Hawaii Series' Class B shares and a service fee of up to .25 of 1% of the average daily net assets of Hawaii Series' Class B shares; provided that the total distribution-related fee does not exceed .50 of 1%. Hawaii Series' Class C Plan provides for the payment to Prudential Securities of an asset-based sales charge of up to .75 of 1% of the average daily net assets of the Class C shares and a service fee of up to .25 of 1% of the average daily net assets of the Class C shares. Prudential Securities has agreed to limit its distribution-related fees payable under the Class C Plans to .75 of 1% of the average daily net assets of the Class C shares for the Series Fund's fiscal year ending August 31, 1997. For the fiscal year ended August 31, 1996, and the six-month period ended February 28, 1997, Prudential Securities received $47,993 and $22,678, respectively, from the Hawaii Series, under the Series Fund's Class B Plan and approximately $37,500 and $1,200, respectively, in contingent deferred sales charges from redemptions of Class B shares of the Hawaii Series. For the fiscal year ended August 31, 1996 and the six-month period ended February 28, 1997, Prudential Securities received $8,274 and $5,121, respectively, under the Series Fund's Class C Plan with respect to the Hawaii Series, and $200 and $20, respectively, from contingent deferred sales charges from redemptions of any Hawaii Series' Class C shares.

    For the fiscal year ended December 31, 1996, National Municipals Fund paid distribution expenses of .10% of the average daily net assets of the Class A shares. For each of the fiscal year ended August 31, 1996 and the six-month period ended February 28, 1997, Hawaii Series paid distribution expenses of
 .10%, .50% and .75% of the average daily net assets of Class A, Class B and Class C shares, respectively (six month figures are annualized). The Funds record all payments made under the Plans as expenses in the calculation of net investment income.

    Under each Plan, each Fund is obligated to pay distribution and/or service fees to Prudential Securities as compensation for distribution and service activities, not as reimbursement for specific expenses incurred. If the Distributor's expenses exceed its distribution and service fees, that Fund will not be obligated to pay any additional expenses. If the Distributor's expenses are less than such distribution and service fees, it will retain its full fees and realize a profit. The Class A Plan, Class B Plan and Class C Plan of National Municipals Fund are substantially identical to the Class A Plan, Class B Plan and Class C Plan, respectively, of Series Fund (Hawaii Series).

    OTHER EXPENSES. National Municipals Fund and Hawaii Series also pay certain other expenses in connection with their operation, including accounting, legal, audit and registration expenses. Although the basis for calculating these fees and expenses is the same for National Municipals Fund and Hawaii Series, the per share effect on shareholder returns is affected by their relative size. Combining the National Municipals Fund with Hawaii Series will reduce certain expenses. For example, only one annual audit of the combined Fund will be required rather than separate audits of National Municipals Fund and Hawaii Series as currently required. Furthermore, the expense subsidy with respect to Hawaii Series is voluntary and may be discontinued. For a discussion of the level of expense subsidy and/or management fee waivers, see the notes to the chart "Annual Fund Operatng Expenses (as a percentage of average net assets)" below.

    EXPENSE RATIOS. For its fiscal year ended December 31, 1996, total expenses stated as a percentage of average net assets of National Municipals Fund were
 .68% for Class A shares. Without taking into consideration the management fee waiver, such ratio would have been .73% for Class A shares. For the fiscal year ended August 31, 1996, total expenses stated as a percentage of average net assets of Hawaii Series were .45%, .85% and 1.10% for Class A, Class B and Class C shares, respectively. Without taking into consideration the management fee waiver and expense subsidy, such ratios would have been 1.98%, 2.38% and 2.63% for the Class A, Class B and Class C shares, respectively. For the six-month period ended February 28, 1997 (unaudited), total expenses stated as a percentage of average net assets of Hawaii Series were .44%, .83% and 1.06% (in each case annualized) for Class A, Class B and Class C shares, respectively. Without taking into consideration the management fee waiver and expense subsidy, such ratios would have been 1.66%, 2.04% and 2.27% (in each case annualized) for the Class A, Class B and Class C shares, respectively.

    The following table provides the fees that an investor would be subject to in connection with a purchase, redemption or exchange of shares of both National Municipals Fund and Hawaii Series. However, if the Plan is implemented, shareholders of Hawaii Series will receive Class A shares of National Municipals Fund, regardless of the class of shares of Hawaii Series held prior to the reorganization.


SHAREHOLDER TRANSACTION
 EXPENSES+                   CLASS A SHARES               CLASS B SHARES                       CLASS C SHARES
                             --------------  ----------------------------------------  -------------------------------
Maximum Sales Load Imposed
 on Purchases (as a
 percentage of offering
 price)....................        3%                          None                                 None
Maximum Deferred Sales Load
 (as a percentage of
 original purchase price or
 redemption proceeds,
 whichever is lower).......       None         5% during the first year, decreasing        1% on redemptions made
                                              by 1% annually to 1% in the fifth and      within one year of purchase
                                               sixth years and 0% the seventh year*
Maximum Sales Load Imposed
 on Reinvested Dividends...       None                         None                                 None
Redemption Fees............       None                         None                                 None
Exchange Fees..............       None                         None                                 None

------------

 + Pursuant to rules of the National Association of Securities Dealers, Inc., the aggregate initial sales charges, deferred sales charges and asset-based sales charges on shares of Municipals Fund and each Series may not exceed 6.25% of total gross sales, subject to certain exclusions. This 6.25% limitation is imposed on each class of each Fund rather than on a per shareholder basis. Therefore, long-term shareholders of each Fund may pay more in total sales charges than the economic equivalent of 6.25% of such shareholders' investment in such shares.

 * Class B shares automatically convert to Class A shares approximately seven years after purchase.

    Following the reorganization the actual expense ratios of the combined fund are expected to be lower than those of Hawaii Series for the fiscal year ended August 31, 1996 and the six-month period ended February 28, 1997 (without taking into account the management fee waiver and expense subsidy). Set forth below is a comparison of National Municipals Fund's and Hawaii Series' operating expenses for, in the case of National Municipals Fund, the fiscal year ended December 31, 1996 and, in the case of Hawaii Series, the fiscal year ended August 31, 1996. The ratios are also shown on a pro forma (estimated) combined basis, giving effect to the reorganization.

                                                                                      PRO
                                                                                     FORMA
                                                                                    COMBINED
                                                                                    (HAWAII
                                                                                     SERIES
                                                                                      AND
                                       NATIONAL                                     NATIONAL
ANNUAL FUND                            MUNICIPALS                                   MUNICIPALS
OPERATING EXPENSES (AS A               FUND*              HAWAII SERIES**           FUND)***
PERCENTAGE OF                          --------   -------------------------------   --------
AVERAGE NET ASSETS)                    CLASS A    CLASS A    CLASS B     CLASS C    CLASS A
Management Fees
 (Before Waiver).....................      .48%       .50%       .50%        .50%       .48%
12b-1 Fees (After Reduction)+........      .10        .10        .50         .75        .10
Other Expenses (Before Subsidy)......      .15       1.38       1.38        1.38        .15
                                           ---        ---        ---         ---        ---
Total Fund Operating Expenses (Before
 Waiver and/or Subsidy)..............      .73%      1.98%      2.38%       2.63%       .73%
                                           ---        ---        ---         ---        ---
                                           ---        ---        ---         ---        ---

------------
  * Based on expenses incurred during the fiscal year ended December 31, 1996, without taking into account the management fee waiver. At the current level of management fee waiver (.05%), Management Fees and Total Fund Operating Expenses would be .43% and .68%, respectively, for Class A shares of National Municipals Fund.
 **  Based on expenses  incurred during the  fiscal year ended  August 31, 1996, before consideration of expense subsidy, without taking into account the management fee waiver. The Manager has agreed until further notice to subsidize expenses and waive management fees so that Total Fund Operating Expenses do not exceed .45%, .85% and 1.10% of the average net assets of the Class A, Class B and Class C shares, of Hawaii Series, respectively. At the current level of management fee waiver (.05 of 1%), Management Fees and Total Fund Operating Expenses (after subsidy) would be .45% and .45%, respectively, for Class A shares, .45% and .85%, respectively, for Class B shares and .45% and 1.10%, respectively, for Class C shares.
***  Based on expenses  incurred without taking into  account the management fee waiver. At the current level of management fee waiver (.05%), the Pro Forma Management Fees and Pro Forma Total Fund Operating Expenses would be .43% and .68%, respectively for Class A shares.
  + Although the Class A and Class C Distribution and Service Plans provide that each Fund may pay a distribution fee of up to .30 of 1% and 1% per annum of the average daily net assets of the Class A and Class C shares, respectively, the Distributor has agreed to limit its distribution fees with respect to the Class A and Class C shares of each Fund to no more than .10 of 1% and .75 of 1% of the average daily net asset value of the Class A shares and Class C shares, respectively, for each Fund's current fiscal year. Total Fund Operating Expenses (before management fee waiver) without such limitations would be .93% for Class A shares of National Municipals Fund. Total Fund Operating Expenses (before management fee waiver and subsidy) would be 2.18% and 2.88% for Class A and Class C shares, respectively, for Hawaii Series.

    The example set forth below shows the expenses that an investor in the combined fund (assuming approval by shareholders of Hawaii Series) would pay on a $1,000 investment, based upon the pro forma ratios set forth above.


EXAMPLE                                                                          1 YEAR       3 YEARS      5 YEARS     10 YEARS
-----------------------------------------------------------------------------  -----------  -----------  -----------  -----------
You would pay the following expenses on a $1,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period
    Class A..................................................................   $      37    $      53    $      69    $     118


THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

PURCHASES AND REDEMPTIONS

    Purchases of shares of Hawaii Series and National Municipals Fund are made through Prudential Securities, Pruco Securities Corporation (Prusec) or directly from the respective Fund, through their transfer agent, Prudential Mutual Fund Services LLC (PMFS or the Transfer Agent), at the net asset value per share next determined after receipt of a purchase order by the Transfer Agent or Prudential Securities plus a sales charge which may be imposed either (i) at the time of purchase (Class A shares) or (ii) on a deferred basis (Class B or Class C shares).

    The minimum initial investment for Class A and Class B shares of each Fund is $1,000 per class and $5,000 for Class C shares and the minimum subsequent investment is $100 for all classes. Class A shares of each Fund are sold with an initial sales charge of up to 3.00% of the offering price. Class B shares of each Fund are sold without an initial sales charge but are subject to a contingent deferred sales charge (declining from 5% to zero of the lower of the amount invested or the redemption proceeds) which will be imposed on certain redemptions made within six years of purchase. Although Class B shares are subject to higher ongoing distribution-related expenses than Class A shares, Class B shares will automatically convert to Class A shares (which are subject to lower ongoing distribution-related expenses) approximately seven years after purchase. Class C shares of each Fund are sold without an initial sales charge and, for one year after purchase, are subject to a 1% contingent deferred sales charge on redemptions. Like Class B shares, Class C shares are subject to higher ongoing distribution-related expenses than Class A shares but do not convert to another class.

    Shares of each Fund may be redeemed at any time at the net asset value next determined after Prudential Securities or the Transfer Agent receives the sell order. As indicated above, the proceeds of redemptions of Class B and Class C shares may be subject to a contingent deferred sales charge. However, Class B and Class C shareholders of Hawaii Series will receive the number of full and fractional Class A shares of National Municipals Fund equal to the net asset value (rounded to the third decimal place) to such shareholder's Class B and C shares as of the closing date. No contingent deferred sales charges will be imposed in connection with the reorganization. Following the reorganization, such shareholders' Class A shares of National Municipals Fund likewise will not be subject to any contingent deferred sales charges.

EXCHANGE PRIVILEGES

    The exchange privileges available to shareholders of National Municipals Fund are identical to the exchange privileges of shareholders of Hawaii Series. Shareholders of both National Municipals Fund and Hawaii Series have an exchange privilege with certain other Prudential Mutual Funds, including one or more specified money market funds, subject to the minimum investment requirements of such funds. Class A, Class B and Class C shares of each Fund may be exchanged for Class A, Class B and Class C shares, respectively, of another fund on the basis of relative net asset value. No sales charge will be imposed at the time of the exchange. Any applicable contingent deferred sales charge payable upon the redemption of shares exchanged will be calculated from the first day of the month after the initial purchase excluding the time shares were held in a money market fund. Class B and Class C shares of either Fund may not be exchanged into money market funds other than Prudential Special Money Market Fund. For purposes of calculating the holding period applicable to the Class B conversion feature, the time period during which Class B shares were held in a money market fund will be excluded. An exchange will be treated as a redemption and purchase for tax purposes.

DIVIDENDS AND DISTRIBUTIONS

    Each Fund expects to declare daily and to pay dividends of net investment income, if any, monthly and make distributions at least annually of any net capital gains. Shareholders of National Municipals Fund and

Hawaii Series receive dividends and other distributions in additional shares of National Municipals Fund and Hawaii Series, respectively, unless they elect to receive them in cash. A Hawaii Series shareholder's election with respect to reinvestment of dividends and distributions in Hawaii Series will be automatically applied with respect to the National Municipals Fund shares he or she receives pursuant to the Plan.

FEDERAL TAX CONSEQUENCES OF PROPOSED REORGANIZATION


    The Funds have received an opinion of Shereff Friedman Hoffman & Goodman, LLP to the effect that the proposed reorganization will constitute a tax-free reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the Internal Revenue Code). Accordingly, no gain or loss will be recognized to National Municipals Fund or Hawaii Series upon the transfer of assets solely in return for shares of National Municipals Fund and National Municipals Fund's assumption of liabilities, if any, or to shareholders of Hawaii Series upon their receipt of shares of National Municipals Fund in return for their shares of Hawaii Series. The tax basis for the shares of National Municipals Fund received by Hawaii Series' shareholders will be the same as their tax basis for the shares of Hawaii Series to be constructively surrendered in exchange therefor. In addition, the holding period of the shares of National Municipals Fund to be received pursuant to the reorganization will include the period during which the shares of Hawaii Series to be constructively surrendered in exchange therefor were held, provided the latter shares were held as capital assets by the shareholders on the date of the exchange. See "The Proposed Transaction--Tax Considerations."


                             PRINCIPAL RISK FACTORS


    As the investment policies of both Funds are similar, the risks associated with such investments in either Fund also are similar. Below is a summary of such risks. For a more complete discussion of the risks attendant to an investment in National Municipals Fund, please see the National Municipals Fund Prospectus, which accompanies this Prospectus and Proxy Statement and is incorporated herein by reference.


RATINGS

    While National Municipals Fund's investment adviser will not be limited by the ratings assigned by the ratings services, the municipal bonds in which National Municipals Fund's portfolio will be principally invested will be rated A or Baa by Moody's and A or BBB by S&P, or, if not rated, will be, in the judgment of the investment adviser, of substantially comparable quality. Bonds rated Baa by Moody's lack outstanding investment characteristics and, in fact, have speculative characteristics as well. Hawaii Series may also purchase municipal securities rated BBB by S&P or Baa by Moody's. In addition, National Municipals Fund may acquire municipal bonds which have been rated below medium quality (below BBB/Baa) by the ratings services if, in the judgment of National Municipals Fund's investment adviser, the bonds have the characteristics of medium quality obligations.

    Municipal bonds of medium quality are subject to fluctuation in value as a result of changing economic circumstances, as well as changes in interest rates. Thus, while medium quality obligations generally provide a higher yield than high quality municipal bonds of similar maturities, medium quality obligations are subject to a greater degree of market fluctuation with less certainty of the issuer's continuing ability to meet the payments of principal and interest when due, and may have speculative characteristics not present in bonds of higher quality.

HEDGING ACTIVITIES

    National Municipals Fund may also engage in various portfolio strategies, including the purchase and sale of derivatives, to reduce certain risks of its investments. These strategies include the purchase of put or tender options on municipal bonds and notes and the purchase and sale of financial futures contracts and options thereon and municipal bond index futures contracts. National Municipals Fund's ability to use these strategies may be limited by market conditions, regulatory limits and tax considerations, and there can be no assurance that any of these strategies will succeed.

    Participation in the options and futures markets involves investment risks and transaction costs to which National Municipals Fund would not be subject absent the use of these strategies. National Municipals Fund's successful use of financial futures contracts and options on futures contracts depends upon the ability of its investment adviser to accurately predict movements in the direction of interest rates and other factors affecting markets for securities. For example, if National Municipals Fund has hedged against the possibility of an increase in interest rates which would adversely affect the price of securities in its portfolio and prices of such securities increase instead, National Municipals Fund will lose part or all of the benefit of the increased value of its securities because it will have offsetting losses in its futures positions. In addition, in such situations, if National Municipals Fund has insufficient cash to meet daily variation margin requirements, it may have to sell securities to meet such requirements. Such sales of securities may be, but will not necessarily be, at increased prices which reflect the rising market. National Municipals Fund may have to sell securities at a time when it is disadvantageous to do so. Where futures are purchased to hedge against a possible increase in the price of securities before National Municipals Fund is able to invest its cash in an orderly fashion, it is possible that the market may decline instead. If National Municipals Fund then concludes not to invest in securities at that time because of concern as to possible future market decline or for other reasons, the Fund will realize a loss on the futures contract that is not offset by a reduction in the price of the securities purchased.

    Hawaii Series may also engage in various portfolio strategies, including the purchase and sale of certain derivatives. These strategies include the purchase of put options and the purchase and sale of futures contracts and options thereon. Hawaii Series' participation in the options and futures markets subjects the Series to similar types of risks as described above for National Municipals Fund.

TAX CONSIDERATIONS

    National Municipals Fund may purchase municipal obligations of any state, territory or possession of the United States, or any political subdivision thereof. As a result, upon consummation of the reorganizations, shareholders of Hawaii Series that are resident in Hawaii will be subject to certain state income taxes with respect to that portion of National Municipals Fund's income not earned from municipal obligations the income from which is exempt from Hawaii state income taxes. Shareholders of Hawaii Series are advised to consult their own tax advisers regarding specific questions as to federal, state or local taxes. Each of Hawaii Series and National Municipals Fund has elected to qualify, and intends to remain qualified, as a regulated investment company under the Internal Revenue Code.


    Interest on certain municipal bonds and municipal notes held by National Municipals Fund may be subject to the federal alternative minimum tax. From time to time, National Municipals Fund may purchase municipal bonds and municipal notes that are "private activity bonds" (as defined in the Internal Revenue
Code), the interest on which is a tax preference subject to the alternative minimum tax.


REALIGNMENT OF INVESTMENT PORTFOLIO

    The portfolio manager of National Municipals Fund anticipates selling certain securities in the investment portfolio of the combined Fund, but not more than 50% of Hawaii Series' assets acquired in the reorganization, following the consummation of such transaction. The portfolio manager of National Municipals Fund expects that the sale of not more than 50% of the assets acquired from Hawaii Series and the purchase of other securities may affect the aggregate amount of taxable gains and losses generated by National Municipals Fund.

                            THE PROPOSED TRANSACTION

AGREEMENT AND PLAN OF REORGANIZATION

    The terms and conditions under which the proposed transaction may be consummated are set forth in the Plan. Significant provisions of the Plan are summarized below; however, this summary is qualified in its entirety by reference to the Plan, a copy of which is attached as Appendix B to this Prospectus and Proxy Statement.


    The Plan contemplates (i) National Municipals Fund acquiring all of the assets of Hawaii Series in exchange solely for Class A shares of National Municipals Fund and the assumption by National Municipals Fund of Hawaii Series' liabilities, if any, as of the Closing Date (June 27, 1997) and (ii) the constructive distribution on the date of the exchange, expected to occur on or about the Closing Date, of such Class A shares of National Municipals Fund to the Class A, Class B and Class C shareholders of Hawaii Series, as provided for by the Plan.


    The assets of Hawaii Series to be acquired by National Municipals Fund shall include, without limitation, all cash, cash equivalents, securities, receivables (including interest and dividends receivable) and other property of any kind owned by Hawaii Series and any deferred or prepaid assets shown as assets on the books of Hawaii Series. National Municipals Fund will assume from Hawaii Series all debts, liabilities, obligations and duties of Hawaii Series of whatever kind or nature, if any; provided, however, that Hawaii Series will utilize its best efforts, to the extent practicable, to discharge all of its known debts, liabilities, obligations and duties prior to the Closing Date. National
Municipals Fund will deliver to Hawaii Series Class A shares of National Municipals Fund, which Hawaii Series will then distribute to its Class A, Class B and Class C shareholders, respectively. Share certificates in National Municipals Fund will only be issued upon written request to Prudential Mutual Fund Services LLC. See "Shareholder Guide" in National Municipals Fund's Prospectus.

    The value of Hawaii Series' assets to be acquired and liabilities to be assumed by National Municipals Fund and the net asset value of a share of National Municipals Fund will be determined as of 4:15 P.M., New York time, on the Closing Date in accordance with the valuation procedures of the respective Fund's then current prospectus and statement of additional information.

    As soon as practicable after the Closing Date, Series Fund will terminate Hawaii Series and distribute PRO RATA to Hawaii Series' shareholders of record the Class A shares of National Municipals Fund received by Hawaii Series in exchange for such shareholders' interest in Hawaii Series evidenced by their shares of beneficial interest of Hawaii Series. Such termination and distribution will be accomplished by opening accounts on the books of National Municipals Fund in the names of Hawaii Series' shareholders and by transferring thereto the shares of National Municipals Fund previously credited to the account of Hawaii Series on those books. Each shareholder account shall represent the respective PRO RATA number of National Municipals Fund shares of common stock due to such Series shareholder. Fractional shares of National Municipals Fund will be rounded to the third decimal place.

    Accordingly, every shareholder of Hawaii Series will own Class A shares of National Municipals Fund immediately after the reorganization that, except for rounding, will be equal to the value of that shareholder's Class A, Class B or Class C shares of Hawaii Series immediately prior to the reorganization. Moreover, because shares of National Municipals Fund will be issued at net asset value in exchange for net assets of Hawaii Series that, except for rounding, will equal the aggregate value of those shares, the net asset value per share of National Municipals Fund will be unchanged. Thus, the reorganization will not result in a dilution of the value of any shareholder account. However, in general, the reorganization will substantially reduce the percentage of ownership of a Hawaii Series' shareholder below such shareholder's current percentage of ownership in Hawaii Series because, while such shareholder will have the same dollar amount invested initially in National Municipals Fund that he or she had invested in Hawaii Series, his or her investment will represent a smaller percentage of the combined net assets of National Municipals Fund and Hawaii Series.

    Any transfer taxes payable upon issuance of shares of National Municipals Fund in a name other than that of the registered holder of the shares on the books of Hawaii Series as of that time shall be paid by the person to whom such shares are to be issued as a condition of such transfer. Any reporting responsibility of Hawaii Series will continue to be the responsibility of Hawaii Series up to and including the Closing Date and such later date on which Hawaii Series is terminated.

    On the effective date of the reorganization, the name of National Municipals Fund will be unchanged.

    The consummation of the proposed transaction is subject to a number of conditions set forth in the Plan, some of which may be waived by the Board of Directors of National Municipals Fund and the Trustees of Series Fund. The Plan may be terminated and the proposed transaction abandoned at any time, before or after approval by the shareholders of Hawaii Series, prior to the Closing Date. In addition, the Plan may be amended in any mutually agreeable manner, except that no amendment may be made subsequent to the Meeting of shareholders of Hawaii Series that would detrimentally affect the value of National Municipals Fund shares to be distributed to Hawaii Series' shareholders.

REASONS FOR THE REORGANIZATION CONSIDERED BY THE TRUSTEES/DIRECTORS

    The Trustees of Series Fund, including a majority of the Independent Trustees, have determined that the interests of Hawaii Series' shareholders will not be diluted as a result of the proposed transaction and that the proposed transaction is in the best interests of the shareholders of Hawaii Series. In addition, the Board of Directors of National Municipals Fund, including a majority of the Independent Directors, has determined that the interests of National Municipals Fund shareholders will not be diluted as a result of the proposed transaction and that the proposed transaction is in the best interests of the shareholders of National Municipals Fund.

    The reasons that the reorganization was proposed by PMF are described above under "Synopsis-- Reasons for the Reorganization." The Trustees of Series Fund and the Directors of National Municipals Fund based their decisions to approve the Plan on an inquiry into a number of factors, including the following:

        (1) the relative past growth in assets, historical investment performance and perceived future prospects of National Municipals Fund and Hawaii Series including, in particular, the pro forma after-tax yield of the combined fund;

        (2) the effect of the proposed transaction on the expense ratios of National Municipals Fund and Hawaii Series;

        (3) the costs of the reorganization, which will be paid for by National Municipals Fund and Hawaii Series in proportion to their respective asset levels;

        (4) the tax-free nature of the reorganization to National Municipals Fund, Hawaii Series and their shareholders;

        (5) the compatibility of the investment objectives, policies and restrictions of National Municipals Fund and Hawaii Series, and the fact that National Municipals Fund's portfolio is less susceptible to the risks associated with investments concentrated in a single state;

        (6) if the Plan is approved, former shareholders of Hawaii Series, who would have otherwise received income generally exempt from Hawaii taxation from Hawaii Series, will be subject to Hawaii taxation on income derived from National Municipals Fund following the reorganization with respect to that portion of National Municipals Fund's assets not invested in obligations exempt from state income taxes of Hawaii;

        (7) the potential benefits to the shareholders of Hawaii Series and National Municipals Fund, PMF and the Distributor of each Fund; and

        (8) other options to the reorganization, including a continuance of Hawaii Series in its present form, a change of manager or investment objective or a termination of Hawaii Series with the distribution of the cash proceeds to Hawaii Series shareholders.

    If the Plan is not approved by shareholders of Hawaii Series, Series Fund's Trustees may consider other appropriate action, such as the termination of Hawaii Series or a merger or other business combination with an investment company other than National Municipals Fund.

DESCRIPTION OF SECURITIES TO BE ISSUED

    National Municipals Fund's shares represent shares of common stock with $.01 par value per share. Class A shares of National Municipals Fund will be issued to Hawaii Series shareholders on the Closing Date. Each Class A share represents an equal and proportionate interest in National Municipals Fund with each other share of the same class. Shares entitle their holders to one vote per full share and fractional votes for fractional shares held. Each share of National Municipals Fund has equal voting, dividend and liquidation rights with other shares, except that each class has exclusive voting rights with respect to its distribution plan, as noted under "Synopsis--Structure of Hawaii Series and National Municipals Fund" above. Dividends paid by National Municipals Fund with respect to each class of shares, to the extent any are paid, will be calculated in the same manner, at the same time, on the same day, and will be in the same amount, except that each class will bear its own distribution expenses, generally resulting in lower dividends for Class B and Class C shares.

TAX CONSIDERATIONS

    The Funds have received an opinion from Shereff, Friedman, Hoffman & Goodman, LLP to the effect that (1) the proposed transaction described above will constitute a reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code; (2) no gain or loss will be recognized by shareholders of Hawaii Series upon liquidation of Hawaii Series and the distribution of shares of National Municipals Fund constructively in exchange for their shares of Hawaii Series (Internal Revenue Code Section 354(a)(1)); (3) no gain or loss will be recognized by Hawaii Series upon the transfer of Hawaii Series' assets to National Municipals Fund in exchange solely for shares of National Municipals Fund and the assumption by National Municipals Fund of such Series' liabilities, if any, and the subsequent distribution of those shares to Hawaii Series' shareholders in liquidation thereof (Internal Revenue Code Sections 361(a) and 357(a)); (4) no gain or loss will be recognized by National Municipals Fund upon the receipt of such assets in exchange solely for National Municipals Fund's shares and its assumption of Hawaii Series' liabilities, if any (Internal Revenue Code Section 1032(a)); (5) National Municipals Fund's basis for the assets received pursuant to the reorganization will be the same as the basis thereof in the hands of Hawaii Series immediately before the reorganization, and the holding period of those assets in the hands of National Municipals Fund will include the holding period thereof in Hawaii Series' hands (Internal Revenue Code Sections 362(b) and 1223(2)); (6) Hawaii Series' shareholders' basis for the shares of National Municipals Fund to be received by them pursuant to the reorganization will be the same as their basis for the shares of Hawaii Series to be constructively surrendered in exchange therefor (Internal Revenue Code Section 358(a)(1)); and (7) the holding period of the shares of National Municipals Fund to be received by the shareholders of Hawaii Series pursuant to the reorganization will include the period during which the shares of Hawaii Series to be constructively surrendered in exchange therefor were held, provided the latter shares were held as capital assets by the shareholders on the date of the exchange (Internal Revenue Code Section 1223(1)). It should be noted that no ruling has been sought by the IRS and that an opinion of counsel is not binding on the IRS or any court. If the IRS were to successfully assert that the proposed transaction is taxable, then the proposed transaction would be treated as a taxable sale of Hawaii Series' assets to National Municipals Fund followed by the taxable liquidation of Hawaii Series, and shareholders of Hawaii Series would recognize gain or loss as a result of such transaction.


CERTAIN COMPARATIVE INFORMATION ABOUT THE FUNDS

    National Municipals Fund is a Maryland corporation and the rights of its shareholders are governed by its Articles of Incorporation, By-Laws and the Maryland General Corporation Law. Series Fund is a Massachusetts business trust and the rights of its shareholders are governed by its Declaration of Trust, By-Laws and applicable Massachusetts law. Certain relevant differences between the two forms of organization are summarized below.

    CAPITALIZATION. National Municipals Fund has issued shares of common stock, par value $.01 per share. Its Articles of Incorporation authorize National Municipals Fund to issue 750 million shares of common stock divided into three classes, consisting of 250 million authorized Class A shares, 250 million authorized Class B shares and 250 million authorized Class C shares. Series Fund has issued shares of beneficial interest, par value $.01 per share, currently divided into fourteen series. Its Declaration of Trust authorizes Series Fund to issue an unlimited number of shares of beneficial interest, divided into four classes, designated Class A, Class B, Class C and Class Z shares. Hawaii Series currently offers only Class A, Class B and Class C shares. The Board of Directors of National Municipals Fund may authorize an increase in the number of authorized shares and the Board of Directors/Trustees of each Fund may reclassify unissued shares to authorize additional classes of shares having terms and rights determined by its Board of Directors/Trustees, all without shareholder approval.

    SHAREHOLDER MEETINGS AND VOTING RIGHTS. Generally, neither Fund is required to hold annual meetings of its shareholders. Each Fund is required to call a meeting of shareholders for the purpose of voting upon the question of removal of a Director/Trustee when requested in writing to do so by the holders of at least 10% of the Fund's outstanding shares. In addition, each Fund is required to call a meeting of shareholders for the purpose of electing Directors/Trustees if, at any time, less than a majority of the Directors/Trustees holding office at the time were elected by shareholders.

    Under the Declaration of Trust, Series Fund shareholders are entitled to vote only with respect to the following matters: (1) the election or removal of Trustees if a meeting is called for such purpose; (2) the adoption of any contract for which shareholder approval is required by the Investment Company Act; (3) any amendment of the Declaration of Trust, other than amendments to change Series Fund's name, authorize additional series of shares, supply any omission or cure, correct or supplement any ambiguity or defective or inconsistent provision contained therein; (4) any termination or reorganization of Series Fund to the extent and as provided in the Declaration of Trust; (5) a determination as to whether a court action, proceeding or claim should or should not be brought or maintained derivatively or as a class action on behalf of Series Fund or its shareholders, to the same extent as the shareholders of a Massachusetts business corporation would be entitled to vote on such a determination; (6) with respect to any plan of distribution adopted pursuant to Rule 12b-1 under the Investment Company Act; and (7) such additional matters relating to Series Fund as may be required by law, the Declaration of Trust, the Series Fund's By-Laws, or any registration of Series Fund with the SEC or any state securities commission, or as the Trustees may consider necessary or desirable. Series Fund shareholders also vote upon changes in fundamental investment policies or restrictions.

    The Declaration of Trust provides that a "Majority Shareholder Vote" of Series Fund is required to decide any question. "Majority Shareholder Vote" means the vote of the holders of a majority of shares, which shall consist of:
(i) a majority of shares represented in person or by proxy and entitled to vote at a meeting of shareholders at which a quorum, as determined in accordance with the By-Laws, is present; (ii) a majority of shares issued and outstanding and entitled to vote when action is taken by written consent of shareholders; or
(iii) a "majority of the outstanding voting securities," as that phrase is defined in the Investment Company Act, when action is taken by shareholders with respect to approval of an investment advisory or management contract or an underwriting or distribution agreement or continuance thereof.

    Shareholders in National Municipals Fund are entitled to one vote for each share on all matters submitted to a vote of its shareholders under Maryland law. Approval of certain matters, such as an amendment to the charter, a merger, consolidation or transfer of all or substantially all assets, dissolution and removal of a Director, requires the affirmative vote of a majority of the votes entitled to be cast. A plurality of votes cast is required to elect Directors. Other matters require the approval of the affirmative vote of a majority of the votes cast at a meeting at which a quorum is present.

    Series Fund's and National Municipals Fund's By-Laws each provide that a majority of the outstanding shares shall constitute a quorum for the transaction of business at a shareholders' meeting. Matters requiring a larger vote by law or under the organization documents for either Fund are not affected by such quorum requirements.

    SHAREHOLDER  LIABILITY.    Under Maryland  law,  National  Municipals Fund's
shareholders have no personal liability as such for National Municipals Fund's acts or obligations.

    Under Massachusetts law, Series Fund's shareholders, under certain circumstances, could be held personally liable for Series Fund's obligations. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of Series Fund and requires that notice of such disclaimer be given in each note, bond, contract, order, agreement, obligation or instrument entered into or executed by Series Fund or its Trustees. The Declaration of Trust provides for indemnification out of Series Fund's property for all losses and expenses of any shareholder held personally liable for Series Fund's obligations solely by reason of his or her being or having been a Series Fund shareholder and not because of his or her acts or omissions or some other reason. Thus, Series Fund considers the risk of a shareholder incurring financial loss on account of shareholder liability to be remote since it is limited to circumstances in which a disclaimer is inoperative or Series Fund itself would be unable to meet its obligations.

    LIABILITY AND INDEMNIFICATION OF DIRECTORS AND TRUSTEES. Under Maryland law, a Director or officer of National Municipals Fund is not liable to National Municipals Fund or its shareholders for monetary damages for breach of fiduciary duty as a Director or officer except to the extent such exemption from liability or limitation thereof is not permitted by law, including the Investment Company Act. National

Municipals Fund's By-Laws provide that its Directors and officers will not be liable to National Municipals Fund, and may be indemnified for liabilities, for any action or failure to act, except for bad faith, willful misfeasance, gross negligence or reckless disregard of duties.


    Series Fund's Declaration of Trust provides that no Trustee or officer of Series Fund shall be liable to the Trust or shareholders for any action or failure to act, except for bad faith, willful misfeasance, gross negligence or reckless disregard of duties. Under Series Fund's Declaration of Trust, a Trustee is entitled to indemnification against all liability and expenses reasonably incurred by him or her in connection with the defense or disposition of any threatened or actual proceeding by reason of his or her being or having been a Trustee provided, generally, such Trustee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Series Fund.


    Under the Investment Company Act, a Director of National Municipals Fund and a Trustee of Series Fund may not be protected against liability to National Municipals Fund or Series Fund, respectively, and their security holders to which he or she would otherwise be subject as a result of his or her willful misfeasance, bad faith or gross negligence in the performance of his or her duties, or by reason of reckless disregard of his or her obligations and duties. The staff of the SEC interprets the Investment Company Act to require additional limits on indemnification of Directors, Trustees and officers.

PRO FORMA CAPITALIZATION AND RATIOS

    The following table shows the capitalization of National Municipals Fund and Hawaii Series as of December 31, 1996 and the pro forma combined capitalization as if the reorganization had occurred on that date.

                                                                                   NATIONAL
                                                                                  MUNICIPALS
                                                                                     FUND               HAWAII SERIES
                                                                                  -----------  -------------------------------
                                                                                    CLASS A     CLASS A    CLASS B    CLASS C
Net Assets......................................................................  $502,739,143 $4,539,375 $9,437,155 $1,491,285
Net Asset Value per share.......................................................  $     15.56  $   12.21  $   12.21  $   12.21
Shares Outstanding..............................................................   32,306,432    371,839    773,048    122,161


                                                                                   PRO FORMA
                                                                                   COMBINED
                                                                                  -----------
                                                                                    CLASS A
Net Assets......................................................................  $518,206,958
Net Asset Value per share.......................................................  $     15.56
Shares Outstanding..............................................................   33,300,508

    The following table shows the ratio of expenses to average net assets and the ratio of net investment income to average net assets (after management fee waiver and/or expense subsidy) of National Municipals Fund for the fiscal year period ended December 31, 1996 and of Hawaii Series for the six-month period ended February 28, 1997 (annualized). The ratios are also shown on a pro forma combined basis.

                                                                                     NATIONAL
                                                                                    MUNICIPALS
                                                                                       FUND*             HAWAII SERIES**
                                                                                  ---------------  ----------------------------
                                                                                      CLASS A         CLASS A        CLASS B
Ratio of expenses to average net assets.........................................         0.68%           0.44%          0.83%
Ratio of net investment income to average net assets............................         5.31%           5.46%          5.06%


                                                                                                    PRO FORMA
                                                                                                    COMBINED
                                                                                                 ---------------
                                                                                     CLASS C         CLASS A
Ratio of expenses to average net assets.........................................        1.06%           0.68%
Ratio of net investment income to average net assets............................        4.83%           5.31%

---------------
* Based on expenses incurred during the fiscal year ended December 31, 1996, after taking into account the current level of management fee waiver (.05%). Before taking into account such waiver, the ratio of expenses to average net assets and the ratio of net investment income to average net assets for Class A shares of National Municipals Fund would be .73% and 5.26%, respectively.

** Based on expenses incurred during the six-month period ended February 28, 1997, after taking into account the current level of management fee waiver (.05%) and expense subsidy, which provides that Total Fund Operating Expenses shall not exceed .45%, .85% and 1.10% of the average net assets of the Class A, Class B and Class C shares of Hawaii Series, respectively. Before taking into account such waiver and expense subsidy, the ratio of expenses to average net assets and the ratio of net investment income to average net assets (each of which is annualized) for Class A, Class B and Class C shares of Hawaii Series would be 1.66% and 4.24%, 2.04% and 3.85%, and 2.27% and 3.62%, respectively.

                   INFORMATION ABOUT NATIONAL MUNICIPALS FUND

FINANCIAL INFORMATION

                              FINANCIAL HIGHLIGHTS

    For additional condensed financial information for National Municipals Fund, see "Financial Highlights" in the National Municipals Fund Prospectus, which accompanies this Prospectus and Proxy Statement. The following financial highlights contain selected data for a Class A share outstanding, total return, ratios to average net assets and other supplemental data for the period presented.

                                            YEAR
                                           ENDED
                                          DECEMBER
                                          31, 1996
                                          --------
                                          CLASS A
                                          --------
PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of year......  $ 15.98
                                          --------
INCOME FROM INVESTMENT OPERATIONS:
Net investment income...................      .82(b)
Net realized and unrealized gain (loss)
 on investment transactions.............     (.42)
                                          --------
    Total from investment operations....      .40
                                          --------
LESS DISTRIBUTIONS:
Dividends from net investment income....     (.82)
Distributions in excess of net
 investment income......................       --(c)
    Total distributions.................     (.82)
                                          --------
Net asset value, end of year............  $ 15.56
                                          --------
                                          --------
TOTAL RETURN (A):.......................     2.66%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of year (000)...........  $502,739
Average net assets (000)................  $508,159
Ratios to average net assets (b):
  Expenses, including distribution
   fees.................................      .68%
  Expenses, excluding distribution
   fees.................................      .58%
  Net investment income.................     5.31%
Portfolio turnover......................       46%

------------
(a) Total return does not consider the effects of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each year reported and includes reinvestment of dividends and distributions.
(b) Net of management fee waiver.

(c) Less than $.005 per share.

GENERAL

    For a discussion of the organization, classification and sub-classification of National Municipals Fund, see "General Information" and "Fund Highlights" in the National Municipals Fund Prospectus.

INVESTMENT OBJECTIVE AND POLICIES

    For a discussion of National Municipals Fund's investment objective and policies and risk factors associated with an investment in National Municipals Fund, see "How the Fund Invests" in the National Municipals Fund Prospectus.

DIRECTORS

    For a discussion of the responsibilities of National Municipals Fund's Board of Directors, see "How the Fund is Managed" in the National Municipals Fund Prospectus.

MANAGER AND PORTFOLIO MANAGER

    For a discussion of National Municipals Fund's Manager, Subadviser portfolio manager and Distributor, see "How the Fund is Managed--Manager" in the National Municipals Fund Prospectus.

PERFORMANCE

    For a discussion of National Municipals Fund's performance during the fiscal year ended December 31, 1996, see Appendix A hereto.

NATIONAL MUNICIPALS FUND'S SHARES

    For a discussion of National Municipals Fund's Class A shares, including voting rights and exchange rights, and how the shares may be purchased and redeemed, see "Shareholder Guide" and "How the Fund is Managed" in the National Municipals Fund Prospectus.

NET ASSET VALUE

    For a discussion of how the offering price of National Municipals Fund's Class A shares is determined, see "How the Fund Values its Shares" in the National Municipals Fund Prospectus.

TAXES, DIVIDENDS AND DISTRIBUTIONS

    For a discussion of National Municipals Fund's policy with respect to dividends and distributions and the tax consequences of an investment in Class A shares, see "Taxes, Dividends and Distributions" in the National Municipals Fund Prospectus.

ADDITIONAL INFORMATION

    National Municipals Fund is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act and in accordance therewith files reports and other information with the Securities and Exchange Commission. Proxy material, reports and other information filed by National Municipals Fund can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices in New York (7 World Trade Center, Suite 1300, New York, New York 10048) and Chicago (Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511). Copies of such material can be obtained at prescribed rates from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Shareholder inquiries should be addressed to National Municipals Fund at Gateway Center Three, Newark, New Jersey 07102, or by telephone, at (800) 225-1852 (toll-free) or, from outside the U.S.A., at (908) 417-7555 (collect).

                        INFORMATION ABOUT HAWAII SERIES

FINANCIAL INFORMATION

    For condensed financial information for Hawaii Series, see "Financial Highlights" in the Hawaii Series' Prospectus and its Annual Report to Shareholders for the fiscal year ended August 31, 1996 and in its Semi-Annual Report to Shareholders for the six-months ended February 28, 1997, which are available without charge upon oral or written request to Series Fund. See "Additional Information" below.

GENERAL

    For a discussion of the organization, classification and sub-classification of Hawaii Series, see "General Information" and "Fund Highlights" in Hawaii Series' Prospectus.

INVESTMENT OBJECTIVE AND POLICIES

    For a discussion of Hawaii Series' investment objective and policies and risk factors associated with an investment in Hawaii Series, see "How the Fund Invests" in Hawaii Series' Prospectus.

TRUSTEES

    For a discussion of the responsibilities of Series Fund's Board of Trustees, see "How the Fund is Managed" in Hawaii Series' Prospectus.

MANAGER AND PORTFOLIO MANAGER

    For a discussion of Hawaii Series' Manager and Subadviser and portfolio manager, see "How the Fund is Managed--Manager" in Hawaii Series' Prospectus.

PERFORMANCE

    For a discussion of Hawaii Series' performance during the fiscal year ended August 31, 1996, see the Annual Report to Shareholders for the fiscal year ended August 31, 1996, and the Semi-Annual Report to Shareholders for the six-months ended February 28, 1997, which are available without charge upon oral or written request to Series Fund. See "Additional Information" below.

SERIES FUND'S SHARES

    For a discussion of Hawaii Series' Class A shares, including voting rights and exchange rights, and how the shares may be purchased and redeemed, see "Shareholder Guide" and "How the Fund is Managed" in Hawaii Series' Prospectus.

NET ASSET VALUE

    For a discussion of how the offering price of Hawaii Series' Class A shares is determined, see "How the Fund Values its Shares" in Hawaii Series' Prospectus.

TAXES, DIVIDENDS AND DISTRIBUTIONS

    For a discussion of Hawaii Series' policy with respect to dividends and distributions and the tax consequences of an investment in Class A shares, see "Taxes, Dividends and Distributions" in Hawaii Series' Prospectus.

ADDITIONAL INFORMATION


    Additional information concerning Hawaii Series is incorporated herein by reference from Hawaii Series' current Prospectus dated November 1, 1996. Copies of Hawaii Series' Prospectus, Hawaii Series' Annual Report to Shareholders for the fiscal year ended August 31, 1996 and Semi-Annual Report to Shareholders for the six-months ended February 28, 1997 are available without charge upon oral or written request to Series Fund. To obtain a Hawaii Series' Prospectus, Annual Report or Semi-Annual Report, call (800) 225-1852 or write to Prudential Mutual Fund Services LLC, Raritan Plaza One, Edison, New Jersey 08837. Shareholder inquiries should be addressed to Series Fund at Gateway Center Three, Newark, New Jersey 07102, or by telephone, at (800) 225-1852 (toll-free) or, from outside the U.S.A., at (908) 417-7555 (collect).

    Reports and other information filed by Hawaii Series can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices in New York (7 World Trade Center, Suite 1300, New York, New York 10048) and Chicago (Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511). Copies of such material can also be obtained at prescribed rates from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549.

                               VOTING INFORMATION

    If the accompanying form of Proxy is executed properly and returned, shares represented by it will be voted at the Meeting in accordance with the instructions on the Proxy. However, if no instructions are specified, shares will be voted for the proposal. A Proxy may be revoked at any time prior to the time it is voted by written notice to the Secretary of Series Fund or by attendance at the Meeting. If sufficient votes to approve the proposal are not received, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of Proxies. Any such adjournment will require the affirmative vote of a majority of those shares present at the Meeting or represented by proxy. Any questions as to an adjournment of the Meeting will be voted on by the persons named in the enclosed Proxy in the same manner that the Proxies are instructed to be voted. In the event that the Meeting is adjourned, the same procedures will apply at a later Meeting date.

    If a Proxy that is properly executed and returned is accompanied by instructions to withhold authority to vote (an abstention) or represents a broker "non-vote" (that is, a Proxy from a broker or nominee indicating that such person has not received instructions from the beneficial owner or other person entitled to vote shares on a particular matter with respect to which the broker or nominee does not have discretionary power), the shares represented thereby will be considered present for purposes of determining the existence of a quorum for the transaction of business. Because approval of the proposed reorganization requires the affirmative vote of a majority of the total shares outstanding, an abstention or broker non-vote will have the effect of a vote against such proposed matters.


    The close of business on April 18, 1997 has been fixed as the record date for the determination of shareholders entitled to notice of, and to vote at, Hawaii Series' Meeting. On that date, the Hawaii Series had 16,241,836 Class A shares, 36,123,803 Class B shares and 5,613,665 Class C shares outstanding and entitled to vote.



    Each share of Hawaii Series will be entitled to one vote at Hawaii Series' Meeting. It is expected that the Notice of Special Meeting, Prospectus and Proxy Statement and form of Proxy will be mailed to Hawaii Series' shareholders on or about May 5, 1997.

    As of April 18, 1997, the following shareholders owned beneficially or of record 5% or more of the outstanding shares of any class of Hawaii Series:



NAME                                      SHARES/CLASS
----------------------------------------  --------
Prudential Mutual Fund Management         171,831/A
ATTN: JOANNE ACCURSO SOTO
Gateway Center Three 10th Floor
Newark NJ 07102
First Hawaiian Bank SUCC-TTEE             24,287/A
For: Elmer L Hann Revocable
Living Trust DTD 12/28/84
PO Box 3200
Honolulu HI 96847-0001
Mrs. Yuk Ping Fong TTEE                   36,832/B
The Yuk Ping Fong Rev Liv Tr
UA DTD 08/23/94
2703 Rooke Ave
Honolulu HI 96817-1352
Ralph S Tawata                             6,274/C
Betty Y Tawata JT TEN
3150 Oahu Ave
Honolulu HI 96822-1246
John C Rapozo                             10,806/C
PO Box 681
Keaau HI 96749-0681
Thomas K Tsubota, Miyako I                11,525/C
Tsubota CO-TTEES, Thomas K
Tsubota & Miyako I Tsubota Rev
Liv TR UA DTD 04/19/90
911 11th Ave
Honolulu HI 96816-2240
Miyoko Goto TTEE                           5,907/C
Miyoko Goto
Rev LIV TR UA DTD 02/05/83
2320 Liliha St
Honolulu HI 96817-1648
Irish O Eustace                            6,550/C
1930 Alaeloa St
Honolulu HI 96821-1019



    As of April 18, 1997, the Trustees and officers of Series Fund, as a group, owned less than 1% of the outstanding shares of Hawaii Series.

    As of April 18, 1997, the following shareholders owned beneficially or of record 5% or more of the outstanding shares of any class of National Municipals
Funds:



NAME                                      SHARES/CLASS
----------------------------------------  --------
Registration                              19,807/C
Mrs. Christine Doyle
58 Remington Rd
Ridgefield CT 06877-4326

TSA Reality Associates Limited             4,716/C
Partnership
555 Long Wharf Dr
New Haven CT 06511-6107

Huntington Newspapers Inc                  7,104/C
ATTN: LARRY HENSLEY
PO Box 860
Huntington IN 46750-0860



    As of April 18, 1997, the Directors and officers of National Municipals Fund, as a group, owned less than 1% of the outstanding shares of such Fund.



    The expenses of reorganization and solicitation will be borne by Hawaii Series and National Municipals Fund in proportion to their respective assets and will include reimbursement to brokerage firms and others for expenses in forwarding proxy solicitation material to shareholders. The Trustees of Series Fund have retained Shareholder Communications Corporation, a proxy solicitation firm, to assist in the solicitation of Proxies for the Meeting. The fees and expenses of Shareholder Communications Corporation are not expected to exceed $1,500, excluding mailing and printing costs. The solicitation of Proxies will be largely by mail but may include telephonic, telegraphic or oral communication by regular employees of Prudential Securities and its affiliates, including PMF. This cost, including specified expenses, also will be borne by Hawaii Series and Municipals Fund in proportion to their respective assets.


                                 OTHER MATTERS

    No business other than as set forth herein is expected to come before the Meeting, but should any other matter requiring a vote of shareholders of Hawaii Series arise, including any question as to an adjournment of the Meeting, the persons named in the enclosed Proxy will vote thereon according to their best judgment in the interests of Hawaii Series, taking into account all relevant circumstances.

                            SHAREHOLDERS' PROPOSALS

    A shareholder proposal intended to be presented at any subsequent meeting of the shareholders of Hawaii Series must be received by Series Fund a reasonable time before the Trustees' solicitation relating to such meeting is made in order to be included in Hawaii Series' Proxy Statement and form of Proxy relating to that meeting. The mere submission of a proposal by a shareholder does not guarantee that such proposal will be included in the proxy statement because certain rules under the federal securities laws must be complied with before inclusion of the proposal is required. In the event that the Plan is approved at this Meeting with respect to Hawaii Series, it is not expected that there will be any future shareholder meetings of Hawaii Series.

    It is the present intent of the Board of Directors of National Municipals Fund and the Trustees of Series Fund not to hold annual meetings of shareholders unless the election of Directors/Trustees is required under the Investment Company Act nor to hold special meetings of shareholders unless required by the Investment Company Act or state law.

                                          S. JANE ROSE
                                            SECRETARY


Dated: May 5, 1997

        APPENDIX A--PERFORMANCE OVERVIEW
   PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.

PERFORMANCE AT A GLANCE.

        After an exceptional year in 1995, the
municipal bond market disappointed investors in 1996. During the year, the 30-day SEC yield on your Fund rose as much as a half of a percentage point, then ended on December 31, 1996 slightly higher than it was at the beginning of the year.
But at the same time, bond prices fell when interest rates rose. As a result, your Fund produced positive, although limited, returns. In addition, the Fund performed behind the average general municipal fund measured by Lipper
Analytical Services because it had been
positioned in anticipation of falling interest rates.

  CUMULATIVE TOTAL RETURNS1                           AS OF 12/31/96

                                                               Since
                         One Year   Five Years  Ten Years    Inception
Class A                       2.7%       38.3%     N/A            66.9%
Class B                       2.3        35.7        85.8%       304.6
Class C                       2.0      N/A         N/A            15.4
Lipper Gen. Muni Avg3         3.3        38.9       100.3        **

  AVERAGE ANNUAL TOTAL RETURNS1                        AS OF 12/31/96

                                                                Since
                         One Year   Five Years  Ten Years    Inception2
Class A                      -0.4%        6.0%     N/A             7.2%
Class B                      -2.7         6.1         6.4%         8.7
Class C                       1.0      N/A         N/A             6.1
DIVIDENDS & YIELDS AS OF 12/31/96

                                                                                 Taxable Equivalent Yield5
                              Total Dividends           30-Day                        At Tax Rates Of
                             Paid for 12 Mos.          SEC Yield                 36%                   39.6%
                 Class A         $    0.82            4.75%     (4.70)4      7.42%     (7.34)4      7.86%     (7.78)4
                 Class B         $    0.76            4.49      (4.44)4      7.02      (6.94)4      7.43      (7.35)4
                 Class C         $    0.72            4.24      (4.19)4      6.63      (6.55)4      7.02      (6.94)4

Past performance is not indicative of future results. Principal and investment return will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

1Source: Prudential Mutual Fund Management and Lipper
Analytical Services. The cumulative total returns do not take into account sales charges. The average annual returns do take into account applicable sales charges. The Fund charges a maximum front-end sales load of 3% for Class A shares and a declining contingent deferred sales charge (CDSC) 5%, 4%, 3%, 2%, 1% and 1% for six years, for Class B shares. Class C shares have a 1% CDSC for one year. Class B shares automatically convert to Class A shares on a quarterly basis, after approximately seven years.

2Inception dates: 1/22/90 for Class A; 4/25/80 for
Class B; 8/1/94 for Class C.

3These are the cumulative total returns of 225 funds in the Lipper General Municipal Fund category for one year, 103 funds for five years and 64 funds for 10 years.

4The numbers in parentheses ( ) show the Fund's average annual returns, 30-day SEC yield and taxable equivalent yields without waiver of management fees and/or expenses subsidization.

5Some investors may be subject to the federal alternative minimum tax and/or state and local taxes. Taxable equivalent yields reflect federal taxes only.

**Lipper  since inception  returns were  Class A:
67.2% for 87 funds; Class B: 333.5% for 31 funds;
and Class C: 16.8% for 182 funds. Lipper provides data on a monthly basis, so for comparative purposes, these returns reflect the Fund's first full calendar month of performance.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

HOW INVESTMENTS COMPARED (AS OF 12/31/96)
                                                                           20-Year Average Annual Total
                                            12-Month Total Returns                              Returns
U.S. Growth Funds                                            18.0%                                14.0%
General Bond Funds                                            5.3%                                 9.5%
General Muni Debt Funds                                       3.3%                                 2.0%
U.S. Taxable Money Funds                                      4.8%                                 7.5%

SOURCE: LIPPER ANALYTICAL SERVICES.

Financial markets change, so a mutual fund's past performance should never be used to predict future results. The risks to each of the investments listed above are different--we provide 12-month total returns for several Lipper mutual fund categories to show you that reaching for higher yields means tolerating more risk. The greater the risk, the larger the potential reward or loss. In addition, we've included historical 20-year average annual returns. These returns assume the reinvestment of dividends.

U.S. Growth Funds will fluctuate a great deal. Investors have received higher historical total returns from stocks than from most other investments. Smaller capitalization stocks offer greater potential for long-term growth but may be more volatile than larger capitalization stocks.

General Bond Funds provide more income than stock funds, which can help smooth out their total returns year by year. But their prices still fluctuate (sometimes significantly) and their returns have been historically lower than those of stock funds.

General Municipal Debt Funds invest in bonds issued by state governments, state agencies and/or municipalities. This investment provides income that is usually exempt from federal and state income taxes.

Money Market Funds attempt to preserve a constant share value; they don't fluctuate much in price but, historically, their returns have been generally among the lowest of the major investment categories.

[PHOTO]
PETER J. ALLEGRINI, FUND MANAGER
PORTFOLIO MANAGER'S REPORT
We invest in carefully selected, medium quality, long-term municipal bonds that offer a high level of current income exempt from federal income taxes. These bonds are varied among the states, maturities, and types of activity they support. There can be no assurance that the Fund will achieve its investment objective.
STRATEGY SESSION.
PORTFOLIO BREAKDOWN.
EXPRESSED AS A PERCENTAGE OF
TOTAL INVESTMENTS AS OF 12/31/96.
[CHART]
Pre-Refunded                 5%
Misc.                        5%
Revenue                      66%
General Obligations          24%
WE WERE CONSERVATIVE.
We followed a fairly conservative strategy in 1996. High quality, more conservative bonds were priced most attractively, so we focused on them. The tax-free municipal bond market did not reward us enough to accept the risks posed by bonds with lower credit quality or longer maturities. As a result, your Fund now has a higher credit quality, and a shorter average maturity, than it did a year ago. At the same time, because interest rates in the bond market are higher than they were a year ago, your Fund has a higher yield. Let us explain:
HIGH ON QUALITY.
As the supply of municipal bonds shrunk in 1996 to the lowest level since 1991, more investors competed for fewer and fewer bonds. The shrinkage was purely technical and won't persist -- a large number of bonds were issued in 1986, before that year's sweeping tax reform law was adopted, and many were called by their issuers this year.
This situation worked in favor of conservative, quality bond funds that buy investment grade bonds, including us. Other investors searching for high yields bid the prices of lower-quality bonds up so high that higher-quality bonds we like to buy seemed inexpensive, particularly given that they carry far less credit risk. We took advantage of this discrepancy to sell some of our lower-rated bonds, bringing them down to 20% of Fund assets as of December 31, 1996 from 31% a year earlier. This increased our AAA-rated and insured bonds to 60% of the Fund's assets from 45%.
MORE INSURED BONDS.
AS BUYERS BECOME MORE QUALITY CONSCIOUS, MORE TAX-FREE MUNICIPAL BONDS ARE BEING ISSUED WITH INSURANCE. FOR EXAMPLE, IN 1996, 46% OF ALL NEW TAX-FREE MUNICIPAL BONDS ISSUED NATIONALLY WERE INSURED. INSURED BONDS IN OUR FUND NOW TOTAL 54% OF ASSETS, UP FROM 42% A YEAR AGO. THIS BENEFITS YOU, BECAUSE PAYMENT OF BOTH INTEREST AND PRINCIPAL OF A BOND ARE GUARANTEED BY AN INSURANCE COMPANY. OF COURSE, NO INSURANCE IS AVAILABLE TO PREVENT THE PRICE OF BONDS, AND BOND FUNDS, FROM FLUCTUATING FROM DAY TO DAY.

FIVE LARGEST ISSUERS.
3.9% Washington St. Public Power Nuclear Projects
3.5% New York City Municipal Water Finance Authority
3.4% New York City General Obligations
3.0% Tulsa (OK) Municipal Airport Trust Revenue
2.3% Ohio St. Water Dev. Auth. Pollution Control Facilities
Expressed as a percentage of total net assets as of 12/31/96.
WHAT WENT WELL.
REFUNDS, YES!
When interest rates fall, homeowners refinance their mortgages. Those who sell tax-free municipal bonds do something similar -- they refund them, by purchasing U.S. Treasurys at lower interest rates and placing them in escrow to repay the debt as scheduled. This makes the bondholder almost as happy as the bond issuer, because the bonds become more valuable when their interest and principal is guaranteed by U.S. Treasurys (which carry a higher credit rating than the borrower). We were pleased that two bonds we owned this year issued by Harris County, TX, and Henrico County, VA., were refunded. These bonds represented 2% of the Fund.
We sold these bonds at a profit and then reinvested them in longer-term bonds maturing in 18 to 20 years. So not only did we make a profit on the sale, we added about 1.5 percentage points of higher yield to those positions because of the transaction.
AND NOT SO WELL.
LONG WAS WRONG.
Despite these positive moves, our returns early in 1996 were constrained because we held long maturities when interest rates rose suddenly. At the time, the economy seemed to be on the brink of recession, hopes were high in Washington for a balanced budget, and interest rates were falling. Suddenly, though, the tables turned. The economy awoke from its winter slumber and interest rates surged. Investors were no longer interested in long-term bonds. The Fund wasn't positioned for this turnaround, and its performance suffered.
LOOKING AHEAD.
As 1997 began, municipal bond investors had cause for optimism. Inflation has been quite subdued. In fact, if you exclude the often volatile food and energy prices, consumer prices were up 2.6% in 1996, tying 1994's gain, which was the lowest since 1965. But there are some concerns on the horizon. Unemployment is just coming off a seven-year low, so we do have to watch the potential for wage inflation. But so far -- at least in 1996 -- it seemed to be under control. CREDIT QUALITY.
EXPRESSED AS A PERCENTAGE OF
TOTAL INVESTMENTS AS OF 12/31/96.
[CHART]
A 7%
AAA 6%
Cash             1%
Insured                54%
BBB            20%
AA             12%

                                                                      Appendix B

                      AGREEMENT AND PLAN OF REORGANIZATION


    Agreement and Plan of Reorganization (Agreement) made as of the 5th day of May, 1997, by and between Prudential Municipal Series Fund (Series Fund)--Hawaii Income Series (Hawaii Series) and Prudential National Municipals Fund, Inc. (National Municipals Fund) (collectively, with Series Fund, the Funds and each individually, a Fund). The Series Fund is a business trust organized under the laws of the Commonwealth of Massachusetts and the National Municipals Fund is a corporation organized under the laws of the State of Maryland. Each Fund maintains its principal place of business at Gateway Center Three, Newark, New Jersey 07102. Shares of National Municipals Fund and of Hawaii Series are divided into three classes, designated Class A, Class B and Class C. Series Fund consists of fourteen series, one of which is Hawaii Series.


    This Agreement is intended to be, and is adopted as, a plan of reorganization pursuant to Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (Internal Revenue Code). The reorganization will comprise the transfer of the assets of Hawaii Series in exchange solely for Class A shares of common stock of National Municipals Fund, and National Municipals Fund's assumption of such Series' liabilities, if any, and the constructive distribution, after the Closing Date hereinafter referred to, of such shares of National Municipals Fund to the shareholders of Hawaii Series, and the termination of Hawaii Series as provided herein, all upon the terms and conditions as hereinafter set forth.

    In consideration of the premises and of the covenants and agreements set forth herein, the parties covenant and agree as follows:

1. TRANSFER OF ASSETS OF HAWAII SERIES IN EXCHANGE FOR SHARES OF NATIONAL MUNICIPALS FUND AND ASSUMPTION OF LIABILITIES, IF ANY, AND TERMINATION OF HAWAII SERIES

1.1 Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, Series Fund agrees to sell, assign, transfer and deliver the assets of Hawaii Series, as set forth in paragraph 1.2, to National Municipals Fund, and National Municipals Fund agrees
(a) to issue and deliver to Hawaii Series in exchange therefor the number of shares of Class A Common Stock in National Municipals Fund determined by dividing the net asset value of the Hawaii Series allocable to Class A, Class B and Class C shares of beneficial interest (computed in the manner and as of the time and date set forth in paragraph 2.1) by the net asset value allocable to a share of National Municipals Fund Class A Common Stock (computed in the manner and as of the time and date set forth in paragraph 2.2) and (b) to assume all of Hawaii Series' liabilities, if any, as set forth in paragraph 1.3. Such transactions shall take place at the closing provided for in paragraph 3 (Closing).

1.2 The assets of Hawaii Series to be acquired by National Municipals Fund shall include without limitation all cash, cash equivalents, securities, receivables (including interest and dividends receivable) and other property of any kind owned by such Series and any deferred or prepaid expenses shown as assets on the books of such Series on the closing date provided in paragraph 3 (Closing Date). National Municipals Fund has no plan or intent to sell or otherwise dispose of any assets of Hawaii Series, other than in the ordinary course of business.

1.3 Except as otherwise provided herein, National Municipals Fund will assume all debts, liabilities, obligations and duties of Hawaii Series of whatever kind or nature, whether absolute, accrued, contingent or otherwise, whether or not determinable as of the Closing Date and whether or not specifically referred to in this Agreement; provided, however, that Hawaii Series agrees to utilize its best efforts to cause such Series to discharge all of the known debts, liabilities, obligations and duties of such Series prior to the Closing Date.

1.4 On or immediately prior to the Closing Date, Hawaii Series will declare and pay to its shareholders of record dividends and/or other distributions so that it will have distributed substantially all (and in any event not less than ninety-eight percent) of such Series' investment company taxable income (computed without regard to any deduction for dividends paid), net tax-exempt interest income, if any, and realized net capital gains, if any, for all taxable years through its termination.

1.5 On a date (Termination Date), as soon after the Closing Date as is conveniently practicable, Hawaii Series will distribute PRO RATA to its Class A, Class B and Class C shareholders of record, determined as of the close of business on the Closing Date, the Class A shares of National Municipals Fund received by Hawaii Series pursuant to paragraph 1.1 in exchange for their interest in such Series, and Municipal Series Fund will file with the Secretary of State of The Commonwealth of Massachusetts a Certificate of Termination terminating Hawaii Series. Such distribution will be accomplished by opening accounts on the books of National Municipals Fund in the names of Hawaii Series' shareholders and transferring thereto the shares credited to the account of Hawaii Series on the books of National Municipals Fund. Each account opened shall be credited with the respective PRO RATA number of National Municipals Fund Class A shares due such Series' Class A, Class B and Class C shareholders, respectively. Fractional shares of National Municipals Fund shall be rounded to the third decimal place.

1.6 National Municipals Fund shall not issue certificates representing its shares in connection with such exchange. With respect to any Hawaii Series shareholder holding Hawaii Series receipts for shares of beneficial interest as of the Closing Date, until National Municipals Fund is notified by Series Fund's transfer agent that such shareholder has surrendered his or her outstanding
Series receipts for shares of beneficial interest or, in the event of lost, stolen or destroyed receipts for shares of beneficial interest, posted adequate bond or submitted a lost certificate form, as the case may be, National Municipals Fund will not permit such shareholder to (1) receive dividends or other distributions on National Municipals Fund shares in cash (although such dividends and distributions shall be credited to the account of such shareholder established on National Municipals Fund's books pursuant to paragraph 1.5, as provided in the next sentence), (2) exchange National Municipals Fund shares credited to such shareholder's account for shares of other Prudential Mutual Funds, or (3) pledge or redeem such shares. In the event that a shareholder is not permitted to receive dividends or other distributions on National Municipals Fund shares in cash as provided in the preceding sentence, National Municipals Fund shall pay such dividends or other distributions in additional National Municipals Fund shares, notwithstanding any election such shareholder shall have made previously with respect to the payment of dividends or other distributions on shares of Hawaii Series. Hawaii Series will, at its expense, request its shareholders to surrender their outstanding Hawaii Series receipts for shares of beneficial interest, post adequate bond or submit a lost certificate form, as the case may be.

1.7 Ownership of National Municipals Fund shares will be shown on the books of the National Municipals Fund's transfer agent. Shares of National Municipals Fund will be issued in the manner described in National Municipals Fund's then-current prospectus and statement of additional information.

1.8 Any transfer taxes payable upon issuance of shares of National Municipals Fund in exchange for shares of Hawaii Series in a name other than that of the registered holder of the shares being exchanged on the books of Hawaii Series as of that time shall be paid by the person to whom such shares are to be issued as a condition to the registration of such transfer.

1.9 Any reporting responsibility with the Securities and Exchange Commission or any state securities commission of Municipal Series Fund with respect to Hawaii Series is and shall remain the responsibility of Hawaii Series up to and including the Termination Date.

1.10 All books and records of Hawaii Series, including all books and records required to be maintained under the Investment Company Act of 1940 (Investment Company Act) and the rules and regulations thereunder, shall be available to National Municipals Fund from and after the Closing Date and shall be turned over to National Municipals Fund on or prior to the Termination Date.

2.  VALUATION

2.1 The value of Hawaii Series' assets and liabilities to be acquired and assumed, respectively, by National Municipals Fund shall be the net asset value computed as of 4:15 p.m., New York time, on the Closing Date (such time and date being hereinafter called the Valuation Time), using the valuation procedures set forth in Hawaii Series' then-current prospectus and Series Fund's statement of additional information.

2.2 The net asset value of a share of National Municipals Fund shall be the net asset value per such share computed on a class-by-class basis as of the Valuation Time, using the valuation procedures set forth in National Municipals Fund's then-current prospectus and statement of additional information.

2.3 The number of National Municipals Fund shares to be issued (including fractional shares, if any) in exchange for Hawaii Series' net assets shall be calculated as set forth in paragraph 1.1.

2.4 All computations of net asset value shall be made by or under the direction of Prudential Mutual Fund Management LLC (PMF) in accordance with its regular practice as manager of the Funds.

3.  CLOSING AND CLOSING DATE

3.1 The Closing Date shall be June 27, 1997 or such later date as the parties may agree in writing. All acts taking place at the Closing shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided. The Closing shall be at the office of National Municipals Fund or at such other place as the parties may agree.

3.2 State Street Bank and Trust Company (State Street), as custodian for Hawaii Series, shall deliver to National Municipals Fund at the Closing a certificate of an authorized officer of State Street stating that (a) Hawaii Series' portfolio securities, cash and any other assets have been transferred in proper form to National Municipals Fund on the Closing Date and (b) all necessary taxes, if any, have been paid, or provision for payment has been made, in conjunction with the transfer of portfolio securities.

3.3 In the event that immediately prior to the Valuation Time (a) the New York Stock Exchange (NYSE) or other primary exchange is closed to trading or trading thereon is restricted or (b) trading or the reporting of trading on the NYSE or other primary exchange or elsewhere is disrupted so that accurate appraisal of the value of the net assets of Hawaii Series and of the net asset value per share of National Municipals Fund is impracticable, the Closing Date shall be postponed until the first business day after the date when such trading shall have been fully resumed and such reporting shall have been restored.

3.4 Series Fund shall deliver to National Municipals Fund on or prior to the Termination Date the names and addresses of each of the shareholders of Hawaii Series and the number of outstanding shares owned by each such shareholder, all as of the close of business on the Closing Date, certified by the Secretary or Assistant Secretary of Series Fund. National Municipals Fund shall issue and deliver to Series Fund at the Closing a confirmation or other evidence satisfactory to Series Fund that shares of National Municipals

Fund have been or will be credited to Hawaii Series' account on the books of National Municipals Fund. At the Closing each party shall deliver to the other such bills of sale, checks, assignments, share certificates, receipts and other documents as such other party or its counsel may reasonably request to effect the transactions contemplated by this Agreement.

4.  REPRESENTATIONS AND WARRANTIES

4.1  Series Fund represents and warrants as follows:

4.1.1 Series Fund is a business trust duly organized and validly existing under the laws of The Commonwealth of Massachusetts and Hawaii Series has been duly established in accordance with the terms of Series Fund's Declaration of Trust as a separate series of Series Fund;

4.1.2 Series Fund is an open-end, management investment company duly registered under the Investment Company Act, and such registration is in full force and effect;

4.1.3 Series Fund is not, and the execution, delivery and performance of this Agreement will not, result in violation of any provision of the Declaration of Trust or By-Laws of Series Fund or of any material agreement, indenture, instrument, contract, lease or other undertaking to which Hawaii Series is a party or by which Hawaii Series is bound;

4.1.4 All material contracts or other commitments to which Hawaii Series, or the properties or assets of Hawaii Series, is subject, or by which Hawaii Series is bound except this Agreement will be terminated on or prior to the Closing Date without Hawaii Series or National Municipals Fund incurring any liability or penalty with respect thereto;

4.1.5 No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against Series Fund or any of the properties or assets of Hawaii Series. Series Fund knows of no facts that might form the basis for the institution of such proceedings, and, with respect to Hawaii Series, Series Fund is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions herein contemplated;

4.1.6 The Portfolio of Investments, Statement of Assets and Liabilities, Statement of Operations, Statement of Changes in Net Assets, and Financial Highlights of Hawaii Series at August 31, 1996 and for the year then ended (copies of which have been furnished to National Municipals Fund) have been audited by Deloitte & Touche LLP, independent auditors, in accordance with generally accepted auditing standards. Such financial statements are prepared in accordance with generally accepted accounting principles and present fairly, in all material respects, the financial condition, results of operations, changes in net assets and financial highlights of Hawaii Series as of and for the period ended on such date, and there are no material known liabilities of Hawaii Series (contingent or otherwise) not disclosed therein;

4.1.7 Since August 31, 1996, there has not been any material adverse change in Hawaii Series' financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by Hawaii Series of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by National Municipals Fund. For the purposes of this paragraph 4.1.7, a decline in net assets or change in the number of shares outstanding shall not constitute a material adverse change;

4.1.8 At the date hereof and at the Closing Date, all federal and other tax returns and reports of Hawaii Series required by law to have been filed on or before such dates shall have been timely filed, and all federal and other taxes shown as due on said returns and reports shall have been paid insofar as due, or provision shall have been made for the payment thereof, and, to the best of Series Fund's knowledge, all federal or other taxes required to be shown on any such return or report have been shown on such return or report, no such return is currently under audit and no assessment has been asserted with respect to such returns;

4.1.9 For each past taxable year since it commenced operations, Hawaii Series has met the requirements of Subchapter M of the Internal Revenue Code for qualification and treatment as a regulated investment company and Series Fund intends to cause such Series to meet those requirements for the current taxable year; and, for each past calendar year since it commenced operations, Hawaii Series has made such distributions as are necessary to avoid the imposition of federal excise tax or has paid or provided for the payment of any excise tax imposed;

4.1.10 All issued and outstanding shares of Hawaii Series are, and at the Closing Date will be, duly and validly authorized, issued and outstanding, fully paid and non-assessable. All issued and outstanding shares of Hawaii Series will, at the time of the Closing, be held in the name of the persons and in the amounts set forth in the list of shareholders submitted to National Municipals Fund in accordance with the provisions of paragraph 3.4. Hawaii Series does not have outstanding any options, warrants or other rights to subscribe for or purchase any shares, nor is there outstanding any security convertible into any of its shares of Hawaii Series, except for the Class B shares of Hawaii Series which have the conversion feature described in Hawaii Series' Prospectus dated November 1, 1996;

4.1.11 At the Closing Date, the Series Fund will have good and marketable title to the assets of Hawaii Series to be transferred to National Municipals Fund pursuant to paragraph 1.1, and full right, power and authority to sell, assign, transfer and deliver such assets hereunder free of any liens, claims, charges or other encumbrances, and, upon delivery and payment for such assets, National Municipals Fund will acquire good and marketable title thereto;

4.1.12 The execution, delivery and performance of this Agreement has been duly authorized by the Trustees of the Series Fund and by all necessary action, other than shareholder approval, on the part of Hawaii Series, and this Agreement constitutes a valid and binding obligation of Series Fund and, subject to shareholder approval, of Hawaii Series;

4.1.13 The information furnished and to be furnished by Series Fund for use in applications for orders, registration statements, proxy materials and other documents that may be necessary in connection with the transactions contemplated hereby is and shall be accurate and complete in all material respects and is in compliance and shall comply in all material respects with applicable federal securities and other laws and regulations; and

4.1.14 On the effective date of the registration statement filed with the Securities and Exchange Commission (SEC) by National Municipals Fund on Form N-14 relating to the shares of National Municipals Fund issuable hereunder, and any supplement or amendment thereto (Registration Statement), at the time of the meeting of the shareholders of Hawaii Series and on the Closing Date, the Proxy Statement of Hawaii Series, the Prospectus of National Municipals Fund, and the Statement of Additional Information of National Municipals Fund to be included in the Registration Statement (collectively, Proxy Statement) (i) will comply in all material respects with the provisions and regulations of the Securities Act of 1933 (1933 Act), the Securities Exchange Act of 1934 (1934 Act) and the Investment Company Act, and the rules and regulations under such Acts and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein in light of the circumstances under which they were made or necessary to make the statements therein not misleading; provided, however, that the representations and warranties in this paragraph 4.1.14 shall not apply to statements in or omissions from the Proxy Statement and Registration Statement made in reliance upon and in conformity with information furnished by National Municipals Fund for use therein.

4.2  National Municipals Fund represents and warrants as follows:

4.2.1 National Municipals Fund is a corporation duly organized and validly existing under the laws of the State of Maryland;

4.2.2 National Municipals Fund is an open-end, management investment company duly registered under the Investment Company Act, and such registration is in full force and effect;

4.2.3 National Municipals Fund is not, and the execution, delivery and performance of this Agreement will not result, in violation of any provision of the Articles of Incorporation or By-Laws of National Municipals Fund or of any material agreement, indenture, instrument, contract, lease or other undertaking to which National Municipals Fund is a party or by which National Municipals Fund is bound;


4.2.4 No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened against National Municipals Fund or any of its properties or assets, except as previously disclosed in writing to the Series Fund. Except as previously disclosed in writing to Series Fund, National Municipals Fund knows of no facts that might form the basis for the institution of such proceedings, and National Municipals Fund is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions herein contemplated;


4.2.5 The Portfolio of Investments, Statement of Assets and Liabilities, Statement of Operations, Statement of Changes in Net Assets, and Financial Highlights of National Municipals Fund at December 31, 1996 and for the fiscal year then ended (copies of which have been furnished to Series Fund) have been audited by Price Waterhouse LLP, independent accountants, in accordance with generally accepted auditing standards. Such financial statements are prepared in accordance with generally accepted accounting principles and present fairly, in all material respects, the financial condition, results of operations, changes in net assets and financial highlights of National Municipals Fund as of and for the period ended on such date, and there are no material known liabilities of National Municipals Fund (contingent or otherwise) not disclosed therein;

4.2.6 Since December 31, 1996, there has not been any material adverse change in National Municipal Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by National Municipals Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by Series Fund. For the purposes of this paragraph 4.2.6, a decline in net asset value per share or a decrease in the number of shares outstanding shall not constitute a material adverse change;

4.2.7 At the date hereof and at the Closing Date, all federal and other tax returns and reports of National Municipals Fund required by law to have been filed on or before such dates shall have been filed, and all federal and other taxes shown as due on said returns and reports shall have been paid insofar as due, or provision shall have been made for the payment thereof, and, to the best of National Municipals Fund's knowledge, all federal or other taxes required to be shown on any such return or report are shown on such return or report, no such return is currently under audit and no assessment has been asserted with respect to such returns;

4.2.8 For each past taxable year since it commenced operations, National Municipals Fund has met the requirements of Subchapter M of the Internal Revenue Code for qualification and treatment as a regulated investment company and intends to meet those requirements for the current taxable year; and, for each past calendar year since it commenced operations, National Municipals Fund has made such distributions as are necessary to avoid the imposition of federal excise tax or has paid or provided for the payment of any excise tax imposed;


4.2.9 All issued and outstanding shares of National Municipals Fund are, and at the Closing Date will be, duly and validly authorized, issued and outstanding, fully paid and non-assessable. Except as contemplated by this Agreement, National Municipals Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of its shares nor is there outstanding any security convertible into any of its shares, except for the Class B shares which have the conversion feature described in National Municipals Fund's Prospectus dated March 6, 1997, as supplemented on April 15, 1997;


4.2.10 The execution, delivery and performance of this Agreement has been duly authorized by the Board of Directors of National Municipals Fund and by all necessary corporate action on the part of National Municipals Fund, and this Agreement constitutes a valid and binding obligation of National Municipals Fund;

4.2.11 The shares of National Municipals Fund to be issued and delivered to Series Fund for and on behalf of Hawaii Series pursuant to this Agreement will, at the Closing Date, have been duly authorized and, when issued and delivered as provided in this Agreement, will be duly and validly issued and outstanding shares of National Municipals Fund, fully paid and non-assessable;

4.2.12 The information furnished and to be furnished by National Municipals Fund for use in applications for orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby is and shall be accurate and complete in all material respects and is and shall comply in all material respects with applicable federal securities and other laws and regulations; and

4.2.13 On the effective date of the Registration Statement, at the time of the meeting of the shareholders of Hawaii Series and on the Closing Date, the Proxy Statement and the Registration Statement (i) will comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the Investment Company Act and the rules and regulations under such Acts, (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading and (iii) with respect to the Registration Statement, at the time it becomes effective, it will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this paragraph 4.2.13 shall not apply to statements in or omissions from the Proxy Statement and the Registration Statement made in reliance upon and in conformity with information furnished by Hawaii Series for use therein.

5.  COVENANTS OF NATIONAL MUNICIPALS FUND AND MUNICIPAL SERIES FUND

5.1 Series Fund, with respect to Hawaii Series, and National Municipals Fund each covenants to operate its respective business in the ordinary course between the date hereof and the Closing Date, it being understood that the ordinary course of business will include declaring and paying customary dividends and other distributions and such changes in operations as are contemplated by the normal operations of the Funds, except as may otherwise be required by paragraph
1.4 hereof.

5.2 Series Fund covenants to call a meeting of the shareholders of Hawaii Series to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated hereby (including the determinations of its Trustees as set forth in Rule 17a-8(a) under the Investment Company Act).

5.3 Series Fund covenants that National Municipals Fund shares to be received for and on behalf of Hawaii Series in accordance herewith are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

5.4 Series Fund covenants that it will assist National Municipals Fund in obtaining such information as National Municipals Fund reasonably requests concerning the beneficial ownership of Hawaii Series' shares.

5.5 Subject to the provisions of this Agreement, each Fund will take, or cause to be taken, all action, and will do, or cause to be done, all things, reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

5.6 Series Fund covenants to prepare the Proxy Statement in compliance with the 1934 Act, the Investment Company Act and the rules and regulations under each Act.

5.7 Series Fund covenants that it will, from time to time, as and when requested by National Municipals Fund, execute and deliver or cause to be executed and delivered all such assignments and other instruments, and will take or cause to be taken such further action, as National Municipals Fund may deem necessary or desirable in order to vest in and confirm to National Municipals Fund title to and possession of all the assets of Hawaii Series to be sold, assigned, transferred and delivered hereunder and otherwise to carry out the intent and purpose of this Agreement.

5.8 National Municipals Fund covenants to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the Investment Company Act (including the determinations of its Board of Directors as set forth in Rule 17a-8(a) thereunder) and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue its operations after the Closing Date.

5.9 National Municipals Fund covenants that it will, from time to time, as and when requested by Series Fund, execute and deliver or cause to be executed and delivered all such assignments and other instruments, and will take and cause to be taken such further action, as Municipal Series Fund may deem necessary or desirable in order to (i) vest in and confirm to the Series Fund title to and possession of all the shares of National Municipals Fund to be transferred to the shareholders of Hawaii Series pursuant to this Agreement and (ii) assume all of the liabilities of Hawaii Series in accordance with this Agreement.

6.  CONDITIONS PRECEDENT TO OBLIGATIONS OF SERIES FUND

    The obligations of Series Fund to consummate the transactions provided for herein shall be subject to the performance by National Municipals Fund of all the obligations to be performed by it hereunder on or before the Closing Date and the following further conditions:

6.1 All representations and warranties of National Municipals Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transaction contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

6.2 National Municipals Fund shall have delivered to Series Fund on the Closing Date a certificate executed in its name by the President or a Vice President of National Municipals Fund, in form and substance satisfactory to Series Fund and dated as of the Closing Date, to the effect that the representations and warranties of National Municipals Fund in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transaction contemplated by this Agreement, and as to such other matters as Series Fund shall reasonably request.

6.3 Series Fund shall have received on the Closing Date a favorable opinion from Shereff, Friedman, Hoffman & Goodman, LLP, counsel to National Municipals Fund, dated as of the Closing Date, to the effect that:

    6.3.1 National Municipals Fund is a corporation duly organized and validly existing under the laws of the State of Maryland with power under its Articles of Incorporation to own all of its properties and assets and, to the knowledge of such counsel, to carry on its business as presently conducted;

    6.3.2 This Agreement has been duly authorized, executed and delivered by National Municipals Fund and, assuming due authorization, execution and delivery of the Agreement by Municipal Series Fund on behalf of Hawaii Series, is a valid and binding obligation of National Municipals Fund enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles;

    6.3.3 The shares of National Municipals Fund to be distributed to the shareholders of Hawaii Series under this Agreement, assuming their due authorization, execution and delivery as contemplated by this Agreement, will be validly issued and outstanding and fully paid and non-assessable, and no shareholder of National Municipals Fund has any pre-emptive right to subscribe therefor or purchase such shares;

    6.3.4 The execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, (i) conflict with National Municipals Fund's Articles of Incorporation or By-Laws or (ii) result in a default or a breach of (a) the Management Agreement dated May 2, 1988 between National Municipals Fund and Prudential Mutual Fund Management LLC, as successor to Prudential Mutual Fund Management, Inc., (b) the Custodian Contract dated July 13, 1984 between National Municipals Fund and State Street Bank and Trust Company, (c) the Distribution Agreement dated January 1, 1996 between National Municipals Fund and Prudential Securities Incorporated and (d) the Transfer Agency and Service Agreement dated January 1, 1988 between National Municipals Fund and Prudential Mutual Fund Services LLC, as successor to Prudential Mutual Fund Services, Inc.; provided, however, that such counsel may state that they express no opinion as to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles;

    6.3.5 To the knowledge of such counsel, no consent, approval, authorization, filing or order of any court or governmental authority is required for the consummation by National Municipals Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the Investment Company Act and such as may be required under state Blue Sky or securities laws;

    6.3.6 National Municipals Fund has been registered with the SEC as an investment company, and, to the knowledge of such counsel, no order has been issued or proceeding instituted to suspend such registration; and

    6.3.7 Such counsel knows of no litigation or government proceeding instituted or threatened against National Municipals Fund that could be required to be disclosed in its registration statement on Form N-1A and is not so disclosed.

    Such opinion may rely on an opinion of Maryland Counsel to the extent it addresses Maryland law.

7.  CONDITIONS PRECEDENT TO OBLIGATIONS OF NATIONAL MUNICIPALS FUND

    The obligations of National Municipals Fund to complete the transactions provided for herein shall be subject to the performance by Series Fund of all the obligations to be performed by it hereunder on or before the Closing Date and the following further conditions:

7.1 All representations and warranties of Series Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transaction contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

7.2 Series Fund shall have delivered to National Municipals Fund on the Closing Date a statement of the assets and liabilities of Hawaii Series, which shall be prepared in accordance with generally accepted accounting principles consistently applied, together with a list of the portfolio securities of Hawaii Series showing the adjusted tax base of such securities by lot, as of the Closing Date, certified by the Treasurer of Series Fund.

7.3 Series Fund shall have delivered to National Municipals Fund on the Closing Date a certificate executed in its name by its President or one of its Vice Presidents, in form and substance satisfactory to National Municipals Fund and dated as of the Closing Date, to the effect that the representations and warranties of Series Fund made in this Agreement are true and correct at and as of the Closing Date except as they may be affected by the transaction contemplated by this Agreement, and as to such other matters as National Municipals Fund shall reasonably request.

7.4 On or immediately prior to the Closing Date, Series Fund shall have declared and paid to the shareholders of record of Hawaii Series one or more dividends and/or other distributions so that it will have distributed substantially all (and in any event not less than ninety-eight percent) of such Series' investment company taxable income (computed without regard to any deduction for dividends paid), net tax-exempt interest income, if any, and realized net capital gain, if any, of Hawaii Series for all completed taxable years from the inception of such Series through August 31, 1996, and for the period from and after August 31, 1996 through the Closing Date.

7.5 National Municipals Fund shall have received on the Closing Date a favorable opinion from Gardner, Carton & Douglas, special counsel to Series Fund, dated as of the Closing Date, to the effect that:

    7.5.1 Series Fund is duly organized and validly existing under the laws of the Commonwealth of Massachusetts with power under its Declaration of Trust to own all of its properties and assets and, to the knowledge of such counsel, to carry on its business as presently conducted and Hawaii Series has been duly established in accordance with the terms of the Series Fund's Declaration of Trust as a separate series of Series Fund;

    7.5.2 This Agreement has been duly authorized, executed and delivered by Series Fund and constitutes a valid and legally binding obligation of Series Fund enforceable against the assets of Hawaii Series in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles;

    7.5.3 The execution and delivery of the Agreement did not, and the performance by Series Fund of its obligations hereunder will not, (i) violate Series Fund's Declaration of Trust or By-Laws or (ii) result in a default or a breach of (a) the Management Agreement, dated December 30, 1988, between Series Fund and Prudential Mutual Fund Management LLC, as successor to Prudential Mutual Fund Management, Inc., (b) the Custodian Contract, dated August 1, 1990, between Series Fund and State Street Bank and Trust Company, (c) the Distribution Agreement dated May 9, 1996, between Series Fund and Prudential Securities Incorporated and the Transfer Agency and Service Agreement, dated January 1, 1988, between Series Fund and Prudential Mutual Fund Services LLC, as successor to Prudential Mutual Fund Services, Inc.; provided, however, that such counsel may state that insofar as performance by Series Fund of its obligations under this Agreement is concerned they express no opinion as to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles;

    7.5.4 All regulatory consents, authorizations and approvals required to be obtained by Series Fund under the federal laws of the United States and the laws of The Commonwealth of Massachusetts for the consummation of the transactions contemplated by this Agreement have been obtained;

    7.5.5 Such counsel knows of no litigation or any governmental proceeding instituted or threatened against Series Fund, involving Hawaii Series, that would be required to be disclosed in its Registration Statement on Form N-1A and is not so disclosed; and

    7.5.6 Series Fund has been registered with the SEC as an investment company, and, to the knowledge of such counsel, no order has been issued or proceeding instituted to suspend such registration.

    Such opinion may rely on an opinion of Massachusetts counsel to the extent it addresses Massachusetts law, and may assume for purposes of the opinion given pursuant to paragraph 7.5.2 that New York law is the same as Illinois law.

8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF NATIONAL MUNICIPALS FUND AND SERIES FUND

    The obligations of National Municipals Fund and Series Fund hereunder are subject to the further conditions that on or before the Closing Date:

8.1 This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of (a) the Trustees of Series Fund and the Board of Directors of National Municipals Fund, as to the determinations set forth in Rule 17a-8(a) under the Investment Company Act, (b) the Board of Directors of National Municipals Fund as to the assumption by the National Municipals Fund of the liabilities of Hawaii Series and (c) the holders of the outstanding shares of Hawaii Series in accordance with the provisions of the Series Fund's Declaration of Trust and By-Laws, and certified copies of the resolutions evidencing such approvals shall have been delivered to National Municipals Fund.

8.2 Any proposed change to National Municipals Fund's operations that may be approved by the Board of Directors of National Municipals Fund subsequent to the date of this Agreement but in connection with and as a condition to implementing the transactions contemplated by this Agreement, for which the approval of National Municipals Fund shareholders is required pursuant to the Investment Company Act or otherwise, shall have been approved by the requisite vote of the holders of the outstanding shares of National Municipals Fund in accordance with the Investment Company Act and the provisions of the General Corporation Law of the State of Maryland, and certified copies of the resolution evidencing such approval shall have been delivered to Series Fund.

8.3 On the Closing Date no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

8.4 All consents of other parties and all consents, orders and permits of federal, state and local regulatory authorities (including those of the SEC and of state Blue Sky or securities authorities, including "no-action" positions of such authorities) deemed necessary by National Municipals Fund or Series Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of National Municipals Fund or Hawaii Series, provided, that either party hereto may for itself waive any part of this condition.

8.5 The Registration Statement shall have become effective under the 1933 Act, and no stop orders suspending the effectiveness thereof shall have been issued, and to the best knowledge of the parties hereto, no investigation or proceeding under the 1933 Act for that purpose shall have been instituted or be pending, threatened or contemplated.

8.6 The Funds shall have received on or before the Closing Date an opinion of Sheriff, Friedman, Hoffman & Goodman, LLP with respect to Hawaii Series satisfactory to each of them, substantially to the effect that for federal income tax purposes:

    8.6.1 The acquisition by National Municipals Fund of the assets of Hawaii Series solely in exchange for voting shares of National Municipals Fund and the assumption by National Municipals Fund of Hawaii Series' liabilities, if any, followed by the distribution of National Municipals Fund's voting shares pro rata to Hawaii Series' shareholders, pursuant to its termination and constructively in exchange for Hawaii Series' shares, will constitute a reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code, and each Fund will be "a party to a reorganization" within the meaning of Section 368(b) of the Internal Revenue Code;

    8.6.2 Hawaii Series' shareholders will recognize no gain or loss upon the constructive exchange of all of their shares of Hawaii Series solely for shares of National Municipals Fund in complete termination of such Series;

    8.6.3 No gain or loss will be recognized to Hawaii Series upon the transfer of its assets to National Municipals Fund solely in exchange for shares of National Municipals Fund and the assumption by National Municipals Fund of Hawaii Series' liabilities, if any, and the subsequent distribution of those shares to Hawaii Series' shareholders in complete termination of Hawaii Series;

    8.6.4 No gain or loss will be recognized to National Municipals Fund upon the acquisition of Hawaii Series' assets solely in exchange for shares of National Municipals Fund and the assumption of Hawaii Series' liabilities, if any;

    8.6.5 National Municipals Fund's basis for the assets of Hawaii Series acquired in the Reorganization will be the same as the basis thereof when held by Hawaii Series immediately before the transfer, and the holding period of such assets acquired by National Municipals Fund will include the holding period thereof when held by Hawaii Series;

    8.6.6 Hawaii Series shareholders' basis for the shares of National Municipals Fund to be received by them pursuant to the reorganization will be the same as their basis for the shares of Hawaii Series to be constructively surrendered in exchange therefor; and

    8.6.7 The holding period of National Municipals Fund shares to be received by Hawaii Series' shareholders will include the period during which the shares of Hawaii Series to be constructively surrendered in exchange therefor were held; provided that the Hawaii Series shares surrendered were held as capital assets by those shareholders on the date of the exchange.

9.  FINDER'S FEES AND EXPENSES

9.1 Each Fund represents and warrants to the other that there are no finder's fees payable in connection with the transactions provided for herein.

9.2 The expenses incurred in connection with the entering into and carrying out of the provisions of this Agreement shall be allocated to National Municipals Fund and Hawaii Series pro rata in a fair and equitable manner in proportion to its assets.

10.  ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

10.1  This Agreement constitutes the entire agreement between the Funds.

10.2 The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder.

11.  TERMINATION

    National Municipals Fund or Series Fund as to Hawaii Series may at its option terminate this Agreement at or prior to the Closing Date because of:

11.1 A material breach by the other of any representation, warranty or covenant contained herein to be performed at or prior to the Closing Date; or

11.2 A condition herein expressed to be precedent to the obligations of either party not having been met and it reasonably appearing that it will not or cannot be met; or

11.3  A mutual written agreement of Series Fund and National Municipals Fund.

    In the event of any such termination, there shall be no liability for damages on the part of either Fund (other than the liability of the Funds to pay their allocated expenses pursuant to paragraph 9.2) or any Director or officer of National Municipals Fund or any Trustee or officer of Series Fund.

12.  AMENDMENT

    This Agreement may be amended, modified or supplemented only in writing by the parties; provided, however, that following the shareholders' meeting called by Series Fund pursuant to paragraph 5.2, no such amendment may have the effect of changing the provisions for determining the number of shares of National Municipals Fund to be distributed to Hawaii Series' shareholders under this Agreement to the detriment of such shareholders without their further approval.

13.  NOTICES

    Any notice, report, demand or other communication required or permitted by any provision of this Agreement shall be in writing and shall be given by hand delivery, or prepaid certified mail or overnight service addressed to Prudential Mutual Fund Management LLC, Gateway Center Three, Newark, New Jersey 07102,
Attention: S. Jane Rose.

14.  HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT

14.1 The paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

14.2 This Agreement may be executed in any number of counterparts, each of which will be deemed an original.

14.3 This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

14.4 This Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns, and no assignment or transfer hereof or of any rights or obligations hereunder shall be made by either party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation other than the parties and their respective successors and assigns any rights or remedies under or by reason of this Agreement.

15. NO LIABILITY OF SHAREHOLDERS OR TRUSTEES OF MUNICIPAL SERIES FUND; AGREEMENT AN OBLIGATION ONLY OF HAWAII SERIES, AND ENFORCEABLE ONLY AGAINST ASSETS OF HAWAII SERIES.


    The name "Prudential Municipal Series Fund" is the designation of the Trustees from time to time acting under an Amended and Restated Declaration of Trust dated August 17, 1994, as the same may be from time to time amended, and the name "Hawaii Income Series" is the designation of a portfolio of the assets of Series Fund. National Municipals Fund acknowledges that it must look, and agrees that it shall look, solely to the assets of Hawaii Series for the enforcement of any claims arising out of or based on the obligations of Series Fund hereunder, and with respect to obligations relating to Hawaii Series, only to the assets of Hawaii Series, and in particular that (i) neither the Trustees, officers, agents or shareholders of Series Fund assume or shall have any personal liability for obligations of Series Fund hereunder, and (ii) none of the assets of Series Fund other than the portfolio assets of Hawaii Series may be resorted to for the enforcement of any claim based on the obligations of Series Fund hereunder.


    IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed by the President or Vice President of each Fund.

                                Prudential Municipal Series Fund


                                By ____________/s/ Richard A. Redeker___________

                                   PRESIDENT

                                Prudential National Municipals Fund, Inc.


                                By ______________/s/ Susan C. Cote______________

                                   VICE PRESIDENT

                               TABLE OF CONTENTS


                                                                                                                PAGE
SYNOPSIS...................................................................................................           2
    General................................................................................................           2
    The Proposed Reorganization............................................................................           2
    Reasons for the Reorganization.........................................................................           3
    Certain Differences Between Hawaii Series and National Municipals Fund.................................           6
    Structure of Hawaii Series and National Municipals Fund................................................           6
    Investment Objectives and Policies.....................................................................           7
    Fees and Expenses......................................................................................           8
        Management Fees....................................................................................           8
        Distribution Fees..................................................................................           9
        Other Expenses.....................................................................................          10
        Expense Ratios.....................................................................................          10
    Purchases and Redemptions..............................................................................          13
    Exchange Privileges....................................................................................          13
    Dividends and Distributions............................................................................          13
    Federal Tax Consequences of Proposed Reorganization....................................................          14
PRINCIPAL RISK FACTORS.....................................................................................          14
    Ratings................................................................................................          14
    Hedging Activities.....................................................................................          14
    Tax Considerations.....................................................................................          15
    Realignment of Investment Portfolio....................................................................          15
THE PROPOSED TRANSACTION...................................................................................          16
    Agreement and Plan of Reorganization...................................................................          16
    Reasons for the Reorganization Considered by the Trustees/Directors....................................          17
    Description of Securities to be Issued.................................................................          18
    Tax Considerations.....................................................................................          18
    Certain Comparative Information About the Funds........................................................          19
        Capitalization.....................................................................................          19
        Shareholder Meetings and Voting Rights.............................................................          19
        Shareholder Liability..............................................................................          20
        Liability and Indemnification of Directors and Trustees............................................          20
    Pro Forma Capitalization and Ratios....................................................................          22
INFORMATION ABOUT NATIONAL MUNICIPALS FUND.................................................................          23
INFORMATION ABOUT HAWAII SERIES............................................................................          25
VOTING INFORMATION.........................................................................................          26
OTHER MATTERS..............................................................................................          28
SHAREHOLDERS' PROPOSALS....................................................................................          28
APPENDIX A--Performance Overview...........................................................................         A-1
APPENDIX B--Agreement and Plan of Reorganization...........................................................         B-1
TABLE OF CONTENTS
ENCLOSURES
    Prospectus of Prudential National Municipals Fund, Inc. dated March 6, 1997, as supplemented on April
     15, 1997.

                   PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
                      STATEMENT OF ADDITIONAL INFORMATION
                               DATED MAY 5, 1997
                            ACQUISITION OF ASSETS OF
                              HAWAII INCOME SERIES
                      OF PRUDENTIAL MUNICIPAL SERIES FUND
                              GATEWAY CENTER THREE
                            NEWARK, NEW JERSEY 07102
                                 (800) 225-1852


                            ------------------------

                      BY AND IN EXCHANGE FOR THE SHARES OF
                   PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
                              GATEWAY CENTER THREE
                            NEWARK, NEW JERSEY 07102
                                 (800) 225-1852


    This Statement of Additional Information, relating specifically to the proposed transfer of all the assets and the assumption of all of the liabilities, if any, of the Hawaii Income Series of Prudential Municipal Series Fund (the Acquired Series) by Prudential National Municipals Fund, Inc. (the Acquiring Fund) consists of this cover page and the following described documents, each of which is attached hereto and incorporated by reference.


        1. The Statement of Additional Information of the Acquiring Fund dated March 6, 1997.

        2. The Annual Report to Shareholders of the Acquiring Fund for the fiscal year ended December 31, 1996.

        3. The Annual Report to Shareholders of the Acquired Series for the fiscal year ended August 31, 1996.


        4. The Semi-Annual Report to Shareholders of the Acquired Series for the six-months ended February 28, 1997.



    The Statement of Additional Information is not a prospectus. A Prospectus and Proxy Statement dated May 5, 1997 relating to the above referenced matter may be obtained from the Acquiring Fund without charge by writing or calling Prudential National Municipals Fund, Inc. at the address or telephone number listed above. This Statement of Additional Information relates to, and should be read in conjunction with, the Prospectus and Proxy Statement.

                   PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.

                      Statement of Additional Information
                                 March 6, 1997

  Prudential National Municipals Fund, Inc. (the Fund), is an open-end, diversified management investment company whose investment objective is to seek a high level of current income exempt from federal income taxes. In attempting to achieve this objective, the Fund intends to invest substantially all of its total assets in carefully selected long-term Municipal Bonds of medium quality, i.e., obligations of issuers possessing adequate but not outstanding capacities to service their debt. Subject to the limits described herein, the Fund may also buy and sell financial futures for the purpose of hedging its securities portfolio. There can be no assurance that the Fund's investment objective will be achieved. See "Investment Objective and Policies."

  The Fund's address is Gateway Center Three, Newark, New Jersey 07102-4077, and its telephone number is (800)225-1852.

  This Statement of Additional Information is not a prospectus and should be read in conjunction with the Fund's Prospectus, dated March 6, 1997, a copy of which may be obtained from the Fund upon request at the address or telephone noted above.


                                          TABLE OF CONTENTS


                                                                                            Cross-reference
                                                                                               to page in
                                                                                    Page       Prospectus
                                                                                   -----    ---------------
General Information...............................................................  B-2               26

Investment Objective and Policies.................................................  B-2                8

Investment Restrictions...........................................................  B-5               18

Directors and Officers............................................................  B-7               19

Manager...........................................................................  B-10              19

Distributor.......................................................................  B-12              20

Portfolio Transactions and Brokerage..............................................  B-14              22

Purchase and Redemption of Fund Shares............................................  B-15              27

Shareholder Investment Account....................................................  B-18              27

Net Asset Value...................................................................  B-21              23

Taxes, Dividends and Distributions................................................  B-21              24

Performance Information...........................................................  B-23              23

Custodian and Transfer and Dividend Disbursing Agent and Independent Accountants..  B-25              22

Financial Statements..............................................................  B-26              -

Report of Independent Accountants.................................................  B-42              -

Appendix I-Description of Tax-Exempt Security Ratings.............................  I-1               -

Appendix II-General Investment Information........................................  II-1              -

Appendix III-Historical Performance Data..........................................  III-1             -

Appendix IV-Information Relating to the Prudential................................  IV-1              -


-------------------------------------------------------------------------------

                              GENERAL INFORMATION

  At a special meeting held on July 19, 1994, shareholders approved an amendment to the Fund's Articles of Incorporation to change the Fund's name from Prudential-Bache National Municipals Fund, Inc. to Prudential National Municipals Fund, Inc.

                       INVESTMENT OBJECTIVE AND POLICIES

  The investment objective of the Fund is to seek a high level of current income exempt from federal income taxes. In attempting to achieve this objective, the Fund intends to invest substantially all, and in any event at least 80%, of its total assets in Municipal Bonds and Municipal Notes, except in certain circumstances. From time to time the Fund may invest in Municipal Bonds and Municipal Notes that are "private activity bonds" (as defined in the Internal Revenue Code), the interest on which is a tax preference subject to the alternative minimum tax. See "Taxes, Dividends and Distributions" in the Prospectus. There can be no assurance that the Fund's investment objective will be achieved. For a further description of the Fund's investment objective and policies see "How the Fund Invests-Investment Objective and Policies" in the Prospectus.

MUNICIPAL NOTES

  For liquidity purposes, pending investment in Municipal Bonds, or on a temporary or defensive basis due to market conditions, the Fund may invest in tax-exempt short-term debt obligations (maturing in one year or less). These obligations, known as "Municipal Notes," include tax, revenue and bond anticipation notes which are issued to obtain funds for various public purposes. The interest from these Notes is exempt from federal income taxes. The Fund will limit its investments in Municipal Notes to (1) those which are rated, at the time of purchase, within the three highest grades assigned by Moody's Investors Service (Moody's) or the two highest grades assigned by Standard & Poor's Ratings Group (S&P) or comparably rated by any other Nationally Recognized Statistical Rating Organization (NRSRO); (2) those of issuers having, at the time of purchase, an issue of outstanding Municipal Bonds rated within the four highest grades of Moody's or S&P or comparably rated by any other NRSRO; or (3) those which are guaranteed by the U.S. Government, its agents or instrumentalities.

MUNICIPAL BONDS

  Municipal Bonds include debt obligations of a state, a territory, or a possession of the United States, or any political subdivision thereof (e.g., counties, cities, towns, villages, districts, authorities) or the District of Columbia issued to obtain funds for various purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, schools, streets and water and sewer works. Other public purposes for which Municipal Bonds may be issued include the refunding of outstanding obligations, obtaining funds for general operating expenses and the obtaining of funds to loan to public or private institutions for the construction of facilities such as education, hospital and housing facilities. In addition, certain types of private activity bonds may be issued by or on behalf of public authorities to obtain funds to provide privately-operated housing facilities, sports facilities, convention or trade show facilities, airport, mass transit, port or parking facilities, air or water pollution control facilities and certain local facilities for water supply, gas, electricity or sewage or solid waste disposal. Such obligations are included within the term Municipal Bonds if the interest paid thereon is at the time of issuance, in the opinion of the issuer's bond counsel, exempt from federal income tax. The current federal tax laws, however, substantially limit the amount of such obligations that can be issued in each state. See "Taxes, Dividends and Distributions."

  The two principal classifications of Municipal Bonds are "general obligation" and limited obligation or "revenue" bonds. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest, whereas revenue bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source. Private activity bonds that are Municipal Bonds are in most cases revenue bonds and do not generally constitute the pledge of the credit of the issuer of such bonds. The credit quality of private activity revenue bonds is usually directly related to the credit standing of the industrial user involved. There are, in addition, a variety of hybrid and special types of municipal obligations as well as numerous differences in the security of Municipal Bonds, both within and between the two principal classifications described above.

  The interest rates payable on certain Municipal Bonds and Municipal Notes are not fixed and may fluctuate based upon changes in market rates. Municipal Bonds and Notes of this type are called "variable rate" obligations. The interest rate payable on a variable rate obligation is adjusted either at predesignated intervals or whenever there is a change in the market rate of interest on which the interest rate payable is based. Other features may include the right whereby the Fund may demand prepayment of the principal amount of the obligation prior to its stated maturity (a demand feature) and the right of the issuer to prepay the principal amount prior to maturity. The principal benefit of a variable rate obligation is that the interest rate adjustment minimizes changes in the market value of the obligation. As a result, the purchase of variable rate obligations should enhance the ability of the Fund to maintain a stable net asset value per share and to sell an obligation prior to maturity at a price approximating the full principal amount of the obligation. The payment of principal and interest by issuers of certain Municipal Bonds and Notes purchased by the Fund may be guaranteed by letters of credit or other credit facilities offered by banks or other financial institutions. Such guarantees will be considered in determining whether a Municipal Bond or Note meets the Fund's investment quality requirements.

  The Fund will treat an investment in a municipal security refunded with escrowed U.S. Government securities as U.S. Government securities for purposes of the Investment Company Act's diversification requirements provided: (i) the escrowed securities are "government securities" as defined in the Investment Company Act, (ii) the escrowed securities are irrevocably pledged only to payment of debt service on the refunded securities, except to the extent there are amounts in excess of funds necessary for such debt service, (iii) principal and interest on the escrowed securities will be sufficient to satisfy all scheduled principal, interest and any premiums on the refunded securities and a verification report prepared by a party acceptable to a nationally recognized statistical rating agency, or counsel to the holders of the refunded securities, so verifies, (iv) the escrow agreement provides that the issuer of the refunded securities grants and assigns to the escrow agent, for the equal and ratable benefit of the holders of the refunded securities, an express first lien on, pledge of and perfected security interest in the escrowed securities and the interest income thereon, (v) the escrow agent had no lien of any type with respect to the escrowed securities for payment of its fees or expenses except to the extent there are excess securities, as described in (ii) above. The Fund will not, however, invest more than 25% of its total assets in pre-refunded bonds of the same municipal issuer.

PURCHASE AND EXERCISE OF PUTS

  Puts give the Fund the right to sell securities held in the Fund's portfolio at a specified exercise price on a specified date. Puts or tender options may be acquired to reduce the volatility of the market value of securities subject to puts or tender options compared to the volatility of similar securities not subject to puts or tender options. The acquisition of a put or tender option may involve an additional cost to the Fund, compared to the cost of securities with similar credit ratings, stated maturities and interest coupons but without applicable puts or tender options. Such increased cost may be paid either by way of an initial or periodic premium for the put or tender option or by way of a higher purchase price for securities to which the put or tender option is attached. In addition, there is a credit risk associated with the purchase of puts or tender options in that the issuer of the put or tender option may be unable to meet its obligation to purchase the underlying security. Accordingly, the Fund will acquire puts or tender options under the following circumstances:
(1) the put or tender option is written by the issuer of the underlying security and such security is rated within the four highest quality grades as determined by Moody's or S&P or other NRSRO; (2) the put or tender option is written by a person other than the issuer of the underlying security and such person has securities outstanding which are rated within such four highest quality grades; or (3) the put or tender option is backed by a letter of credit or similar financial guarantee issued by a person having securities outstanding which are rated within the two highest quality grades of such rating services.

PORTFOLIO TURNOVER

  Although the Fund does not intend to engage in substantial short-term trading, it may sell portfolio securities without regard to the length of time that they have been held in order to take advantage of new investment opportunities or yield differentials or because the Fund desires to preserve gains or limit losses due to changing economic conditions or the financial condition of the issuer. In order to seek a high level of current income, the investment adviser intends to change the composition of the Fund's portfolio, adjusting maturities and the quality and type of issue. Accordingly, it is possible that the Fund's portfolio turnover rate may reach, or even exceed, 150%. A portfolio turnover rate of 150% may exceed that of other investment companies with similar objectives. The portfolio turnover rate is computed by dividing the lesser of the amount of the securities purchased or securities sold (excluding all securities whose maturities at acquisition were one year or less) by the average monthly value of such securities owned during the year. A 100% turnover rate would occur, for example, if all of the securities held in the Fund's portfolio were sold and replaced within one year. However, when portfolio changes are deemed appropriate due to market or other conditions, such turnover rate may be greater than anticipated. A higher rate of turnover results in increased transaction costs to the Fund. For the years ended December 31, 1995 and 1996 the Fund's portfolio turnover rates were 98% and 46%, respectively.

FINANCIAL FUTURES CONTRACTS

  The Fund will engage in transactions in financial futures contracts for return enhancement and risk management purposes as well as to hedge against interest rate related fluctuations in the value of securities which are held in the Fund's portfolio or which the Fund intends to purchase. The Fund will engage in such transactions consistent with the Fund's investment objective. A clearing corporation associated with the commodities exchange on which a futures contract trades assumes responsibility for the completion of transactions and guarantees that open futures contracts will be performed. Although interest rate futures contracts call for actual delivery or acceptance of debt securities, in most cases the contracts are closed out before the settlement date without the making or taking of delivery.

  OPTIONS ON FINANCIAL FUTURES. The Fund may enter into options on future contracts for certain bona fide hedging, risk management and return enhancement purposes. This includes the ability to purchase put and call options and write (i.e. sell) "covered" put and call options on futures contracts that are traded on commodity and futures exchanges.

  LIMITATIONS ON PURCHASE AND SALE. Under regulations of the Commodity Exchange Act, investment companies registered under the Investment Company Act of 1940 (the Investment Company Act) are exempt from the definition of "commodity pool operator," subject to compliance with certain conditions. The Fund will only engage in futures transactions for bona fide hedging, risk management and return enhancement purposes in accordance with the rules of the Commodity Futures Trading Commission and not for speculation. With respect to long positions assumed by the Fund, the Fund will segregate with its Custodian an amount of cash, U.S. Government securities or liquid, high grade debt securities so that the amount so segregated plus the amount of initial and variation margin held in the account of its broker equals the market value of the futures contracts, and thereby insure that the use of futures contracts is unleveraged. The Fund will continue to invest at least 80% of its total assets in Municipal Bonds and Municipal Notes except in certain circumstances, as described in the Prospectus under "How the Fund Invests-Investment Objective and Policies." The Fund may not enter into futures contracts if, immediately thereafter, the sum of the amount of initial and net cumulative variation margin on outstanding futures contracts, together with premiums paid on options thereon, would exceed 20% of the total assets of the Fund.

  RISKS OF FINANCIAL FUTURES TRANSACTIONS. In addition to the risk associated with predicting movements in the direction of interest rates, discussed in "How the Fund Invests-Investment Objective and Policies" in the Prospectus, there are a number of other risks associated with the use of financial futures for hedging purposes.

  Hedging involves the risk of imperfect correlation because changes in the price of futures contracts only generally parallel but do not necessarily equal changes in the prices of the securities being hedged. The risk of imperfect correlation increases as the composition of the Fund's securities portfolio diverges from the securities that are the subject of the futures contract, for example, those included in the municipal index. Because the change in price of the futures contract may be more or less than the change in prices of the underlying securities, even a correct forecast of interest rate changes may not result in a successful hedging transaction.

  The Fund intends to purchase and sell futures contracts only on exchanges where there appears to be a market in such futures sufficiently active to accommodate the volume of its trading activity. There can be no assurance that a liquid market will always exist for any particular contract at any particular time. Accordingly, there can be no assurance that it will always be possible to close a futures position when such closing is desired; and in the event of adverse price movements, the Fund would continue to be required to make daily cash payments of variation margin. However, in the event futures contracts have been sold to hedge portfolio securities, such securities will not be sold until the offsetting futures contracts can be executed. Similarly, in the event futures have been bought to hedge anticipated securities purchases, such purchases will not be executed until the offsetting futures contracts can be sold.

  The hours of trading of interest rate futures contracts may not conform to the hours during which the Fund may trade Municipal Bonds. To the extent that the futures markets close before the municipal bond market, significant price and rate movements can take place that cannot be reflected in the futures markets on a day-to-day basis.

  RISKS OF TRANSACTIONS IN OPTIONS ON FINANCIAL FUTURES. In addition to the risks which apply to all options transactions, there are several special risks relating to options on futures. The ability to establish and close out positions on such options will be subject to the maintenance of a liquid secondary market. Compared to the sale of financial futures, the purchase of put options on financial futures involves less potential risk to the Fund because the maximum amount at risk is the premium paid for the options (plus transaction costs). However, there may be circumstances when the purchase of a put option on a financial future would result in a loss to the Fund when the sale of a financial future would not, such as when there is no movement in the price of debt securities.

  An option position may be closed out only on an exchange which provides a secondary market for an option of the same series. Although the Fund generally will purchase only those options for which there appears to be an active secondary market, there is no assurance that a liquid secondary market on an exchange will exist for any particular option, or at any particular time, and for some options, no secondary market on an exchange may exist. In such event, it might not be possible to effect closing transactions in particular options, with the result that the Fund would have to exercise its options in order to realize any profit and would incur transaction costs upon the sale of underlying securities pursuant to the exercise of put options.

  Reasons for the absence of a liquid secondary market on an exchange include the following: (i) there may be insufficient trading interest in certain options; (ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options or underlying securities; (iv) unusual or unforeseen circumstances may interrupt normal operations on an exchange; (v) the facilities of an exchange or the Options Clearing Corporation may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options), in which event the secondary market on that exchange (or in that class or series of options) would cease to exist, although outstanding options on that exchange that had been issued by the Options Clearing Corporation as a result of trades on that exchange could continue to be exercisable in accordance with their terms.

  There is no assurance that higher than anticipated trading activity or other unforeseen events might not, at times, render certain of the facilities of the Options Clearing Corporation inadequate, and thereby result in the institution by an exchange of special procedures which may interfere with the timely execution of customers' orders.

ILLIQUID SECURITIES

  The Fund may not hold more than 15% of its net assets in repurchase agreements which have a maturity of longer than seven days or in other illiquid securities, including securities that are illiquid by virtue of the absence of a readily available market or contractual restrictions on resale. Repurchase agreements subject to demand are deemed to have a maturity equal to the notice period. Mutual funds do not typically hold a significant amount of illiquid securities because of the potential for delays on resale and uncertainty in valuation. Limitations on resale may have an adverse effect on the marketability of portfolio securities and a mutual fund might be unable to dispose of illiquid securities promptly or at reasonable prices and might thereby experience difficulty satisfying redemptions within seven days.

  Municipal lease obligations will not be considered illiquid for purposes of the Fund's 15% limitation on illiquid securities provided the investment adviser determines that there is a readily available market for such securities. In reaching liquidity decisions, the investment adviser will consider, inter alia, the following factors: (1) the frequency of trades and quotes for the security; (2) the number of dealers wishing to purchase or sell the security and the number of other potential purchasers; (3) dealer undertakings to make a market in the security; and (4) the nature of the security and the nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offers and the mechanics of the transfer). With respect to municipal lease obligations, the investment adviser also considers: (1) the willingness of the municipality to continue, annually or biannually, to appropriate funds for payment of the lease; (2) the general credit quality of the municipality and the essentiality to the municipality of the property covered by the lease; (3) in the case of unrated municipal lease obligations, an analysis of factors similar to that performed by nationally recognized statistical rating organizations in evaluating the credit quality of a municipal lease obligation, including (i) whether the lease can be cancelled; (ii) if applicable, what assurance there is that the assets represented by the lease can be sold; (iii) the strength of the lessee's general credit (e.g., its debt, administrative, economic and financial characteristics); (iv) the likelihood that the municipality will discontinue appropriating funding for the leased property because the property is no longer deemed essential to the operations of the municipality (e.g., the potential for an event of nonappropriation); (v) the legal recourse in the event of failure to appropriate; and (4) any other factors unique to municipal lease obligations as determined by the investment adviser.

                            INVESTMENT RESTRICTIONS

  The following restrictions are fundamental policies. Fundamental policies are those which cannot be changed without the approval of the holders of a majority of the Fund's outstanding voting securities. A "majority of the Fund's outstanding voting securities," when used in this Statement of Additional Information, means the lesser of (i) 67% of the voting shares represented at a meeting at which more than 50% of the outstanding voting shares are present in person or represented by proxy or (ii) more than 50% of the outstanding voting shares.

  The Fund may not:

  (1) With respect to 75% of its total assets, invest more than 5% of the market or other fair value of its total assets in the securities of any one issuer (other than obligations of, or guaranteed by, the U.S. Government, its agencies or instrumentalities). It is the current policy (but not a fundamental policy) of the Fund not to invest more than 5% of the market or other fair value of its total assets in the securities of any one issuer.

  (2) Make short sales of securities.

  (3) Purchase securities on margin, except for such short-term credits as are necessary for the clearance of purchases and sales of portfolio securities and margin payments in connection with transactions in financial futures contracts.

  (4) Issue senior securities, borrow money or pledge its assets, except that the Fund may borrow up to 331/3% of the value of its total assets (calculated when the loan is made) for temporary, extraordinary or emergency purposes or for the clearance of transactions. The Fund may pledge up to 331/3% of the value of its total assets to secure such borrowings. Secured borrowings may take the form of reverse repurchase agreements, pursuant to which the Fund would sell portfolio securities for cash and simultaneously agree to repurchase them at a specified date for the same amount of cash plus an interest component. The Fund would maintain, in a segregated account with its Custodian, liquid assets equal in value to the amount owed. For purposes of this restriction, obligations of the Fund to Directors pursuant to deferred compensation arrangements, the purchase and sale of securities on a when-issued or delayed delivery basis, the purchase and sale of financial futures contracts and options and collateral arrangements with respect to margins for financial futures contracts and with respect to options are not deemed to be the issuance of a senior security or a pledge of assets.

  (5) Engage in the underwriting of securities or purchase any securities as to which registration under the Securities Act of 1933 would be required for resale of such securities to the public.

  (6) Purchase or sell real estate or real estate mortgage loans, although it may purchase Municipal Bonds or Notes secured by interests in real estate.

  (7) Make loans of money or securities except through the purchase of debt obligations or repurchase agreements.

  (8) Purchase securities of other investment companies, except in the open market involving any customary brokerage commissions and as a result of which not more than 10% of its total assets (determined at the time of investment) would be invested in such securities or except in connection with a merger, consolidation, reorganization or acquisition of assets.

  (9) Invest for the purpose of exercising control or management of another company.

  (10) Purchase industrial revenue bonds if, as a result of such purchase, more than 5% of total Fund assets would be invested in industrial revenue bonds where payment of principal and interest are the responsibility of companies with less than three years of operating history.

  (11) Purchase or sell commodities or commodities futures contracts except financial futures contracts and options thereon.

  (12) Invest more than 25% of the value of its total assets in securities whose issuers are located in any one state.

  Whenever any fundamental investment policy or investment restriction states a maximum percentage of the Fund's assets, it is intended that if the percentage limitation is met at the time the investment is made, a later change in percentage resulting from changing total or net asset values will not be considered a violation of such policy. However, in the event that the Fund's asset coverage for borrowings falls below 300%, the Fund will take prompt action to reduce its borrowings, as required by applicable law.

                                           DIRECTORS AND OFFICERS

                               Position
                                 With                                Principal Occupations
Name, Address and Age(1)         Fund                                 During Past 5 Years
--------------------------     --------                              ---------------------
Edward D. Beach (72)           Director     President and Director of BMC Fund, Inc., a closed-end investment compa-
                                              ny, previously, Vice Chairman of Broyhill Furniture Industries, Inc.;
                                              Certified Public Accountant; Secretary and Treasurer of Broyhill Family
                                              Foundation, Inc.; Member of the Board of Trustees of Mars Hill College;
                                              President, Treasurer and Director of The High Yield Income Fund, Inc.

Eugene C. Dorsey (69)          Director     Retired President, Chief Executive Officer and Trustee of the Gannett Foun-
                                              dation (now Freedom Forum); former Publisher of four Gannett newspa-
                                              pers and Vice President of Gannett Company; past Chairman of Indepen-
                                              dent Sector (national coalition of philanthropic organizations); former
                                              Chairman of the American Council for the Arts; Director of the Advisory
                                              Board of Chase Manhattan Bank of Rochester and The High Yield In-
                                              come Fund, Inc.

Delayne Dedrick Gold (58)      Director     Marketing and Management Consultant; Director of The High Yield Income
                                              Fund, Inc.

*Robert F. Gunia (50)          Director     Comptroller (since May 1996), Prudential Investments; Executive Vice Pres-
                                              ident and Treasurer (since December 1996); Prudential Mutual Fund
                                              Management LLC (PMF); Senior Vice President (since March 1987) of
                                              Prudential Securities Incorporated (Prudential Securities); formerly Chief
                                              Administrative Officer (July 1990-September 1996), Director (January
                                              1989-September 1996), Executive Vice President, Treasurer and Chief
                                              Financial Officer (June 1987-September 1996) of Prudential Mutual Fund
                                              Management, Inc.; Vice President and Director of The Asia Pacific Fund,
                                              Inc. (since May 1989); Director of The High Yield Income Fund, Inc.

*Harry A. Jacobs, Jr. (75)     Director     Senior Director (since January 1986) of Prudential Securities; formerly In-
One New York Plaza                            terim Chairman and Chief Executive Officer of Prudential Mutual Fund
New York, NY                                  Management, Inc. (June-September 1993); formerly Chairman of the
                                              Board of Prudential Securities (1982-1985) and Chairman of the Board
                                              and Chief Executive Officer of Bache Group Inc. (1977-1982); Director of
                                              the Center for National Policy, The First Australia Fund, Inc. and The
                                              First Australia Prime Income Fund, Inc.; Trustee of the Trudeau Institute;
                                              Director of The High Yield Income Fund, Inc.

Donald D. Lennox (78)          Director     Chairman (since February 1990) and Director (since April 1989) of Interna-
                                              tional Imaging Materials, Inc.; Retired Chairman, Chief Executive Officer
                                              and Director of Shlegel Corporation (industrial manufacturing) (March
                                              1987-February 1989); Director of Gleason Corporation, Personal Sound
                                              Technologies, Inc. and The High Yield Income Fund, Inc.

*Mendel A. Melzer CFA (36)     Director     Chief Investment Officer (since October 1996) of Prudential Mutual Funds;
751 Broad Street                              formerly Chief Financial Officer of Prudential Investments (November
Newark, NJ                                    1995-September 1996), Senior Vice President and Chief Financial Offi-
                                              cer of Prudential Preferred Financial Services (April 1993-November
                                              1995), Managing Director of Prudential Investment Advisors (April 1991-April
                                              1993) and Senior Vice President of Prudential Capital Corporation
                                              (July 1989-April 1991); Director of The High Yield Income Fund, Inc.

-----------------
* "Interested" Director, as defined in the Investment Company Act, by reason of his affiliation with The Prudential Insurance Company of America (Prudential) or Prudential Securities.



                                                                     Principal Occupations
Name, Address and Age(1)       Position with Fund                     During Past 5 Years
------------------------       ------------------                    ---------------------
Thomas T. Mooney (55)        Director               President of the Greater Rochester Metro Chamber of Commerce; formerly
                                                      Rochester City Manager, Trustee of Center for Governmental Research,
                                                      Inc.; Director of Monroe County Water Authority, Rochester Jobs, Inc.,
                                                      Blue Cross of Rochester, Executive Service Corps of Rochester, Monroe
                                                      County Industrial Development Corporation, Northeast Midwest Institute,
                                                      First Financial Fund, Inc., The Global Government Plus Fund, Inc., The
                                                      High Yield Plus Fund, Inc. and The High Yield Income Fund, Inc.


Thomas H. O'Brien (72)       Director               President of O'Brien Associates (Financial and Management Consultants)
                                                      (since April 1984); formerly President of Jamaica Water Securities Corp.
                                                      (holding company) (February 1989-August 1990); Chairman of the Board and Chief Executive Officer (September 1987-February 1989) of
                                                      Jamaica Water Supply Company and Director (September 1987-April
                                                      1991); Director of Ridgewood Savings Bank; Trustee of Hofstra
                                                      University; Director of The High Yield Income Fund, Inc.

*Richard A. Redeker (53)     President and Director Employee of Prudential Investments; formerly President, Chief Executive Of-
                                                      ficer and Director (October 1993-September 1996) of Prudential Mutual
                                                      Fund Management, Inc.; Executive Vice President, Director and Member
                                                      of Operating Committee (October 1993-September 1996), Prudential Se-
                                                      curities; Director (since October 1993-September 1996), Prudential Secu-
                                                      rities Group, Inc.; Executive Vice President, The Prudential Investment
                                                      Corporation (since January 1994); previously Senior Executive Vice Pres-
                                                      ident and Director of Kemper Financial Services, Inc. (September
                                                      1978-September 1993); President and Director of The High Yield Income
                                                      Fund, Inc.

Nancy H. Teeters (66)        Director               Economist, formerly Vice President and Chief Economist (March 1986-June
                                                      1990) of International Business Machines Corporation; Director of Inland
                                                      Steel Industries (since July 1991) and The High Yield Income Fund, Inc.

Louis A. Weil, III (55)      Director               Publisher and Chief Executive Officer (since January 1996) and Director
                                                      (since September 1991) of Central Newspapers, Inc.; Chairman of the
                                                      Board (since January 1996), Publisher and Chief Executive Officer
                                                      (August 1991-December 1995) of Phoenix Newspapers, Inc.; prior thereto, Publisher of Time Magazine (May 1989-March 1991); formerly
                                                      President, Publisher and Chief Executive Officer of the Detroit News
                                                      (February 1986-August 1989); formerly member of the Advisory Board,
                                                      Chase Manhattan Bank-Westchester; Director of The High Yield
                                                      Income Fund, Inc.

Susan C. Cote (42)           Vice President         Executive Vice President (since February 1997) and Chief Financial Officer
                                                      (since May 1996) of PMF; formerly Managing Director of Prudential
                                                      Investments and Vice President, The Prudential Investment Corporation
                                                      (February 1995-May 1996), Senior Vice President (January
                                                      1989-January 1995) of PMF.

Thomas A. Early (42)         Vice President         Executive Vice President, Secretary and General Counsel of PMF (since
                                                      December 1996); Vice President and General Counsel, Prudential
                                                      Retirement Services (since March 1994); formerly Associate General
                                                      Counsel and Chief Financial Services Officer, Frank Russell Company
                                                      (1988-1994).

S. Jane Rose (51)            Secretary              Senior Vice President and Senior Counsel of PMF; Senior Vice President
                                                      and Senior Counsel of Prudential Securities (since July 1992); formerly
                                                      Vice President and Associate General Counsel of Prudential Securities.


                                      B-8

                                                                     Principal Occupations
Name, Address and Age(1)       Position with Fund                     During Past 5 Years
------------------------       ------------------                    ---------------------
Eugene S. Stark (39)         Treasurer and Principal     First Vice President (since December 1996) of PMF; formerly First Vice
                             Financial and                 President (January 1990-September 1996) of Prudential Mutual Fund
                             Accounting Officer            Management, Inc.

Stephen M. Ungerman (44)     Assistant Treasurer         Tax Director of Prudential Investments and the Private Asset Group of
                                                           Prudential (since March 1996); formerly First Vice President of
                                                           Prudential Mutual Fund Management, Inc. (February 1993-September
                                                           1996); prior thereto, Senior Tax Manager of Price Waterhouse
                                                           (1981-January 1993).

Deborah A. Docs (39)         Assistant Secretary         Vice President (since December 1996) of PMF; formerly Vice President and Associate General Counsel (January 1993-September 1996) of Pru-
                                                           dential Mutual Fund Management, Inc.; Vice President and Associate
                                                           General Counsel of Prudential Securities.

---------------
* "Interested" Director, as defined in the Investment Company Act, by reason of his affiliation with Prudential or Prudential Securities.

(1) Unless otherwise noted the address for each of the above persons is c/o:
    Prudential Mutual Fund Management LLC, Gateway Center Three, 100 Mulberry Street, 9th Floor, Newark, New Jersey 07102-4077.

  Directors and officers of the Fund are also trustees, Directors and officers of some or all of the other investment companies distributed by Prudential Securities Incorporated or Prudential Mutual Fund Distributors LLC.

  The officers conduct and supervise the daily business operations of the Fund, while the directors, in addition to their functions set forth under "Manager" and "Distributor," review such actions and decide on general policy.

  The Fund pays each of its Directors who is not an affiliated person of PMF or Prudential Investments annual compensation of $3,500, in addition to certain out-of-pocket expenses. The amount of annual compensation paid to each Director may change as a result of the introduction of additional funds upon the board of directors of which the Director will be asked to serve.

  Directors may receive their Director's fee pursuant to a deferred fee agreement with the Fund. Under the terms of the agreement, the Fund accrues daily the amount of such Director's fee which accrue interest at a rate equivalent to the prevailing rate applicable to 90-day U.S. Treasury Bills at the beginning of each calendar quarter or, pursuant to an exemptive order of the Securities and Exchange Commission (SEC), at the daily rate of return of the Fund (the Fund rate). Payment of the interest so accrued is also deferred and accruals become payable at the option of the Director. The Fund's obligation to make payments of deferred Directors' fees, together with interest thereon, is a general obligation of the Fund.

  The Directors have adopted a retirement policy which calls for the retirement of Directors on December 31 of the year in which they reach the age of 72, except that retirement is being phased in for Directors who were age 68 or older as of December 31, 1993. Under this phase-in provision, Mr. Lennox is scheduled to retire on December 31, 1997, Mr. Jacobs is scheduled to retire on December 31, 1998, and Messrs. Beach and O'Brien are scheduled to retire on December 31, 1999.

  Pursuant to the Management Agreement with the Fund, the Manager pays all compensation of officers and employees of the Fund as well as the fees and expenses of all Directors of the Fund who are affiliated persons of the Manager.

  The following table sets forth the aggregate compensation paid by the Fund to the Directors who are not affiliated with the Manager for the fiscal year ended December 31, 1996 and the aggregate compensation paid to such Directors for service on the Fund's board and that of all other investment companies registered under the Investment Company Act of 1940 managed by PMF (Fund Complex) for the calendar year ended December 31, 1966. In October 1996, shareholders elected a new Board of Directors. Below is listed all Directors who have served the Fund during its most recent fiscal year as well as the new Directors who took office after the shareholder meeting in October.

                               Compensation Table

                                                                                                 Total 1996
                                                                                                Compensation
                                                                Pension or                      Paid to Board
                                                                Retirement       Estimated         Members
                                                 Aggregate   Benefits Accrued      Annual        From Funds
                                               Compensation   As Part of Fund  Benefits Upon      and Fund
              Name and Position                  From Fund       Expenses        Retirement       Complex
---------------------------------------------  ------------  ----------------  -------------  ----------------
Beach, Edward D.-Director....................           -          None             N/A       $166,000(21/39)*
Dorsey, Eugene C.-Director**.................       $7,700         None             N/A        $98,583(12/36)*

Gold, Delayne D.-Director....................           -          None             N/A       $175,308(21/42)*

Gunia, Robert F.-Director+...................           -          None             N/A              -
Hauspurg, Arthur-Former Director.............       $7,500         None             N/A        $38,250  (5/7)*

Jacobs, Jr., Harry A.-Director+..............           -          None             N/A              -

Lennox, Donald D.-Director...................           -          None             N/A        $90,000(10/22)*

Melzer, Mendel A.-Director+..................           -          None             N/A              -

Mooney, Thomas T.-Director**.................           -          None             N/A       $135,375(18/36)*
Munn, Stephen M.-Former Director.............       $7,500         None             N/A        $49,125  (6/8)*

O'Brien, Thomas H.-Director..................           -          None             N/A        $32,250 (5/20)*

Redeker, Richard A.-Director and President+..           -          None             N/A              -

Teeters, Nancy H.-Director...................           -          None             N/A       $103,583(11/28)*
Weil, III, Louis A.-Director.................       $7,500         None             N/A        $91,250(13/18)*

------------
* Indicates number of funds/portfolios in Fund Complex (including the Funds) to which aggregate compensation relates.
+ Robert F. Gunia, Harry A. Jacobs, Jr., Mendel A. Melzer and Richard A. Redeker, who are each "interested" Directors, do not receive compensation from the Fund or any fund in the Prudential Mutual Fund family. All other Board Members listed above are deemed to be independent Board Members.
** Total compensation from all of the funds in the Fund complex for the calendar year ended December 31, 1996, includes amounts deferred at the election of Directors under the Fund's deferred compensation plans.
   Including accrued interest, total compensation amounted to $111,535 and $139,869 for Eugene C. Dorsey and Thomas T. Mooney, respectively.

  As of February 7, 1997, the Directors and officers of the Fund, as a group, owned less than 1% of the outstanding common stock of the Fund.

  As of February 7, 1997, the beneficial owners, directly or indirectly, of more than 5% of the outstanding shares of any class of beneficial interest were: TSA Realty Associates, Limited Partnership, 555 Long Wharf Drive, New Haven, CT 06511-6107, who held 4,716 Class C Shares (10.1%), Lawrence F. Doyle and Christine V. Doyle JT TEN, 58 Remington Road, Ridgefield, CT 06877-4326 who held 19,712 Class C Shares (42%) and Huntington Newspapers Inc., Attn: Larry Hensley, P.O. Box 860, Huntington, IN 46750-0860 which held 7,104 Class C shares (15.2%).

  As of February 7, 1997, Prudential Securities was the record holder for other beneficial owners of 10,826,564 Class A shares (or 34% of the outstanding Class A shares), 4,113,013 Class B shares (or 39% of the outstanding Class B shares), and 37,012 Class C shares (or 79% of the outstanding Class C shares) of the Fund. In the event of any meeting of shareholders, Prudential Securities will forward, or cause the forwarding of, proxy materials to the beneficial owners for which it is the record holder.

                                    MANAGER

  The manager of the Fund is Prudential Mutual Fund Management LLC (PMF or the Manager), Gateway Center Three, Newark, New Jersey 07102-4077. PMF serves as manager to substantially all of the other investment companies that, together with the Fund, comprise the "Prudential Mutual Funds." See "How the Fund is Managed" in the Prospectus. As of January 31, 1997, PMF managed and/or administered open-end and closed-end management investment companies with assets of approximately $55.8 billion. According to the Investment Company Institute, as of December 31, 1996, the Prudential Mutual Funds were the 15th largest family of mutual funds in the United States.

  PMF is a subsidiary of Prudential Securities Incorporated and Prudential. Prudential Mutual Fund Services LLC (PMFS or the Transfer Agent), a wholly-owned subsidiary of PMF, serves as the transfer agent for the Prudential Mutual Funds and, in addition, provides customer service, record keeping and management and administration services to qualified plans.

  Pursuant to the Management Agreement with the Fund (the Management Agreement), PMF, subject to the supervision of the Fund's Board of Directors and in conformity with the stated policies of the Fund, manages both the investment operations of the Fund and the composition of the Fund's portfolio, including the purchase, retention, disposition and loan of securities. In connection therewith, PMF is obligated to keep certain books and records of the Fund. PMF also administers the Fund's corporate affairs and, in connection therewith, furnishes the Fund with office facilities, together with those ordinary clerical and bookkeeping services which are not being furnished by State Street Bank and Trust Company, the Fund's Custodian, and Prudential Mutual Fund Services LLC (PMFS or the Transfer Agent), the Fund's transfer and dividend disbursing agent. The management services of PMF for the Fund are not exclusive under the terms of the Management Agreement and PMF is free to, and does, render management services to others.

  For its services, PMF receives, pursuant to the Management Agreement, a fee at an annual rate of .50 of 1% of the Fund's average daily net assets up to and including $250 million, .475 of 1% of the next $250 million, .45 of 1% of the next $500 million, .425 of 1% of the next $250 million, .40 of 1% of the next $250 million and .375 of 1% of the Fund's average daily net assets in excess of $1.5 billion. The fee is computed daily and payable monthly. The Management Agreement also provides that, in the event the expenses of the Fund (including the fees of PMF, but excluding interest, taxes, brokerage commissions, distribution fees and litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund's business) for any fiscal year exceed the lowest applicable annual expense limitation established and enforced pursuant to the statutes or regulations of any jurisdiction in which the Fund's shares are qualified for offer and sale, the compensation due to PMF will be reduced by the amount of such excess. Reductions in excess of the total compensation payable to PMF will be paid by PMF to the Fund. No such reductions were required during the fiscal year ended December 31, 1996. No jurisdiction currently limits the Fund's expenses.

  In connection with its management of the corporate affairs of the Fund, PMF bears the following expenses:

  (a) the salaries and expenses of all of its and the Fund's personnel except the fees and expenses of Directors who are not affiliated persons of PMF or the Fund's investment adviser;

  (b) all expenses incurred by PMF or by the Fund in connection with managing the ordinary course of the Fund's business, other than those assumed by the Fund as described below; and

  (c) the costs and expenses payable to The Prudential Investment Corporation, doing business as Prudential Investments (PI), pursuant to the subadvisory agreement between PMF and PI (the Subadvisory Agreement).

  Under the terms of the Management Agreement, the Fund is responsible for the payment of the following expenses: (a) the fees payable to the Manager, (b) the fees and expenses of Directors who are not affiliated persons of the Manager or the Fund's investment adviser, (c) the fees and certain expenses of the Custodian and Transfer and Dividend Disbursing Agent, including the cost of providing records to the Manager in connection with its obligation of maintaining required records of the Fund and of pricing the Fund's shares, (d) the charges and expenses of legal counsel and independent accountants for the Fund, (e) brokerage commissions and any issue or transfer taxes chargeable to the Fund in connection with its securities transactions, (f) all taxes and corporate fees payable by the Fund to governmental agencies, (g) the fees of any trade associations of which the Fund may be a member, (h) the cost of stock certificates representing shares of the Fund, (i) the cost of fidelity and liability insurance, (j) the fees and expenses involved in registering and maintaining registration of the Fund and of its shares with the Securities and Exchange Commission, registering the Fund and qualifying its shares under state securities laws, including the preparation and printing of the Fund's registration statements and prospectuses for such purposes, (k) allocable communications expenses with respect to investor services and all expenses of shareholders' and Directors' meetings and of preparing, printing and mailing reports, proxy statements and prospectuses to shareholders in the amount necessary for distribution to the shareholders, (l) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund's business and (m) distribution fees.

  The Management Agreement provides that PMF will not be liable for any error of judgment or for any loss suffered by the Fund in connection with the matters to which the Management Agreement relates, except a loss resulting from willful misfeasance, bad faith, gross negligence or reckless disregard of duty. The Management Agreement provides that it will terminate automatically if assigned, and that it may be terminated without penalty by either party upon not more than 60 days' nor less than 30 days' written notice. The Management Agreement will continue in effect for a period of more than two years from the date of execution only so long as such continuance is specifically approved at least annually in conformity with the Investment Company Act. The Management Agreement was last approved by the Board of Directors of the Fund, including a majority of the Directors who are not parties to the contract or interested persons of any such party as defined in the Investment Company Act on May 14, 1996 and by shareholders of the Fund on April 28, 1988.

  For the fiscal years ended December 31, 1996, 1995 and 1994, the Fund paid PMF management fees of $2,996,081 (net of waiver of $351,073), $2,983,142 (net of waiver of $349,455) and $3,633,518, respectively.

  PMF has entered into the Subadvisory Agreement with PI (the Subadviser), a wholly-owned subsidiary of Prudential. The Subadvisory Agreement provides that PI will furnish investment advisory services in connection with the management of the Fund. In connection therewith, PI is obligated to keep certain books and records of the Fund. PMF continues to have responsibility for all investment advisory services pursuant to the Management Agreement and supervises PI's performance of such services. PI is reimbursed by PMF for the reasonable costs and expenses incurred by PI in furnishing those services. Investment advisory services are provided to the Fund by a unit of the Subadviser, known as Prudential Mutual Fund Investment Management.

  The Subadvisory Agreement was last approved by the Board of Directors, including a majority of the Directors who are not parties to such contracts or interested persons of such parties as defined in the Investment Company Act, on May 14, 1996, and by shareholders of the Fund on April 28, 1988.

  The Subadvisory Agreement provides that it will terminate in the event of its assignment (as defined in the Investment Company Act) or upon the termination of the Management Agreement. The Subadvisory Agreement may be terminated by the Fund, PMF or PIC upon not more than 60 days', nor less than 30 days', written notice. The Subadvisory Agreement provides that it will continue in effect for a period of more than two years from its execution only so long as such continuance is specifically approved at least annually in accordance with the requirements of the Investment Company Act.

                                  DISTRIBUTOR

  Prudential Securities Incorporated (Prudential Securities or PSI), Gateway Center Three, Newark, New Jersey 07102-4077, acts as the distributor of the shares of the Fund. Prior to January 2, 1996, Prudential Mutual Fund Distributors, Inc. (PMFD), Gateway Center Three, Newark, New Jersey 07102-4077, acted as distributor of the Class A shares of the Fund.

  Pursuant to separate Distribution and Service Plans (the Class A Plan, the Class B Plan and the Class C Plan, each a Plan and collectively the Plans) adopted by the Fund under Rule 12b-1 under the Investment Company Act and a distribution agreement (the Distribution Agreement), Prudential Securities (the Distributor) incurs the expenses of distributing the Fund's Class A, Class B and Class C shares. At a meeting held on November 3-4, 1995, the Board of Directors approved an assignment of the Distribution Agreement to Prudential Securities. See "How the Fund is Managed-Distributor" in the Prospectus.

  Prior to January 22, 1990, the Fund offered only one class of shares (the then existing Class B shares). On October 6, 1989, the Board of Directors, including a majority of the Directors who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Class A or Class B Plan or in any agreement related to either Plan (the Rule 12b-1 Directors), at a meeting called for the purpose of voting on each Plan, adopted a new plan of distribution for the Class A shares of the Fund (the Class A Plan) and approved an amended and restated plan of distribution with respect to the Class B shares of the Fund (the Class B Plan). On February 8, 1993, the Board of Directors, including a majority of the Rule 12b-1 Directors, at a meeting called for the purpose of voting on each Plan, approved modifications to the Fund's Class A and Class B Plans and Distribution Agreements to conform them to recent amendments to the National Association of Securities Dealers, Inc. (NASD) maximum sales charge rule described below. As so modified, the Class A Plan provides that (i) up to .25 of 1% of the average daily net assets of the Class A shares may be used to pay for personal service and the maintenance of shareholder accounts (service fee) and (ii) total distribution fees (including the service fee of .25 of 1%) may not exceed .30 of 1%. As so modified, the Class B Plan provides that (i) up to .25 of 1% of the average daily net assets of the Class B shares may be paid as a service fee and (ii) up to .50 of 1% (including the service fee) of the average daily net assets of the Class B shares (asset-based sales charge) may be used as reimbursement for distribution-related expenses with respect to the Class B shares. On May 3, 1993, the Board of Directors, including a majority of the Rule 12b-1 Directors, at a meeting called for the purpose of voting on each Plan, adopted a plan of distribution for the Class C shares of the Fund and approved further amendments to the plans of distribution for the Fund's Class A and Class B shares changing them from reimbursement type plans to compensation type plans. The Plans were last approved by the Board of Directors, including a majority of the Rule 12b-1 Directors, on May 14, 1996. The Class A Plan, as amended, was approved by the Class A and Class B shareholders and the Class B Plan, as amended, was approved by Class B shareholders on July 19, 1994. The Class C Plan was approved by the sole shareholder of Class C shares on August 1, 1994.

  Class A Plan. For the fiscal year ended December 31, 1996, PSI received $508,159 under the Class A Plan. This amount was primarily expended on commission credits to Prudential Securities and Prusec for payment of account servicing fees to financial advisers and other persons who sell Class A shares. For the fiscal year ended December 31, 1996, PSI also received approximately $33,100 in initial sales charges.

  CLASS B PLAN. For the fiscal year ended December 31, 1996, Prudential Securities received $966,562 from the Fund under the Class B Plan. It is estimated that the Distributor spent approximately $555,300 in distributing the Fund's Class B shares, on behalf of the Fund during the year ended December 31, 1996. It is estimated that of this amount approximately $9,500 (1.7%) was spent on printing and mailing of prospectuses to other than current shareholders; $221,600 (39.9%) on compensation to Prusec, an affiliated broker-dealer, for commissions to its representatives and other expenses, including an allocation of overhead and other branch office distribution-related expenses, incurred by it for distribution of Fund shares; and $324,200 (58.4%) on the aggregate of
(i) payments of commissions to financial advisers ($224,200 or 40.4%) and (ii) an allocation on account of overhead and other branch office distribution-related expenses ($100,000 or 18%). The term "overhead and other branch office distribution-related expenses" represents (a) the expenses of operating the Prudential Securities' branch offices in connection with the sale of Fund shares, including lease costs, the salaries and employee benefits of operations and sales support personnel, utility costs, communications costs and the costs of stationery and supplies, (b) the costs of client sales seminars,
(c) expenses of mutual fund sales coordinators to promote the sale of Fund shares and (d) other incidental expenses relating to branch promotion of Fund sales.

  Prudential Securities also receives the proceeds of contingent deferred sales charges paid by holders of Class B shares upon certain redemptions of Class B shares. See "Shareholder Guide-How to Sell Your Shares-Contingent Deferred Sales Charge " in the Prospectus. For the fiscal year ended December 31, 1996, Prudential Securities received approximately $393,600 in contingent deferred sales charges with respect to Class B shares.

  CLASS C PLAN. For the fiscal year ended December 31, 1996 Prudential Securities received $5,057 under the Class C Plan and spent approximately $6,400 in distributing Class C shares. Prudential Securities also receives the proceeds of contingent deferred sales charges paid by investors upon certain redemptions of Class C shares. See "Shareholder Guide-How to Sell Your Shares-Contingent Deferred Sales Charges" in the Prospectus. For the fiscal year ended December 31, 1996, Prudential Securities received approximately $1,200 in contingent deferred sales charges with respect to Class C shares.

  The Class A, Class B and Class C Plans continue in effect from year to year, provided that each such continuance is approved at least annually by a vote of the Board of Directors, including a majority vote of the Rule 12b-1 Directors, cast in person at a meeting called for the purpose of voting on such continuance. The Plans may each be terminated at any time, without penalty, by the vote of a majority of the Rule 12b-1 Directors or by the vote of the holders of a majority of the outstanding shares of the applicable class on not more than 60 days' written notice to any other party to the Plans. None of the Plans may be amended to increase materially the amounts to be spent for the services described therein without approval by the shareholders of the applicable class (by both Class A and Class B shareholders, voting separately, in the case of material amendments to the Class A Plan), and all material amendments are required to be approved by the Board of Directors in the manner described above. Each Plan will automatically terminate in the event of its assignment. The Fund will not be contractually obligated to pay expenses incurred under any Plan if it is terminated or not continued.

  Pursuant to each Plan, the Board of Directors will review at least quarterly a written report of the distribution expenses incurred on behalf of each class of shares of the Fund by the Distributor. The report will include an itemization of the distribution expenses and the purposes of such expenditures. In addition, as long as the Plans remain in effect, the selection and nomination of the Rule 12b-1 Directors shall be committed to the Rule 12b-1 Directors.

  Pursuant to the Distribution Agreement, the Fund has agreed to indemnify the Distributor to the extent permitted by applicable law against certain liabilities under the Securities Act of 1933, as amended. A restated Distribution Agreement was last approved by the Board of Directors, including a majority of the Rule 12b-1 Directors, on May 14, 1996.

  On October 21, 1993, PSI entered into an omnibus settlement with the SEC, state securities regulators in 51 jurisdictions and the NASD to resolve allegations that PSI sold interests in more than 700 limited partnerships (and a limited number of other types of securities) from January 1, 1980 through December 31, 1990, in violation of securities laws to persons for whom such securities were not suitable in light of the individuals' financial condition or investment objectives. It was also alleged that the safety, potential returns and liquidity of the investments had been misrepresented. The limited partnerships principally involved real estate, oil and gas producing properties and aircraft leasing ventures. The SEC Order (i) included findings that PSI's conduct violated the federal securities laws and that an order issued by the SEC in 1986 requiring PSI to adopt, implement and maintain certain supervisory procedures had not been complied with; (ii) directed PSI to cease and desist from violating the federal securities laws and imposed a $10 million civil penalty; and (iii) required PSI to adopt certain remedial measures including the establishment of a Compliance Committee of its Board of Directors. Pursuant to the terms of the SEC settlement, PSI established a settlement fund in the amount of $330,000,000 and procedures, overseen by a court approved Claims Administrator, to resolve legitimate claims for compensatory damages by purchasers of the partnership interests. PSI has agreed to provide additional funds, if necessary, for that purpose. PSI's settlement with the state securities regulators included an agreement to pay a penalty of $500,000 per jurisdiction. PSI consented to a censure and to the payment of a $5,000,000 fine in settling the NASD action. In settling the above referenced matters, PSI neither admitted nor denied the allegations asserted against it.

  On January 18, 1994, PSI agreed to the entry of a Final Consent Order and a Parallel Consent Order by the Texas Securities Commissioner. The firm also entered into a related agreement with the Texas Securities Commissioner. The allegations were that the firm had engaged in improper sales practices and other improper conduct resulting in pecuniary losses and other harm to investors residing in Texas with respect to purchases and sales of limited partnership interests during the period of January 1, 1980 through December 31, 1990. Without admitting or denying the allegations, PSI consented to a reprimand, agreed to cease and desist from future violations, and to provide voluntary donations to the State of Texas in the aggregate amount of $1,500,000. The firm agreed to suspend the creation of new customer accounts, the general solicitation of new accounts, and the offer for sale of securities in or from PSI's North Dallas office to new customers during a period of twenty consecutive business days, and agreed that its other Texas offices would be subject to the same restrictions for a period of five consecutive business days. PSI also agreed to institute training programs for its securities salesmen in Texas.

  On October 27, 1994, Prudential Securities Group, Inc. and PSI entered into agreements with the United States Attorney deferring prosecution (provided PSI complies with the terms of the agreement for three years) for any alleged criminal activity related to the sale of certain limited partnership programs from 1983 to 1990. In connection with these agreements, PSI agreed to add the sum of $330,000,000 to the Fund established by the SEC and executed a stipulation providing for a reversion of such funds to the United States Postal Inspection Service. PSI further agreed to obtain a mutually acceptable outside director to sit on the Board of Directors of PSG and the Compliance Committee of PSI. The new director will also serve as an independent "ombudsman" whom PSI employees can call anonymously with complaints about ethics and compliance. Prudential Securities shall report any allegations or instances of criminal conduct and material improprieties to the new director. The new director will submit compliance reports which shall identify all such allegations or instances of criminal conduct and material improprieties every three months for a three-year period.

  NASD MAXIMUM SALES CHARGE RULE. Pursuant to rules of the NASD, the Distributor is required to limit aggregate initial sales charges, deferred sales charges and asset-based sales charges to 6.25% of total gross sales of each class of shares. Interest charges on unreimbursed distribution expenses equal to the prime rate plus one percent per annum may be added to the 6.25% limitation. Sales from the reinvestment of dividends and distributions are not included in the calculation of the 6.25% limitation. The annual asset-based sales charge on shares of the Fund may not exceed .75 of 1% per class. The 6.25% limitation applies to the Fund rather than on a per shareholder basis. If aggregate sales charges were to exceed 6.25% of total gross sales of any class, all sales charges on shares of that class would be suspended.


                      PORTFOLIO TRANSACTIONS AND BROKERAGE

  The Manager is responsible for decisions to buy and sell securities and futures contracts for the Fund, the selection of brokers, dealers and futures commission merchants to effect the transactions and the negotiation of brokerage commissions, if any. The term "Manager" as used in this section includes the "Subadviser." Fixed-income securities are generally traded on a "net" basis with dealers acting as principal for their own accounts without a stated commission, although the price of the security usually includes a profit to the dealer. In underwritten offerings, securities are purchased at a fixed price which includes an amount of compensation to the underwriter, generally referred to as the underwriter's concession or discount. The Fund will not deal with Prudential Securities in any transaction in which Prudential Securities acts as principal. Purchases and sales of securities on a securities exchange, while infrequent, and purchases and sales of futures on a commodities exchange or board of trade will be effected through brokers who charge a commission for their services. Orders may be directed to any broker including, to the extent and in the manner permitted by applicable law, Prudential Securities and its affiliates.

  In placing orders for portfolio securities of the Fund, the Manager is required to give primary consideration to obtaining the most favorable price and efficient execution. This means that the Manager will seek to execute each transaction at a price and commission, if any, which provide the most favorable total cost or proceeds reasonably attainable in the circumstances. While the Manager generally seeks reasonably competitive spreads or commissions, the Fund will not necessarily be paying the lowest spread or commission available. Within the framework of the policy of obtaining most favorable price and efficient execution, the Manager will consider research and investment services provided by brokers or dealers who effect or are parties to portfolio transactions of the Fund, the Manager or the Manager's other clients. Such research and investment services are those which brokerage houses customarily provide to institutional investors and include statistical and economic data and research reports on particular companies and industries. Such services are used by the Manager in connection with all of its investment activities, and some of such services obtained in connection with the execution of transactions for the Fund may be used in managing other investment accounts. Conversely, brokers furnishing such services may be selected for the execution of transactions of such other accounts, whose aggregate assets are larger than the Fund, and the services furnished by such brokers may be used by the Manager in providing investment management for the Fund. Commission rates are established pursuant to negotiations with the broker based on the quality and quantity of execution services provided by the broker in light of generally prevailing rates. The Manager's policy is to pay higher commissions to brokers, other than Prudential Securities, for particular transactions than might be charged if a different broker had been selected, on occasions when, in the Manager's opinion, this policy furthers the objective of obtaining best price and execution. In addition, the Manager is authorized to pay higher commissions on brokerage transactions for the Fund to brokers other than Prudential Securities in order to secure research and investment services described above, subject to the primary consideration of obtaining the most favorable price and efficient execution in the circumstances and subject to review by the Fund's Board of Directors from time to time as to the extent and continuation of this practice. The allocation of orders among brokers and the commission rates paid are reviewed periodically by the Board of Directors. Portfolio securities may not be purchased from any underwriting or selling syndicate of which Prudential Securities (or any affiliate), during the existence of the syndicate, is a principal underwriter (as defined in the Investment Company Act), except in accordance with rules of the SEC. This limitation, in the opinion of the Fund, will not significantly affect the Fund's ability to pursue its present investment objective. However, in the future in other circumstances, the Fund may be at a disadvantage because of this limitation in comparison to other funds with similar objectives but not subject to such limitations.

  Subject to the above considerations, the Manager may use Prudential Securities as a broker or futures commission merchant for the Fund. In order for Prudential Securities (or any affiliate) to effect any portfolio transactions for the Fund on an exchange or board of trade, the commissions, fees or other remuneration received by Prudential Securities (or any affiliate) must be reasonable and fair compared to the commissions, fees or other remuneration paid to other brokers or futures commission merchants in connection with comparable transactions involving similar securities or futures contracts being purchased or sold on a securities exchange or board of trade during a comparable period of time. This standard would allow Prudential Securities (or any affiliate) to receive no more than the remuneration which would be expected to be received by an unaffiliated broker or futures commission merchant in a commensurate arm's-length transaction. Furthermore, the Board of Directors of the Fund, including a majority of the noninterested Directors has adopted procedures which are reasonably designed to provide that any commissions, fees or other remuneration paid to Prudential Securities (or any affiliate) are consistent with the foregoing standard. In accordance with
Section 11(a) of the Securities Exchange Act of 1934, Prudential Securities may not retain compensation for effecting transactions on a national securities exchange for the Fund unless the Fund has expressly authorized the retention of such compensation. Prudential Securities must furnish to the Fund at least annually a statement setting forth the total amount of all compensation retained by Prudential Securities from transactions effected for the Fund during the applicable period. Brokerage transactions with Prudential Securities (or any affiliate) are also subject to such fiduciary standards as may be imposed upon Prudential Securities (or such affiliate) by applicable law.

  The Fund paid no brokerage commissions to Prudential Securities for the fiscal years ended December 31, 1994, 1995 and 1996.


                     PURCHASE AND REDEMPTION OF FUND SHARES

  Shares of the Fund may be purchased at a price equal to the next determined net asset value per share plus a sales charge which, at the election of the investor, may be imposed either (i) at the time of purchase (Class A shares) or
(ii) on a deferred basis (Class B or Class C shares). See "Shareholder Guide" in the Prospectus.

  Each class of shares represents an interest in the same assets of the Fund and is identical in all respects except that (i) each class is subject to different sales charges and distribution and/or service fees, which may affect performance, (ii) each class has exclusive voting rights with respect to any matter submitted to shareholders that relates solely to its arrangement and has separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class (except that the Fund has agreed with the SEC in connection with the offering of a conversion feature on Class B shares to submit any amendment of the Class A distribution and service plan to both Class A and Class B shareholders), and
(iii) each class has a different exchange privilege and (iv) only Class B shares have a conversion feature. See "Distributor" and "Shareholder Investment Account-Exchange Privilege."

SPECIMEN PRICE MAKE-UP

  Under the current distribution arrangements between the Fund and the Distributor, Class A shares of the Fund are sold at a maximum sales charge of 3% and Class B*, and Class C* shares of the Fund are sold at net asset value. Using the Fund's net asset value at December 31, 1996, the maximum offering price of the Fund's shares is as follows:

CLASS A
Net asset value and redemption price per Class A share................   $15.56
Maximum sales charge (3% of offering price)...........................      .48
                                                                         ------
Offering price to public..............................................   $16.04
                                                                         ======
CLASS B
Net asset value, offering price and redemption price per Class B share*. $15.60
                                                                         ======
CLASS C
Net asset value, offering price and redemption price per Class C share*. $15.60
                                                                         ======
-------
*Class B and Class C shares are subject to a contingent deferred sales charge on certain redemptions. See "Shareholder Guide-How to Sell Your Shares-Contingent Deferred Sales Charges" in the Prospectus.

REDUCTION AND WAIVER OF INITIAL SALES CHARGES-CLASS A SHARES

  COMBINED PURCHASE AND CUMULATIVE PURCHASE PRIVILEGE. If an investor or eligible group of related investors purchases Class A shares of the Fund concurrently with Class A shares of other Prudential Mutual Funds, the purchases may be combined to take advantage of the reduced sales charges applicable to larger purchases. See the table of breakpoints under "Shareholder Guide-Alternative Purchase Plan" in the Prospectus.

   An eligible group of related Fund investors includes any combination of the following:

  (a) an individual;

  (b) the individual's spouse, their children and their parents;

  (c) the individual's and spouse's Individual Retirement Account (IRA);

  (d) any company controlled by the individual (a person, entity or group that holds 25% or more of the outstanding voting securities of a company will be deemed to control the company, and a partnership will be deemed to be controlled by each of its general partners);

  (e) a trust created by the individual, the beneficiaries of which are the individual, his or her spouse, parents or children;

  (f) a Uniform Gifts to Minors Act/Uniform Transfers to Minors Act account created by the individual or the individual's spouse; and

  (g) one or more employee benefit plans of a company controlled by an individual.

   An eligible group of related Fund investors may include an employer (or group of related employers) and one or more qualified retirement plans of such employer or employers (an employer controlling, controlled by or under common control with another employer is deemed related to that employer).

   In addition, an eligible group of related Fund investors may include (i) a client of a Prudential Securities financial adviser who gives such financial adviser discretion to purchase the Prudential Mutual Funds for his or her account only in connection with participation in a market timing program and for which program Prudential Securities receives a separate advisory fee or
(ii) a client of an unaffiliated registered investment adviser which is a client of a Prudential Securities financial adviser, if such unaffiliated adviser has discretion to purchase the Prudential Mutual Funds for the accounts of his or her customers but only if the client of such unaffiliated adviser participates in a market timing program conducted by such unaffiliated adviser; provided such accounts in the aggregate have assets of at least $15 million invested in the Prudential Mutual Funds.


   The Distributor must be notified at the time of purchase that the investor is entitled to a reduced sales charge. The reduced sales charges will be granted subject to confirmation of the investor's holdings. The Combined Purchase and Cumulative Purchase Privilege does not apply to individual participants in any retirement or group plans.

   RIGHTS OF ACCUMULATION. Reduced sales charges are also available through Rights of Accumulation, under which an investor or an eligible group of related investors, as described above under "Combined Purchase and Cumulative Purchase Privilege," may aggregate the value of their existing holdings of the Class A shares of the Fund and Class A shares of other Prudential Mutual

Funds (excluding money market funds other than those acquired pursuant to the exchange privilege) to determine the reduced sales charge. However, the value of shares held directly with the Transfer Agent and through Prudential Securities will not be aggregated to determine the reduced sales charge. All shares must be held either directly with the Transfer Agent or through Prudential Securities. The value of existing holdings for purposes of determining the reduced sales charge is calculated using the maximum offering price (net asset value plus maximum sales charge) as of the previous business day. See "How the Fund Values its Shares" in the Prospectus. The Distributor must be notified at the time of purchase that the investor is entitled to a reduced sales charge. The reduced sales charges will be granted subject to confirmation of the investor's holdings. Rights of Accumulation are not available to individual participants in any retirement or group plans.

  LETTERS OF INTENT. Reduced sales charges are also available to investors (or an eligible group of related investors) who enter into a written Letter of Intent providing for the purchase, within a thirteen-month period, of shares of the Fund and shares of other Prudential Mutual Funds. All shares of the Fund and shares of other Prudential Mutual Funds (excluding money market funds other than those acquired pursuant to the exchange privilege) which were previously purchased and are still owned are also included in determining the applicable reduction. However, the value of shares held directly with the Transfer Agent and through Prudential Securities will not be aggregated to determine the reduced sales charge. All shares must be held either directly with the Transfer Agent or through Prudential Securities. The Distributor must be notified at the time of purchase that the investor is entitled to a reduced sales charge. The reduced sales charges will be granted subject to confirmation of the investor's holdings. Letters of Intent are not available to individual participants in any retirement or group plans.

  A Letter of Intent permits a purchaser to establish a total investment goal to be achieved by any number of investments over a thirteen-month period. Each investment made during the period will receive the reduced sales charge applicable to the amount represented by the goal, as if it were a single investment. Escrowed Class A shares totaling 5% of the dollar amount of the Letter of Intent will be held by the Transfer Agent in the name of the purchaser. The effective date of a Letter of Intent may be back-dated up to 90 days, in order that any investments made during this 90-day period, valued at the purchaser's cost, can be applied to the fulfillment of the Letter of Intent goal.

  The Letter of Intent does not obligate the investor to purchase, nor the Fund to sell, the indicated amount. In the event the Letter of Intent goal is not achieved within the thirteen-month period, the purchaser is required to pay the difference between the sales charge otherwise applicable to the purchases made during this period and sales charges actually paid. Such payment may be made directly to the Distributor or, if not paid, the Distributor will liquidate sufficient escrowed shares to obtain such difference. Investors electing to purchase Class A shares of the Fund pursuant to a Letter of Intent should carefully read such Letter of Intent.

WAIVER OF THE CONTINGENT DEFERRED SALES CHARGE-CLASS B SHARES

  The Contingent Deferred Sales Charge is waived under circumstances described in the Prospectus. See "Shareholder Guide-How to Sell Your Shares-Waiver of Contingent Deferred Sales Charges-Class B Shares" in the Prospectus. In connection with these waivers, the Transfer Agent will require you to submit the supporting documentation set forth below.

Category of Waiver                              Required Documentation
------------------                              ----------------------
Death                                           A copy of the shareholder's death certificate or, in the
                                                case of a trust, a copy of the grantor's death certificate, plus a copy of the trust agreement identifying the grantor.

Disability-An individual will be considered     A copy of the Social Security Administration award letter
disabled if he or she is unable to engage in    or a letter from a physician on the physician's letterhead
any substantial gainful activity by reason of   stating that the shareholder (or, in the case of a trust, the
any medically determinable physical or mental   grantor) is permanently disabled. The letter must also in-
impairment which can be expected to result in   dicate the date of disability.
death or to be of long-continued and
indefinite duration.

  The Transfer Agent reserves the right to request such additional documents as it may deem appropriate.

QUANTITY DISCOUNT-CLASS B SHARES PURCHASED PRIOR TO AUGUST 1, 1994

  The CDSC is reduced on redemptions of Class B shares of the Fund purchased prior to August 1, 1994 if immediately after a purchase of such shares, the aggregate cost of all Class B shares of the Fund owned by you in a single account exceeded $500,000. For example, if you purchased $100,000 of Class B shares of the Fund and the following year purchase an additional $450,000 of Class B shares with the result that the aggregate cost of your Class B shares of the Fund following the second purchase was $550,000, the quantity discount would be available for the second purchase of $450,000 but not for the first purchase of $100,000. The quantity discount will be imposed at the following rates depending on whether the aggregate value exceeded $500,000 or $1 million:

                                        Contingent Deferred Sales Charge
                                       as a Percentage of Dollars Invested
                                              or Redemption Process
                                     --------------------------------------
  Year since Purchase
    Payment Made                         $500,001 to $1 million Over $1 million
  -----------------------                ---------------------- ---------------
  First..................                           3.0%            2.0%
  Second.................                           2.0%            1.0%
  Third..................                           1.0%              0%
  Fourth and thereafter..                             0%              0%

  You must notify the Fund's Transfer Agent either directly or through Prudential Securities or Prusec, at the time of redemption, that you are entitled to the reduced CDSC. The reduced CDSC will be granted subject to confirmation of your holdings.

                         SHAREHOLDER INVESTMENT ACCOUNT

  Upon the initial purchase of Fund shares, a Shareholder Investment Account is established for each investor under which a record of the shares held is maintained by the Transfer Agent. If a share certificate is desired, it must be requested in writing for each transaction. Certificates are issued only for full shares and may be redeposited in the Account at any time. There is no charge to the investor for issuance of a certificate. The Fund makes available to the shareholders the following privileges and plans.

AUTOMATIC REINVESTMENT OF DIVIDENDS AND/OR DISTRIBUTIONS

  For the convenience of investors, all dividends and distributions are automatically reinvested in full and fractional shares of the Fund at net asset value per share. An investor may direct the Transfer Agent in writing not less than five full business days prior to the record date to have subsequent dividends and/or distributions sent to him or her in cash rather than reinvested. In the case of recently purchased shares for which registration instructions have not been received on the record date, cash payment will be made directly to the dealer. Any shareholder who receives a cash payment representing a dividend or distribution may reinvest such distribution at net asset value by returning the check or the proceeds to the Transfer Agent within 30 days after the payment date. Such investment will be made at the net asset value per share next determined after receipt of the check or proceeds by the Transfer Agent. Such shareholder will receive credit for any contingent deferred sales charge paid in connection with the amount of proceeds being reinvested.

EXCHANGE PRIVILEGE

  The Fund makes available to its shareholders the privilege of exchanging their shares of the Fund for shares of certain other Prudential Mutual Funds, including one or more specified money market funds, subject in each case to the minimum investment requirements of such funds. Shares of such other Prudential Mutual Funds may also be exchanged for shares, respectively, of the Fund. All exchanges are made on the basis of relative net asset value next determined after receipt of an order in proper form. An exchange will be treated as a redemption and purchase for tax purposes. Shares may be exchanged for shares of another fund only if shares of such fund may legally be sold under applicable state laws.

  It is contemplated that the exchange privilege may be applicable to new mutual funds whose shares may be distributed by the Distributor.

  CLASS A. Shareholders of the Fund may exchange their Class A shares for Class A shares of certain other Prudential Mutual Funds, shares of Prudential Structured Maturity Fund and Prudential Government Securities Trust (Short-Intermediate Term Series) and shares of the money market funds specified below. No fee or sales load will be imposed upon the exchange. Shareholders of money market funds who acquired such shares upon exchange of Class A shares may use the Exchange Privilege only to acquire Class A shares of the Prudential Mutual Funds participating in the Exchange Privilege.

  The following money market funds participate in the Class A Exchange
Privilege:

     Prudential California Municipal Fund
        (California Money Market Series)

     Prudential Government Securities Trust
        (Money Market Series)
        (U.S. Treasury Money Market Series)

     Prudential Municipal Series Fund
        (Connecticut Money Market Series)
        (Massachusetts Money Market Series)
        (New Jersey Money Market Series)
        (New York Money Market Series)

     Prudential MoneyMart Assets, Inc.

     Prudential Tax-Free Money Fund, Inc.

  CLASS B AND CLASS C. Shareholders of the Fund may exchange their Class B and Class C shares for Class B and Class C shares, respectively, of certain other Prudential Mutual Funds and shares of Prudential Special Money Market Fund. If Class B shares of the Fund are exchanged for Class B shares of other Prudential Mutual Funds, no CDSC will be payable upon such exchange of Class B and Class C shares, but a CDSC will be payable upon the redemption of Class B shares acquired as a result of the exchange. The applicable sales charge will be that imposed by the fund in which shares were initially purchased and the purchase date will be deemed to be the first day of the month after the initial purchase, rather than the date of the exchange.

  Class B and Class C shares of the Fund may also be exchanged for shares of Prudential Special Money Market Fund without imposition of any CDSC at the time of exchange. Upon subsequent redemption from such money market fund or after re-exchange into the Fund, such shares may be subject to the CDSC calculated by excluding the time such shares were held in the money market fund. In order to minimize the period of time in which shares are subject to a CDSC, shares exchanged out of the money market fund will be exchanged on the basis of their remaining holding periods, with the longest remaining holding periods being transferred first. In measuring the time period shares are held in a money market fund and "tolled" for purposes of calculating the CDSC holding period, exchanges are deemed to have been made on the last day of the month. Thus, if shares are exchanged into the Fund from a money market fund during the month (and are held in the Fund at the end of the month), the entire month will be included in the CDSC holding period. Conversely, if shares are exchanged into a money market fund prior to the last day of the month (and are held in the money market fund on the last day of the month), the entire month will be excluded from the CDSC holding period. For purposes of calculating the seven year holding period applicable to the Class B conversion feature, the time period during which Class B shares were held in a money market account will be excluded.

  At any time after acquiring shares of other funds participating in the Class B or Class C exchange privilege the shareholder may again exchange those shares (and any reinvested dividends and distributions) for Class B or Class C shares of the Fund without subjecting such shares to any CDSC. Shares of any fund participating in the Class B or Class C exchange privilege that were acquired through reinvestment of dividends or distributions may be exchanged for Class B or Class C shares of other funds, respectively, without being subject to any CDSC.

  Additional details about the Exchange Privilege and prospectuses for each of the Prudential Mutual Funds are available from the Fund's Transfer Agent, Prudential Securities or Prusec. The Exchange Privilege may be modified, terminated or suspended on sixty days' notice, and any fund, including the Fund, or the Distributor, has the right to reject any exchange application relating to such fund's shares.

DOLLAR COST AVERAGING

  Dollar cost averaging is a method of accumulating shares by investing a fixed amount of dollars in shares at set intervals. An investor buys more shares when the price is low and fewer shares when the price is high. The average cost per share is lower than it would be if a constant number of shares were bought at set intervals.

  Dollar cost averaging may be used, for example, to plan for retirement, to save for a major expenditure, such as the purchase of a home, or to finance a college education. The cost of a year's education at a four-year college today averages around $14,000 at a private college and around $6,000 at a public university. Assuming these costs increase at a rate of 7% a year, as has been projected, for the freshman class of 2011, the cost of four years at a private college could reach $210,000 and over $90,000 at a public university.(1)

  The following chart shows how much you would need in monthly investments to achieve specified lump sums to finance your investment goals.(2)

   Period of Monthly Investments:     $100,000 $150,000 $200,000 $250,000
   ------------------------------     -------- -------- -------- --------
   25 Years..........................     $110     $165     $220     $275
   20 Years..........................      176      264      352      440
   15 Years..........................      296      444      592      740
   10 Years..........................      555      833    1,110    1,388
    5 Years..........................    1,371    2,057    2,742    3,428
   See "Automatic Savings Accumulation Plan."
-------

 (1) Source information concerning the costs of education at public and private universities is available from The College Board Annual Survey of Colleges, 1993. Average costs for private institutions include tuition, fees, room and board.

 (2) The chart assumes an effective rate of return of 8% (assuming monthly compounding). This example is for illustrative purposes only and is not intended to reflect the performance of an investment in shares of the Fund. The investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

AUTOMATIC SAVINGS ACCUMULATION PLAN (ASAP)

  Under ASAP, an investor may arrange to have a fixed amount automatically invested in shares of the Fund monthly by authorizing his or her bank account or Prudential Securities account (including a Command Account) to be debited to invest specified dollar amounts in shares of the Fund. The investor's bank must be a member of the Automatic Clearing House System. Share certificates are not issued to ASAP participants.

  Further information about this program and an application form can be obtained from the Transfer Agent, Prudential Securities or Prusec.

SYSTEMATIC WITHDRAWAL PLAN

  A systematic withdrawal plan is available to shareholders having shares of the Fund held through Prudential Securities or the Transfer Agent. Such withdrawal plan provides for monthly or quarterly checks in any amount, except as provided below, up to the value of the shares in the shareholder's account. Withdrawals of Class B or Class C shares may be subject to a CDSC. See "Shareholder Guide-How to Sell Your Shares-Contingent Deferred Sales Charges" in the Prospectus.

  In the case of shares held through the Transfer Agent (i) a $10,000 minimum account value applies, (ii) withdrawals may not be for less than $100 and (iii) the shareholder must elect to have all dividends and/or distributions automatically reinvested in additional full and fractional shares at net asset value on shares held under this plan. See "Shareholder Investment
Account-Automatic Reinvestment of Dividends and/or Distributions."

  Prudential Securities and the Transfer Agent act as agents for the shareholder in redeeming sufficient full and fractional shares to provide the amount of the periodic withdrawal payment. The systematic withdrawal plan may be terminated at any time, and the Distributor reserves the right to initiate a fee of up to $5 per withdrawal, upon 30 days' written notice to the shareholder.

  Withdrawal payments should not be considered as dividends, yield, or income. If periodic withdrawals continuously exceed reinvested dividends and distributions, the shareholder's original investment will be correspondingly reduced and ultimately exhausted.

  Furthermore, each withdrawal constitutes a redemption of shares, and any gain or loss realized generally must be recognized for federal income tax purposes. In addition, withdrawals made concurrently with purchases of additional shares are inadvisable because of the sales charge applicable to (i) the purchase of Class A shares and (ii) the withdrawal of Class B and Class C shares. Each shareholder should consult his or her own tax adviser with regard to the tax consequences of the systematic withdrawal plan.

MUTUAL FUND PROGRAMS

  From time to time, the Fund may be included in a mutual fund program with other Prudential Mutual Funds. Under such a program, a group of portfolios will be selected and thereafter marketed collectively. Typically, these programs are created with an investment theme, e.g., to seek greater diversification, protection from interest rate movements or access to different management styles. In the event such a program is instituted, there may be a minimum investment requirement for the program as a whole. The Fund may waive or reduce the minimum initial investment requirements in connection with such a program.

  The mutual funds in the program may be purchased individually or as part of the program. Since the allocation of portfolios included in the program may not be appropriate for all investors, individuals should consult their Prudential Securities Financial Advisor or Prudential/Pruco Securities Representative concerning the appropriate blend of portfolios for them. If investors elect to purchase the individual mutual funds that constitute the program in an investment ratio different from that offered by the program, the standard minimum investment requirements for the individual mutual funds will apply.

                                NET ASSET VALUE

  The net asset value per share is the net worth of the Fund (assets, including securities at value, minus liabilities) divided by the number of shares outstanding. Net asset value is calculated separately for each class. The Fund will compute its net asset value once daily at 4:15 P.M., New York time, on each day the New York Stock Exchange is open for trading except on days on which no orders to purchase, sell or redeem Fund shares have been received or days on which changes in the value of the Fund's portfolio securities do not affect the net asset value. The New York Stock Exchange is closed on the following holidays: New Year's Day, Washington's Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. In the event the New York Stock Exchange closes early on any business day, the net asset value of the Fund's shares shall be determined at a time between such closing and 4:15 P.M., New York time.

  Portfolio securities for which market quotations are readily available are valued at their bid quotations. When market quotations are not readily available, such securities and other assets are valued at fair value in accordance with procedures adopted by the Board of Directors. Under these procedures, the Fund values municipal securities on the basis of valuations provided by a pricing service which uses information with respect to transactions in bonds, quotations from bond dealers, market transactions in comparable securities and various relationships between securities in determining value. This service is expected to be furnished by J. J. Kenny Information Systems Inc. Short-term securities maturing within 60 days of the valuation date are valued at amortized cost, if their original maturity was 60 days or less, or by amortizing their value on the 61st day prior to maturity, if their original term to maturity exceeded 60 days, unless such valuation is determined not to represent fair value by the Board of Directors.

  Net asset value is calculated separately for each class. The net asset value of Class B and Class C shares will generally be lower than the net asset value of Class A shares as a result of the larger distribution-related fee to which Class B and Class C shares are subject. It is expected, that the NAV of the three classes will tend to converge immediately after the recording of dividends, if any, which will differ by approximately the amount of the distribution and/or service fee expense accrual differential among the classes.

                       TAXES, DIVIDENDS AND DISTRIBUTIONS

  The Fund will declare a dividend immediately prior to 4:15 P.M. on each day that net asset value per share of the Fund is determined of all of the daily net income of the Fund to shareholders of record of the Fund as of 4:15 P.M., New York time, of the preceding business day. The amount of the dividend may fluctuate from day to day. Unless otherwise requested by the shareholder, dividends are automatically reinvested monthly in additional full or fractional shares of the Fund at net asset value per share. The dividend payment date is on or about the 25th day of each month, although the Fund reserves the right to change this date without further notice to shareholders. Shareholders may receive cash payments from the Fund equal to the dividends earned during the month by completing the appropriate section on the Application Form or by notifying Prudential Mutual Fund Services LLC (PMFS), the Fund's Transfer and Dividend Disbursing Agent, at least five business days prior to the payable date. Cash distributions are paid by check within five business days after the dividend payment date.

  The Fund intends to distribute to shareholders of record monthly dividends consisting of all of the net investment income of the Fund. Net capital gains of the Fund will be distributed at least annually. For federal income tax purposes, the Fund had a capital loss carryforward as of December 31, 1996 of approximately $3,010,300 which expires in 2002. Accordingly, no capital gains distribution is expected to be paid until net gains have been realized in excess of such amount.

  The per share dividends on Class B and Class C shares will be lower than the per share dividends on Class A shares as a result of the higher distribution-related fee to which Class B and Class C shares are subject. The per share distributions of net capital gains, if any, will be paid in the same amount for Class A, Class B and Class C shares. See "Net Asset Value."

  The Fund is qualified and intends to remain qualified as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (Internal Revenue Code). Under the Internal Revenue Code, the Fund is not subject to federal income taxes on the taxable income that it distributes to shareholders, provided that at least 90% of its net investment income and net short-term capital gains in excess of net long-term capital losses in each taxable year is so distributed. Qualification as a regulated investment company under the Internal Revenue Code requires, among other things, that the Fund (a) derive at least 90% of its annual gross income (without offset for losses from the sale or other disposition of securities or foreign currencies) from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of securities or foreign currencies and certain financial futures, options and forward contracts; (b) derive less than 30% of its gross income from gains from the sale or other disposition of securities or options thereon held for less than three months; and (c) diversify its holdings so that, at the end of each quarter of the taxable year, (i) at least 50% of the market value of the Fund's assets is represented by cash, U.S. Government securities and other securities limited in respect of any one issuer to an amount not greater than 5% of the market value of the Fund's assets and 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its assets is invested in the securities of any one issuer (other than U.S. Government securities). The Fund intends to comply with the provisions of the Internal Revenue Code that require at least 50% of the value of its total assets at the close of each quarter of its taxable year to consist of obligations the interest on which is exempt from federal income tax in order to pass through tax-exempt income to its shareholders.

  The Fund generally will be subject to a nondeductible excise tax of 4% to the extent that it does not meet certain minimum distribution requirements as of the end of each calendar year. The Fund intends to make timely distributions of the Fund's income in compliance with these requirements. As a result, it is anticipated that the Fund will not be subject to the excise tax.

  Gains or losses on sales of securities by the Fund will be treated as long-term capital gains or losses if the securities have been held by it for more than one year except in certain cases where the Fund acquires a put. Other gains or losses on the sale of securities will be short-term capital gains or losses. Certain financial futures contracts held by the Fund will be required to be "marked to market" for federal income tax purposes, that is, treated as having been sold at their fair market value on the last day of the Fund's taxable year. Any gain or loss recognized on actual or deemed sales of these financial futures contracts will be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss. The Fund may be required to defer the recognition of losses on financial futures contracts to the extent of any unrecognized gains on related positions held by the Fund.

  The Fund's gains and losses on the sale, lapse, or other termination of call options it holds on financial futures contracts will generally be treated as gains and losses from the sale of financial futures contracts. If call options written by the Fund expire unexercised, the premiums received by the Fund give rise to short-term capital gains at the time of expiration. The Fund may also have short-term gains and losses associated with closing transactions with respect to call options written by the Fund. If call options written by the Fund are exercised, the selling price of the financial futures contract is increased by the amount of the premium received by the Fund, and the capital gain or loss on the sale of the futures contract is long-term or short-term, depending on the contract's holding period.

  Upon the exercise of a put held by the Fund, the premium initially paid for the put is offset against the amount received for the futures contract, bond or note sold pursuant to the put thereby decreasing any gain (or increasing any loss) realized on the sale. Generally, such gain or loss is short-term or long-term capital gain or loss, depending on the holding period of the futures contract, bond or note. However, in certain cases in which the put is not acquired on the same day as the underlying securities identified to be used in the put's exercise, gain on the exercise, sale or disposition of the put is short-term capital gain. If a put is sold prior to exercise, any gain or loss recognized by the Fund would be short-term or long-term capital gain or loss, depending on the holding period of the put. If a put expires unexercised, the Fund would realize short-term or long-term capital loss, depending on the holding period of the put, in an amount equal to the premium paid for the put. In certain cases in which the put and securities identified to be used in its exercise are acquired on the same day, however, the premium paid for the unexercised put is added to the basis of the identified securities. In certain cases, a put may affect the holding period of the underlying security for purposes of the 30% of gross income test described above, and accordingly, the Fund's ability to utilize puts or dispose of securities with respect to which it has held a put may be limited.

  Interest on indebtedness incurred or continued by a shareholder, whether a corporation or an individual, to purchase or carry shares of the Fund is not deductible to the extent that distributions from the Fund are exempt from Federal income tax. The Treasury has the authority to issue regulations which would disallow the interest deduction if incurred to purchase or carry shares of the Fund owned by the taxpayer's spouse, minor child or an entity controlled by the taxpayer. Shareholders who have held their shares for six months or less may be subject to a disallowance of losses from the sale or exchange of those shares to the extent of any dividends received by the shareholders on such shares and, if such losses are not disallowed, they will be treated as long-term capital losses to the extent of any distribution of long-term capital gains received by the shareholders with respect to such shares. Entities or persons who are "substantial users" (or related persons) of facilities financed by private activity bonds should consult their tax advisers before purchasing shares of the Fund.

  Under a tax proposal in the Clinton Administration's budget plan, a portion of the interest expense of a corporation that receives tax-exempt interest income (including exempt-interest dividends paid by a regulated investment company) would be nondeductible. The fraction of the corporation's interest expense that is nondeductible would generally equal the ratio of the average adjusted basis of the corporation's tax-exempt obligations (including shares of any regulated investment company from which the corporation receives exempt-interest dividends) to the average adjusted basis of all the assets used in a trade or business of the corporation. It is uncertain whether, when or in what form this proposal or similar legislation will be enacted into law.

  Any loss realized on a sale, redemption or exchange of shares of the Fund by a shareholder will be disallowed to the extent the shares are replaced within a 61-day period (beginning 30 days before the disposition of shares). Shares purchased pursuant to the reinvestment of a dividend will constitute a replacement of shares. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

  A shareholder who acquires shares of the Fund and sells or otherwise disposes of such shares within 90 days of acquisition may not be allowed to include certain sales charges incurred in acquiring such shares for purposes of calculating gain or loss realized upon a sale or exchange of shares of the Fund.

  Exempt-interest dividends attributable to interest on certain "private activity" tax-exempt obligations is a preference item for purposes of computing the alternative minimum tax for both individuals and corporations. Moreover, exempt-interest dividends, whether or not on private activity bonds, that are held by corporations will be taken into account (i) in determining the alternative minimum tax imposed on 75% of the excess of adjusted current earnings over alternative minimum taxable income, (ii) in calculating the environmental tax equal to 0.12 percent of a corporation's modified alternative minimum taxable income in excess of $2 million, and (iii) in determining the foreign branch profits tax imposed on the effectively connected earnings and profits (with adjustments) of United States branches of foreign corporations. The Fund plans to avoid to the extent possible investing in private activity tax-exempt obligations.

  The Fund may be subject to state or local tax in certain other states where it is deemed to be doing business. Further, in those states which have income tax laws, the tax treatment of the Fund and of shareholders of the Fund with respect to distributions by the Fund may differ from federal tax treatment. The exemption of interest income for federal income tax purposes may not result in similar exemption under the laws of a particular state or local taxing authority. The Fund will report annually to its shareholders the percentage and source, on a state-by-state basis, of interest income on Municipal Bonds received by the Fund during the preceding year and on other aspects of the federal income tax status of distributions made by the Fund. Shareholders are urged to consult their own tax advisers regarding specific questions as to federal, state or local taxes.

                            PERFORMANCE INFORMATION

  Yield. The Fund may from time to time advertise its yield as calculated over a 30-day period. Yield is determined separately for Class A, Class B and Class C shares. The yield will be computed by dividing the Fund's net investment income per share earned during this 30-day period by the net asset value per share on the last day of this period.

  Yield is calculated according to the following formula:

                                   -- /           \ 6  --
                         YIELD = 2 |  | a  -  b +1 |  -1|
                                   |  | --------   |    |
                                   --  \   cd     /    --

  Where: a = dividends and interest earned during the period.
         b = expenses accrued for the period (net of reimbursements).
         c = the average daily number of shares outstanding during the period that were entitled to receive dividends.
         d = the maximum offering price per share on the last day of the period.

  The yield for the 30-day period ended December 31, 1996 for the Fund's Class A, Class B and Class C shares was 4.75%, 4.49% and 4.24%, respectively.

  Yield fluctuates and an annualized yield quotation is not a representation by the Fund as to what an investment in the Fund will actually yield for any given period. Yield for the Fund will vary based on a number of factors including change in net asset value, market conditions, the level of interest rates and the level of Fund income and expenses.

  TAX EQUIVALENT YIELD. The Fund may also calculate the tax equivalent yield over a 30-day period. The tax equivalent yield is determined separately for Class A, Class B and Class C shares. The tax equivalent yield will be determined by first computing the yield as discussed above. The Fund will then determine what portion of the yield is attributable to securities, the income of which is exempt for federal income tax purposes. This portion of the yield will then be divided by one minus 39.6% (the assumed maximum tax rate for individual taxpayers not subject to Alternative Minimum Tax) and then added to the portion of the yield that is attributable to other securities.

  Tax equivalent yield is calculated according to the following formula:

                         TAX EQUIVALENT YIELD =  Yield
                                                 -----
                                                 1 - .396

  The tax equivalent yield for the 30-day period ended December 31, 1996 for the Fund's Class A, Class B and Class C shares was 7.86%, 7.43% and 7.02%, respectively.

  AVERAGE ANNUAL TOTAL RETURN. The Fund may also from time to time advertise its average annual total return. Average annual total return is determined separately for Class A, Class B and Class C shares. See "How the Fund Calculates Performance" in the Prospectus.

  Average annual total return is computed according to the following formula:

                                        n
                                  P(1+T) =ERV

Where: P = a hypothetical initial payment of $1000.
       T = average annual total return.
       n = number of years.
       ERV = Ending Redeemable Value at the end of the 1, 5 or 10 year periods
             (or fractional portion thereof) of a hypothetical $1000 payment made at the beginning of the 1, 5 or 10 year periods.

  Average annual total return takes into account any applicable initial or contingent deferred sales charges but does not take into account any federal or state income taxes that may be payable upon redemption.

  The average annual total return with respect to the Class A shares for the one year, five year and since inception periods ended December 31, 1996 was -0.4%, 6.0% and 7.2%, respectively. The average annual total return with respect to the Class B shares of the Fund for the one, five, and ten year periods ended on December 31, 1996 was -2.7%, 6.1% and 6.4%, respectively. The average annual total return for Class C shares for the one year and since inception periods ended December 31, 1996 was 1.0% and 6.1%, respectively.

  Aggregate Total Return. The Fund may from time to time advertise its aggregate total return. Aggregate total return is determined separately for Class A, Class B and Class C shares. See "How the Fund Calculates Performance" in the Prospectus.

  Aggregate total return represents the cumulative change in the value of an investment in the Fund and is computed by the following formula:

                                    ERV - P
                                    -------
                                       P

Where:   P   = a hypothetical initial payment of $1000.
         ERV = Ending Redeemable Value at the end of the 1, 5, or 10 year periods (or fractional portion thereof) of a hypothetical $1000 investment made at the beginning of the 1, 5 or 10 year periods.

  Aggregate total return does not take into account any federal or state income taxes that may be payable upon redemption or any applicable initial or contingent deferred sales charges.

  The aggregate total return with respect to the Class A shares for the one year, five year and since inception periods ended December 31, 1996 was 2.7%, 38.3% and 66.9%, respectively. The aggregate total return with respect to the Class B shares of the Fund for the one, five and ten-year periods ended on December 31, 1996 was 2.3%, 35.7% and 85.8%, respectively. The aggregate total return for Class C shares for the one year and since inception periods ended December 31, 1996 was 2.0% and 15.4%, respectively.

  From time to time, the performance of the Fund may be measured against various indices. Set forth below is a chart which compares the performance of different types of investments over the long-term and the rate of inflation.1


                                    [CHART]


-------
 1/Source: Ibbotson Associates, Stocks, Bonds, Bills and Inflation-1996
           Yearbook (annually updates the work of Roger G. Ibbotson and Rex A. Sinquefield). Used with permission. All rights reserved. Common stock returns are based on the Standard & Poor's 500 Stock Index, a market-weighted, unmanaged index of 500 common stocks in a variety of industry sectors. It is a commonly used indicator of broad stock price movements. This chart is for illustrative purposes only and is not intended to represent the performance of any particular investment or fund. Investors cannot invest directly in an index. Past performance is not a guarantee of future results.

                      CUSTODIAN AND TRANSFER AND DIVIDEND
                  DISBURSING AGENT AND INDEPENDENT ACCOUNTANTS

  State Street Bank and Trust Company, One Heritage Drive, North Quincy, Massachusetts 02171, serves as Custodian for the Fund's portfolio securities and cash and, in that capacity, maintains certain financial and accounting books and records pursuant to an agreement with the Fund.

  Prudential Mutual Fund Services LLC (PMFS), Raritan Plaza One, Edison, New Jersey 08837, serves as the Transfer and Dividend Disbursing Agent of the Fund. It is a wholly-owned subsidiary of PMF. PMFS provides customary transfer agency services to the Fund, including the handling of shareholder communications, the processing of shareholder transactions, the maintenance of shareholder account records, payment of dividends and distributions, and related functions. For these services, PMFS receives an annual fee of $13 per shareholder account, a new account set-up fee of $2.00 for each manually-established account and a monthly inactive zero balance account fee of $.20 per shareholder account. PMFS is also reimbursed for its out-of-pocket expenses, including but not limited to postage, stationery, printing, allocable communications expenses and other costs. For the fiscal year ended December 31, 1996, the Fund incurred fees of $459,400 for the services of PMFS.

  Price Waterhouse LLP, 1177 Avenue of the Americas, New York, New York 10036, serves as the Fund's independent accountants and, in that capacity, audits the Fund's annual financial statements.
                                      B-25

PORTFOLIO OF INVESTMENTS AS OF
DECEMBER 31, 1996                     PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

                                                                  MOODY'S                               PRINCIPAL
                                                                   RATING      INTEREST     MATURITY     AMOUNT         VALUE
DESCRIPTION(a)                                                  (UNAUDITED)      RATE         DATE        (000)        (NOTE 1)
------------------------------------------------------------------------------------------------------------------------------
LONG-TERM INVESTMENTS--98.0%
------------------------------------------------------------------------------------------------------------------------------
ALABAMA--0.5%
Jasper Wtrwks. & Swr. Brd., Wtr. & Swr. Rev., A.M.B.A.C.        Aaa               6.00%       6/01/18   $  3,350     $  3,499,108
------------------------------------------------------------------------------------------------------------------------------
ALASKA--2.2%
Anchorage Alaska Gen. Oblig., A.M.B.A.C.                        Aaa               6.25        6/01/23      4,000        4,076,760
Anchorage Alaska Elec. Utility Rev.,
   M.B.I.A.                                                     Aaa               6.50       12/01/12      3,400        3,799,670
   M.B.I.A.                                                     Aaa               6.50       12/01/13      2,500        2,790,500
   M.B.I.A.                                                     Aaa               6.50       12/01/14      3,455        3,870,671
                                                                                                                     ------------
                                                                                                                       14,537,601
------------------------------------------------------------------------------------------------------------------------------
ARIZONA--3.9%
Arizona St. Mun. Fin. Proj., Cert. of Part., Ser. 25,
   B.I.G.                                                       Aaa               7.875       8/01/14      2,250        2,869,515
Maricopa Cnty. Sch. Dist., A.M.B.A.C.,
   No. 3 Tempe Elem.                                            Aaa              Zero         7/01/09      1,500          765,930
   No. 3 Tempe Elem.                                            Aaa              Zero         7/01/14      1,500          560,025
Maricopa Cnty. Unified Sch. Dist.,
   No. 80 Chandler, F.G.I.C.                                    Aaa              Zero         7/01/09      1,330          679,124
   No. 80 Chandler, M.B.I.A.                                    Aaa              Zero         7/01/10      1,050          504,756
   No. 80 Chandler, M.B.I.A.                                    Aaa              Zero         7/01/11      1,200          542,556
   No. 80 Chandler, F.G.I.C.                                    Aaa               6.25        7/01/11      1,000        1,102,770
   No. 41 Gilbert, F.G.I.C.                                     Aaa              Zero         7/01/07      1,500          870,510
Phoenix St. & Hwy. User Rev., Ser. A, F.G.I.C.                  Aaa              Zero         7/01/12      3,000        1,274,490
Pima Cnty. Ind. Dev. Auth. Rev., F.S.A.                         Aaa               7.25        7/15/10      2,245        2,500,773
Pima Cnty. Unified Sch. Dist., Gen. Oblig., F.G.I.C.
   No. 1, Tuscan                                                Aaa               7.50        7/01/10      3,000        3,647,010
   No. 16, Catalina Foothills                                   Aaa              Zero         7/01/09      3,455        1,764,192
Santa Cruz Cnty., Unified Sch. Dist., A.M.B.A.C.,
   No. 1, Nogales                                               Aaa              Zero         1/01/06        770          487,241
   No. 1, Nogales                                               Aaa              Zero         7/01/06        700          431,823
Tucson Gen. Oblig.,
   Ser. A                                                       A1                7.375       7/01/11      1,000        1,210,410
   Ser. A                                                       A1                7.375       7/01/12      1,100        1,335,290
   Ser. A                                                       A1                7.375       7/01/13      4,500        5,473,755
                                                                                                                     ------------
                                                                                                                       26,020,170

--------------------------------------------------------------------------------
See Notes to Financial Statements.

PORTFOLIO OF INVESTMENTS AS OF
DECEMBER 31, 1996                      PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

                                                                  MOODY'S                               PRINCIPAL
                                                                   RATING      INTEREST     MATURITY     AMOUNT         VALUE
DESCRIPTION(a)                                                  (UNAUDITED)      RATE         DATE        (000)        (NOTE 1)
------------------------------------------------------------------------------------------------------------------------------
CALIFORNIA--6.7%
California St Univ. & Hsg. Rev., F.G.I.C.                       Aaa               5.75%      11/01/15   $  7,485     $  7,574,595
Kern California High Sch. Dist., Ser. A, M.B.I.A.               Aaa               6.30        2/01/10      2,490        2,750,006
Long Beach Aquarium of the Pacific Rev., Ser. A, A.M.T.         BBB(d)            6.125       7/01/23      6,000        5,880,660
San Francisco City Swr. Rev., Cap Apprec., Ser. B,
   F.G.I.C.                                                     Aaa              Zero        10/01/09      2,960        1,494,948
San Jose Redev. Proj., Agcy. Tax Alloc., M.B.I.A.               Aaa               6.00        8/01/11      5,000        5,389,150
Santa Margarita/Dana Point Auth., M.B.I.A.,
   Impvt. Dists., 3-3A-484A                                     Aaa               7.25        8/01/09      2,000        2,384,900
   Impvt. Dists., 3-3A-484A                                     Aaa               7.25        8/01/10      2,450        2,918,073
   Impvt. Dists., 3-3A-484A                                     Aaa               7.25        8/01/14      2,000        2,413,500
So. California Pub. Pwr. Auth. Rev., F.G.I.C.                   Aaa               5.45        7/01/17      6,000        5,722,440
So. Orange Cnty. Pub. Fin. Auth. Rev., F.G.I.C.,
   Foothill Area. Proj.                                         Aaa               8.00        8/15/09      3,650        4,590,824
   Foothill Area. Proj.                                         Aaa               6.50        8/15/10      2,000        2,255,560
West Contra Costa Sch. Dist., Cert. of Part.                    Ba1               7.125       1/01/24      1,600        1,702,704
                                                                                                                     ------------
                                                                                                                       45,077,360
------------------------------------------------------------------------------------------------------------------------------
COLORADO--5.8%
Arapahoe Cnty. Cap. Imprvmt. Trust Fund Hwy.,
   Pub. Hwy. Rev., Ser. E-470                                   Baa              Zero         8/31/15     29,800        8,428,036
   Pub. Hwy. Rev., Ser. E-470                                   Baa               7.00        8/31/26      3,000        3,310,080
Colorado Hsg. Fin. Auth., A.M.T.,
   Singl. Fam. Proj.,                                           Aa                8.00        6/01/25      4,585        5,070,964
   Singl. Fam. Proj., Ser. B-1,                                 Aa                7.90       12/01/25      2,855        3,150,093
   Singl. Fam. Proj., Ser. C-1, M.B.I.A.                        Aaa               7.65       12/01/25      5,845        6,495,724
Colorado Springs Arpt. Rev., A.M.T.,
   Ser. A.                                                      BBB+(d)           6.90        1/01/12      3,700        3,916,376
   Ser. A.                                                      BBB+(d)           7.00        1/01/22      7,960        8,454,714
                                                                                                                     ------------
                                                                                                                       38,825,987
------------------------------------------------------------------------------------------------------------------------------
FLORIDA--3.3%
Broward Cnty. Res. Rec. Rev., Broward Co. L.P. South
   Proj.,                                                       A                 7.95       12/01/08      8,665        9,517,982
Florida St. Brd. of Ed.,
   Admin. Cap. Outlay,                                          Aa                9.125       6/01/14      1,260        1,774,685
   Admin. Cap. Outlay, E.T.M.                                   Aaa               9.125       6/01/14        195          276,432
Hillsborough Cnty. Ind. Dev. Auth. Poll. Ctrl. Rev.,
   Tampa Elec. Proj., Ser. 9                                    Aa3               8.00        5/01/22      5,000        5,814,500
Jacksonville Elec. Auth., St Johns Riv. Pwr., Ser. 7            Aa1               5.50       10/01/14      5,000        4,943,750
                                                                                                                     ------------
                                                                                                                       22,327,349

--------------------------------------------------------------------------------
                                              See Notes to Financial Statements.

PORTFOLIO OF INVESTMENTS AS OF
DECEMBER 31, 1996                      PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

                                                                  MOODY'S                               PRINCIPAL
                                                                   RATING      INTEREST     MATURITY     AMOUNT         VALUE
DESCRIPTION(a)                                                  (UNAUDITED)      RATE         DATE        (000)        (NOTE 1)
------------------------------------------------------------------------------------------------------------------------------
GEORGIA--2.6%
Atlanta Urban Res. Fin. Auth., Clark Atlanta Univ. Dorm.
   Fac. Rev.                                                    NR                9.25%       6/01/10   $  5,375 (b) $  6,253,329
Burke Cnty. Dev. Auth., M.B.I.A.,
   Georgia Pwr. Plant Co., Vogtle Proj., Ser. 7                 Aaa               6.625      10/01/24        500          535,460
   Oglethorpe Pwr. Corp.                                        Aaa               8.00        1/01/22      5,000        5,892,350
Cobb Cnty. Kennestone Hosp. Auth. Rev., Ser. A, M.B.I.A.        Aaa               5.00        4/01/24        750          679,665
DeKalb Cnty. Wtr. & Swr. Rev.,                                  Aa                5.25       10/01/23        250          233,333
DeKalb Private Hosp. Auth. Rev., Wesley Svcs. Inc. Proj.        Aa3               8.25        9/01/15        500          516,555
Forsyth Cnty. Sch. Dist. Dev. Rev., Ser. A                      A1                6.75        7/01/16        500          576,155
Fulton Cnty. Sch. Dist. Rev., Lindbrook Square Fndtn.           Aa                6.375       5/01/17        750          837,532
Georgia Mun. Elec. Auth. Pwr. Rev. Ref., Ser. B                 A                 6.25        1/01/17        475          507,115
Green Cnty. Dev. Auth. Indl. Park Rev.                          NR                6.875       2/01/04        585          636,275
Metropolitan Atlanta Rapid Tran. Auth. Rev., Sales Tax
   Rev.,
   Ser. A, M.B.I.A.                                             Aaa               6.90        7/01/20        500          578,670
                                                                                                                     ------------
                                                                                                                       17,246,439
------------------------------------------------------------------------------------------------------------------------------
ILLINOIS--3.0%
Central Lake Cnty. Jt. Actn. Agcy. Rev., F.G.I.C.               Aaa               5.375       5/01/13      4,315        4,225,162
Kane & De Kalb Cntys. Cmnty. United Sch. Dist., No. 301,
   A.M.B.A.C.                                                   Aaa              Zero        12/01/10      3,055        1,416,451
Metropolitan Pier & Expo. Auth Hosp. Fac. Rev., McCormick
   Place Convention                                             BBB-(d)           7.00        7/01/26     12,910       14,332,811
                                                                                                                     ------------
                                                                                                                       19,974,424
------------------------------------------------------------------------------------------------------------------------------
INDIANA--2.7%
Concord Ind. Cmnty. Schs. Bldg. Corp., Ser. A., A.M.B.A.C.      Aaa               5.90        7/01/13      3,915        4,020,431
Hamilton S.E. Ind. North Del. Schl. Bldg., A.M.B.A.C.           Aaa               5.40        1/15/14      4,275        4,223,358
Merrillville Ind. Multi. Sch. Bldg., M.B.I.A.                   Aaa               5.80        7/15/17      2,780        2,794,762
Mill Creek Indl. Cmnty., East Elem. Sch. Bldg. Corp.,
   F.S.A.                                                       AAA(d)            5.80        7/15/15      3,235        3,284,463
Monroe Cnty. Ind. Cmnty. Sch. Corp., M.B.I.A.                   Aaa               5.25        7/01/16      4,330        4,121,987
                                                                                                                     ------------
                                                                                                                       18,445,001
------------------------------------------------------------------------------------------------------------------------------
KENTUCKY--1.8%
Henderson Cnty. Solid Waste Disp. Rev., Macmillan Bloedel
   Proj., A.M.T.                                                Baa2              7.00        3/01/25      6,000        6,348,960
Jefferson Cnty. Poll. Ctrl. Rev., Louisville Gas & Elec.,
   Ser. A, A.M.T.                                               Aa2               7.75        2/01/19      5,700        5,984,658
                                                                                                                     ------------
                                                                                                                       12,333,618

--------------------------------------------------------------------------------
See Notes to Financial Statements.

PORTFOLIO OF INVESTMENTS AS OF
DECEMBER 31, 1996                     PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

                                                                  MOODY'S                               PRINCIPAL
                                                                   RATING      INTEREST     MATURITY     AMOUNT         VALUE
DESCRIPTION(a)                                                  (UNAUDITED)      RATE         DATE        (000)        (NOTE 1)
------------------------------------------------------------------------------------------------------------------------------
LOUISIANA--4.4%
New Orleans, Gen. Oblig., A.M.B.A.C.                            Aaa              Zero         9/01/09    $13,500     $  6,831,810
Orleans Parish Sch. Brd., E.T.M., M.B.I.A.                      Aaa              8.90%        2/01/07      5,780        7,564,055
St. Charles Parish, Environ. Impt. Rev. Louisiana Pwr. &
   Lt. Co., Ser. A, A.M.T.                                      Baa2              6.875       7/01/24      5,000        5,280,000
St. Charles Parish, Lousiana Poll. Ctrl. Rev.,
   Lousiana Pwr. & Lt. Co.                                      Baa3              8.25        6/01/14      4,000        4,372,240
   Lousiana Pwr. & Lt. Co., Ser. 1989                           Baa3              8.00       12/01/14      5,000        5,495,300
                                                                                                                     ------------
                                                                                                                       29,543,405
------------------------------------------------------------------------------------------------------------------------------
MARYLAND--1.7%
Baltimore Wtr. Rev., Ser A, F.G.I.C.                            Aaa               5.80        7/01/15      3,600        3,694,248
Maryland St. Hlth. & Higher Ed. Facs., Auth. Rev.,
   Doctor's Cmnty. Hosp. Proj.                                  Baa               5.50        7/01/24      4,000        3,597,280
Northeast Waste Disp. Auth. Rev., Baltimore City Sludge
   Corp.                                                        NR                7.25        7/01/07      3,871        4,024,950
                                                                                                                     ------------
                                                                                                                       11,316,478
------------------------------------------------------------------------------------------------------------------------------
MASSACHUSETTS--4.0%
Mass. St., Gen. Oblig., Ser. C, M.B.I.A.                        Aaa               5.625       8/01/13      5,000        5,065,400
Mass. St. Hlth. & Ed. Facs. Auth. Rev., Wellesey College        Aa1               5.375       7/01/19      5,000        4,801,550
Mass. St. Wtr. Poll. Abatement, New Bedford Project             Aa                5.70        2/01/15      5,000        5,038,950
Mass. St. Special Oblig. Rev., Ser. A                           A1                5.80        6/01/14      4,850        4,923,526
Mass. St. Wtr. Res. Auth., Ser. B, M.B.I.A.                     Aaa               6.25       12/01/11      6,720        7,408,733
                                                                                                                     ------------
                                                                                                                       27,238,159
------------------------------------------------------------------------------------------------------------------------------
MICHIGAN--4.4%
Cheboygan Sch. Dist., M.B.I.A.                                  Aaa               5.70        5/01/16      5,930        5,975,542
Detroit Sew. Disp. Rev., F.G.I.C.                               Aaa               5.70        7/01/13      4,500        4,545,270
Fowlerville Cmnty. Schools, M.B.I.A.                            Aaa               5.60        5/01/16      3,125        3,102,875
Holland Sch. Dist., A.M.B.A.C.                                  Aaa              Zero         5/01/12      4,000        1,715,040
Huron Valley Sch. Dist., F.G.I.C.                               Aaa               5.875       5/01/16      1,000        1,025,210
Michigan St. Hsg. Dev. Auth. Rev.,
   Rental Hsg. Rev., Ser. B                                     A+(d)             7.55        4/01/23      1,000        1,074,370
   Sngl. Fam. Mtge., Ser. A.                                    AA+(d)            7.50        6/01/15      5,185        5,460,375
   Sngl. Fam. Mtge., Ser. D, A.M.T.                             AA+(d)            7.75       12/01/19      1,380        1,391,468
Okemos Pub. Sch. Dist., M.B.I.A.,
   Cnty. of Ingham                                              Aaa              Zero         5/01/12      1,100          471,636
   Cnty. of Ingham                                              Aaa              Zero         5/01/13      1,700          683,179
Royal Oak Hosp. Fin. Auth. Hosp. Rev.,
   William Beaumont Hosp.                                       Aa                5.75        1/01/13      4,000        4,055,360
                                                                                                                     ------------
                                                                                                                       29,500,325

--------------------------------------------------------------------------------
                                             See Notes to Financial Statements.

PORTFOLIO OF INVESTMENTS AS OF
DECEMBER 31, 1996                      PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

                                                                  MOODY'S                               PRINCIPAL
                                                                   RATING      INTEREST     MATURITY     AMOUNT         VALUE
DESCRIPTION(a)                                                  (UNAUDITED)      RATE         DATE        (000)        (NOTE 1)
------------------------------------------------------------------------------------------------------------------------------
MINNESOTA--0.9%
Anoka Hennepin Indpt. Sch. Dist., No. 11, Ser. C, F.S.A.        Aaa              Zero         2/01/12    $ 1,575     $    691,756
Metropolitan Council, St. Paul Area Sports Fac. Rev.,
   Hubert H. Humphrey Metrodome                                 A                6.00%       10/01/09        500          515,235
Minneapolis St. Paul Hsg. Fin. Brd. Rev., Sngl. Fam.
   Mtge., G.N.M.A., A.M.T.                                      AAA(d)            7.30        8/01/31        870          912,413
Minneapolis St. Paul Met. Arpts. Comm., Ser. 7, A.M.T.          Aaa               7.80        1/01/14      1,000        1,086,780
So. Minn. Mun. Pwr. Agcy. Supply Sys., Ser. A, M.B.I.A.         Aaa              Zero         1/01/20      3,250          886,275
St. Paul Science Museum, Cert. of Part., E.T.M.                 AAA(d)            7.50       12/15/01        929          985,286
Univ. of Minnesota, Ser. A, E.T.M.                              Aa3               6.00        2/01/11      1,000        1,064,700
                                                                                                                     ------------
                                                                                                                        6,142,445
------------------------------------------------------------------------------------------------------------------------------
MISSOURI--1.3%
Missouri St. Hsg. Dev. Comm. Mtge Rev., Single Family Loan
   Ser. A, G.N.M.A., A.M.T.                                     AAA(d)            7.20        9/01/26      4,985        5,427,319
Sikeston Missouri Elec. Rev., M.B.I.A.                          Aaa               6.00        6/01/16      3,175        3,406,204
                                                                                                                     ------------
                                                                                                                        8,833,523
------------------------------------------------------------------------------------------------------------------------------
NEBRASKA--0.7%
Nebraska Edl. Fin. Auth. Rev., Creighton Univ. Proj.,
   A.M.B.A.C.                                                   Aaa               5.80        1/01/10      4,500        4,667,265
------------------------------------------------------------------------------------------------------------------------------
NEVADA--0.9%
Clark Cnty. Passenger Fac. Charge Rev., Las Vegas McCarran
   Int'l. Airport, A.M.B.A.C.                                   Aaa               6.00        7/01/22      6,000        6,171,240
------------------------------------------------------------------------------------------------------------------------------
NEW HAMPSHIRE--0.6%
New Hampshire Municipal Bond Bank, Ser. C, M.B.I.A.             Aaa               5.75        8/15/16      4,260        4,317,382
------------------------------------------------------------------------------------------------------------------------------
NEW JERSEY--3.2%
New Jersey Hlth. Care Facs. Fin. Auth. Rev.,
   St. Josephs Hosp. & Med. Ctr., Ser. A                        AAA(d)            5.75        7/01/16      1,250        1,263,625
New Jersey St. Hsg. & Mtge. Fin. Agcy., Ser. D, A.M.T.,
   M.B.I.A.                                                     Aaa               7.70       10/01/29      2,755        2,871,206
New Jersey St. Hwy. Auth. Garden St. Pkwy. Gen. Rev.            A1                6.25        1/01/14      5,900        6,185,619
New Jersey St. Tpke. Auth. Rev., Ser. C, M.B.I.A.               Aaa               6.50        1/01/16     10,000       11,284,100
                                                                                                                     ------------
                                                                                                                       21,604,550
------------------------------------------------------------------------------------------------------------------------------
NEW MEXICO--0.9%
Farmington Utility Sys. Rev., F.G.I.C.                          Aaa               5.75        5/15/13      5,650        5,744,524

--------------------------------------------------------------------------------
See Notes to Financial Statements.

PORTFOLIO OF INVESTMENTS AS OF
DECEMBER 31, 1996                     PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

                                                                  MOODY'S                               PRINCIPAL
                                                                   RATING      INTEREST     MATURITY     AMOUNT         VALUE
DESCRIPTION(a)                                                  (UNAUDITED)      RATE         DATE        (000)        (NOTE 1)
------------------------------------------------------------------------------------------------------------------------------
NEW YORK--14.3%
Metropolitan Trans. Auth., Trans. Facs. Rev.,
   Ser. A, F.S.A.                                               Aaa               6.00%       7/01/16   $  2,500     $  2,612,000
   Ser. O                                                       Baa1              5.75        7/01/13      5,820        5,838,508
New York City Ind. Dev. Agcy., Spec. Fac. Rev., A.M.T.,
   Terminal One Group Assoc. Proj.                              A                 6.00        1/01/19      4,500        4,445,910
   Terminal One Group Assoc. Proj.                              A                 6.125       1/01/24      5,715        5,711,228
New York City Mun. Wtr. Fin. Auth., Wtr. & Swr. Sys. Rev.,
   Ser. A, F.G.I.C.                                             Aaa               6.75        6/15/16     21,250       23,128,287
New York St. Dev. Corp.                                         Aaa               5.50        7/01/16      5,000        4,964,550
New York St. Local Gov't. Assist. Corp., Ser. E                 A                 6.00        4/01/14     10,000       10,643,700
New York St. Urban Dev. Corp. Rev., F.S.A.,
   Correctional Facs.                                           Aaa               6.50        1/01/09      3,000        3,367,770
   Correctional Facs., Ser. A                                   Aaa               5.50        1/01/14      3,000        3,026,430
New York, Gen. Oblig.,
   Ser. A                                                       Baa1              7.75        8/15/04      2,000        2,221,940
   Ser. B                                                       Baa1              8.25        6/01/06      1,500        1,787,490
   Ser. B                                                       Baa1              7.25        8/15/07      3,500        3,933,475
   Ser. D                                                       Aaa               7.65        2/01/07      4,600 (b)    5,301,684
   Ser. D                                                       Baa1              7.65        2/01/07        400          449,408
   Ser. D                                                       Baa1              8.00        8/01/03      2,020        2,278,903
   Ser. D                                                       Baa1              8.00        8/01/04      1,170        1,320,977
   Ser. F                                                       Baa1              8.25       11/15/02      5,000        5,663,000
Triborough Bridge & Tunl. Auth., Ser. X, M.B.I.A.               Aaa               6.625       1/01/12      8,500        9,683,880
                                                                                                                     ------------
                                                                                                                       96,379,140
------------------------------------------------------------------------------------------------------------------------------
NORTH DAKOTA--1.6%
Mercer Cnty. Poll Ctrl. Rev., Antelope Valley Station,
   A.M.B.A.C                                                    Aaa               7.20        6/30/13      9,000       10,743,660
------------------------------------------------------------------------------------------------------------------------------
OHIO--2.3%
Ohio St. Wtr. Dev. Auth. Poll. Ctrl. Facs. Rev., Buckeye
   Pwr. Inc. Proj., A.M.B.A.C.                                  Aaa               7.80       11/01/14     12,920       15,378,030
------------------------------------------------------------------------------------------------------------------------------
OKLAHOMA--4.7%
Central Okla. Trans. & Pkg. Auth., F.S.A.                       Aaa               5.30        7/01/12      3,500        3,449,110
Mcgee Creek Auth. Wtr. Rev., M.B.I.A.                           Aaa               6.00        1/01/23      7,000        7,562,590
Tulsa Mun. Arpt. Trust Rev., American Airlines, Inc.,
   A.M.T.                                                       Baa2              7.375      12/01/20     19,000       20,278,320
                                                                                                                     ------------
                                                                                                                       31,290,020

--------------------------------------------------------------------------------
                                             See Notes to Financial Statements.

PORTFOLIO OF INVESTMENTS AS OF
DECEMBER 31, 1996                    PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

                                                                  MOODY'S                               PRINCIPAL
                                                                   RATING      INTEREST     MATURITY     AMOUNT         VALUE
DESCRIPTION(a)                                                  (UNAUDITED)      RATE         DATE        (000)        (NOTE 1)
------------------------------------------------------------------------------------------------------------------------------
PENNSYLVANIA--2.8%
Bensalem Twp. Sch. Dist., F.G.I.C.                              Aaa              5.875%       7/15/16    $ 2,900     $  2,968,991
Penn. St. Higher Edl. Facs. Auth. Rev., Drexel Univ.            Aaa              5.625        5/01/14      5,000        5,030,950
Penn. St. Higher Edl. Facs. Auth., College & Univ. Rev.,
   Ser. B                                                       Aa               5.90         9/01/15      4,205        4,300,159
Philadelphia Wtr. & Waste Auth. Rev.,
   M.B.I.A.                                                     Aaa              6.25         8/01/09      3,400        3,746,358
   M.B.I.A.                                                     Aaa              6.25         8/01/11      2,500        2,741,675
                                                                                                                     ------------
                                                                                                                       18,788,133
------------------------------------------------------------------------------------------------------------------------------
PUERTO RICO--3.8%
Puerto Rico Comnwlth.,
   Gen. Oblig., M.B.I.A.                                        Aaa              7.612(c)     7/01/08      1,000        1,082,500
   Gen. Oblig.                                                  Baa1             6.50         7/01/13      3,000        3,333,030
   Gen. Oblig., F.S.A.                                          Aaa              7.71 (c)     7/01/20        450          463,500
Puerto Rico Comnwlth., Hwy. & Trans. Auth., Hwy. Rev.,
   Ser. V                                                       Baa1             6.625        7/01/12      4,000        4,310,880
   Ser. W                                                       Baa1             5.50         7/01/13      3,000        2,993,550
   Ser. W                                                       Baa1             5.50         7/01/15      2,500        2,482,800
Puerto Rico Elec. Pwr. Auth., Pwr. Rev., Ser. S                 Baa1             6.125        7/01/08      1,050        1,137,066
Puerto Rico Public Bldgs. Auth. Rev., Ser. L, F.S.A.            Aaa              5.75         7/01/10      5,065        5,358,061
Puerto Rico Tel. Auth. Rev., Ser. I, M.B.I.A.                   Aaa              6.769(c)     1/25/07      4,100        4,212,750
                                                                                                                     ------------
                                                                                                                       25,374,137
------------------------------------------------------------------------------------------------------------------------------
SOUTH CAROLINA--1.5%
Charleston Wtrwks. & Swr. Rev., E.T.M.                          Aaa              10.375       1/01/10      7,415       10,076,243
------------------------------------------------------------------------------------------------------------------------------
TENNESSEE--1.6%
Bristol Hlth. & Edl. Fac. Rev., Bristol Memorial Hosp.,
   F.G.I.C.                                                     Aaa               6.75        9/01/10      5,000        5,708,700
Mcminn Cnty. Ind. Dev. Brd. Solid Waste Rev., Calhoun
   Nwsprnt. Recycling Fac., A.M.T.                              Baa1              7.40       12/01/22      5,000        5,399,400
                                                                                                                     ------------
                                                                                                                       11,108,100
------------------------------------------------------------------------------------------------------------------------------
TEXAS--4.2%
Dallas Ft. Worth, Regl. Arpt. Rev., F.G.I.C.,
   Ser. A                                                       Aaa               7.375      11/01/08      3,500        4,067,595
   Ser. A                                                       Aaa               7.375      11/01/09      3,500        4,067,595
Houston Texas Wtr. & Swr. Sys. Rev., Ser. C, M.B.I.A.           Aaa               5.75       12/01/15      3,315        3,346,260
New Braunfels Indpt. Sch. Dist.,
   Cap. Apprec.                                                 Aaa              Zero         2/01/10      2,335        1,140,858
   Cap. Apprec.                                                 Aaa              Zero         2/01/11      2,365        1,086,481

--------------------------------------------------------------------------------
See Notes to Financial Statements.

PORTFOLIO OF INVESTMENTS AS OF
DECEMBER 31, 1996                    PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

                                                                  MOODY'S                               PRINCIPAL
                                                                   RATING      INTEREST     MATURITY     AMOUNT         VALUE
DESCRIPTION(a)                                                  (UNAUDITED)      RATE         DATE        (000)        (NOTE 1)
------------------------------------------------------------------------------------------------------------------------------
TEXAS (CONT'D.)
Port Corpus Christi Auth. Rev.,                                 A2                7.50%       8/01/12   $  2,000     $  2,216,880
San Antonio Texas Elec. & Gas Rev.,
   M.B.I.A.                                                     Aaa               5.375       2/01/16      3,000        2,941,980
   Ser. B, F.G.I.C.                                             Aaa              Zero         2/01/09      5,000        2,595,650
So. Texas Cmnty. College District Texas, A.M.B.A.C.             Aaa               5.75        8/15/15      4,310        4,357,281
Univ. Texas Univ. Rev., Fen. Sys., Ser. B                       Aa1               6.75        8/15/13      2,035        2,201,178
                                                                                                                     ------------
                                                                                                                       28,021,758
------------------------------------------------------------------------------------------------------------------------------
VERMONT--1.1%
Vermont Edl. & Hlth. Bldgs. Fin. Agcy. Rev.,
   Middlebury College Proj.                                     AA(d)             5.50       11/01/16      4,000        3,963,480
Vermont Muni. Bond Bank, Ser. 1, A.M.B.A.C.                     Aaa               5.75       12/01/16      3,200        3,263,488
                                                                                                                     ------------
                                                                                                                        7,226,968
------------------------------------------------------------------------------------------------------------------------------
VIRGINIA--0.7%
Fairfax Cnty. Economic Dev. Auth.                               Aa                5.50        5/15/18      3,500        3,388,700
Virginia Polytechnic Inst. & St. Univ. Rev., Ser. A             A1                5.50        6/01/16      1,300        1,295,320
                                                                                                                     ------------
                                                                                                                        4,684,020
------------------------------------------------------------------------------------------------------------------------------
WASHINGTON--3.9%
Washington St. Pub. Pwr. Supply Sys. Rev.,
   Nuclear Proj. No. 1, Ser. A, F.S.A.                          Aaa               7.00        7/01/08      4,000        4,587,440
   Nuclear Proj. No. 1, Ser. B, F.S.A.                          Aaa               7.25        7/01/09      5,000        5,831,450
   Nuclear Proj. No. 2, F.S.A.                                  Aaa               5.40        7/01/12     10,400       10,108,072
   Nuclear Proj. No. 2, Ser. A, M.B.I.A.                        Aaa              Zero         7/01/06      6,000        3,636,840
   Nuclear Proj. No. 3, Ser. B, F.G.I.C.                        Aaa              Zero         7/01/06      3,000        1,818,420
                                                                                                                     ------------
                                                                                                                       25,982,222
                                                                                                                     ------------
Total long-term investments (cost $626,637,453)                                                                       658,418,784
                                                                                                                     ------------
SHORT-TERM INVESTMENTS--1.1%
------------------------------------------------------------------------------------------------------------------------------
DISTRICT OF COLUMBIA--0.1%
Dist. of Columbia Rev., Gen. Oblig., Ser. 92A-5, F.R.D.D.       VMIG1             5.00        1/02/97        700          700,000
------------------------------------------------------------------------------------------------------------------------------
NEVADA--0.4%
Washoe Cnty. Wtr. Fac. Rev., Sierra Pacific Power Co.
   Proj., Ser. 90, F.R.D.D.                                     P-1               5.05        1/02/97      2,200        2,200,000

--------------------------------------------------------------------------------
                                             See Notes to Financial Statements.

PORTFOLIO OF INVESTMENTS AS OF
DECEMBER 31, 1996                     PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

                                                                  MOODY'S                               PRINCIPAL
                                                                   RATING      INTEREST     MATURITY     AMOUNT         VALUE
DESCRIPTION(a)                                                  (UNAUDITED)      RATE         DATE        (000)        (NOTE 1)
------------------------------------------------------------------------------------------------------------------------------
TEXAS--0.6%
Gulf Coast Ind. Dev. Auth., CITGO Petroleum., Ser. 95,
   F.R.D.D.                                                     VMIG1             5.10%       1/02/97   $  4,200     $  4,200,000
                                                                                                                     ------------
Total short-term investments (cost $7,100,000)                                                                          7,100,000
                                                                                                                     ------------
TOTAL INVESTMENTS--99.1%
   (cost $633,737,453; Note 4)                                                                                        665,518,784
Other assets in excess of liabilities--0.9%                                                                             6,176,870
                                                                                                                     ------------
Net Assets--100%                                                                                                     $671,695,654
                                                                                                                     ------------
                                                                                                                     ------------

---------------
(a) The following abbreviations are used in portfolio descriptions:
    A.M.B.A.C.--American Municipal Bond Assurance Corporation
    A.M.T.--Alternative Minimum Tax
    B.I.G.--Bond Investors Guaranty Insurance Company
    E.T.M.--Escrowed to Maturity
    F.G.I.C.--Financial Guaranty Insurance Company
    F.R.D.D.--Floating Rate Daily Demand Note(e)
    F.S.A.--Financial Security Assurance
    G.N.M.A.--Government National Mortgage Association
    M.B.I.A.--Municipal Bond Insurance Association

 (b) Prerefunded issues are secured by escrowed cash and direct U.S. guaranteed obligations.
 (c) Inverse floating rate bond. The coupon is inversely indexed to a floating interest rate. The rate shown is the rate at year end.
 (d) Standard and Poor's Rating.
 (e) For purposes of amortized cost valuation, the maturity date of Floating Rate Demand Notes is considered to be the later of the next date on which the security can be redeemed at par or the next date on which the rate of interest is adjusted.

NR--Not Rated by Moody's or Standard & Poor's.
The Fund's current Statement of Additional Information contains a description of Moody's and Standard & Poor's ratings.
--------------------------------------------------------------------------------
See Notes to Financial Statements.

STATEMENT OF ASSETS AND LIABILITIES    PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

ASSETS                                                                                                      DECEMBER 31, 1996
Investments, at value (cost $633,737,453)...............................................................      $   665,518,784
Interest receivable.....................................................................................           11,905,872
Receivable for Fund shares sold.........................................................................               88,492
Receivable for investments sold.........................................................................               65,355
Deferred expenses and other assets......................................................................               18,524
                                                                                                              -----------------
   Total assets.........................................................................................          677,597,027
                                                                                                              -----------------
LIABILITIES
Bank overdraft..........................................................................................               12,105
Payable for investments purchased.......................................................................            4,055,215
Dividends payable.......................................................................................              746,560
Payable for Fund shares reacquired......................................................................              467,062
Accrued expenses........................................................................................              259,949
Management fee payable..................................................................................              244,590
Distribution fee payable................................................................................              115,892
                                                                                                              -----------------
   Total liabilities....................................................................................            5,901,373
                                                                                                              -----------------
NET ASSETS..............................................................................................      $   671,695,654
                                                                                                              -----------------
                                                                                                              -----------------
Net assets were comprised of:
   Common stock, at par.................................................................................      $       431,386
   Paid-in capital in excess of par.....................................................................          642,493,209
                                                                                                              -----------------
                                                                                                                  642,924,595
   Accumulated net realized loss on investments.........................................................           (3,010,272)
   Net unrealized appreciation on investments...........................................................           31,781,331
                                                                                                              -----------------
Net assets, December 31, 1996...........................................................................      $   671,695,654
                                                                                                              -----------------
                                                                                                              -----------------
Class A:
   Net asset value and redemption price per share
      ($502,739,143 / 32,306,432 shares of common stock issued and outstanding).........................                 $15.56
   Maximum sales charge (3% of offering price)..........................................................                  .48
                                                                                                              -----------------
   Maximum offering price to public.....................................................................               $16.04
                                                                                                              -----------------
                                                                                                              -----------------
Class B:
   Net asset value, offering price and redemption price per share
      ($168,184,783 / 10,782,675 shares of common stock issued and outstanding).........................               $15.60
                                                                                                              -----------------
Class C:
   Net asset value, offering price and redemption price per share
      ($771,728 / 49,477 shares of common stock issued and outstanding).................................               $15.60
                                                                                                              -----------------
                                                                                                              -----------------

--------------------------------------------------------------------------------
                                             See Notes to Financial Statements.

PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
STATEMENT OF OPERATIONS
------------------------------------------------------------
------------------------------------------------------------

                                               YEAR ENDED
NET INVESTMENT INCOME                       DECEMBER 31, 1996
Income
   Interest..............................     $  42,028,983
                                            -----------------
Expenses
   Management fee........................         3,347,154
   Distribution fee--Class A.............           508,159
   Distribution fee--Class B.............           966,562
   Distribution fee--Class C.............             5,057
   Transfer agent's fees and expense.....           522,000
   Reports to shareholders...............           203,000
   Custodian's fees and expenses.........           102,000
   Registration fees.....................            70,000
   Audit fees and expenses...............            51,000
   Legal fees and expenses...............            40,000
   Directors' fees and expenses..........            31,000
   Insurance expense.....................            13,000
   Miscellaneous.........................            12,292
                                            -----------------
      Total expenses.....................         5,871,224
   Less: Management fee waiver...........          (351,073)
      Custodian fee credit...............            (7,738)
                                            -----------------
      Net expenses.......................         5,512,413
                                            -----------------
Net investment income....................        36,516,570
                                            -----------------
REALIZED AND UNREALIZED
GAIN (LOSS) ON INVESTMENTS
Net realized gain (loss) on:
   Investment transactions...............         7,253,686
   Financial futures contracts...........          (680,537)
                                            -----------------
                                                  6,573,149
Net change in unrealized depreciation of
   Investments...........................       (26,789,525)
                                            -----------------
Net loss on investment transactions......       (20,216,376)
                                            -----------------
NET INCREASE IN NET ASSETS
RESULTING FROM OPERATIONS................     $  16,300,194
                                            -----------------
                                            -----------------

PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
STATEMENT OF CHANGES IN NET ASSETS
------------------------------------------------------------
------------------------------------------------------------

INCREASE (DECREASE)                   YEAR ENDED DECEMBER 31,
IN NET ASSETS                           1996            1995
Operations
   Net investment income..........  $ 36,516,570    $ 36,359,209
   Net realized gain on investment
      transactions................     6,573,149      15,052,304
   Net change in unrealized
      appreciation (depreciation)
      of investments..............   (26,789,525)     63,875,111
                                    ------------    ------------
   Net increase in net assets
      resulting from operations...    16,300,194     115,286,624
                                    ------------    ------------
Dividends and distributions (Note
   1)
   Dividends from net investment
      income
      Class A.....................   (26,993,477)    (23,828,407)
      Class B.....................    (9,491,599)    (12,519,283)
      Class C.....................       (31,494)        (11,519)
                                    ------------    ------------
                                     (36,516,570)    (36,359,209)
                                    ------------    ------------
   Distributions in excess of net
      investment income
      Class A.....................      (129,414)       (202,311)
      Class B.....................       (43,154)        (83,632)
      Class C.....................          (196)           (148)
                                    ------------    ------------
                                        (172,764)       (286,091)
                                    ------------    ------------
Fund share transactions (net of
   share conversions) (Note 5):
   Net proceeds from shares
      sold........................   132,494,761     179,852,628
   Net asset value of shares
      issued in reinvestment of
      dividends and
      distributions...............    22,304,782      22,078,855
   Cost of shares reacquired......  (224,127,599)   (204,293,852)
                                    ------------    ------------
   Decrease in net assets from
      Fund share transactions.....   (69,328,056)     (2,362,369)
                                    ------------    ------------
Total increase (decrease).........   (89,717,196)     76,278,955
NET ASSETS
Beginning of year.................   761,412,850     685,133,895
                                    ------------    ------------
End of year.......................  $671,695,654    $761,412,850
                                    ------------    ------------
                                    ------------    ------------

--------------------------------------------------------------------------------
See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS          PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

Prudential National Municipals Fund, Inc. (the "Fund") is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The investment objective of the Fund is to seek a high level of current income exempt from federal income taxes by investing substantially all of its total assets in carefully selected long-term municipal bonds of medium quality. The ability of the issuers of debt securities held by the Fund to meet their obligations may be affected by economic or political developments in a specific state, industry or region.

------------------------------------------------------------
NOTE 1. ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Fund in the preparation of its financial statements.

Securities Valuations: The Fund values municipal securities (including commitments to purchase such securities on a "when-issued" basis) on the basis of prices provided by a pricing service which uses information with respect to transactions in bonds, quotations from bond dealers, market transactions in comparable securities and various relationships between securities in determining values. If market quotations are not readily available from such pricing service, a security is valued at its fair value as determined under procedures established by the Directors.

Short-term securities which mature in more than 60 days are valued at current market quotations. Short-term securities which mature in 60 days or less are valued at amortized cost which approximates market value.

Financial Futures Contracts: A financial futures contract is an agreement to purchase (long) or sell (short) an agreed amount of securities at a set price for delivery on a future date. Upon entering into a financial futures contract, the Fund is required to pledge to the broker an amount of cash and/or other assets equal to a certain percentage of the contract amount. This amount is known as the "initial margin". Subsequent payments, known as "variation margin", are made or received by the Fund each day, depending on the daily fluctuations in the value of the underlying security. Such variation margin is recorded for financial statement purposes on a daily basis as unrealized gain or loss. When the contract expires or is closed, the gain or loss is realized and is presented in the statement of operations as net realized gain(loss) on financial futures contracts.

The Fund invests in financial futures contracts in order to hedge its existing portfolio securities, or securities the Fund intends to purchase, against fluctuations in value caused by changes in prevailing interest rates. Should interest rates move unexpectedly, the Fund may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions involves the risk of imperfect correlation in movements in the price of futures contracts, interest rates and the underlying hedged assets.

Securities Transactions and Net Investment Income: Securities transactions are recorded on the trade date. Realized gains and losses on sales of portfolio securities are calculated on an identified cost basis. Interest income is recorded on an accrual basis. The Fund amortizes premiums and accretes original issue discount on portfolio securities as adjustments to interest income. Expenses are recorded on the accrual basis which may require the use of certain estimates by management.

Net investment income (other than distribution fees) and unrealized and realized gains or losses are allocated daily to each class of shares based upon the relative proportion of net assets of each class at the beginning of the day.

Reclassification of Capital Accounts: The Fund accounts and reports for distributions to shareholders in accordance with Statement of Position 93-2:
Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to increase undistributed net investment income $172,764, increase accumulated realized losses by $669,358 and increase paid-in capital in excess of par by $496,594. The current year effect of applying the Statement of Position was due to the sale of securities purchased with market discount. Net investment income, net realized gains and net assets were not affected by this change.

Federal Income Taxes: It is the intent of the Fund to continue to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its net income to its shareholders. For this reason, no federal income tax provision is required.

Dividends and Distributions: Dividends from net investment income are declared daily and paid monthly. The Fund will distribute at least annually any net capital gains. Dividends and distributions are recorded on the ex-dividend date. Income distributions and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles.

Custody Fee Credits: The Fund has an arrangement with its custodian bank, whereby uninvested monies earn credits which reduce the fees charged by the custodian.
--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS          PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

NOTE 2. AGREEMENTS

The Fund has a management agreement with Prudential Mutual Fund Management LLC ("PMF"). Pursuant to this agreement, PMF has responsibility for all investment advisory services and supervises the subadviser's performance of such services. PMF has entered into a subadvisory agreement with The Prudential Investment Corporation ("PIC"); PIC furnishes investment advisory services in connection with the management of the Fund. PMF pays for the cost of the subadviser's services, the compensation of officers of the Fund, occupancy and certain clerical and bookkeeping costs of the Fund. The Fund bears all other costs and expenses.

The management fee paid PMF is computed daily and payable monthly at an annual rate of .50% of the Fund's average daily net assets up to and including $250 million, .475% of the next $250 million, .45% of the next $500 million, .425% of the next $250 million, .40% of the next $250 million and .375% of the Fund's average daily net assets in excess of $1.5 billion. PMF has agreed to waive a portion (.05 of 1% of the Fund's average daily net assets) of its management fee which amounted to $351,073 ($0.008 per share for Class A, B and C shares). The Fund is not required to reimburse PMF for such waiver.

The Fund has a distribution agreement with Prudential Securities Incorporated ("PSI"), which acts as the distributor of the Class A, Class B and Class C shares of the Fund. The Fund compensates PSI for distributing and servicing the Fund's Class A, Class B and Class C shares, pursuant to plans of distribution (the "Class A, B and C Plans"), regardless of expenses actually incurred by them. The distribution fees are accrued daily and payable monthly.

Pursuant to the Class A, B and C Plans, the Fund compensates PSI with respect to Class A, B and C shares, for distribution-related activities at an annual rate of up to .30 of 1%, .50 of 1% and 1%, of the average daily net assets of the Class A, B and C shares, respectively. Such expenses under the Plans were .10 of 1%, .50 of 1% and .75 of 1% of the average daily net assets of the Class A, B and C shares, respectively, for the year ended December 31, 1996.

PSI has advised the Fund that it received approximately $33,100 in front-end sales charges resulting from sales of Class A shares during the year ended December 31, 1996. From these fees, PSI paid such sales charges to Pruco Securities Corporation, an affiliated broker-dealer, which in turn paid commissions to salespersons and incurred other distribution costs.

PSI has advised the Fund that for the year ended December 31, 1996, it received approximately $393,600 and $1,200 in contingent deferred sales charges imposed upon certain redemptions by Class B and Class C shareholders, respectively.

PSI, PMF and PIC are indirect, wholly-owned subsidiaries of The Prudential Insurance Company of America.

The Fund, along with other affiliated registered investment companies (the "Funds"), entered into a credit agreement (the "Agreement") on December 31, 1996 with an unaffiliated lender. The maximum commitment under the Agreement is $200,000,000. The Agreement expires on December 30, 1997. Interest on any such borrowings outstanding will be at market rates. The purpose of the Agreement is to serve as an alternative source of funding for capital share redemptions. The Fund has not borrowed any amounts pursuant to the Agreement as of December 31, 1996. The Funds pay a commitment fee at an annual rate of .055 of 1% on the unused portion of the credit facility. The commitment fee is accrued and paid quarterly on a pro-rata basis by the Funds.

------------------------------------------------------------
NOTE 3. OTHER TRANSACTIONS WITH AFFILIATES

Prudential Mutual Fund Services LLC ("PMFS"), a wholly-owned subsidiary of
PMF, serves as the Fund's transfer agent and during the year ended December 31, 1996, the Fund incurred fees of approximately $459,400 for the services of PMFS. As of December 31, 1996, $36,300 of such fees were due to PMFS. Transfer agent fees and expenses in the Statement of Operations include certain out-of-pocket expenses paid to non-affiliates.

------------------------------------------------------------
NOTE 4. PORTFOLIO SECURITIES

Purchases and sales of investment securities, other than short-term investments, for the year ended December 31, 1996, were $317,162,651 and $389,621,965, respectively.

The federal income tax basis of the Portfolio's investments at December 31, 1996 was $633,737,453 and, accordingly, net unrealized appreciation for federal income tax purposes was $31,781,331 (gross unrealized appreciation--$33,314,954; gross unrealized depreciation--$1,533,623).

For federal income tax purposes, the Fund has a capital loss carryforward as of December 31, 1996 of approximately $3,010,300 of which $2,657,800 expires in 2002 and $352,500 expires in 2003. Such carryforward is after utilization of approximately $6,366,600 of net taxable gains realized and recognized during the year ended December 31, 1996. Accordingly, no capital gains distribution is expected to be paid until net gains have been realized in excess of the carryforward.

--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS          PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------
NOTE 5. CAPITAL

The Fund offers Class A, Class B and Class C shares. Class A shares are sold with a front-end sales charge of up to 3.0%. Class B shares are sold with a contingent deferred sales charge which declines from 5% to zero depending on the period of time the shares are held. Class C shares are sold with a contingent deferred sales charge of 1% during the first year. Class B shares will automatically convert to Class A shares on a quarterly basis approximately seven years after purchase. A special exchange privilege is also available for shareholders who qualify to purchase Class A shares at net asset value.

There are 750 million shares of common stock, $.01 par value, per share, divided into three classes, designated Class A, Class B and Class C common stock, each of which consists of 250 million authorized shares.

Transactions in shares of common stock were as follows:

Class A                               Shares          Amount
---------------------------------   -----------    -------------
Year ended December 31, 1996:
Shares sold......................     7,874,132    $ 121,137,131
Shares issued in reinvestment of
  dividends and distributions....     1,069,965       16,527,402
Shares reacquired................   (12,415,345)    (191,331,476)
                                    -----------    -------------
Net decrease in shares
  outstanding before
  conversion.....................    (3,471,248)     (53,666,943)
Shares issued upon conversion
  from Class B...................     2,099,600       32,135,995
                                    -----------    -------------
Net decrease in shares
  outstanding....................    (1,371,648)   $ (21,530,948)
                                    -----------    -------------
                                    -----------    -------------
Year ended December 31, 1995:
Shares sold......................     5,840,738    $  88,549,457
Shares issued*...................     2,456,167       38,217,954
Shares issued in reinvestment of
  dividends and distributions....       946,405       14,567,998
Shares reacquired................    (9,950,451)    (152,370,817)
                                    -----------    -------------
Net decrease in shares
  outstanding before
  conversion.....................      (707,141)     (11,035,408)
Shares issued upon conversion
  from Class B...................    33,503,346      499,611,384
                                    -----------    -------------
Net increase in shares
  outstanding....................    32,796,205    $ 488,575,976
                                    -----------    -------------
                                    -----------    -------------
Class B                               Shares          Amount
---------------------------------   -----------    -------------
Year ended December 31, 1996:
Shares sold......................       698,535    $  10,812,210
Shares issued in reinvestment of
  dividends and distributions....       371,613        5,754,354
Shares reacquired................    (2,107,215)     (32,615,599)
                                    -----------    -------------
Net decrease in shares
  outstanding before
  conversion.....................    (1,037,067)     (16,049,035)
Shares reacquired upon conversion
  into Class A...................    (2,095,072)     (32,135,995)
                                    -----------    -------------
Net decrease in shares
  outstanding....................    (3,132,139)   $ (48,185,030)
                                    -----------    -------------
                                    -----------    -------------
Year ended December 31, 1995:
Shares sold......................     1,092,500    $  11,070,341
Shares issued*...................     2,674,096       41,715,890
Shares issued in reinvestment of
  dividends and distributions....       493,046        7,503,598
Shares reacquired................    (3,427,668)     (51,852,878)
                                    -----------    -------------
Net increase in shares
  outstanding before
  conversion.....................       831,974        8,436,951
Shares reacquired upon conversion
  into Class A...................   (33,457,015)    (499,611,384)
                                    -----------    -------------
Net decrease in shares
  outstanding....................   (32,625,041)   $(491,174,433)
                                    -----------    -------------
                                    -----------    -------------
Class C
---------------------------------
Year ended December 31, 1996:
Shares sold......................        34,623    $     545,420
Shares issued in reinvestment of
  dividends and distributions....         1,490           23,026
Shares reacquired................       (11,778)        (180,524)
                                    -----------    -------------
Net increase in shares
  outstanding....................        24,335    $     387,922
                                    -----------    -------------
                                    -----------    -------------
Year ended December 31, 1995:
Shares sold......................        18,625    $     287,124
Shares issued*...................           760           11,862
Shares issued in reinvestment of
  dividends and distributions....           469            7,259
Shares reacquired................        (4,510)         (70,157)
                                    -----------    -------------
Net increase in shares
  outstanding....................        15,344    $     236,088
                                    -----------    -------------
                                    -----------    -------------

---------------
* Represents amounts issued in connection with the acquisition of the Prudential Municipal Series Fund--Arizona Series, Georgia Series, and Minnesota Series.
--------------------------------------------------------------------------------

FINANCIAL HIGHLIGHTS                   PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

                                                                     Class A
                                             --------------------------------------------------------
                                                             Year Ended December 31,
                                             --------------------------------------------------------
                                               1996         1995        1994        1993        1992
                                             --------     --------     -------     -------     ------
PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of year........   $  15.98     $  14.42     $ 16.30     $ 15.94     $16.00
                                             --------     --------     -------     -------
Income from investment operations
Net investment income.....................        .82(b)       .81(b)      .81         .90        .94
Net realized and unrealized gain (loss) on
   investment transactions................       (.42)        1.57       (1.78)       1.05        .43
                                             --------     --------     -------     -------     ------
   Total from investment operations.......        .40         2.38        (.97)       1.95       1.37
                                             --------     --------     -------     -------     ------
Less distributions
Dividends from net investment income......       (.82)        (.81)       (.81)       (.90)      (.94)
Distributions in excess of net investment
   income.................................      --   (c)      (.01)      --          --          --
Distributions from net realized gains.....      --           --           (.10)       (.69)      (.49)
                                             --------     --------     -------     -------     ------
   Total distributions....................       (.82)        (.82)       (.91)      (1.59)     (1.43)
                                             --------     --------     -------     -------     ------
Net asset value, end of year..............   $  15.56     $  15.98     $ 14.42     $ 16.30     $15.94
                                             --------     --------     -------     -------     ------
                                             --------     --------     -------     -------     ------
TOTAL RETURN(a):..........................       2.66%       16.91%      (6.04)%     12.60%      8.88%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of year (000).............   $502,739     $538,145     $12,721     $14,167     $7,700
Average net assets (000)..................   $508,159     $446,350     $14,116     $11,786     $5,401
Ratios to average net assets:
   Expenses, including distribution
      fees................................        .68%(b)      .75%(b)     .77%        .69%       .72%
   Expenses, excluding distribution
      fees................................        .58%(b)      .65%(b)     .67%        .59%       .62%
   Net investment income..................       5.31%(b)     5.34%(b)    5.38%       5.49%      5.79%
For Class A, B and C shares:
   Portfolio turnover rate................         46%          98%        120%         82%       114%

---------------
(a) Total return does not consider the effects of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each year reported and includes reinvestment of dividends and distributions.
(b) Net of management fee waiver.
(c) Less than $.005 per share.
--------------------------------------------------------------------------------
See Notes to Financial Statements.

FINANCIAL HIGHLIGHTS                   PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

                                                                        Class B                                   Class C
                                            ----------------------------------------------------------------     ----------
                                                                                                                 Year Ended
                                                                                                                  December
                                                                Year Ended December 31,                             31,
                                            ----------------------------------------------------------------     ----------
                                              1996           1995           1994         1993         1992          1996
                                            --------       --------       --------     --------     --------     ----------
PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of period......  $  16.02       $  14.45       $  16.33     $  15.97     $  16.02      $  16.02
                                            --------       --------       --------     --------     --------     ----------
Income from investment operations
Net investment income.....................       .76(b)         .76(b)         .75          .84          .88           .72(b)
Net realized and unrealized gain (loss) on
   investment transactions................      (.42)          1.58          (1.78)        1.05          .44          (.42)
                                            --------       --------       --------     --------     --------     ----------
   Total from investment operations.......       .34           2.34          (1.03)        1.89         1.32           .30
                                            --------       --------       --------     --------     --------     ----------
Less distributions
Dividends from net investment income......      (.76)          (.76)          (.75)        (.84)        (.88)         (.72)
Distributions in excess of net investment
   income.................................     --   (c)        (.01)         --           --           --           --    (c)
Distributions from net realized gains.....     --             --              (.10)        (.69)        (.49)       --
                                            --------       --------       --------     --------     --------     ----------
   Total distributions....................      (.76)          (.77)          (.85)       (1.53)       (1.37)         (.72)
                                            --------       --------       --------     --------     --------     ----------
Net asset value, end of period............  $  15.60       $  16.02       $  14.45     $  16.33     $  15.97      $  15.60
                                            --------       --------       --------     --------     --------     ----------
                                            --------       --------       --------     --------     --------     ----------
TOTAL RETURN(a):..........................      2.26%         16.49%         (6.39)%      12.15%        8.50%         2.01%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (000)...........  $168,185       $222,865       $672,272     $848,299     $828,702          $772
Average net assets (000)..................  $193,312       $252,313       $751,623     $854,919     $829,830          $674
Ratios to average net assets:
   Expenses, including distribution
      fees................................      1.08%(b)       1.15%(b)       1.17%        1.09%        1.12%         1.33%(b)
   Expenses, excluding distribution
      fees................................       .58%(b)        .65%(b)        .67%         .59%         .62%          .58%(b)
   Net investment income..................      4.91%(b)       4.96%(b)       4.96%        5.09%        5.39%         4.67%(b)

                                                      Class C
                                            -----------------------------
                                                              August 1,
                                                               1994(e)
                                                               through
                                                             December 31,
                                                1995             1994
                                            ------------     ------------
PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of period......     $14.44           $15.13
                                                -----            -----
Income from investment operations
Net investment income.....................        .72(b)           .29
Net realized and unrealized gain (loss) on
   investment transactions................       1.59             (.69)
                                                -----            -----

   Total from investment operations.......       2.31             (.40)
                                                -----            -----

Less distributions
Dividends from net investment income......       (.72)            (.29)
Distributions in excess of net investment
   income.................................       (.01)          --
Distributions from net realized gains.....     --               --
                                                -----            -----

   Total distributions....................       (.73)            (.29)
                                                -----            -----

Net asset value, end of period............     $16.02           $14.44
                                                -----            -----
                                                -----            -----

TOTAL RETURN(a):..........................      16.22%           (2.63)%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (000)...........       $403             $141
Average net assets (000)..................       $247             $103
Ratios to average net assets:
   Expenses, including distribution
      fees................................       1.40%(b)         1.51%(d)
   Expenses, excluding distribution
      fees................................        .65%(b)          .76%(d)
   Net investment income..................       4.66%(b)         4.84%(d)

---------------
(a)Total return does not consider the effects of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported and includes reinvestment of dividends and distributions. Total returns for periods of less than a full year are not annualized.
(b) Net of management fee waiver.
(c) Less than $.005 per share.
(d) Annualized.
(e) Commencement of offering of Class C shares.
--------------------------------------------------------------------------------
                                              See Notes to Financial Statements.

REPORT OF INDEPENDENT ACCOUNTANTS      PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

To the Board of Directors and Shareholders of Prudential National Municipals Fund, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Prudential National Municipals Fund, Inc. (the "Fund") at December 31, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1996 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
1177 Avenue of the Americas
New York, New York
February 24, 1997

SUPPLEMENTAL PROXY INFORMATION         PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

   The Annual Meeting of Shareholders of the Prudential National Municipals Fund, Inc. was held on Wednesday, October 30, 1996 at the offices of Prudential Securities Incorporated, One Seaport Plaza, New York, New York. The meeting was held for the following purposes:

 (1) To elect Directors as follows: Edward D. Beach, Eugene C. Dorsey, Delayne Dedrick Gold, Robert F. Gunia, Harry A. Jacobs, Jr., Donald D. Lennox, Mendel A. Melzer, Thomas T. Mooney, Thomas H. O'Brien, Richard A. Redeker, Nancy H. Teeters and Louis A. Weil, III.

(2a) To approve the proposed elimination of the Fund's fundamental investment restriction relating to investment in shares of other investment companies.

(2b) Approval of amendment to the Fund's investment restrictions to permit an increase in the borrowing capabilities of the Fund.

(2c) Approval of amendment of the Fund's investment restriction to permit the Fund to use futures contracts and options thereon.

(2d) Approval of elimination of the Fund's investment restriction relating to the purchase and sale of puts and calls.

(2e) Approval of elimination of the Fund's investment restriction limiting investment to only those securities described in the investment objectives and policies section of the Prospectus and Statement of Additional Information.

(2f) Approval of an amendment to the Fund's investment restriction regarding the making of loans.

 (3) To ratify the selection of Price Waterhouse LLP as independent public accountants for the fiscal year ending December 31, 1996.

     The results of the proxy solicitation on the above matters were as follows:

Director/Matter                                                                    Votes for      Votes against     Abstentions
---------------                                                                    ----------     -------------     -----------
(1)   Edward D. Beach                                                              21,669,909               0          800,261
      Eugene C. Dorsey                                                             21,695,978               0          774,192
      Delayne Dedrick Gold                                                         21,693,106               0          777,064
      Robert F. Gunia                                                              21,719,174               0          750,996
      Harry A. Jacobs, Jr.                                                         21,621,774               0          848,396
      Donald D. Lennox                                                             21,695,643               0          774,527
      Mendel A. Melzer                                                             21,657,505               0          812,665
      Thomas T. Mooney                                                             21,725,894               0          744,276
      Thomas H. O'Brien                                                            21,722,761               0          747,409
      Richard A. Redeker                                                           21,688,529               0          781,641
      Nancy H. Teeters                                                             21,722,662               0          747,508
      Louis A. Weil, III                                                           21,677,273               0          792,897
(2a)  Amending of Investment Restriction of Shares in Other Investment Companies   19,832,903       1,251,969        1,321,190
(2b)  Amendment Relating to Borrowing Capabilities                                 19,066,451       1,978,982        1,360,629
(2c)  Amendment to Permit Futures and Options Use                                  18,914,088       2,036,911        1,455,063
(2d)  Elimination of Restriction of Puts and Calls                                 18,857,883       1,991,110        1,557,069
(2e)  Elimination of Restrictions Described in Investment                          19,652,582       1,404,919        1,348,561
(2f)  Amendment Regarding the Making of Loans                                      19,140,722       1,832,406        1,432,934
(3)   Price Waterhouse LLP                                                         21,052,350         367,446        1,050,374

--------------------------------------------------------------------------------

                                   APPENDIX I
                   DESCRIPTION OF TAX-EXEMPT SECURITY RATINGS

CORPORATE AND TAX-EXEMPT BOND RATINGS

  The four highest ratings of Moody's Investors Service ("Moody's") for tax-exempt and corporate bonds are Aaa, Aa, A and Baa. Bonds rated Aaa are judged to be of the "best quality." The rating of Aa is assigned to bonds which are of "high quality by all standards," but as to which margins of protection or other elements make long-term risks appear somewhat larger than Aaa rated bonds. The Aaa and Aa rated bonds comprise what are generally known as "high grade bonds." Bonds which are rated A by Moody's possess many favorable investment attributes and are considered "upper medium grade obligations." Factors giving security to principal and interest of A rated bonds are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. Bonds rated Baa are considered as "medium grade" obligations. They are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. Moody's applies numerical modifiers "1", "2", and "3" in each generic rating classification from Aa through B in its corporate bond rating system. The modifier "1" indicates that the security ranks in the higher end of its generic rating category; the modifier "2" indicates a mid-range ranking; and the modifier "3" indicates that the issue ranks in the lower end of its generic rating category. The forgoing ratings for tax-exempt bonds are sometimes presented in parentheses preceded with a "con" indicating the bonds are rated conditionally. Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed or (d) payments to which some other limiting condition attaches. Such parenthetical rating denotes the probable credit stature upon completion of construction or elimination of the basis of the condition.

  The four highest ratings of Standard & Poor's Ratings Group ("Standard & Poor's") for tax-exempt and corporate bonds are AAA, AA, A and BBB. Bonds rated AAA bear the highest rating assigned by Standard & Poor's to a debt obligation and indicate an extremely strong capacity to pay principal and interest. Bonds rated AA also qualify as high-quality debt obligations. Capacity to pay principal and interest is very strong, and in the majority of instances they differ from AAA issues only in small degree. Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions. The BBB rating, which is the lowest "investment grade" security rating by Standard & Poor's, indicates an adequate capacity to pay principal and interest. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay principal and interest for bonds in this category than for bonds in the A category. The foregoing ratings are sometimes followed by a "p" indicating that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the bonds being rated and indicates that payment of debt service requirements is largely and entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion.

TAX-EXEMPT NOTE RATINGS

  The ratings of Moody's for tax-exempt notes are MIG 1, MIG 2, MIG 3 and MIG
4. Notes bearing the designation MIG 1 are judged to be of the best quality, enjoying strong protection from established cash flows of funds for their servicing or from established and broad-based access to the market for refinancing, or both. Notes bearing the designation MIG 2 are judged to be of high quality, with margins of protection ample although not so large as in the preceding group. Notes bearing the designation MIG 3 are judged to be of favorable quality, with all security elements accounted for but lacking the undeniable strength of the preceding grades. Market access for refinancing, in particular, is likely to be less well established. Notes bearing the designation MIG 4 are judged to be of adequate quality, carrying specific risk but having protection commonly regarded as required of an investment security and not distinctly or predominantly speculative.

  The ratings of Standard & Poor's for municipal notes issued on or after July 29, 1984 are "SP-1" "SP-2" and "SP-3". Prior to July 29, 1984, municipal notes carried the same symbols as municipal bonds. The designation "SP-1" indicates a very strong capacity to pay principal and interest. A "+" is added for those issues determined to possess overwhelming safety characteristics. An "SP-2" designation indicates a satisfactory capacity to pay principal and interest while an "SP-3" designation indicates speculative capacity to pay principal and interest.
                                      I-1

CORPORATE AND TAX-EXEMPT COMMERCIAL PAPER RATINGS

  Moody's and Standard & Poor's rating grades for commercial paper, set forth below, are applied to Municipal Commercial Paper as well as taxable commercial paper.

  Moody's Commercial Paper ratings are opinions of the ability of issuers to repay punctually promissory obligations not having an original maturity in excess of nine months. Moody's employs the following three designations, all judged to be investment grade, to indicate the relative repayment capacity of rate issuers: Prime-1, superior capacity; Prime-2, strong capacity; and Prime-3, acceptable capacity.

  Standard & Poor's commercial paper rating is a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days. Ratings are graded into four categories, ranging from "A" for the highest quality obligations to "D" for the lowest. Issues assigned A ratings are regarded as having the greatest capacity for timely payment. Issues in this category are further refined with the designation 1, 2 and 3 to indicate the relative degree of safety. The "A-1" designation indicates the degree of safety regarding timely payment is very strong. A "+" designation is applied to those issues rated "A-1" which possess an overwhelming degree of safety. The "A-2" designation indicates that capacity for timely payment is strong. However, the relative degree of safety is not as overwhelming as for issues designated "A-1." The "A-3" designation indicates that the capacity for timely payment is satisfactory. Such issues, however, are somewhat more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations. Issues rated "B" are regarded as having only an adequate capacity for timely payment and such capacity may be impaired by changing conditions or short-term adversities.

                                   APPENDIX II
                         GENERAL INVESTMENT INFORMATION

  The following terms are used in mutual fund investing.

ASSET ALLOCATION

  Asset allocation is a technique for reducing risk, providing balance. Asset allocation among different types of securities within an overall investment portfolio helps to reduce risk and to potentially provide stable returns, while enabling investors to work toward their financial goal(s). Asset allocation is also a strategy to gain exposure to better performing asset classes while maintaining investment in other asset classes.

DIVERSIFICATION

  Diversification is a time-honored technique for reducing risk, providing "balance" to an overall portfolio and potentially achieving more stable returns. Owning a portfolio of securities mitigates the individual risks (and returns) of any one security. Additionally, diversification among types of securities reduces the risks and (general returns) of any one type of security.

DURATION

  Debt securities have varying levels of sensitivity to interest rates. As interest rates fluctuate, the value of a bond (or a bond portfolio) will increase or decrease. Longer term bonds are generally more sensitive to changes in interest rates. When interest rates fall, bond prices generally rise. Conversely, when interest rates rise, bond prices generally fall.

  Duration is an approximation of the price sensitivity of a bond (or a bond portfolio) to interest rate changes. It measures the weighted average maturity of a bond's (or a bond portfolio's) cash flows, i.e., principal and interest rate payments. Duration is expressed as a measure of time in years-the longer the duration of a bond (or a bond portfolio), the greater the impact of interest rate changes on the bond's (or the bond portfolio's) price. Duration differs from effective maturity in that duration takes into account call provisions, coupon rates and other factors. Duration measures interest rate risk only and not other risks, such as credit risk and, in the case of non-U.S. dollar denominated securities, currency risk. Effective maturity measures the final maturity dates of a bond (or a bond portfolio).

MARKET TIMING

  Market timing-buying securities when prices are low and selling them when prices are relatively higher-may not work for many investors because it is impossible to predict with certainty how the price of a security will fluctuate. However, owning a security for a long period of time may help investors offset short-term price volatility and realize positive returns.

POWER OF COMPOUNDING

  Over time, the compounding of returns can significantly impact investment returns. Compounding is the effect of continuous investment on long-term investment results, by which the proceeds of capital appreciation (and income distributions, if elected) are reinvested to contribute to the overall growth of assets. The long-term investment results of compounding may be greater than that of an equivalent initial investment in which the proceeds of capital appreciation and income distributions are taken in cash.

                                   APPENDIX III
                          HISTORICAL PERFORMANCE DATA

  The historical performance data contained in this Appendix relies on data obtained from statistical services, reports and other services believed by the Manager to be reliable. The information has not been independently verified by the Manager.

  This chart shows the long-term performance of various asset classes and the rate of inflation.

                                  [MAC CHART]


Source: Stocks, Bonds, Bills, and Inflation 1996 Yearbook, Ibbotson Associates, Chicago (annually updates work by Roger G. Ibbotson and Rex A. Sinquefield). Used with permission. All rights reserved. This chart is for illustrative purposes only and is not indicative of the past, present, or future performance of any asset class or any Prudential Mutual Fund.

Generally, stock returns are attributable to capital appreciation and the reinvestment of distributions. Bond returns are attributable mainly to the reinvestment of distributions. Also, stock prices are usually more volatile than bond prices over the long-term. Small stock returns for 1926-1989 are those of stocks comprising the 5th quintile of the New York Stock Exchange. Thereafter, returns are those of the Dimensional Fund Advisors (DFA) Small Company Fund. Common stock returns are based on the S&P Composite Index, a market-weighted, unmanaged index of 500 stocks (currently) in a variety of industries. It is often used as a broad measure of stock market performance.

Long-term government bond returns are represented by a portfolio that contains only one bond with a maturity of roughly 20 years. At the beginning of each year a new bond with a then-current coupon replaces the old bond. Treasury bill returns are for a one-month bill. Treasuries are guaranteed by the government as to the timely payment of principal and interest; equities are not. Inflation is measured by the consumer price index (CPI).


                                      III-1

  Set forth below is historical performance data relating to various sectors of the fixed-income securities markets. The chart shows the historical total returns of U.S. Treasury bonds, U.S. mortgage securities, U.S. corporate bonds, U.S. high yield bonds and world government bonds on an annual basis from 1987 to September 1995. The total returns of the indices include accrued interest, plus the price changes (gains or losses) of the underlying securities during the period mentioned. The data is provided to illustrate the varying historical total returns and investors should not consider this performance data as an indication of the future performance of the Fund or of any sector in which the Fund invests.

  All information relies on data obtained from statistical services, reports and other services believed by the Manager to be reliable. Such information has not been verified. The figures do not reflect the operating expenses and fees of a mutual fund. See "Fund Expenses" in the prospectus. The net effect of the deduction of the operating expenses of a mutual fund on these historical total returns, including the compounded effect over time, could be substantial.


                                              HISTORICAL TOTAL RETURNS OF DIFFERENT BOND MARKET SECTORS


                                            '87       '88       '89       '90       '91       '92       '93       '94       '95
-------------------------------------------------------------------------------------------------------------------------------

U.S. GOVERNMENT TREASURY BONDS(1)           2.0%      7.0%     14.4%      8.5%     15.3%      7.2%     10.7%     (3.4)%    18.4%

U.S. GOVERNMENT MORTGAGE SECURITIES(2)      4.3%      6.7%     15.4%     10.7%     15.7%      7.0%     5.8%      (1.6)%    16.8%

U.S. INVESTMENT GRADE CORPORATE BONDS(3)    2.6%      9.2%     14.1%      7.1%     18.5%      8.7%     12.2%     (3.9)%    22.3%

U.S. HIGH YIELD CORPORATE BONDS(4)          5.0%     12.5%      0.8%     (9.6)%    46.2%     15.8%     17.1%     (1.0)%    19.2%

WORLD GOVERNMENT BONDS(5)                  35.2%      2.3%     (3.4)%    15.3%     16.2%      4.8%     15.1%      6.0%     19.6%
--------------------------------------------------------------------------------------------------------------------------------

DIFFERENCE BETWEEN HIGHEST AND LOWEST
RETURN PERCENT                             33.2      10.2      18.8      24.9      30.9      11.0      10.3       9.9       5.5
--------------------------------------------------------------------------------------------------------------------------------


(1)LEHMAN BROTHERS TREASURY BOND INDEX is an unmanaged index made up of over 150 public issues of the U.S. Treasury having maturities of at least one year.

(2)LEHMAN BROTHERS MORTGAGE-BACKED SECURITIES INDEX is an unmanaged index that includes over 600 15- and 30-year fixed-rate mortgage-backed securities of the Governmental National Mortgage Association (GNMA), Federal National Mortgage Association (FNMA), and the Federal Home Loan Mortgage Corporation (FHLMC).

(3)LEHMAN BROTHERS CORPORATE BOND INDEX includes over 3,000 public fixed-rate, nonconvertible investment-grade bonds. All bonds are U.S. dollar-denominated issues and include debt issued or guaranteed by foreign sovereign governments, municipalities, governmental agencies or international agencies. All bonds in the index have maturities of at least one year.

(4)LEHMAN BROTHERS HIGH YIELD BOND INDEX is an unmanaged index comprising over 750 public, fixed-rate, nonconvertible bonds that are rated Ba1 or lower by Moody's Investors Service (or rated BB+ or lower by Standard & Poor's or Fitch Investors Service). All bonds in the index have maturities of at least one year.

(5)SALOMON BROTHERS WORLD GOVERNMENT INDEX (NON U.S.) Includes over 800 bonds issued by various foreign governments or agencies, excluding those in the U.S., but including those in Japan, Germany, France, the U.K., Canada, Italy, Australia, Belgium, Denmark, the Netherlands, Spain, Sweden, and Austria. All bonds in the index have maturities of at least one year.


                                      III-2

This chart illustrates the performance of major world stock markets for the period from 1986 through 1995. It does not represent the performance of any Prudential Mutual Fund.

AVERAGE ANNUAL TOTAL RETURNS OF MAJOR WORLD STOCK MARKETS (1986-1995) (U.S. DOLLARS)

                                     [CHART]

                       Hong Kong                    23.8%
                       Belgium                      20.7%
                       Sweden                       19.4%
                       Netherland                   19.3%
                       Spain                        17.9%
                       Switzerland                  17.1%
                       France                       15.3%
                       U.K.                         15.0%
                       U.S.                         14.8%
                       Japan                        12.8%
                       Austria                      10.9%
                       Germany                      10.7%

Source: Morgan Stanley Capital International (MSCI) and Lipper Analytical New Applications. Used with permission. Morgan Stanley Country indices are unmanaged indices which include those stocks making up the largest two-thirds of each country's total stock market capitalization. Returns reflect the reinvestment of all distributions. This chart is for illustrative purposes only and is not indicative of the past, present or future performance of any specific investment. Investors cannot invest directly in stock indices.



This chart shows the growth of a hypothetical $10,000 investment made in the stocks representing the S&P 500 stock index with and without reinvested dividends.


                                    [GRAPH]


Source: Stocks, Bonds, Bills, and inflation 1996 Yearbook, Ibbotson Associates, Chicago (annually updates work by Roger G. Ibbotson and Rex A. Sinquefield). Used with permission. All rights reserved. This chart is used for illustrative purposes only and is not intended to represent the past, present or future performance of any Prudential Mutual Fund. Common stock total return is based on the Standard & Poor's 500 Stock index, a market-value-weighted index made up of 500 of the largest stocks in the U.S. based upon their stock market value. Investors cannot invest directly in indices.


                    World Stock Market Capitalization By Region
                           World Total: $9.2 Trillion

                                     [CHART]

                             Canada             2.2%
                             Europe            28.3%
                             Pacific Basin     28.7%
                             U.S.              40.8%


Source: Morgan Stanley Capital International. December 1995. Used with permission. This chart represents the capitalization of major world stock markets as measured by the Morgan Stanley Capital International (MSCI) World Index. The total market capitalization is based on the value of 1579 companies in 22 countries (representing approximately 60% of the aggregate market value of the stock exchanges). This chart is for illustrative purposes only and does not represent the allocation of any Prudential Mutual Fund.


                                      III-3

  This chart below shows the historical volatility of general interest rates as measured by the long U.S. Treasury Bond.

               LONG U.S. TREASURY BOND YIELD IN PERCENT (1926-1996)

                            [Line Chart Showing Yield]

Source: Stocks, Bonds, Bills, and Inflation 1995 Yearbook, Ibbotson Associates, Chicago (annually updates work by Roger G. Ibbotson and Rex A. Sinquefield). Used with permission. All rights reserved. The chart illustrates the historical yield of the long-term U.S. Treasury Bond from 1926-1994. Yields represent that of an annual renewed one-bond portfolio with a remaining maturity of approximately 20 years. This chart is for illustrative purposes and should not be construed to represent the yields of any Prudential Mutual Fund.

                                      III-4

    The following chart, although not relevant to share ownership in the Fund, may provide useful information about the effects of a hypothetical investment diversified over different asset portfolios. The chart shows the range of annual total returns for major stock and bond indices for the period from December 31, 1975 through December 31, 1995. The horizontal "Best Returns Zone" band shows that a hypothetical blend portfolio constructed of one-third U.S. stocks (S&P
500), one-third foreign stocks (EAFE Index), and one-third U.S. bonds (Lehman Index) would have eliminated the "highest highs" and "lowest lows" of any single asset class.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

 THE RANGE OF ANNUAL TOTAL RETURNS FOR MAJOR STOCK &
         BOND INDICES OVER THE PAST 20 YEARS
                 (12/31/75-12/31/95)*
                         69.9%

                                                        EAFE    S&P 500       Lehman Aggregate
                                                        69.9%      37.6%       32.6%
                                                        -23.2%     -7.2%       -2.9%
Best Returns Zone
With a Diversified Blend
1/3 S&P 500 Index
1/3 EAFE Index
1/3 Lehman Aggregate Index

* Source: Prudential Investment Corporation based on data from Lipper Analytical New Applications (LANA). Past performance is not indicative of future results. The S&P 500 Index is a weighted, unmanaged index comprised of 500 stocks which provides a broad indication of stock price movements. The Morgan Stanley EAFE Index in an unmanaged index comprised of 20 overseas stock markets in Europe, Australia, New Zealand and the Far East. The Lehman Aggregate Index includes all publicly-issued investment grade debt with maturities over one year, including U.S. government and agency issues, 15 and 30 year fixed-rate government agency mortgage securities, dollar denominated SEC registered corporate and government securities, as well as asset-backed securities. Investors cannot invest directly in stock or bond market indices.


                                      III-5

                                    APPENDIX IV
                     INFORMATION RELATING TO THE PRUDENTIAL

  Set forth below is information relating to The Prudential Insurance Company of America (Prudential) and its subsidiaries as well as information relating to the Prudential Mutual Funds. See "How the Fund is Managed-Manager" in the Prospectus. The data will be used in sales materials relating to the Prudential Mutual Funds. Unless otherwise indicated, the information is as of December 31, 1995 and is subject to change thereafter. All information relies on data provided by The Prudential Investment Corporation (PIC) or from other sources believed by the Manager to be reliable. Such information has not been verified by the Fund.

INFORMATION ABOUT PRUDENTIAL

  The Manager and PIC(1) are subsidiaries of Prudential, which is one of the largest diversified financial services institutions in the world and, based on total assets, the largest insurance company in North America as of December 31, 1995. Its primary business is to offer a full range of products and services in three areas: insurance, investments and home ownership for individuals and families; health-care management and other benefit programs for employees of companies and members of groups; and asset management for institutional clients and their associates. Prudential (together with its subsidiaries) employs more than 92,000 persons worldwide, and maintains a sales force of approximately 13,000 agents and 5,600 financial advisors. Prudential is a major issuer of annuities, including variable annuities. Prudential seeks to develop innovative products and services to meet consumer needs in each of its business areas. Prudential uses the Rock of Gibraltar as its symbol. The Prudential rock is a recognized brand name throughout the world.

  INSURANCE. Prudential has been engaged in the insurance business since 1875. It insures or provides financial services to more than 50 million people worldwide-one of every five people in the United States. Long one of the largest issuers of individual life insurance, the Prudential has 19 million life insurance policies in force today with a face value of $1 trillion. Prudential has the largest capital base ($11.4 billion) of any life insurance company in the United States. The Prudential provides auto insurance for more than 1.7 million cars and insures more than 1.4 million homes.

  MONEY MANAGEMENT. The Prudential is one of the largest pension fund managers in the country, providing pension services to 1 in 3 Fortune 500 firms. It manages $36 billion of individual retirement plan assets, such as 401(k) plans. In July 1996, INSTITUTIONAL INVESTOR ranked Prudential the fifth largest institutional money manager of the 300 largest money management organizations in the United States as of December 31, 1995. As of December 31, 1995, Prudential had more than $314 billion in assets under management. Prudential's Investments, a business group of Prudential (of which Prudential Mutual Funds is a key part) manages over $190 billion in assets of institutions and individuals.

  REAL ESTATE. The Prudential Real Estate Affiliates, the fourth largest real estate brokerage network in the United States, has more than 34,000 brokers and agents and more than 1,100 offices in the United States. (2)

  HEALTHCARE. Over two decades ago, the Prudential introduced the first federally-funded, for-profit HMO in the country. Today, almost 5 million Americans receive healthcare from a Prudential managed care membership.

  FINANCIAL SERVICES. The Prudential Bank, a wholly-owned subsidiary of the Prudential, has nearly $3 billion in assets and serves nearly 1.5 million customers across 50 states.

INFORMATION ABOUT THE PRUDENTIAL MUTUAL FUNDS

  Prudential Mutual Fund Management is one of the seventeen largest mutual fund companies in the country, with over 2.5 million shareholders invested in more than 50 mutual fund portfolios and variable annuities with more than 3.7 million shareholder accounts.

  The Prudential Mutual Funds have over 30 portfolio managers who manage over $55 billion in mutual fund and variable annuity assets. Some of Prudential's portfolio managers have over 20 years of experience managing investment portfolios.
-------
1 Prudential Mutual Fund Investment Management, a unit of PIC, serves as the
  Subadviser to substantially all of the Prudential Mutual Funds. Wellington Management Company serves as the subadviser to Global Utility Fund, Inc., Nicholas-Applegate Capital Management as subadviser to Nicholas-Applegate Fund, Inc., Jennison Associates Capital Corp. as the subadviser to Prudential Jennison Series Fund, Inc. and Prudential Active Balanced Fund, a portfolio of Prudential Dryden Fund, and Mercater Asset Management, L.P., as subadviser to International Stock Series, a portfolio of Prudential World Fund, Inc., and BlackRock Financial Management, Inc. as subadviser to The BlackRock Government Income Trust. There are multiple subadvisers for The Target Portfolio Trust.

2 As of December 31, 1994.

  From time to time, there may be media coverage of portfolio managers and other investment professionals associated with the Manager and the Subadviser in national and regional publications, on television and in other media. Additionally, individual mutual fund portfolios are frequently cited in surveys conducted by national and regional publications and media organizations such as THE WALL STREET JOURNAL, THE NEW YORK TIMES, BARRON'S and USA Today.

  EQUITY FUNDS. Forbes magazine listed Prudential Equity Fund among twenty mutual funds on its Honor Roll in its mutual fund issue of August 28, 1995. Honorees are chosen annually among mutual funds (excluding sector funds) which are open to new investors and have had the same management for at least five years. FORBES considers, among other criteria, the total return of a mutual fund in both bull and bear markets as well as a fund's risk profile. Prudential Equity Fund is managed with a "value" investment style by PIC. In 1995, Prudential Securities introduced Prudential Jennison Fund, a growth-style equity fund managed by Jennison Associates Capital Corp., a premier institutional equity manager and a subsidiary of Prudential.

  HIGH YIELD FUNDS. Investing in high yield bonds is a complex and research intensive pursuit. A separate team of high yield bond analysts monitor the 167 issues held in the Prudential High Yield Fund (currently the largest fund of its kind in the country) along with 100 or so other high yield bonds, which may be considered for purchase.(3) Non-investment grade bonds, also known as junk bonds or high yield bonds, are subject to a greater risk of loss of principal and interest including default risk than higher-rated bonds. Prudential high yield portfolio managers and analysts meet face-to-face with almost every bond issuer in the High Yield Fund's portfolio annually, and have additional telephone contact throughout the year.

  Prudential's portfolio managers are supported by a large and sophisticated research organization. Fourteen investment grade bond analysts monitor the financial viability of approximately 1,750 different bond issuers in the investment grade corporate and municipal bond markets-from IBM to small municipalities, such as Rockaway Township, New Jersey. These analysts consider among other things sinking fund provisions and interest coverage ratios.

  Prudential's portfolio managers and analysts receive research services from almost 200 brokers and market service vendors. They also receive nearly 100 trade publications and newspapers-from Pulp and Paper Forecaster to Women's Wear Daily-to keep them informed of the industries they follow.

  Prudential Mutual Funds' traders scan over 100 computer monitors to collect detailed information on which to trade. From natural gas prices in the Rocky Mountains to the results of local municipal elections, a Prudential portfolio manager or trader is able to monitor it if it's important to a Prudential mutual fund.

  Prudential Mutual Funds trade approximately $31 billion in U.S. and foreign government securities a year. PIC seeks information from government policy makers. In 1995, Prudential's portfolio managers met with several senior U.S. and foreign government officials, on issues ranging from economic conditions in foreign countries to the viability of index-linked securities in the United States.

  Prudential Mutual Funds' portfolio managers and analysts met with over 1,200 companies in 1995, often with the Chief Executive Officer (CEO) or Chief Financial Officer (CFO). They also attended over 250 industry conferences.

  Prudential Mutual Fund global equity managers conducted many of their visits overseas, often holding private meetings with a company in a foreign language (our global equity managers speak 7 different languages, including Mandarin Chinese).

  TRADING DATA.(4) On an average day, Prudential Mutual Funds' U.S. and foreign equity trading desks traded $77 million in securities representing over 3.8 million shares with nearly 200 different firms. Prudential Mutual Funds' bond trading desks traded $157 million in government and corporate bonds on an average day. That represents more in daily trading than most bond funds tracked by Lipper even have in assets.(5) Prudential Mutual Funds' money market desk traded $3.2 billion in money market securities on an average day, or over $800 billion a year. They made a trade every 3 minutes of every trading day. In
1994, the Prudential Mutual Funds effected more than 40,000 trades in money market securities and held on average $20 billion of money market securities.(6)
-------
(3)As of December 31, 1995. The number of bonds and the size of the Fund are subject to change.
(4)Trading data represents average daily transactions for portfolios of the Prudential Mutual Funds for which PIC serves as the subadviser, portfolios of the Prudential Series Fund and institutional and non-US accounts managed by Prudential Mutual Fund Investment Management, a division of PIC, for the year ended December 31, 1995.
(5)Based on 669 funds in Lipper Analytical Services categories of Short U.S. Treasury, Short U.S. Government, Intermediate U.S. Treasury, Intermediate U.S. Government, Short Investment Grade Debt, Intermediate Investment Grade Debt, General U.S. Treasury, General U.S. Government and Mortgage funds.
(6)As of December 31, 1994.

  Based on complex-wide data, on an average day, over 7,250 shareholders telephoned Prudential Mutual Fund Services, Inc., the Transfer Agent of the Prudential Mutual Funds, on the Prudential Mutual Funds' toll-free number. On an annual basis, that represents approximately 1.8 million telephone calls answered.

INFORMATION ABOUT PRUDENTIAL SECURITIES

  Prudential Securities is the fifth largest retail brokerage firm in the United States with approximately 5,600 financial advisors. It offers to its clients a wide range of products, including Prudential Mutual Funds and annuities. As of December 31, 1995, assets held by Prudential Securities for its clients approximated $168 billion. During 1994, over 28,000 new customer accounts were opened each month at PSI. (7)

  Prudential Securities has a two-year Financial Advisor training program plus advanced education programs, including Prudential Securities "university," which provides advanced education in a wide array of investment areas. Prudential Securities is the only Wall Street firm to have its own in-house Certified Financial Planner (CFP) program. In the December 1995 issue of Registered Rep, an industry publication, Prudential Securities' Financial Advisor training programs received a grade of A(compared to an industry average of B+) .

  In 1995, Prudential Securities' equity research team ranked 8th in Institutional Investor magazine's 1995 "All America Research Team" survey. Five Prudential Securities' analysts were ranked as first-team finishers. (8)

  In addition to training, Prudential Securities provides its financial advisors with access to firm economists and market analysts. It has also developed proprietary tools for use by financial advisors, including the Financial ArchitectSM, a state-of-the-art asset allocation software program which helps Financial Advisors to evaluate a client's objectives and overall financial plan, and a comprehensive mutual fund information and analysis system that compares different mutual funds.

  For more complete information about any of the Prudential Mutual Funds, including charges and expenses, call your Prudential Securities financial adviser or Pruco/Prudential representative for a free prospectus. Read it carefully before you invest or send money.



-------
(7)As of December 31, 1994.
(8)On an annual basis, Institutional Investor magazine surveys more than 700 institutional money managers, chief investment officers and research directors, asking them to evaluate analysts in 76 industry sectors. Scores are produced by taking the number of votes awarded to an individual analyst and weighting them based on the size of the voting institution. In total, the magazine sends its survey to approximately 2,000 institutions and a group of European and Asian institutions.

PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.

PERFORMANCE AT A GLANCE.

After an exceptional year in 1995, the municipal bond market disappointed investors in 1996. During the year, the 30-day SEC yield on your Fund rose as much as a half of a percentage point, then ended on December 31, 1996 slightly higher than it was at the beginning of the year. But at the same time, bond prices fell when interest rates rose. As a result, your Fund produced positive, although limited, returns. In addition, the Fund performed behind the average general municipal fund measured by Lipper Analytical Services because it had been positioned in anticipation of falling interest rates.


CUMULATIVE TOTAL RETURNS(1)                                       AS OF 12/31/96
--------------------------------------------------------------------------------
                                   ONE       FIVE      TEN       SINCE
                                   YEAR      YEARS     YEARS     INCEPTION(2)
--------------------------------------------------------------------------------
     CLASS A                       2.7%      38.3%     N/A       66.9%
     CLASS B                       2.3       35.7      85.8%     304.6
     CLASS C                       2.0       N/A       N/A       15.4
LIPPER GEN. MUNI AVG(3)            3.3       38.9      100.3     **


AVERAGE ANNUAL TOTAL RETURNS(1)                                   AS OF 12/31/96
--------------------------------------------------------------------------------
                                   ONE       FIVE      TEN       SINCE
                                   YEAR      YEARS     YEARS     INCEPTION(2)
--------------------------------------------------------------------------------
Class A                            -0.4%     6.0%      N/A       7.2%
Class B                            -2.7      6.1       6.4%      8.7
Class C                             1.0      N/A       N/A       6.1




DIVIDENDS & YIELDS                                                AS OF 12/31/96
--------------------------------------------------------------------------------
                                                 TAXABLE EQUIVALENT YIELD(5)
            TOTAL DIVIDENDS      30-DAY                AT TAX RATES OF
           PAID FOR 12 MOS.     SEC YIELD            36%             39.6%
--------------------------------------------------------------------------------
CLASS A        $0.82         4.75% (4.70)(4)    7.42% (7.34)(4)  7.86% (7.78)(4)
CLASS B        $0.76         4.49  (4.44)(4)    7.02  (6.94)(4)  7.43  (7.35)(4)
CLASS C        $0.72         4.24  (4.19)4      6.63  (6.55)(4)  7.02  (6.94)(4)


Past performance is not indicative of future results. Principal and investment return will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

(1)Source: Prudential Mutual Fund Management and Lipper Analytical Services. The cumulative total returns do not take into account sales charges. The average annual returns do take into account applicable sales charges. The Fund charges a maximum front-end sales load of 3% for Class A shares and a declining contingent deferred sales charge (CDSC) 5%, 4%, 3%, 2%, 1% and 1% for six years, for Class B shares. Class C shares have a 1% CDSC for one year. Class B shares automatically convert to Class A shares on a quarterly basis, after approximately seven years.

(2)Inception dates: 1/22/90 for Class A; 4/25/80 for Class B; 8/1/94 for
Class C.

(3)These are the cumulative total returns of 225 funds in the Lipper General Municipal Fund category for one year, 103 funds for five years and 64 funds for 10 years.

(4)The numbers in parentheses ( ) show the Fund's average annual returns, 30-day SEC yield and taxable equivalent yields without waiver of management fees and/or expenses subsidization.

(5)Some investors may be subject to the federal alternative minimum tax and/or state and local taxes. Taxable equivalent yields reflect federal taxes only.

**Lipper since inception returns were Class A: 67.2% for 87 funds; Class B:
333.5% for 31 funds; and Class C: 16.8% for 182 funds. Lipper provides data on a monthly basis, so for comparative purposes, these returns reflect the Fund's first full calendar month of performance.

                            HOW INVESTMENTS COMPARED.
                                (AS OF 12/31/96)

     12-Month Total Returns
     20-Year Average Annual Total Returns

             U.S.          GENERAL        GENERAL              U.S.
            GROWTH          BOND         MUNI DEBT           TAXABLE
             FUNDS          FUNDS         FUNDS             MONEY FUNDS


SOURCE: LIPPER ANALYTICAL SERVICES. Financial markets change, so a mutual fund's past performance should never be used to predict future results. The risks to each of the investments listed above are different -- we provide 12-month total returns for several Lipper mutual fund categories to show you that reaching for higher yields means tolerating more risk. The greater the risk, the larger the potential reward or loss. In addition, we've included historical 20-year average annual returns. These returns assume the reinvestment of dividends.

U.S. GROWTH FUNDS will fluctuate a great deal. Investors have received higher historical total returns from stocks than from most other investments. Smaller capitalization stocks offer greater potential for long-term growth but may be more volatile than larger capitalization stocks.

GENERAL BOND FUNDS provide more income than stock funds, which can help smooth out their total returns year by year. But their prices still fluctuate (sometimes significantly) and their returns have been historically lower than those of stock funds.

GENERAL MUNICIPAL DEBT FUNDS invest in bonds issued by state governments, state agencies and/or municipalities. This investment provides income that is usually exempt from federal and state income taxes.

MONEY MARKET FUNDS attempt to preserve a constant share value; they don't fluctuate much in price but, historically, their returns have been generally among the lowest of the major investment categories.

[PHOTO]

PETER J. ALLEGRINI, FUND MANAGER

PORTFOLIO MANAGER'S REPORT

We invest in carefully selected, medium quality, long-term municipal bonds that offer a high level of current income exempt from federal income taxes. These bonds are varied among the states, maturities, and types of activity they support. There can be no assurance that the Fund will achieve its investment objective.

STRATEGY SESSION.


PORTFOLIO BREAKDOWN.
EXPRESSED AS A PERCENTAGE OF
TOTAL INVESTMENTS AS OF 12/31/96.

[CHART]

Pre-Refunded                      5%
Misc.                             5%
Revenue                          66%
General Obligations              24%


WE WERE CONSERVATIVE.

We followed a fairly conservative strategy in 1996. High quality, more conservative bonds were priced most attractively, so we focused on them. The tax-free municipal bond market did not reward us enough to accept the risks posed by bonds with lower credit quality or longer maturities. As a result, your Fund now has a higher credit quality, and a shorter average maturity, than it did a year ago. At the same time, because interest rates in the bond market are higher than they were a year ago, your Fund has a higher yield. Let us explain:

HIGH ON QUALITY.

As the supply of municipal bonds shrunk in 1996 to the lowest level since 1991, more investors competed for fewer and fewer bonds. The shrinkage was purely technical and won't persist -- a large number of bonds were issued in 1986, before that year's sweeping tax reform law was adopted, and many were called by their issuers this year.

This situation worked in favor of conservative, quality bond funds that buy investment grade bonds, including us. Other investors searching for high yields bid the prices of lower-quality bonds up so high that higher-quality bonds we like to buy seemed inexpensive, particularly given that they carry far less credit risk. We took advantage of this discrepancy to sell some of our lower-rated bonds, bringing them down to 20% of Fund assets as of December 31, 1996 from 31% a year earlier. This increased our AAA-rated and insured bonds to 60% of the Fund's assets from 45%.


MORE INSURED BONDS.

AS BUYERS BECOME MORE QUALITY CONSCIOUS, MORE TAX-FREE MUNICIPAL BONDS ARE BEING ISSUED WITH INSURANCE. FOR EXAMPLE, IN 1996, 46% OF ALL NEW TAX-FREE MUNICIPAL BONDS ISSUED NATIONALLY WERE INSURED. INSURED BONDS IN OUR FUND NOW TOTAL 54% OF ASSETS, UP FROM 42% A YEAR AGO. THIS BENEFITS YOU, BECAUSE PAYMENT OF BOTH INTEREST AND PRINCIPAL OF A BOND ARE GUARANTEED BY AN INSURANCE COMPANY. OF COURSE, NO INSURANCE IS AVAILABLE TO PREVENT THE PRICE OF BONDS, AND BOND FUNDS, FROM FLUCTUATING FROM DAY TO DAY.

FIVE LARGEST ISSUERS.
3.9% Washington St. Public Power Nuclear Projects
3.5% New York City Municipal Water Finance Authority
3.4% New York City General Obligations
3.0% Tulsa (OK) Municipal Airport Trust Revenue
2.3% Ohio St. Water Dev. Auth. Pollution Control Facilities

Expressed as a percentage of total net assets as of 12/31/96.

WHAT WENT WELL.

REFUNDS, YES!

When interest rates fall, homeowners refinance their mortgages. Those who sell tax-free municipal bonds do something similar -- they refund them, by purchasing U.S. Treasurys at lower interest rates and placing them in escrow to repay the debt as scheduled. This makes the bondholder almost as happy as the bond issuer, because the bonds become more valuable when their interest and principal is guaranteed by U.S. Treasurys (which carry a higher credit rating than the borrower). We were pleased that two bonds we owned this year issued by Harris County, TX, and Henrico County, VA., were refunded. These bonds represented 2% of the Fund.

We sold these bonds at a profit and then reinvested them in longer-term bonds maturing in 18 to 20 years. So not only did we make a profit on the sale, we added about 1.5 percentage points of higher yield to those positions because of the transaction.

AND NOT SO WELL.

LONG WAS WRONG.

Despite these positive moves, our returns early in 1996 were constrained because we held long maturities when interest rates rose suddenly. At the time, the economy seemed to be on the brink of recession, hopes were high in Washington for a balanced budget, and interest rates were falling. Suddenly, though, the tables turned. The economy awoke from its winter slumber and interest rates surged. Investors were no longer interested in long-term bonds. The Fund wasn't positioned for this turnaround, and its performance suffered.

LOOKING AHEAD.

As 1997 began, municipal bond investors had cause for optimism. Inflation has been quite subdued. In fact, if you exclude the often volatile food and energy prices, consumer prices were up 2.6% in 1996, tying 1994's gain, which was the lowest since 1965. But there are some concerns on the horizon. Unemployment is just coming off a seven-year low, so we do have to watch the potential for wage inflation. But so far -- at least in 1996 -- it seemed to be under control.


CREDIT QUALITY.
EXPRESSED AS A PERCENTAGE OF
TOTAL INVESTMENTS AS OF 12/31/96.

[CHART]

A                                 7%
AAA                               6%
Cash                              1%
Insured                          54%
BBB                              20%
AA                               12%

PRESIDENT'S LETTER                                              FEBRUARY 3, 1997

[PHOTO]

DEAR SHAREHOLDER:

For many investors, 1996 was the second year of back-to-back, double-digit stock market returns. In late November, the Dow Jones Industrial Average passed 6500 -- only weeks after breaking the 6000 mark in mid-October -- and another record high was reached in January 1997. America's economic expansion is entering its sixth year and there seems little evidence of an end to the continued modest growth and low inflation we've enjoyed for the last several years.

This is good news. For most investors it's meant an increase in their share values for college funds, retirement nest eggs or other long-term financial goals. However, as you read your year-end account statements and make plans for 1997, it's important to remember that there never is a "sure thing" when it comes to investment returns. Stock and bond markets go down just as they go up. (Did you notice the brief period of decline this past summer?) No one likes to see the value of their investments fall but such periods remind us we must keep our expectations realistic.

Regardless of the market's direction, a wise investor plans for tomorrow's needs today. Your Financial Advisor or Registered Representative can help you:

- Review your portfolio and suggest strategies for 1997, such as diversifying across different types of investments. Financial markets seldom move in lockstep. By investing in a mix of stock and bond funds (foreign & domestic) and money market funds you may be in a better position to achieve your long-term goals and to weather periods of uncertainty.

- See why annuities have become popular retirement planning tools. The choices are broader than ever. Our new DISCOVERY SELECT-SM- Variable Annuity offers you many of the keys to successful retirement planning, including a personalized asset allocation program and a choice of 21 variable- or fixed-rate investment options offering a broad array of investment objectives and styles.

- Explain new retirement savings developments. For example, Congress has expanded the contribution limit on spousal IRAs. And don't forget, it's not too late for you to make a contribution to your IRA or open one for 1996. The IRS deadline is April 15, 1997, but it's best to act sooner.

Why not contact your Financial Advisor or Registered Representative today? If you are interested in DISCOVERY SELECT-SM- call for a prospectus, which contains more complete information. Read it carefully before you invest.

Sincerely,

/s/ Brian M. Storms

Brian M. Storms
President, Prudential Mutual Funds & Annuities

P.S. Your 1997 Prudential IRA contribution may qualify you for a waiver of the annual custodial fee. Ask your financial representative for details.

Portfolio of Investments as of
December 31, 1996                     PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

                                                                  Moody's                               Principal
                                                                   Rating      Interest     Maturity     Amount         Value
Description(a)                                                  (Unaudited)      Rate         Date        (000)        (Note 1)
------------------------------------------------------------------------------------------------------------------------------
LONG-TERM INVESTMENTS--98.0%
------------------------------------------------------------------------------------------------------------------------------
Alabama--0.5%
Jasper Wtrwks. & Swr. Brd., Wtr. & Swr. Rev., A.M.B.A.C.        Aaa               6.00%       6/01/18   $  3,350     $  3,499,108
------------------------------------------------------------------------------------------------------------------------------
Alaska--2.2%
Anchorage Alaska Gen. Oblig., A.M.B.A.C.                        Aaa               6.25        6/01/23      4,000        4,076,760
Anchorage Alaska Elec. Utility Rev.,
   M.B.I.A.                                                     Aaa               6.50       12/01/12      3,400        3,799,670
   M.B.I.A.                                                     Aaa               6.50       12/01/13      2,500        2,790,500
   M.B.I.A.                                                     Aaa               6.50       12/01/14      3,455        3,870,671
                                                                                                                     ------------
                                                                                                                       14,537,601
------------------------------------------------------------------------------------------------------------------------------
Arizona--3.9%
Arizona St. Mun. Fin. Proj., Cert. of Part., Ser. 25,
   B.I.G.                                                       Aaa               7.875       8/01/14      2,250        2,869,515
Maricopa Cnty. Sch. Dist., A.M.B.A.C.,
   No. 3 Tempe Elem.                                            Aaa              Zero         7/01/09      1,500          765,930
   No. 3 Tempe Elem.                                            Aaa              Zero         7/01/14      1,500          560,025
Maricopa Cnty. Unified Sch. Dist.,
   No. 80 Chandler, F.G.I.C.                                    Aaa              Zero         7/01/09      1,330          679,124
   No. 80 Chandler, M.B.I.A.                                    Aaa              Zero         7/01/10      1,050          504,756
   No. 80 Chandler, M.B.I.A.                                    Aaa              Zero         7/01/11      1,200          542,556
   No. 80 Chandler, F.G.I.C.                                    Aaa               6.25        7/01/11      1,000        1,102,770
   No. 41 Gilbert, F.G.I.C.                                     Aaa              Zero         7/01/07      1,500          870,510
Phoenix St. & Hwy. User Rev., Ser. A, F.G.I.C.                  Aaa              Zero         7/01/12      3,000        1,274,490
Pima Cnty. Ind. Dev. Auth. Rev., F.S.A.                         Aaa               7.25        7/15/10      2,245        2,500,773
Pima Cnty. Unified Sch. Dist., Gen. Oblig., F.G.I.C.
   No. 1, Tuscan                                                Aaa               7.50        7/01/10      3,000        3,647,010
   No. 16, Catalina Foothills                                   Aaa              Zero         7/01/09      3,455        1,764,192
Santa Cruz Cnty., Unified Sch. Dist., A.M.B.A.C.,
   No. 1, Nogales                                               Aaa              Zero         1/01/06        770          487,241
   No. 1, Nogales                                               Aaa              Zero         7/01/06        700          431,823
Tucson Gen. Oblig.,
   Ser. A                                                       A1                7.375       7/01/11      1,000        1,210,410
   Ser. A                                                       A1                7.375       7/01/12      1,100        1,335,290
   Ser. A                                                       A1                7.375       7/01/13      4,500        5,473,755
                                                                                                                     ------------
                                                                                                                       26,020,170

--------------------------------------------------------------------------------
See Notes to Financial Statements.                                       3 -----

Portfolio of Investments as of
December 31, 1996                      PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

                                                                  Moody's                               Principal
                                                                   Rating      Interest     Maturity     Amount         Value
Description(a)                                                  (Unaudited)      Rate         Date        (000)        (Note 1)
------------------------------------------------------------------------------------------------------------------------------
California--6.7%
California St Univ. & Hsg. Rev., F.G.I.C.                       Aaa               5.75%      11/01/15   $  7,485     $  7,574,595
Kern California High Sch. Dist., Ser. A, M.B.I.A.               Aaa               6.30        2/01/10      2,490        2,750,006
Long Beach Aquarium of the Pacific Rev., Ser. A, A.M.T.         BBB(d)            6.125       7/01/23      6,000        5,880,660
San Francisco City Swr. Rev., Cap Apprec., Ser. B,
   F.G.I.C.                                                     Aaa              Zero        10/01/09      2,960        1,494,948
San Jose Redev. Proj., Agcy. Tax Alloc., M.B.I.A.               Aaa               6.00        8/01/11      5,000        5,389,150
Santa Margarita/Dana Point Auth., M.B.I.A.,
   Impvt. Dists., 3-3A-484A                                     Aaa               7.25        8/01/09      2,000        2,384,900
   Impvt. Dists., 3-3A-484A                                     Aaa               7.25        8/01/10      2,450        2,918,073
   Impvt. Dists., 3-3A-484A                                     Aaa               7.25        8/01/14      2,000        2,413,500
So. California Pub. Pwr. Auth. Rev., F.G.I.C.                   Aaa               5.45        7/01/17      6,000        5,722,440
So. Orange Cnty. Pub. Fin. Auth. Rev., F.G.I.C.,
   Foothill Area. Proj.                                         Aaa               8.00        8/15/09      3,650        4,590,824
   Foothill Area. Proj.                                         Aaa               6.50        8/15/10      2,000        2,255,560
West Contra Costa Sch. Dist., Cert. of Part.                    Ba1               7.125       1/01/24      1,600        1,702,704
                                                                                                                     ------------
                                                                                                                       45,077,360
------------------------------------------------------------------------------------------------------------------------------
Colorado--5.8%
Arapahoe Cnty. Cap. Imprvmt. Trust Fund Hwy.,
   Pub. Hwy. Rev., Ser. E-470                                   Baa              Zero         8/31/15     29,800        8,428,036
   Pub. Hwy. Rev., Ser. E-470                                   Baa               7.00        8/31/26      3,000        3,310,080
Colorado Hsg. Fin. Auth., A.M.T.,
   Singl. Fam. Proj.,                                           Aa                8.00        6/01/25      4,585        5,070,964
   Singl. Fam. Proj., Ser. B-1,                                 Aa                7.90       12/01/25      2,855        3,150,093
   Singl. Fam. Proj., Ser. C-1, M.B.I.A.                        Aaa               7.65       12/01/25      5,845        6,495,724
Colorado Springs Arpt. Rev., A.M.T.,
   Ser. A.                                                      BBB+(d)           6.90        1/01/12      3,700        3,916,376
   Ser. A.                                                      BBB+(d)           7.00        1/01/22      7,960        8,454,714
                                                                                                                     ------------
                                                                                                                       38,825,987
------------------------------------------------------------------------------------------------------------------------------
Florida--3.3%
Broward Cnty. Res. Rec. Rev., Broward Co. L.P. South
   Proj.,                                                       A                 7.95       12/01/08      8,665        9,517,982
Florida St. Brd. of Ed.,
   Admin. Cap. Outlay,                                          Aa                9.125       6/01/14      1,260        1,774,685
   Admin. Cap. Outlay, E.T.M.                                   Aaa               9.125       6/01/14        195          276,432
Hillsborough Cnty. Ind. Dev. Auth. Poll. Ctrl. Rev.,
   Tampa Elec. Proj., Ser. 9                                    Aa3               8.00        5/01/22      5,000        5,814,500
Jacksonville Elec. Auth., St Johns Riv. Pwr., Ser. 7            Aa1               5.50       10/01/14      5,000        4,943,750
                                                                                                                     ------------
                                                                                                                       22,327,349

--------------------------------------------------------------------------------
4                                             See Notes to Financial Statements.

Portfolio of Investments as of
December 31, 1996                      PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

                                                                  Moody's                               Principal
                                                                   Rating      Interest     Maturity     Amount         Value
Description(a)                                                  (Unaudited)      Rate         Date        (000)        (Note 1)
------------------------------------------------------------------------------------------------------------------------------
Georgia--2.6%
Atlanta Urban Res. Fin. Auth., Clark Atlanta Univ. Dorm.
   Fac. Rev.                                                    NR                9.25%       6/01/10   $  5,375 (b) $  6,253,329
Burke Cnty. Dev. Auth., M.B.I.A.,
   Georgia Pwr. Plant Co., Vogtle Proj., Ser. 7                 Aaa               6.625      10/01/24        500          535,460
   Oglethorpe Pwr. Corp.                                        Aaa               8.00        1/01/22      5,000        5,892,350
Cobb Cnty. Kennestone Hosp. Auth. Rev., Ser. A, M.B.I.A.        Aaa               5.00        4/01/24        750          679,665
DeKalb Cnty. Wtr. & Swr. Rev.,                                  Aa                5.25       10/01/23        250          233,333
DeKalb Private Hosp. Auth. Rev., Wesley Svcs. Inc. Proj.        Aa3               8.25        9/01/15        500          516,555
Forsyth Cnty. Sch. Dist. Dev. Rev., Ser. A                      A1                6.75        7/01/16        500          576,155
Fulton Cnty. Sch. Dist. Rev., Lindbrook Square Fndtn.           Aa                6.375       5/01/17        750          837,532
Georgia Mun. Elec. Auth. Pwr. Rev. Ref., Ser. B                 A                 6.25        1/01/17        475          507,115
Green Cnty. Dev. Auth. Indl. Park Rev.                          NR                6.875       2/01/04        585          636,275
Metropolitan Atlanta Rapid Tran. Auth. Rev., Sales Tax
   Rev.,
   Ser. A, M.B.I.A.                                             Aaa               6.90        7/01/20        500          578,670
                                                                                                                     ------------
                                                                                                                       17,246,439
------------------------------------------------------------------------------------------------------------------------------
Illinois--3.0%
Central Lake Cnty. Jt. Actn. Agcy. Rev., F.G.I.C.               Aaa               5.375       5/01/13      4,315        4,225,162
Kane & De Kalb Cntys. Cmnty. United Sch. Dist., No. 301,
   A.M.B.A.C.                                                   Aaa              Zero        12/01/10      3,055        1,416,451
Metropolitan Pier & Expo. Auth Hosp. Fac. Rev., McCormick
   Place Convention                                             BBB-(d)           7.00        7/01/26     12,910       14,332,811
                                                                                                                     ------------
                                                                                                                       19,974,424
------------------------------------------------------------------------------------------------------------------------------
Indiana--2.7%
Concord Ind. Cmnty. Schs. Bldg. Corp., Ser. A., A.M.B.A.C.      Aaa               5.90        7/01/13      3,915        4,020,431
Hamilton S.E. Ind. North Del. Schl. Bldg., A.M.B.A.C.           Aaa               5.40        1/15/14      4,275        4,223,358
Merrillville Ind. Multi. Sch. Bldg., M.B.I.A.                   Aaa               5.80        7/15/17      2,780        2,794,762
Mill Creek Indl. Cmnty., East Elem. Sch. Bldg. Corp.,
   F.S.A.                                                       AAA(d)            5.80        7/15/15      3,235        3,284,463
Monroe Cnty. Ind. Cmnty. Sch. Corp., M.B.I.A.                   Aaa               5.25        7/01/16      4,330        4,121,987
                                                                                                                     ------------
                                                                                                                       18,445,001
------------------------------------------------------------------------------------------------------------------------------
Kentucky--1.8%
Henderson Cnty. Solid Waste Disp. Rev., Macmillan Bloedel
   Proj., A.M.T.                                                Baa2              7.00        3/01/25      6,000        6,348,960
Jefferson Cnty. Poll. Ctrl. Rev., Louisville Gas & Elec.,
   Ser. A, A.M.T.                                               Aa2               7.75        2/01/19      5,700        5,984,658
                                                                                                                     ------------
                                                                                                                       12,333,618

--------------------------------------------------------------------------------
See Notes to Financial Statements.                                       5 -----

Portfolio of Investments as of
December 31, 1996                     PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

                                                                  Moody's                               Principal
                                                                   Rating      Interest     Maturity     Amount         Value
Description(a)                                                  (Unaudited)      Rate         Date        (000)        (Note 1)
------------------------------------------------------------------------------------------------------------------------------
Louisiana--4.4%
New Orleans, Gen. Oblig., A.M.B.A.C.                            Aaa              Zero         9/01/09    $13,500     $  6,831,810
Orleans Parish Sch. Brd., E.T.M., M.B.I.A.                      Aaa              8.90%        2/01/07      5,780        7,564,055
St. Charles Parish, Environ. Impt. Rev. Louisiana Pwr. &
   Lt. Co., Ser. A, A.M.T.                                      Baa2              6.875       7/01/24      5,000        5,280,000
St. Charles Parish, Lousiana Poll. Ctrl. Rev.,
   Lousiana Pwr. & Lt. Co.                                      Baa3              8.25        6/01/14      4,000        4,372,240
   Lousiana Pwr. & Lt. Co., Ser. 1989                           Baa3              8.00       12/01/14      5,000        5,495,300
                                                                                                                     ------------
                                                                                                                       29,543,405
------------------------------------------------------------------------------------------------------------------------------
Maryland--1.7%
Baltimore Wtr. Rev., Ser A, F.G.I.C.                            Aaa               5.80        7/01/15      3,600        3,694,248
Maryland St. Hlth. & Higher Ed. Facs., Auth. Rev.,
   Doctor's Cmnty. Hosp. Proj.                                  Baa               5.50        7/01/24      4,000        3,597,280
Northeast Waste Disp. Auth. Rev., Baltimore City Sludge
   Corp.                                                        NR                7.25        7/01/07      3,871        4,024,950
                                                                                                                     ------------
                                                                                                                       11,316,478
------------------------------------------------------------------------------------------------------------------------------
Massachusetts--4.0%
Mass. St., Gen. Oblig., Ser. C, M.B.I.A.                        Aaa               5.625       8/01/13      5,000        5,065,400
Mass. St. Hlth. & Ed. Facs. Auth. Rev., Wellesey College        Aa1               5.375       7/01/19      5,000        4,801,550
Mass. St. Wtr. Poll. Abatement, New Bedford Project             Aa                5.70        2/01/15      5,000        5,038,950
Mass. St. Special Oblig. Rev., Ser. A                           A1                5.80        6/01/14      4,850        4,923,526
Mass. St. Wtr. Res. Auth., Ser. B, M.B.I.A.                     Aaa               6.25       12/01/11      6,720        7,408,733
                                                                                                                     ------------
                                                                                                                       27,238,159
------------------------------------------------------------------------------------------------------------------------------
Michigan--4.4%
Cheboygan Sch. Dist., M.B.I.A.                                  Aaa               5.70        5/01/16      5,930        5,975,542
Detroit Sew. Disp. Rev., F.G.I.C.                               Aaa               5.70        7/01/13      4,500        4,545,270
Fowlerville Cmnty. Schools, M.B.I.A.                            Aaa               5.60        5/01/16      3,125        3,102,875
Holland Sch. Dist., A.M.B.A.C.                                  Aaa              Zero         5/01/12      4,000        1,715,040
Huron Valley Sch. Dist., F.G.I.C.                               Aaa               5.875       5/01/16      1,000        1,025,210
Michigan St. Hsg. Dev. Auth. Rev.,
   Rental Hsg. Rev., Ser. B                                     A+(d)             7.55        4/01/23      1,000        1,074,370
   Sngl. Fam. Mtge., Ser. A.                                    AA+(d)            7.50        6/01/15      5,185        5,460,375
   Sngl. Fam. Mtge., Ser. D, A.M.T.                             AA+(d)            7.75       12/01/19      1,380        1,391,468
Okemos Pub. Sch. Dist., M.B.I.A.,
   Cnty. of Ingham                                              Aaa              Zero         5/01/12      1,100          471,636
   Cnty. of Ingham                                              Aaa              Zero         5/01/13      1,700          683,179
Royal Oak Hosp. Fin. Auth. Hosp. Rev.,
   William Beaumont Hosp.                                       Aa                5.75        1/01/13      4,000        4,055,360
                                                                                                                     ------------
                                                                                                                       29,500,325

--------------------------------------------------------------------------------
 6                                           See Notes to Financial Statements.

Portfolio of Investments as of
December 31, 1996                      PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

                                                                  Moody's                               Principal
                                                                   Rating      Interest     Maturity     Amount         Value
Description(a)                                                  (Unaudited)      Rate         Date        (000)        (Note 1)
------------------------------------------------------------------------------------------------------------------------------
Minnesota--0.9%
Anoka Hennepin Indpt. Sch. Dist., No. 11, Ser. C, F.S.A.        Aaa              Zero         2/01/12    $ 1,575     $    691,756
Metropolitan Council, St. Paul Area Sports Fac. Rev.,
   Hubert H. Humphrey Metrodome                                 A                6.00%       10/01/09        500          515,235
Minneapolis St. Paul Hsg. Fin. Brd. Rev., Sngl. Fam.
   Mtge., G.N.M.A., A.M.T.                                      AAA(d)            7.30        8/01/31        870          912,413
Minneapolis St. Paul Met. Arpts. Comm., Ser. 7, A.M.T.          Aaa               7.80        1/01/14      1,000        1,086,780
So. Minn. Mun. Pwr. Agcy. Supply Sys., Ser. A, M.B.I.A.         Aaa              Zero         1/01/20      3,250          886,275
St. Paul Science Museum, Cert. of Part., E.T.M.                 AAA(d)            7.50       12/15/01        929          985,286
Univ. of Minnesota, Ser. A, E.T.M.                              Aa3               6.00        2/01/11      1,000        1,064,700
                                                                                                                     ------------
                                                                                                                        6,142,445
------------------------------------------------------------------------------------------------------------------------------
Missouri--1.3%
Missouri St. Hsg. Dev. Comm. Mtge Rev., Single Family Loan
   Ser. A, G.N.M.A., A.M.T.                                     AAA(d)            7.20        9/01/26      4,985        5,427,319
Sikeston Missouri Elec. Rev., M.B.I.A.                          Aaa               6.00        6/01/16      3,175        3,406,204
                                                                                                                     ------------
                                                                                                                        8,833,523
------------------------------------------------------------------------------------------------------------------------------
Nebraska--0.7%
Nebraska Edl. Fin. Auth. Rev., Creighton Univ. Proj.,
   A.M.B.A.C.                                                   Aaa               5.80        1/01/10      4,500        4,667,265
------------------------------------------------------------------------------------------------------------------------------
Nevada--0.9%
Clark Cnty. Passenger Fac. Charge Rev., Las Vegas McCarran
   Int'l. Airport, A.M.B.A.C.                                   Aaa               6.00        7/01/22      6,000        6,171,240
------------------------------------------------------------------------------------------------------------------------------
New Hampshire--0.6%
New Hampshire Municipal Bond Bank, Ser. C, M.B.I.A.             Aaa               5.75        8/15/16      4,260        4,317,382
------------------------------------------------------------------------------------------------------------------------------
New Jersey--3.2%
New Jersey Hlth. Care Facs. Fin. Auth. Rev.,
   St. Josephs Hosp. & Med. Ctr., Ser. A                        AAA(d)            5.75        7/01/16      1,250        1,263,625
New Jersey St. Hsg. & Mtge. Fin. Agcy., Ser. D, A.M.T.,
   M.B.I.A.                                                     Aaa               7.70       10/01/29      2,755        2,871,206
New Jersey St. Hwy. Auth. Garden St. Pkwy. Gen. Rev.            A1                6.25        1/01/14      5,900        6,185,619
New Jersey St. Tpke. Auth. Rev., Ser. C, M.B.I.A.               Aaa               6.50        1/01/16     10,000       11,284,100
                                                                                                                     ------------
                                                                                                                       21,604,550
------------------------------------------------------------------------------------------------------------------------------
New Mexico--0.9%
Farmington Utility Sys. Rev., F.G.I.C.                          Aaa               5.75        5/15/13      5,650        5,744,524

--------------------------------------------------------------------------------
See Notes to Financial Statements.                                       7 -----

Portfolio of Investments as of
December 31, 1996                     PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

                                                                  Moody's                               Principal
                                                                   Rating      Interest     Maturity     Amount         Value
Description(a)                                                  (Unaudited)      Rate         Date        (000)        (Note 1)
------------------------------------------------------------------------------------------------------------------------------
New York--14.3%
Metropolitan Trans. Auth., Trans. Facs. Rev.,
   Ser. A, F.S.A.                                               Aaa               6.00%       7/01/16   $  2,500     $  2,612,000
   Ser. O                                                       Baa1              5.75        7/01/13      5,820        5,838,508
New York City Ind. Dev. Agcy., Spec. Fac. Rev., A.M.T.,
   Terminal One Group Assoc. Proj.                              A                 6.00        1/01/19      4,500        4,445,910
   Terminal One Group Assoc. Proj.                              A                 6.125       1/01/24      5,715        5,711,228
New York City Mun. Wtr. Fin. Auth., Wtr. & Swr. Sys. Rev.,
   Ser. A, F.G.I.C.                                             Aaa               6.75        6/15/16     21,250       23,128,287
New York St. Dev. Corp.                                         Aaa               5.50        7/01/16      5,000        4,964,550
New York St. Local Gov't. Assist. Corp., Ser. E                 A                 6.00        4/01/14     10,000       10,643,700
New York St. Urban Dev. Corp. Rev., F.S.A.,
   Correctional Facs.                                           Aaa               6.50        1/01/09      3,000        3,367,770
   Correctional Facs., Ser. A                                   Aaa               5.50        1/01/14      3,000        3,026,430
New York, Gen. Oblig.,
   Ser. A                                                       Baa1              7.75        8/15/04      2,000        2,221,940
   Ser. B                                                       Baa1              8.25        6/01/06      1,500        1,787,490
   Ser. B                                                       Baa1              7.25        8/15/07      3,500        3,933,475
   Ser. D                                                       Aaa               7.65        2/01/07      4,600 (b)    5,301,684
   Ser. D                                                       Baa1              7.65        2/01/07        400          449,408
   Ser. D                                                       Baa1              8.00        8/01/03      2,020        2,278,903
   Ser. D                                                       Baa1              8.00        8/01/04      1,170        1,320,977
   Ser. F                                                       Baa1              8.25       11/15/02      5,000        5,663,000
Triborough Bridge & Tunl. Auth., Ser. X, M.B.I.A.               Aaa               6.625       1/01/12      8,500        9,683,880
                                                                                                                     ------------
                                                                                                                       96,379,140
------------------------------------------------------------------------------------------------------------------------------
North Dakota--1.6%
Mercer Cnty. Poll Ctrl. Rev., Antelope Valley Station,
   A.M.B.A.C                                                    Aaa               7.20        6/30/13      9,000       10,743,660
------------------------------------------------------------------------------------------------------------------------------
Ohio--2.3%
Ohio St. Wtr. Dev. Auth. Poll. Ctrl. Facs. Rev., Buckeye
   Pwr. Inc. Proj., A.M.B.A.C.                                  Aaa               7.80       11/01/14     12,920       15,378,030
------------------------------------------------------------------------------------------------------------------------------
Oklahoma--4.7%
Central Okla. Trans. & Pkg. Auth., F.S.A.                       Aaa               5.30        7/01/12      3,500        3,449,110
Mcgee Creek Auth. Wtr. Rev., M.B.I.A.                           Aaa               6.00        1/01/23      7,000        7,562,590
Tulsa Mun. Arpt. Trust Rev., American Airlines, Inc.,
   A.M.T.                                                       Baa2              7.375      12/01/20     19,000       20,278,320
                                                                                                                     ------------
                                                                                                                       31,290,020

--------------------------------------------------------------------------------
8                                            See Notes to Financial Statements.

Portfolio of Investments as of
December 31, 1996                    PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

                                                                  Moody's                               Principal
                                                                   Rating      Interest     Maturity     Amount         Value
Description(a)                                                  (Unaudited)      Rate         Date        (000)        (Note 1)
------------------------------------------------------------------------------------------------------------------------------
Pennsylvania--2.8%
Bensalem Twp. Sch. Dist., F.G.I.C.                              Aaa              5.875%       7/15/16    $ 2,900     $  2,968,991
Penn. St. Higher Edl. Facs. Auth. Rev., Drexel Univ.            Aaa              5.625        5/01/14      5,000        5,030,950
Penn. St. Higher Edl. Facs. Auth., College & Univ. Rev.,
   Ser. B                                                       Aa               5.90         9/01/15      4,205        4,300,159
Philadelphia Wtr. & Waste Auth. Rev.,
   M.B.I.A.                                                     Aaa              6.25         8/01/09      3,400        3,746,358
   M.B.I.A.                                                     Aaa              6.25         8/01/11      2,500        2,741,675
                                                                                                                     ------------
                                                                                                                       18,788,133
------------------------------------------------------------------------------------------------------------------------------
Puerto Rico--3.8%
Puerto Rico Comnwlth.,
   Gen. Oblig., M.B.I.A.                                        Aaa              7.612(c)     7/01/08      1,000        1,082,500
   Gen. Oblig.                                                  Baa1             6.50         7/01/13      3,000        3,333,030
   Gen. Oblig., F.S.A.                                          Aaa              7.71 (c)     7/01/20        450          463,500
Puerto Rico Comnwlth., Hwy. & Trans. Auth., Hwy. Rev.,
   Ser. V                                                       Baa1             6.625        7/01/12      4,000        4,310,880
   Ser. W                                                       Baa1             5.50         7/01/13      3,000        2,993,550
   Ser. W                                                       Baa1             5.50         7/01/15      2,500        2,482,800
Puerto Rico Elec. Pwr. Auth., Pwr. Rev., Ser. S                 Baa1             6.125        7/01/08      1,050        1,137,066
Puerto Rico Public Bldgs. Auth. Rev., Ser. L, F.S.A.            Aaa              5.75         7/01/10      5,065        5,358,061
Puerto Rico Tel. Auth. Rev., Ser. I, M.B.I.A.                   Aaa              6.769(c)     1/25/07      4,100        4,212,750
                                                                                                                     ------------
                                                                                                                       25,374,137
------------------------------------------------------------------------------------------------------------------------------
South Carolina--1.5%
Charleston Wtrwks. & Swr. Rev., E.T.M.                          Aaa              10.375       1/01/10      7,415       10,076,243
------------------------------------------------------------------------------------------------------------------------------
Tennessee--1.6%
Bristol Hlth. & Edl. Fac. Rev., Bristol Memorial Hosp.,
   F.G.I.C.                                                     Aaa               6.75        9/01/10      5,000        5,708,700
Mcminn Cnty. Ind. Dev. Brd. Solid Waste Rev., Calhoun
   Nwsprnt. Recycling Fac., A.M.T.                              Baa1              7.40       12/01/22      5,000        5,399,400
                                                                                                                     ------------
                                                                                                                       11,108,100
------------------------------------------------------------------------------------------------------------------------------
Texas--4.2%
Dallas Ft. Worth, Regl. Arpt. Rev., F.G.I.C.,
   Ser. A                                                       Aaa               7.375      11/01/08      3,500        4,067,595
   Ser. A                                                       Aaa               7.375      11/01/09      3,500        4,067,595
Houston Texas Wtr. & Swr. Sys. Rev., Ser. C, M.B.I.A.           Aaa               5.75       12/01/15      3,315        3,346,260
New Braunfels Indpt. Sch. Dist.,
   Cap. Apprec.                                                 Aaa              Zero         2/01/10      2,335        1,140,858
   Cap. Apprec.                                                 Aaa              Zero         2/01/11      2,365        1,086,481

--------------------------------------------------------------------------------
See Notes to Financial Statements.                                       9 -----

Portfolio of Investments as of
December 31, 1996                    PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

                                                                  Moody's                               Principal
                                                                   Rating      Interest     Maturity     Amount         Value
Description(a)                                                  (Unaudited)      Rate         Date        (000)        (Note 1)
------------------------------------------------------------------------------------------------------------------------------
Texas (cont'd.)
Port Corpus Christi Auth. Rev.,                                 A2                7.50%       8/01/12   $  2,000     $  2,216,880
San Antonio Texas Elec. & Gas Rev.,
   M.B.I.A.                                                     Aaa               5.375       2/01/16      3,000        2,941,980
   Ser. B, F.G.I.C.                                             Aaa              Zero         2/01/09      5,000        2,595,650
So. Texas Cmnty. College District Texas, A.M.B.A.C.             Aaa               5.75        8/15/15      4,310        4,357,281
Univ. Texas Univ. Rev., Fen. Sys., Ser. B                       Aa1               6.75        8/15/13      2,035        2,201,178
                                                                                                                     ------------
                                                                                                                       28,021,758
------------------------------------------------------------------------------------------------------------------------------
Vermont--1.1%
Vermont Edl. & Hlth. Bldgs. Fin. Agcy. Rev.,
   Middlebury College Proj.                                     AA(d)             5.50       11/01/16      4,000        3,963,480
Vermont Muni. Bond Bank, Ser. 1, A.M.B.A.C.                     Aaa               5.75       12/01/16      3,200        3,263,488
                                                                                                                     ------------
                                                                                                                        7,226,968
------------------------------------------------------------------------------------------------------------------------------
Virginia--0.7%
Fairfax Cnty. Economic Dev. Auth.                               Aa                5.50        5/15/18      3,500        3,388,700
Virginia Polytechnic Inst. & St. Univ. Rev., Ser. A             A1                5.50        6/01/16      1,300        1,295,320
                                                                                                                     ------------
                                                                                                                        4,684,020
------------------------------------------------------------------------------------------------------------------------------
Washington--3.9%
Washington St. Pub. Pwr. Supply Sys. Rev.,
   Nuclear Proj. No. 1, Ser. A, F.S.A.                          Aaa               7.00        7/01/08      4,000        4,587,440
   Nuclear Proj. No. 1, Ser. B, F.S.A.                          Aaa               7.25        7/01/09      5,000        5,831,450
   Nuclear Proj. No. 2, F.S.A.                                  Aaa               5.40        7/01/12     10,400       10,108,072
   Nuclear Proj. No. 2, Ser. A, M.B.I.A.                        Aaa              Zero         7/01/06      6,000        3,636,840
   Nuclear Proj. No. 3, Ser. B, F.G.I.C.                        Aaa              Zero         7/01/06      3,000        1,818,420
                                                                                                                     ------------
                                                                                                                       25,982,222
                                                                                                                     ------------
Total long-term investments (cost $626,637,453)                                                                       658,418,784
                                                                                                                     ------------
SHORT-TERM INVESTMENTS--1.1%
------------------------------------------------------------------------------------------------------------------------------
District Of Columbia--0.1%
Dist. of Columbia Rev., Gen. Oblig., Ser. 92A-5, F.R.D.D.       VMIG1             5.00        1/02/97        700          700,000
------------------------------------------------------------------------------------------------------------------------------
Nevada--0.4%
Washoe Cnty. Wtr. Fac. Rev., Sierra Pacific Power Co.
   Proj., Ser. 90, F.R.D.D.                                     P-1               5.05        1/02/97      2,200        2,200,000

--------------------------------------------------------------------------------
 10                                          See Notes to Financial Statements.

Portfolio of Investments as of
December 31, 1996                     PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

                                                                  Moody's                               Principal
                                                                   Rating      Interest     Maturity     Amount         Value
Description(a)                                                  (Unaudited)      Rate         Date        (000)        (Note 1)
------------------------------------------------------------------------------------------------------------------------------
Texas--0.6%
Gulf Coast Ind. Dev. Auth., CITGO Petroleum., Ser. 95,
   F.R.D.D.                                                     VMIG1             5.10%       1/02/97   $  4,200     $  4,200,000
                                                                                                                     ------------
Total short-term investments (cost $7,100,000)                                                                          7,100,000
                                                                                                                     ------------
Total Investments--99.1%
   (cost $633,737,453; Note 4)                                                                                        665,518,784
Other assets in excess of liabilities--0.9%                                                                             6,176,870
                                                                                                                     ------------
Net Assets--100%                                                                                                     $671,695,654
                                                                                                                     ------------
                                                                                                                     ------------

---------------
(a) The following abbreviations are used in portfolio descriptions:
    A.M.B.A.C.--American Municipal Bond Assurance Corporation
    A.M.T.--Alternative Minimum Tax
    B.I.G.--Bond Investors Guaranty Insurance Company
    E.T.M.--Escrowed to Maturity
    F.G.I.C.--Financial Guaranty Insurance Company
    F.R.D.D.--Floating Rate Daily Demand Note(e)
    F.S.A.--Financial Security Assurance
    G.N.M.A.--Government National Mortgage Association
    M.B.I.A.--Municipal Bond Insurance Association

 (b) Prerefunded issues are secured by escrowed cash and direct U.S. guaranteed obligations.
 (c) Inverse floating rate bond. The coupon is inversely indexed to a floating interest rate. The rate shown is the rate at year end.
 (d) Standard and Poor's Rating.
 (e) For purposes of amortized cost valuation, the maturity date of Floating Rate Demand Notes is considered to be the later of the next date on which the security can be redeemed at par or the next date on which the rate of interest is adjusted.

NR--Not Rated by Moody's or Standard & Poor's.
The Fund's current Statement of Additional Information contains a description of Moody's and Standard & Poor's ratings.
--------------------------------------------------------------------------------
See Notes to Financial Statements.                                      11 -----

Statement of Assets and Liabilities    PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

Assets                                                                                                      December 31, 1996
Investments, at value (cost $633,737,453)...............................................................      $   665,518,784
Interest receivable.....................................................................................           11,905,872
Receivable for Fund shares sold.........................................................................               88,492
Receivable for investments sold.........................................................................               65,355
Deferred expenses and other assets......................................................................               18,524
                                                                                                              -----------------
   Total assets.........................................................................................          677,597,027
                                                                                                              -----------------
Liabilities
Bank overdraft..........................................................................................               12,105
Payable for investments purchased.......................................................................            4,055,215
Dividends payable.......................................................................................              746,560
Payable for Fund shares reacquired......................................................................              467,062
Accrued expenses........................................................................................              259,949
Management fee payable..................................................................................              244,590
Distribution fee payable................................................................................              115,892
                                                                                                              -----------------
   Total liabilities....................................................................................            5,901,373
                                                                                                              -----------------
Net Assets..............................................................................................      $   671,695,654
                                                                                                              -----------------
                                                                                                              -----------------
Net assets were comprised of:
   Common stock, at par.................................................................................      $       431,386
   Paid-in capital in excess of par.....................................................................          642,493,209
                                                                                                              -----------------
                                                                                                                  642,924,595
   Accumulated net realized loss on investments.........................................................           (3,010,272)
   Net unrealized appreciation on investments...........................................................           31,781,331
                                                                                                              -----------------
Net assets, December 31, 1996...........................................................................      $   671,695,654
                                                                                                              -----------------
                                                                                                              -----------------
Class A:
   Net asset value and redemption price per share
      ($502,739,143 / 32,306,432 shares of common stock issued and outstanding).........................                 $15.56
   Maximum sales charge (3% of offering price)..........................................................                  .48
                                                                                                              -----------------
   Maximum offering price to public.....................................................................               $16.04
                                                                                                              -----------------
                                                                                                              -----------------
Class B:
   Net asset value, offering price and redemption price per share
      ($168,184,783 / 10,782,675 shares of common stock issued and outstanding).........................               $15.60
                                                                                                              -----------------
Class C:
   Net asset value, offering price and redemption price per share
      ($771,728 / 49,477 shares of common stock issued and outstanding).................................               $15.60
                                                                                                              -----------------
                                                                                                              -----------------

--------------------------------------------------------------------------------
  12                                          See Notes to Financial Statements.

PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
Statement of Operations
------------------------------------------------------------
------------------------------------------------------------

                                               Year Ended
Net Investment Income                       December 31, 1996
Income
   Interest..............................     $  42,028,983
                                            -----------------
Expenses
   Management fee........................         3,347,154
   Distribution fee--Class A.............           508,159
   Distribution fee--Class B.............           966,562
   Distribution fee--Class C.............             5,057
   Transfer agent's fees and expense.....           522,000
   Reports to shareholders...............           203,000
   Custodian's fees and expenses.........           102,000
   Registration fees.....................            70,000
   Audit fees and expenses...............            51,000
   Legal fees and expenses...............            40,000
   Directors' fees and expenses..........            31,000
   Insurance expense.....................            13,000
   Miscellaneous.........................            12,292
                                            -----------------
      Total expenses.....................         5,871,224
   Less: Management fee waiver...........          (351,073)
      Custodian fee credit...............            (7,738)
                                            -----------------
      Net expenses.......................         5,512,413
                                            -----------------
Net investment income....................        36,516,570
                                            -----------------
Realized and Unrealized
Gain (Loss) on Investments
Net realized gain (loss) on:
   Investment transactions...............         7,253,686
   Financial futures contracts...........          (680,537)
                                            -----------------
                                                  6,573,149
Net change in unrealized depreciation of
   Investments...........................       (26,789,525)
                                            -----------------
Net loss on investment transactions......       (20,216,376)
                                            -----------------
Net Increase in Net Assets
Resulting from Operations................     $  16,300,194
                                            -----------------
                                            -----------------

PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
Statement of Changes in Net Assets
------------------------------------------------------------
------------------------------------------------------------

Increase (Decrease)                   Year Ended December 31,
in Net Assets                           1996            1995
Operations
   Net investment income..........  $ 36,516,570    $ 36,359,209
   Net realized gain on investment
      transactions................     6,573,149      15,052,304
   Net change in unrealized
      appreciation (depreciation)
      of investments..............   (26,789,525)     63,875,111
                                    ------------    ------------
   Net increase in net assets
      resulting from operations...    16,300,194     115,286,624
                                    ------------    ------------
Dividends and distributions (Note
   1)
   Dividends from net investment
      income
      Class A.....................   (26,993,477)    (23,828,407)
      Class B.....................    (9,491,599)    (12,519,283)
      Class C.....................       (31,494)        (11,519)
                                    ------------    ------------
                                     (36,516,570)    (36,359,209)
                                    ------------    ------------
   Distributions in excess of net
      investment income
      Class A.....................      (129,414)       (202,311)
      Class B.....................       (43,154)        (83,632)
      Class C.....................          (196)           (148)
                                    ------------    ------------
                                        (172,764)       (286,091)
                                    ------------    ------------
Fund share transactions (net of
   share conversions) (Note 5):
   Net proceeds from shares
      sold........................   132,494,761     179,852,628
   Net asset value of shares
      issued in reinvestment of
      dividends and
      distributions...............    22,304,782      22,078,855
   Cost of shares reacquired......  (224,127,599)   (204,293,852)
                                    ------------    ------------
   Decrease in net assets from
      Fund share transactions.....   (69,328,056)     (2,362,369)
                                    ------------    ------------
Total increase (decrease).........   (89,717,196)     76,278,955
Net Assets
Beginning of year.................   761,412,850     685,133,895
                                    ------------    ------------
End of year.......................  $671,695,654    $761,412,850
                                    ------------    ------------
                                    ------------    ------------

--------------------------------------------------------------------------------
See Notes to Financial Statements.                                      13 -----

Notes to Financial Statements          PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------
Prudential National Municipals Fund, Inc. (the ``Fund'') is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The investment objective of the Fund is to seek a high level of current income exempt from federal income taxes by investing substantially all of its total assets in carefully selected long-term municipal bonds of medium quality. The ability of the issuers of debt securities held by the Fund to meet their obligations may be affected by economic or political developments in a specific state, industry or region.
------------------------------------------------------------
Note 1. Accounting Policies
The following is a summary of significant accounting policies followed by the Fund in the preparation of its financial statements.

Securities Valuations: The Fund values municipal securities (including commitments to purchase such securities on a ``when-issued'' basis) on the basis of prices provided by a pricing service which uses information with respect to transactions in bonds, quotations from bond dealers, market transactions in comparable securities and various relationships between securities in determining values. If market quotations are not readily available from such pricing service, a security is valued at its fair value as determined under procedures established by the Directors.

Short-term securities which mature in more than 60 days are valued at current market quotations. Short-term securities which mature in 60 days or less are valued at amortized cost which approximates market value.

Financial Futures Contracts: A financial futures contract is an agreement to purchase (long) or sell (short) an agreed amount of securities at a set price for delivery on a future date. Upon entering into a financial futures contract, the Fund is required to pledge to the broker an amount of cash and/or other assets equal to a certain percentage of the contract amount. This amount is known as the ``initial margin''. Subsequent payments, known as ``variation margin'', are made or received by the Fund each day, depending on the daily fluctuations in the value of the underlying security. Such variation margin is recorded for financial statement purposes on a daily basis as unrealized gain or loss. When the contract expires or is closed, the gain or loss is realized and is presented in the statement of operations as net realized gain(loss) on financial futures contracts.

The Fund invests in financial futures contracts in order to hedge its existing portfolio securities, or securities the Fund intends to purchase, against fluctuations in value caused by changes in prevailing interest rates. Should interest rates move unexpectedly, the Fund may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions involves the risk of imperfect correlation in movements in the price of futures contracts, interest rates and the underlying hedged assets.

Securities Transactions and Net Investment Income: Securities transactions are recorded on the trade date. Realized gains and losses on sales of portfolio securities are calculated on an identified cost basis. Interest income is recorded on an accrual basis. The Fund amortizes premiums and accretes original issue discount on portfolio securities as adjustments to interest income. Expenses are recorded on the accrual basis which may require the use of certain estimates by management.

Net investment income (other than distribution fees) and unrealized and realized gains or losses are allocated daily to each class of shares based upon the relative proportion of net assets of each class at the beginning of the day.

Reclassification of Capital Accounts: The Fund accounts and reports for distributions to shareholders in accordance with Statement of Position 93-2:
Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to increase undistributed net investment income $172,764, increase accumulated realized losses by $669,358 and increase paid-in capital in excess of par by $496,594. The current year effect of applying the Statement of Position was due to the sale of securities purchased with market discount. Net investment income, net realized gains and net assets were not affected by this change.

Federal Income Taxes: It is the intent of the Fund to continue to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its net income to its shareholders. For this reason, no federal income tax provision is required.

Dividends and Distributions: Dividends from net investment income are declared daily and paid monthly. The Fund will distribute at least annually any net capital gains. Dividends and distributions are recorded on the ex-dividend date.

Income distributions and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles.

Custody Fee Credits: The Fund has an arrangement with its custodian bank, whereby uninvested monies earn credits which reduce the fees charged by the custodian.
--------------------------------------------------------------------------------
14

Notes to Financial Statements          PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------
Note 2. Agreements
The Fund has a management agreement with Prudential Mutual Fund Management LLC (``PMF''). Pursuant to this agreement, PMF has responsibility for all investment advisory services and supervises the subadviser's performance of such services. PMF has entered into a subadvisory agreement with The Prudential Investment Corporation (``PIC''); PIC furnishes investment advisory services in connection with the management of the Fund. PMF pays for the cost of the subadviser's services, the compensation of officers of the Fund, occupancy and certain clerical and bookkeeping costs of the Fund. The Fund bears all other costs and expenses.
The management fee paid PMF is computed daily and payable monthly at an annual rate of .50% of the Fund's average daily net assets up to and including $250 million, .475% of the next $250 million, .45% of the next $500 million, .425% of the next $250 million, .40% of the next $250 million and .375% of the Fund's average daily net assets in excess of $1.5 billion. PMF has agreed to waive a portion (.05 of 1% of the Fund's average daily net assets) of its management fee which amounted to $351,073 ($0.008 per share for Class A, B and C shares). The Fund is not required to reimburse PMF for such waiver.
The Fund has a distribution agreement with Prudential Securities Incorporated (``PSI''), which acts as the distributor of the Class A, Class B and Class C shares of the Fund. The Fund compensates PSI for distributing and servicing the Fund's Class A, Class B and Class C shares, pursuant to plans of distribution (the ``Class A, B and C Plans''), regardless of expenses actually incurred by them. The distribution fees are accrued daily and payable monthly.
Pursuant to the Class A, B and C Plans, the Fund compensates PSI with respect to Class A, B and C shares, for distribution-related activities at an annual rate of up to .30 of 1%, .50 of 1% and 1%, of the average daily net assets of the Class A, B and C shares, respectively. Such expenses under the Plans were .10 of 1%, .50 of 1% and .75 of 1% of the average daily net assets of the Class A, B and C shares, respectively, for the year ended December 31, 1996.
PSI has advised the Fund that it received approximately $33,100 in front-end sales charges resulting from sales of Class A shares during the year ended December 31, 1996. From these fees, PSI paid such sales charges to Pruco Securities Corporation, an affiliated broker-dealer, which in turn paid commissions to salespersons and incurred other distribution costs.
PSI has advised the Fund that for the year ended December 31, 1996, it received approximately $393,600 and $1,200 in contingent deferred sales charges imposed upon certain redemptions by Class B and Class C shareholders, respectively.
PSI, PMF and PIC are indirect, wholly-owned subsidiaries of The Prudential Insurance Company of America.
The Fund, along with other affiliated registered investment companies (the ``Funds''), entered into a credit agreement (the ``Agreement'') on December 31, 1996 with an unaffiliated lender. The maximum commitment under the Agreement is $200,000,000. The Agreement expires on December 30, 1997. Interest on any such borrowings outstanding will be at market rates. The purpose of the Agreement is to serve as an alternative source of funding for capital share redemptions. The Fund has not borrowed any amounts pursuant to the Agreement as of December 31, 1996. The Funds pay a commitment fee at an annual rate of .055 of 1% on the unused portion of the credit facility. The commitment fee is accrued and paid quarterly on a pro-rata basis by the Funds.
------------------------------------------------------------
Note 3. Other Transactions with Affiliates
Prudential Mutual Fund Services LLC (``PMFS''), a wholly-owned subsidiary of PMF, serves as the Fund's transfer agent and during the year ended December 31, 1996, the Fund incurred fees of approximately $459,400 for the services of PMFS. As of December 31, 1996, $36,300 of such fees were due to PMFS. Transfer agent fees and expenses in the Statement of Operations include certain out-of-pocket expenses paid to non-affiliates.
------------------------------------------------------------
Note 4. Portfolio Securities
Purchases and sales of investment securities, other than short-term investments, for the year ended December 31, 1996, were $317,162,651 and $389,621,965, respectively.
The federal income tax basis of the Portfolio's investments at December 31, 1996 was $633,737,453 and, accordingly, net unrealized appreciation for federal income tax purposes was $31,781,331 (gross unrealized appreciation--$33,314,954; gross unrealized depreciation--$1,533,623).
For federal income tax purposes, the Fund has a capital loss carryforward as of December 31, 1996 of approximately $3,010,300 of which $2,657,800 expires in 2002 and $352,500 expires in 2003. Such carryforward is after utilization of approximately $6,366,600 of net taxable gains realized and recognized during the year ended December 31, 1996. Accordingly, no capital gains distribution is expected to be paid until net gains have been realized in excess of the carryforward.
--------------------------------------------------------------------------------
                                                                        15 -----

Notes to Financial Statements          PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------
Note 5. Capital
The Fund offers Class A, Class B and Class C shares. Class A shares are sold with a front-end sales charge of up to 3.0%. Class B shares are sold with a contingent deferred sales charge which declines from 5% to zero depending on the period of time the shares are held. Class C shares are sold with a contingent deferred sales charge of 1% during the first year. Class B shares will automatically convert to Class A shares on a quarterly basis approximately seven years after purchase. A special exchange privilege is also available for shareholders who qualify to purchase Class A shares at net asset value.
There are 750 million shares of common stock, $.01 par value, per share, divided into three classes, designated Class A, Class B and Class C common stock, each of which consists of 250 million authorized shares.
Transactions in shares of common stock were as follows:

Class A                               Shares          Amount
---------------------------------   -----------    -------------
Year ended December 31, 1996:
Shares sold......................     7,874,132    $ 121,137,131
Shares issued in reinvestment of
  dividends and distributions....     1,069,965       16,527,402
Shares reacquired................   (12,415,345)    (191,331,476)
                                    -----------    -------------
Net decrease in shares
  outstanding before
  conversion.....................    (3,471,248)     (53,666,943)
Shares issued upon conversion
  from Class B...................     2,099,600       32,135,995
                                    -----------    -------------
Net decrease in shares
  outstanding....................    (1,371,648)   $ (21,530,948)
                                    -----------    -------------
                                    -----------    -------------
Year ended December 31, 1995:
Shares sold......................     5,840,738    $  88,549,457
Shares issued*...................     2,456,167       38,217,954
Shares issued in reinvestment of
  dividends and distributions....       946,405       14,567,998
Shares reacquired................    (9,950,451)    (152,370,817)
                                    -----------    -------------
Net decrease in shares
  outstanding before
  conversion.....................      (707,141)     (11,035,408)
Shares issued upon conversion
  from Class B...................    33,503,346      499,611,384
                                    -----------    -------------
Net increase in shares
  outstanding....................    32,796,205    $ 488,575,976
                                    -----------    -------------
                                    -----------    -------------
Class B                               Shares          Amount
---------------------------------   -----------    -------------
Year ended December 31, 1996:
Shares sold......................       698,535    $  10,812,210
Shares issued in reinvestment of
  dividends and distributions....       371,613        5,754,354
Shares reacquired................    (2,107,215)     (32,615,599)
                                    -----------    -------------
Net decrease in shares
  outstanding before
  conversion.....................    (1,037,067)     (16,049,035)
Shares reacquired upon conversion
  into Class A...................    (2,095,072)     (32,135,995)
                                    -----------    -------------
Net decrease in shares
  outstanding....................    (3,132,139)   $ (48,185,030)
                                    -----------    -------------
                                    -----------    -------------
Year ended December 31, 1995:
Shares sold......................     1,092,500    $  11,070,341
Shares issued*...................     2,674,096       41,715,890
Shares issued in reinvestment of
  dividends and distributions....       493,046        7,503,598
Shares reacquired................    (3,427,668)     (51,852,878)
                                    -----------    -------------
Net increase in shares
  outstanding before
  conversion.....................       831,974        8,436,951
Shares reacquired upon conversion
  into Class A...................   (33,457,015)    (499,611,384)
                                    -----------    -------------
Net decrease in shares
  outstanding....................   (32,625,041)   $(491,174,433)
                                    -----------    -------------
                                    -----------    -------------
Class C
---------------------------------
Year ended December 31, 1996:
Shares sold......................        34,623    $     545,420
Shares issued in reinvestment of
  dividends and distributions....         1,490           23,026
Shares reacquired................       (11,778)        (180,524)
                                    -----------    -------------
Net increase in shares
  outstanding....................        24,335    $     387,922
                                    -----------    -------------
                                    -----------    -------------
Year ended December 31, 1995:
Shares sold......................        18,625    $     287,124
Shares issued*...................           760           11,862
Shares issued in reinvestment of
  dividends and distributions....           469            7,259
Shares reacquired................        (4,510)         (70,157)
                                    -----------    -------------
Net increase in shares
  outstanding....................        15,344    $     236,088
                                    -----------    -------------
                                    -----------    -------------

---------------
* Represents amounts issued in connection with the acquisition of the Prudential Municipal Series Fund--Arizona Series, Georgia Series, and Minnesota Series.
--------------------------------------------------------------------------------
 16

Financial Highlights                   PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

                                                                     Class A
                                             --------------------------------------------------------
                                                             Year Ended December 31,
                                             --------------------------------------------------------
                                               1996         1995        1994        1993        1992
                                             --------     --------     -------     -------     ------
PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of year........   $  15.98     $  14.42     $ 16.30     $ 15.94     $16.00
                                             --------     --------     -------     -------
Income from investment operations
Net investment income.....................        .82(b)       .81(b)      .81         .90        .94
Net realized and unrealized gain (loss) on
   investment transactions................       (.42)        1.57       (1.78)       1.05        .43
                                             --------     --------     -------     -------     ------
   Total from investment operations.......        .40         2.38        (.97)       1.95       1.37
                                             --------     --------     -------     -------     ------
Less distributions
Dividends from net investment income......       (.82)        (.81)       (.81)       (.90)      (.94)
Distributions in excess of net investment
   income.................................      --   (c)      (.01)      --          --          --
Distributions from net realized gains.....      --           --           (.10)       (.69)      (.49)
                                             --------     --------     -------     -------     ------
   Total distributions....................       (.82)        (.82)       (.91)      (1.59)     (1.43)
                                             --------     --------     -------     -------     ------
Net asset value, end of year..............   $  15.56     $  15.98     $ 14.42     $ 16.30     $15.94
                                             --------     --------     -------     -------     ------
                                             --------     --------     -------     -------     ------
TOTAL RETURN(a):..........................       2.66%       16.91%      (6.04)%     12.60%      8.88%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of year (000).............   $502,739     $538,145     $12,721     $14,167     $7,700
Average net assets (000)..................   $508,159     $446,350     $14,116     $11,786     $5,401
Ratios to average net assets:
   Expenses, including distribution
      fees................................        .68%(b)      .75%(b)     .77%        .69%       .72%
   Expenses, excluding distribution
      fees................................        .58%(b)      .65%(b)     .67%        .59%       .62%
   Net investment income..................       5.31%(b)     5.34%(b)    5.38%       5.49%      5.79%
For Class A, B and C shares:
   Portfolio turnover rate................         46%          98%        120%         82%       114%

---------------
(a) Total return does not consider the effects of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each year reported and includes reinvestment of dividends and distributions.
(b) Net of management fee waiver.
(c) Less than $.005 per share.
--------------------------------------------------------------------------------
See Notes to Financial Statements.                                      17 -----

Financial Highlights                   PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------

                                                                        Class B                                   Class C
                                            ----------------------------------------------------------------     ----------
                                                                                                                 Year Ended
                                                                                                                  December
                                                                Year Ended December 31,                             31,
                                            ----------------------------------------------------------------     ----------
                                              1996           1995           1994         1993         1992          1996
                                            --------       --------       --------     --------     --------     ----------
PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of period......  $  16.02       $  14.45       $  16.33     $  15.97     $  16.02      $  16.02
                                            --------       --------       --------     --------     --------     ----------
Income from investment operations
Net investment income.....................       .76(b)         .76(b)         .75          .84          .88           .72(b)
Net realized and unrealized gain (loss) on
   investment transactions................      (.42)          1.58          (1.78)        1.05          .44          (.42)
                                            --------       --------       --------     --------     --------     ----------
   Total from investment operations.......       .34           2.34          (1.03)        1.89         1.32           .30
                                            --------       --------       --------     --------     --------     ----------
Less distributions
Dividends from net investment income......      (.76)          (.76)          (.75)        (.84)        (.88)         (.72)
Distributions in excess of net investment
   income.................................     --   (c)        (.01)         --           --           --           --    (c)
Distributions from net realized gains.....     --             --              (.10)        (.69)        (.49)       --
                                            --------       --------       --------     --------     --------     ----------
   Total distributions....................      (.76)          (.77)          (.85)       (1.53)       (1.37)         (.72)
                                            --------       --------       --------     --------     --------     ----------
Net asset value, end of period............  $  15.60       $  16.02       $  14.45     $  16.33     $  15.97      $  15.60
                                            --------       --------       --------     --------     --------     ----------
                                            --------       --------       --------     --------     --------     ----------
TOTAL RETURN(a):..........................      2.26%         16.49%         (6.39)%      12.15%        8.50%         2.01%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (000)...........  $168,185       $222,865       $672,272     $848,299     $828,702          $772
Average net assets (000)..................  $193,312       $252,313       $751,623     $854,919     $829,830          $674
Ratios to average net assets:
   Expenses, including distribution
      fees................................      1.08%(b)       1.15%(b)       1.17%        1.09%        1.12%         1.33%(b)
   Expenses, excluding distribution
      fees................................       .58%(b)        .65%(b)        .67%         .59%         .62%          .58%(b)
   Net investment income..................      4.91%(b)       4.96%(b)       4.96%        5.09%        5.39%         4.67%(b)

                                                              August 1,
                                                               1994(e)
                                                               through
                                                             December 31,
                                                1995             1994
                                            ------------     ------------
PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of period......     $14.44           $15.13
                                                -----            -----
Income from investment operations
Net investment income.....................        .72(b)           .29
Net realized and unrealized gain (loss) on
   investment transactions................       1.59             (.69)
                                                -----            -----

   Total from investment operations.......       2.31             (.40)
                                                -----            -----

Less distributions
Dividends from net investment income......       (.72)            (.29)
Distributions in excess of net investment
   income.................................       (.01)          --
Distributions from net realized gains.....     --               --
                                                -----            -----

   Total distributions....................       (.73)            (.29)
                                                -----            -----

Net asset value, end of period............     $16.02           $14.44
                                                -----            -----
                                                -----            -----

TOTAL RETURN(a):..........................      16.22%           (2.63)%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (000)...........       $403             $141
Average net assets (000)..................       $247             $103
Ratios to average net assets:
   Expenses, including distribution
      fees................................       1.40%(b)         1.51%(d)
   Expenses, excluding distribution
      fees................................        .65%(b)          .76%(d)
   Net investment income..................       4.66%(b)         4.84%(d)

---------------
(a)Total return does not consider the effects of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported and includes reinvestment of dividends and distributions. Total returns for periods of less than a full year are not annualized.
(b) Net of management fee waiver.
(c) Less than $.005 per share.
(d) Annualized.
(e) Commencement of offering of Class C shares.
--------------------------------------------------------------------------------
18                                            See Notes to Financial Statements.

Report of Independent Accountants      PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------
To the Board of Directors and Shareholders of Prudential National Municipals Fund, Inc.
In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Prudential National Municipals Fund, Inc. (the ``Fund'') at December 31, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as ``financial statements'') are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1996 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.
PRICE WATERHOUSE LLP
1177 Avenue of the Americas
New York, New York
February 24, 1997

Tax Information                        PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------
We are required by the Internal Revenue Code to advise you within 60 days of the Fund's fiscal year end (December 31, 1996) as to the federal tax status of dividends paid by the Fund during such fiscal year. Accordingly, we are advising you that in the fiscal year ended December 31, 1996, dividends paid from net investment income totalling $.82 per Class A share, $.76 per Class B share and $.72 per Class C shares were all federally tax-exempt interest dividends. In addition, the Fund paid an ordinary distribution of $.004 per share (taxable as ordinary income) to Class A, B and C shareholders.
The portion of your dividends which may be subject to the Alternative Minimum Tax (AMT) as well as information with respect to the state taxability of your investment in the Fund was sent to you under separate cover.
For the purpose of preparing your annual federal income tax return, however, you should report the amounts as reflected on the appropriate Form 1099-DIV or substitute 1099-DIV.
--------------------------------------------------------------------------------
                                                                        19 -----

Supplemental Proxy Information         PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
--------------------------------------------------------------------------------
   The Annual Meeting of Shareholders of the Prudential National Municipals Fund, Inc. was held on Wednesday, October 30, 1996 at the offices of Prudential Securities Incorporated, One Seaport Plaza, New York, New York. The meeting was held for the following purposes:
 (1) To elect Directors as follows: Edward D. Beach, Eugene C. Dorsey, Delayne Dedrick Gold, Robert F. Gunia, Harry A. Jacobs, Jr., Donald D. Lennox, Mendel A. Melzer, Thomas T. Mooney, Thomas H. O'Brien, Richard A. Redeker, Nancy H. Teeters and Louis A. Weil, III.
(2a) To approve the proposed elimination of the Fund's fundamental investment restriction relating to investment in shares of other investment companies.
(2b) Approval of amendment to the Fund's investment restrictions to permit an increase in the borrowing capabilities of the Fund.
(2c) Approval of amendment of the Fund's investment restriction to permit the Fund to use futures contracts and options thereon.
(2d) Approval of elimination of the Fund's investment restriction relating to the purchase and sale of puts and calls.
(2e) Approval of elimination of the Fund's investment restriction limiting investment to only those securities described in the investment objectives and policies section of the Prospectus and Statement of Additional Information.
(2f) Approval of an amendment to the Fund's investment restriction regarding the making of loans.
 (3) To ratify the selection of Price Waterhouse LLP as independent public accountants for the fiscal year ending December 31, 1996.
     The results of the proxy solicitation on the above matters were as follows:

Director/Matter                                                                    Votes for      Votes against     Abstentions
---------------                                                                    ----------     -------------     -----------
(1)   Edward D. Beach                                                              21,669,909               0          800,261
      Eugene C. Dorsey                                                             21,695,978               0          774,192
      Delayne Dedrick Gold                                                         21,693,106               0          777,064
      Robert F. Gunia                                                              21,719,174               0          750,996
      Harry A. Jacobs, Jr.                                                         21,621,774               0          848,396
      Donald D. Lennox                                                             21,695,643               0          774,527
      Mendel A. Melzer                                                             21,657,505               0          812,665
      Thomas T. Mooney                                                             21,725,894               0          744,276
      Thomas H. O'Brien                                                            21,722,761               0          747,409
      Richard A. Redeker                                                           21,688,529               0          781,641
      Nancy H. Teeters                                                             21,722,662               0          747,508
      Louis A. Weil, III                                                           21,677,273               0          792,897
(2a)  Amending of Investment Restriction of Shares in Other Investment Companies   19,832,903       1,251,969        1,321,190
(2b)  Amendment Relating to Borrowing Capabilities                                 19,066,451       1,978,982        1,360,629
(2c)  Amendment to Permit Futures and Options Use                                  18,914,088       2,036,911        1,455,063
(2d)  Elimination of Restriction of Puts and Calls                                 18,857,883       1,991,110        1,557,069
(2e)  Elimination of Restrictions Described in Investment                          19,652,582       1,404,919        1,348,561
(2f)  Amendment Regarding the Making of Loans                                      19,140,722       1,832,406        1,432,934
(3)   Price Waterhouse LLP                                                         21,052,350         367,446        1,050,374

--------------------------------------------------------------------------------
20

COMPARING A $10,000 INVESTMENT.

PRUDENTIAL NATIONAL MUNICIPALS FUND, INC. VS. THE LEHMAN BROS. GENERAL MUNICIPAL BOND INDEX.

     PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.
     LEHMAN BROS. GENERAL MUNICIPAL BOND INDEX

AVERAGE ANNUAL                CLASS A
TOTAL RETURNS
                              [GRAPH]
WITH SALES LOAD
 7.2% Since Inception
 6.0% for 5 Years
-0.4% for 1 Year

WITHOUT SALES LOAD
 7.7% Since Inception
 6.7% for 5 Years
 2.7% for 1 Year

BEST YEAR: 1995     17.1%

WORST YEAR: 1994    -6.1%


AVERAGE ANNUAL                CLASS B
TOTAL RETURNS
                              [GRAPH]
WITH SALES LOAD
  8.7% Since Inception
  6.4% for 10 Years
  6.1% for 5 Years
 -2.7% for 1 Year

WITHOUT SALES LOAD
 8.7% Since Inception
 6.4% for 10 Years
 6.3% for 5 Years
 2.3% for 1 Year

BEST YEAR: 1986     18.7%

WORST YEAR: 1994    -6.4%


AVERAGE ANNUAL                CLASS C
TOTAL RETURNS
                              [GRAPH]
WITH SALES LOAD
 6.1% Since Inception
 1.0% for 1 Year

WITHOUT SALES LOAD
 6.1% Since Inception
 2.0% for 1 Year

Past performance is not indicative of future results. Investment return and principal value will fluctuate so an investor's shares, when redeemed, may be worth more or less than their original cost. The charts on the right are designed to give you an idea how much the Fund's returns can fluctuate from year to year by measuring the best and worst years in terms of total annual return since inception of each share class.

These graphs are furnished to you in accordance with SEC regulations. They compare a $10,000 investment in the Prudential National Municipals Fund (Class A, Class B and Class C) with a similar investment in the Lehman Brothers General Municipal Bond Index by portraying the initial account values at the commencement of operations of Class A and C shares and for 10 years for the Class B shares, and subsequent account values at the end of this reporting period (December 31, 1996), as measured on a quarterly basis, beginning in 1990 for Class A shares, in 1986 for Class B shares and in 1994 for Class C shares. For purposes of the graphs, and unless otherwise indicated, in the accompanying tables it has been assumed (a) that the maximum applicable front-end sales charge was deducted from the initial $10,000 investment in Class A shares; (b) the maximum applicable contingent deferred sales charge was deducted from the value of the investment in Class B and Class C shares, assuming full redemption on December 31, 1996; (c) all recurring fees (including management fees) were deducted; and (d) all dividends and distributions were reinvested. Class B shares will automatically convert to Class A shares, on a quarterly basis, beginning approximately seven years after purchase. This conversion feature is not reflected in the graph.

The Index is a weighted index of 21,000 municipal bonds (general obligation bonds, revenue bonds, insured bonds and prerefunded bonds) selected by Lehman Brothers as representative of the long-term investment grade municipal bond market. The Index is unmanaged and includes the reinvestment of all dividends, but does not reflect the payment of transaction costs and advisory fees associated with an investment in the Fund. The securities in the Index may differ substantially from the securities in the Fund. The Index is not the only one that may be used to characterize performance of municipal bond funds and other indexes may portray different comparative performance.

PRUDENTIAL MUTUAL FUNDS
GATEWAY CENTER THREE
100 MULBERRY STREET
NEWARK, NJ 07102-4077
(800) 225-1852
HTTP://WWW.PRUDENTIAL.COM


     DIRECTORS
     Edward D. Beach
     Eugene C. Dorsey
     Delayne Dedrick Gold
     Robert F. Gunia
     Harry A. Jacobs, Jr.
     Donald D. Lennox
     Mendel A. Melzer
     Thomas T. Mooney
     Thomas H. O'Brien
     Richard A. Redeker
     Nancy H. Teeters
     Louis A. Weil, III

     OFFICERS
     Richard A. Redeker, President
     David W. Drasnin, Vice President
     Robert F. Gunia, Vice President
     Grace C. Torres, Treasurer
     Stephen M. Ungerman, Assistant Treasurer
     S. Jane Rose, Secretary

     MANAGER
     Prudential Mutual Fund Management LLC
     Gateway Center Three
     100 Mulberry Street
     Newark, NJ 07102-4077

     INVESTMENT ADVISER
     The Prudential Investment Corporation
     Prudential Plaza
     Newark, NJ 07101

     DISTRIBUTOR
     Prudential Securities Incorporated
     One Seaport Plaza
     New York, NY 10292

     CUSTODIAN
     State Street Bank and Trust Company
     One Heritage Drive
     North Quincy, MA 02171

     TRANSFER AGENT
     Prudential Mutual Fund Services LLC
     P.O. Box 15005
     New Brunswick, NJ 08906

     INDEPENDENT AUDITORS
     Price Waterhouse LLP
     1177 Avenue of the Americas
     New York, NY 10036

     LEGAL COUNSEL
     Sullivan & Cromwell
     125 Broad Street
     New York, NY 10004

The views expressed in this report and information about the Fund's portfolio holdings are for the period covered by this report and are subject to change thereafter.

This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current prospectus.



PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.


[GRAPHIC]


ANNUAL REPORT
Dec. 31, 1996

[LOGO]

PRUDENTIAL MUNICIPAL SERIES FUND
HAWAII INCOME SERIES

PERFORMANCE AT A GLANCE.

During the 12 months ended August 31, 1996, the municipal bond market experienced a lot of turbulence. Interest rates first fell, then rose, and finally finished close to where they started. As a result, investors primarily received coupon income for the past 12 months. The Prudential Municipal Series Fund -- Hawaii Income Series performed competitively with the average Hawaii municipal fund over the last 12 months, as measured by Lipper Analytical Services.

CUMULATIVE TOTAL RETURNS(1)                                        AS OF 8/31/96
--------------------------------------------------------------------------------
                                        ONE                 SINCE
                                        YEAR                INCEPTION(2)
--------------------------------------------------------------------------------
     CLASS A                            5.0% (3.8)(4)       14.9% (12.2)(4)
     CLASS B                            4.6  (3.4)(4)       14.0  (11.4)(4)
     CLASS C                            4.3  (3.1)(4)       13.5  (10.9)(4)
LIPPER HAWAII MUNI AVG.(3)              4.9                 14.0


AVERAGE ANNUAL TOTAL RETURNS(1)                                    AS OF 9/30/96
--------------------------------------------------------------------------------
                                        ONE                 SINCE
                                        YEAR                INCEPTION(2)
--------------------------------------------------------------------------------
     CLASS A                            3.2%  (2.0)(4)      6.3% (5.0)(4)
     CLASS B                            0.9  (-0.2)(4)      6.1  (4.8)(4)
     CLASS C                            4.7   (3.5)(4)      7.2  (5.9)(4)


DIVIDENDS & YIELDS                                                 AS OF 8/31/96
--------------------------------------------------------------------------------
                                                 TAXABLE EQUIVALENT YIELD(5)
            TOTAL DIVIDENDS      30-DAY                AT TAX RATES OF
           PAID FOR 12 MOS.     SEC YIELD            36%             39.6%
--------------------------------------------------------------------------------
Class A        $0.66        5.14% (3.36)(4)    8.92% (5.84)(4)   9.46% (6.19)(4)
Class B        $0.61        4.90  (3.07)(4)    8.51  (5.32)(4)   9.01  (5.64)(4)
Class C        $0.57        4.65  (2.82)(4)    8.07  (4.89)(4)   8.55  (5.18)(4)

Past performance is not indicative of future results. Principal and investment return will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

(1)Source: Prudential Mutual Fund Management and Lipper Analytical Services. The cumulative total returns do not take into account sales charges. The average annual returns do take into account applicable sales charges. The Fund charges a maximum front-end sales load of 3% for Class A shares and a declining contingent deferred sales charge (CDSC) of 5%, 4%, 3%, 2%, 1% and 1% for six years, for Class B shares. Class C shares have a 1% CDSC for one year. Class B shares automatically convert to Class A shares on a quarterly basis, after approximately seven years.

(2)Inception dates: 9/19/94 for Class A, Class B and Class C.

(3)The Lipper Hawaii Municipal Bond fund average includes 15 funds for one year and 10 funds since inception of the Class B shares on 9/19/94.

(4)Without waiver of management fees and/or expense subsidization, the Series' cumulative and average annual total returns and yields would have been lower, as indicated in parentheses ( ).

(5)Taxable equivalent yields reflect federal and applicable state taxes.


                            HOW INVESTMENTS COMPARED.
                                (AS OF 12/31/96)

12-Month Total Returns
20-Year Average Annual Total Returns

             U.S.          GENERAL        GENERAL              U.S.
            GROWTH          BOND         MUNI DEBT           TAXABLE
             FUNDS          FUNDS         FUNDS             MONEY FUNDS


SOURCE: LIPPER ANALYTICAL SERVICES. Financial markets change, so a mutual fund's past performance should never be used to predict future results. The risks to each of the investments listed above are different -- we provide 12-month total returns for several Lipper mutual fund categories to show you that reaching for higher yields means tolerating more risk. The greater the risk, the larger the potential reward or loss. In addition, we've included historical 20-year average annual returns. These returns assume the reinvestment of dividends.

U.S. GROWTH FUNDS will fluctuate a great deal. Investors have received higher historical total returns from stocks than from most other investments. Smaller capitalization stocks offer greater potential for long-term growth but may be more volatile than larger capitalization stocks.

GENERAL BOND FUNDS provide more income than stock funds, which can help smooth out their total returns year by year. But their prices still fluctuate (sometimes significantly) and their returns have been historically lower than those of stock funds.

GENERAL MUNICIPAL DEBT FUNDS invest in bonds issued by state governments, state agencies and/or municipalities. This investment provides income that is usually exempt from federal and state income taxes.

MONEY MARKET FUNDS attempt to preserve a constant share value; they don't fluctuate much in price but, historically, their returns have been generally among the lowest of the major investment categories.

[PHOTO]

CHRISTIAN SMITH, FUND MANAGER

PORTFOLIO MANAGER'S REPORT

The Series primarily invests in carefully-selected, long-term municipal bonds that offer a high level of income exempt from Hawaii state and federal income taxes, while simultaneously attempting to preserve capital. However, certain shareholders may be subject to the federal alternative minimum tax. There can be no assurance that the Series' objective will be achieved.

STRATEGY SESSION.

PORTFOLIO BREAKDOWN.
EXPRESSED AS A PERCENTAGE OF
TOTAL INVESTMENTS AS OF 8/31/96.

General Obligations              27%
Cash/Short-term Investments       2%
Pre-Refunded Bonds                1%
Revenue Bonds                    70%

QUITE VOLATILE.

Municipal bond interest rates and prices experienced a lot of volatility over the past year, but ended close to where they started. Last fall, interest rates fell and bond prices rose as investors feared a recession. But by early 1996, the tables turned. The economy gained new strength, setting off inflation fears, which pushed interest rates higher and bond prices lower. Municipal bond interest rates rose from 5.63% on January 4 to 6.34% on June 13 -- a difference of nearly three-quarters of a percentage point, as measured by the Bond Buyer's Revenue Bond Index, a widely-watched industry barometer. But when the dust settled on August 31, 1996, municipal bond interest rates were slightly lower than they had been 12 months earlier: 6.09% on August 29, 1996 vs. 6.26% a year earlier.

WE ADJUSTED DURATION.

During the last 12 months, we periodically adjusted the Series' holdings to take advantage of these changing market conditions. Last fall, as interest rates were falling, we held a longer duration (a measure of the Series' sensitivity to changing interest rates) to capitalize on rising bond prices. In 1996, we reduced duration to protect assets. Throughout the 12 months, we emphasized call protection (many municipal bonds can be redeemed before maturity) and tried to upgrade credit quality where possible when the interest rate differences between higher- and lower-rated bonds got smaller.

HIGH QUALITY

ALL OBLIGATIONS PURCHASED BY THE SERIES WERE CONSIDERED INVESTMENT GRADE, MEANING THAT THEY WERE OF THE FOUR HIGHEST QUALITY GRADES DETERMINED BY MOODY'S INVESTORS SERVICE (AAA, AA, A OR BAA), BY STANDARD & POOR'S RATINGS GROUP (AAA, AA, A OR BBB), OR IF UNRATED, CONSIDERED COMPARABLE IN THE VIEW OF OUR ANALYSTS.

FIVE LARGEST ISSUERS.
6.4% Puerto Rico Telephone Authority
6.2% State of Hawaii
6.0% Honolulu City & County
5.3% Guam Power Authority
5.2% Puerto Rico Industrial

Expressed as a percentage of total net assets as of 8/31/96.



WHAT WENT WELL.

BUYING HAWAIIAN.

We haven't always been able to buy the Hawaiian bonds we've wanted because high quality bonds with the right specifications are not always available at reasonable prices. Plus, there is not much supply and lots of demand. But over the past year we've been adding to positions in the University of Hawaii housing bonds, the State Housing Finance and Development Corporation's multifamily housing bonds and the City of Honolulu Water System. As of August 31, 1996, we held 53% of assets in Hawaiian bonds. We now hold only 45% of assets (down from 53% a year earlier) in bonds issued by Puerto Rico, the Virgin Islands or Guam. These bonds are tax-exempt federally and in virtually all states, including Hawaii.

CULLING CALLABLES.

Callable bonds generally carry higher coupons to compensate for the risk that they might be redeemed before maturity. We've found that this alone is not enough of a reason to own many of them. Prices of callable bonds do not rise as fast as non-callables when the bond market rallies, because price depends on maturity, which can't be calculated with certainty. So we've been selling bonds that are callable in less than eight years, and replacing them either with non-callable bonds or those that are callable in 10 years or more.
In this way we'll be able to better manage the risks we face when interest rates rise or fall suddenly, as they have been apt to do in recent years.

AND NOT SO WELL.

TOO LONG, TOO LONG.

Late in 1995, the U.S. economy was inching ahead slowly. We expected this to continue into early 1996, so we held our duration -- a measure of the Series' sensitivity to interest rate changes -- fairly long, at about eight years. But the economic slowdown was only temporary, largely the result of the government shutdown and the severe weather in the Northeast. When the economy accelerated in February, we were caught off-guard. A shorter duration would have offered better protection against rising interest rates. Our duration is now 7.8 years, still slightly long, but a more neutral position compared to our competition.

LOOKING AHEAD.

Right now, we're cautious. We're expecting economic growth in the second half of 1996 to slow. Meanwhile, the Federal Reserve Board is concerned that the economy is growing so rapidly that a shortage of workers is developing, which could induce wage inflation. It is possible that the board will raise short-term interest rates this year, if upward pressure on wages results in inflationary price increases to the consumer.


CREDIT QUALITY.
EXPRESSED AS A PERCENTAGE OF
TOTAL INVESTMENTS AS OF 8/31/96.

BBB                              14%
Not Rated                         2%
AA                               14%
A                                19%
AAA Insured                      51%

PRESIDENT'S LETTER                                               OCTOBER 7, 1996

[PHOTO]

DEAR SHAREHOLDER:

Last year, U.S. stocks and bonds generally posted extraordinary returns. Investors celebrated this performance by putting record amounts of new money into mutual funds in the first few months of 1996. According to figures released by the Investment Company Institute, a mutual fund industry trade group, new investments in mutual funds reached an all-time monthly high of $33 billion in January of 1996. An additional $66 billion was invested in the following three months, although this rapid inflow subsided somewhat in late spring.

While we are pleased that mutual funds are attracting new investors, we're concerned that some of them may be "buying last year's returns." Few expect 1995's virtual non-stop returns from the stock and bond markets. In fact, 1996's markets have been volatile so far (stock and bond prices go down just as they go up). There's no better time than now to be talking with your Financial Advisor or Registered Representative. She or he can help you determine reasonable expectations about both the potential performance and risks associated with your investments.

CHANGES AT PRUDENTIAL.

There have been some important changes recently at Prudential that were made with you in mind. Prudential Mutual Funds has moved under the umbrella of Prudential's newly created "Prudential Investments." This group manages and administers nearly $190 billion in client assets and provides mutual funds, annuities, defined benefit and defined contribution plans to our individual and institutional investors. We plan to improve the range and quality of investment products and services that we can provide you by better leveraging Prudential's strengths. There will, however, be no change in the service you receive from your Financial Advisor, Registered Representative or our Customer Service unit.

We're excited about our future and hope that you are, too. Thank you for your continued support and confidence in Prudential Mutual Funds.
Sincerely,

/s/ Richard A. Redeker

Richard A. Redeker
President

Portfolio of Investments             PRUDENTIAL MUNICIPAL SERIES FUND
as of August 31, 1996                HAWAII INCOME SERIES
--------------------------------------------------------------------------------

                                                                   Moody's                               Principal
                                                                   Rating       Interest     Maturity     Amount         Value
Description (a)                                                  (Unaudited)      Rate         Date        (000)       (Note 1)
------------------------------------------------------------------------------------------------------------------------------
LONG-TERM INVESTMENTS--96.3%
------------------------------------------------------------------------------------------------------------------------------
Guam Gov't., Gen. Oblig., Ser. A                                 BBB(c)            5.90%       9/01/05   $    500     $   496,560
Guam Pwr. Auth. Rev.,
   Ser. A                                                        BBB(c)            6.625      10/01/14        250         255,045
   Ser. A                                                        BBB(c)            6.75       10/01/24        525         537,679
Hawaii St. Arpt. Sys. Rev., 2nd Ser.                             A                 7.00        7/01/18        365         387,626
Hawaii St. Arpt. Sys. Rev., 2nd Ser. 90, F.G.I.C.                Aaa               7.50        7/01/20        500         546,595
Hawaii St. Dept. Budget & Fin.,
   Hawaiian Elec. Co., Ser. C, M.B.I.A.                          Aaa               7.375      12/01/20        500         547,190
   Kapiolani Hlth. Care Sys.                                     A                 6.30        7/01/08        500         515,650
   Kapiolani Hosp.                                               A                 6.00        7/01/11        250         250,185
   Queens Med. Ctr.                                              Aa                5.80        7/01/10        500         501,655
   Queens Med. Ctr. Proj., F.G.I.C.                              Aaa               5.90        7/01/07        230 (d)     245,971
Hawaii St. Gen. Oblig., Ser. CJ                                  Aa                6.25        1/01/15        650         671,222
Hawaii St. Harbor Cap. Impvt. Rev.,
   F.G.I.C.                                                      Aaa               6.25        7/01/10        250 (e)     260,030
   F.G.I.C.                                                      Aaa               6.25        7/01/15        500         511,745
Hawaii St. Hsg. Fin. & Dev. Corp. Rev.,
   Affordable Rental Proj., Ser. A                               A1                6.05        7/01/22        725         710,094
   Sngl. Fam. Mtge. Rev., Ser. B, F.N.M.A.                       Aa                5.85        7/01/17        500         494,615
   Univ. of Hawaii Fac. Hsg. Proj., A.M.B.A.C.                   Aaa               5.65       10/01/16        500         487,670
Honolulu City & Cnty.,
   Ref. & Impvt., Ser. B, F.G.I.C.                               Aaa               5.50       10/01/11        900         899,037
   Water Sys. Rev.                                               Aa                5.80        7/01/16        500         497,040
Maui Cnty., Ser. A, M.B.I.A.                                     Aaa               5.65        6/01/10        570         573,352
Puerto Rico Comnwlth., Gen. Oblig.                               Baa1              6.45        7/01/17        500         525,965
Puerto Rico Elec. Pwr. Auth. Rev., Ser. O                        Baa1              5.00        7/01/12        600         538,032
Puerto Rico Hwy. & Trans. Auth. Rev., Ser. V                     Baa1              6.375       7/01/08        500         526,240
Puerto Rico Ind., Tourist, Ed., Med. & Env. Ctrl. Facs.,
   Doctor Pila Hosp. Proj., F.H.A.                               AAA(c)            6.125       8/01/25        500         508,635
   Hosp. Auxilio Mutuo Oblig. Grp. Proj., M.B.I.A.               Aaa               6.25        7/01/16        500         522,800
   Hosp. Auxilio Mutuo Oblig. Grp. Proj., M.B.I.A.               Aaa               6.25        7/01/24        250         258,827
Puerto Rico Mun. Fin. Agcy., Ser. A, F.S.A.                      Aaa               6.00        7/01/14        250         253,498
Puerto Rico Tel. Auth. Rev., Ser. I, M.B.I.A.                    Aaa               5.449       1/16/15      1,000         961,670
Puerto Rico Univ. Sys. Rev., Ser. M, M.B.I.A.                    Aaa               5.25        6/01/25        750         692,550
Virgin Islands Pub. Fin. Auth. Rev.,
   Gov't. Dev. Proj., Ser. B                                     BBB-(c)           7.375      10/01/10        300         323,319
   Ref. Matching Loan Notes, Ser. A                              NR                7.25       10/01/18        250         265,335
                                                                                                                      -----------
Total long-term investments (cost $14,327,900)                                                                         14,765,832
                                                                                                                      -----------

--------------------------------------------------------------------------------
See Notes to Financial Statements.                                       3 -----

Portfolio of Investments             PRUDENTIAL MUNICIPAL SERIES FUND
as of August 31, 1996                HAWAII INCOME SERIES
--------------------------------------------------------------------------------

                                                                   Moody's                               Principal
                                                                   Rating       Interest     Maturity     Amount         Value
Description (a)                                                  (Unaudited)      Rate         Date        (000)       (Note 1)
------------------------------------------------------------------------------------------------------------------------------
SHORT-TERM INVESTMENTS--1.9%
Puerto Rico Comnwlth., Gov't Dev. Bank., Ser. 85, F.R.W.D.
   (cost $300,000)                                               VMIG1             3.10%       9/04/96   $    300     $   300,000
                                                                                                                      -----------
Total Investments--98.2%
(cost $14,627,900; Note 5)                                                                                             15,065,832
Other assets in excess of liabilities--1.8%                                                                               269,107
                                                                                                                      -----------
Net Assets--100%                                                                                                      $15,334,939
                                                                                                                      -----------
                                                                                                                      -----------

---------------
(a) The following abbreviations are used in portfolio descriptions:
  A.M.B.A.C.--American Municipal Bond Assurance Corporation.
  F.G.I.C.--Financial Guaranty Insurance Company.
  F.H.A.--Federal Housing Administration.
  F.N.M.A.--Federal National Mortgage Association.
  F.R.W.D.--Floating Rate (Weekly) Demand Note (b).
  F.S.A.--Financial Security Assurance.
  M.B.I.A.--Municipal Bond Insurance Association.

 (b) For purposes of amortized cost valuation, the maturity date of Floating Rate Demand Notes is considered to be the later of the next date on which the security can be redeemed at par, or the next date on which the rate of interest is adjusted.
 (c) Standard & Poor's Rating.
 (d) Prerefunded issues are secured by escrowed cash and/or direct U.S. guaranteed obligations.
 (e) Pledged as initial margin on financial futures contracts.

NR--Not Rated by Moody's or Standard & Poor's.
The Fund's current Statement of Additional Information contains a description of Moody's and Standard & Poor's ratings.
--------------------------------------------------------------------------------
-----                                  4      See Notes to Financial Statements.

                                             PRUDENTIAL MUNICIPAL SERIES FUND
Statement of Assets and Liabilities          HAWAII INCOME SERIES
--------------------------------------------------------------------------------

Assets                                                                                                         August 31, 1996
Investments, at value (cost $14,627,900)..................................................................      $  15,065,832
Cash......................................................................................................             40,121
Interest receivable.......................................................................................            203,652
Deferred expenses and other assets........................................................................             64,310
Due from Manager..........................................................................................             41,472
Receivable for Series shares sold.........................................................................             31,814
Due from broker-variation margin..........................................................................              4,938
                                                                                                                ---------------
   Total assets...........................................................................................         15,452,139
                                                                                                                ---------------
Liabilities
Accrued expenses..........................................................................................             76,933
Payable for Series shares reacquired......................................................................             19,590
Dividends payable.........................................................................................             13,441
Distribution fee payable..................................................................................              5,536
Deferred trustees' fees...................................................................................              1,700
                                                                                                                ---------------
   Total liabilities......................................................................................            117,200
                                                                                                                ---------------
Net Assets................................................................................................      $  15,334,939
                                                                                                                ---------------
                                                                                                                ---------------
Net assets were comprised of:
   Shares of beneficial interest, at par..................................................................      $      12,775
   Paid-in capital in excess of par.......................................................................         14,911,740
                                                                                                                ---------------
                                                                                                                   14,924,515
   Accumulated net realized loss on investments...........................................................            (36,759  )
   Net unrealized appreciation on investments.............................................................            447,183
                                                                                                                ---------------
Net assets, August 31, 1996...............................................................................      $  15,334,939
                                                                                                                ---------------
                                                                                                                ---------------
Class A:
   Net asset value and redemption price per share
      ($3,800,184 / 316,580 shares of beneficial interest issued and outstanding).........................               $12.00
   Maximum sales charge (3% of offering price)............................................................                .37
   Maximum offering price to public.......................................................................             $12.37
Class B:
   Net asset value, offering price and redemption price per share
      ($10,126,267 / 843,579 shares of beneficial interest issued and outstanding)........................             $12.00
Class C:
   Net asset value, offer price and redemption price per share
      ($1,408,488 / 117,335 shares of beneficial interest issued and outstanding).........................             $12.00

--------------------------------------------------------------------------------
See Notes to Financial Statements.                                       5 -----

PRUDENTIAL MUNICIPAL SERIES FUND
HAWAII INCOME SERIES
Statement of Operations
------------------------------------------------------------

                                                   Year Ended
                                                   August 31,
Net Investment Income                                 1996
                                                 ---------------
Income
   Interest...................................     $   835,223
                                                 ---------------
Expenses
   Management fee.............................          71,610
   Distribution fee--Class A..................           3,620
   Distribution fee--Class B..................          47,993
   Distribution fee--Class C..................           8,274
   Custodian's fees and expenses..............          64,000
   Reports to shareholders....................          41,000
   Registration fees..........................          36,000
   Amortization of organization expense.......          20,976
   Audit fee expenses.........................          12,300
   Legal fees and expenses....................          10,000
   Transfer agent's fees and expenses.........           5,500
   Trustees' fees and expenses................           3,900
   Miscellaneous..............................           4,411
                                                 ---------------
      Total expenses..........................         329,584
   Less: Management fee waiver................          (7,161)
       Expense subsidy........................        (212,409)
                                                 ---------------
      Net expenses............................         110,014
                                                 ---------------
Net investment income.........................         725,209
                                                 ---------------
Realized and Unrealized
Gain (Loss) on Investments
Net realized gain (loss) on:
   Investment transactions....................          57,939
   Financial futures contract transactions....        (101,589)
                                                 ---------------
                                                       (43,650)
                                                 ---------------
Net change in unrealized appreciation (depreciation) on:
   Investments................................         (57,716)
   Financial futures contracts................          23,782
                                                 ---------------
                                                       (33,934)
                                                 ---------------
Net loss on investments.......................         (77,584)
                                                 ---------------
Net Increase in Net Assets
Resulting from Operations.....................     $   647,625
                                                 ---------------
                                                 ---------------

PRUDENTIAL MUNICIPAL SERIES FUND
HAWAII INCOME SERIES
Statement of Changes in Net Assets

                                                      September
                                                         19,
                                                        1994*
                                      Year Ended       through
Increase (Decrease)                   August 31,      August 31,
in Net Assets                            1996            1995
                                     ------------    ------------
Operations
   Net investment income..........   $    725,209    $    457,043
   Net realized gain (loss) on
      investment transactions.....        (43,650)         94,967
   Net change in unrealized
      appreciation (depreciation)
      of investments..............        (33,934)        481,117
                                     ------------    ------------
   Net increase in net assets
      resulting from operations...        647,625       1,033,127
                                     ------------    ------------
Dividends and Distributions (Note
   1):
   Dividends from net investment
      income
      Class A.....................       (194,875)       (140,503)
      Class B.....................       (478,063)       (299,569)
      Class C.....................        (52,271)        (16,971)
                                     ------------    ------------
                                         (725,209)       (457,043)
                                     ------------    ------------
   Distributions from net realized
      gains
      Class A.....................        (22,739)             --
      Class B.....................        (58,916)             --
      Class C.....................         (6,421)             --
                                     ------------    ------------
                                          (88,076)             --
                                     ------------    ------------
Series share transactions (net of
   share conversions) (Note 6):
   Net proceeds from shares
      sold........................      3,550,148      13,508,423
   Net asset value of shares
      issued
      in reinvestment of dividends
      and distributions...........        434,866         199,822
   Cost of shares reacquired......     (1,563,629)     (1,205,115)
                                     ------------    ------------
   Net increase in net assets from
      Series share transactions...      2,421,385      12,503,130
                                     ------------    ------------
Total increase....................      2,255,725      13,079,214
Net Assets
Beginning of period...............     13,079,214              --
                                     ------------    ------------
End of period.....................   $ 15,334,939    $ 13,079,214
                                     ------------    ------------
                                     ------------    ------------

------------
* Commencement of investment operations.
--------------------------------------------------------------------------------
-----                                  6      See Notes to Financial Statements.

                                            PRUDENTIAL MUNICIPAL SERIES FUND
Notes to Financial Statements               HAWAII INCOME SERIES
--------------------------------------------------------------------------------
Prudential Municipal Series Fund (the ``Fund'') is registered under the Investment Company Act of 1940, as an open-end investment company. The Fund was organized as a Massachusetts business trust on May 18, 1984 and consists of fourteen series. The monies of each series are invested in separate, independently managed portfolios. The Hawaii Income Series (the ``Series'') commenced investment operations on September 19, 1994. The Series is non-diversified and seeks to provide the maximum amount of income that is exempt from Hawaii State and federal income taxes consistent with the preservation of capital by investing in investment grade municipal obligations but may also invest a portion of its assets in lower-quality municipal obligations or in non-rated securities which, in the opinion of the Fund's investment adviser, are of comparable quality. The ability of the issuers of the securities held by the Series to meet their obligations may be affected by economic or political developments in a specific state, industry or region.
------------------------------------------------------------
Note 1. Accounting Policies
The following is a summary of significant accounting policies followed by the Fund, and the Series, in the preparation of its financial statements.
Securities Valuations: The Fund values municipal securities (including commitments to purchase such securities on a ``when-issued'' basis) on the basis of prices provided by a pricing service which uses information with respect to transactions in bonds, quotations from bond dealers, market transactions in comparable securities and various relationships between securities in determining values. If market quotations are not readily available from such pricing service, a security is valued at its fair value as determined under procedures established by the Trustees.

Short-term securities which mature in more than 60 days are valued at current market quotations. Short-term securities which mature in 60 days or less are valued at amortized cost.

All securities are valued as of 4:15 P.M., New York time.

Financial Futures Contracts: A financial futures contract is an agreement to purchase (long) or sell (short) an agreed amount of securities at a set price for delivery on a future date. Upon entering into a financial futures contract, the Series is required to pledge to the broker an amount of cash and/or other assets equal to a certain percentage of the contract amount. This amount is known as the ``initial margin''. Subsequent payments, known as ``variation margin'', are made or received by the Series each day, depending on the daily fluctuations in the value of the underlying security. Such variation margin is recorded for financial statement purposes on a daily basis as unrealized gain or loss. When the contract expires or is closed, the gain or loss is realized and is presented in the statement of operations as net realized gain(loss) on financial futures contracts. The Series invests in financial futures contracts in order to hedge its existing portfolio securities or securities the Series intends to purchase, against fluctuations in value caused by changes in prevailing interest rates. Should interest rates move unexpectedly, the Series may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions involves the risk of imperfect correlation in movements in the price of futures contracts, interest rates and the underlying hedged assets.

Securities Transactions and Net Investment Income: Securities transactions are recorded on the trade date. Realized gains and losses on sales of securities are calculated on the identified cost basis. Interest income is recorded on the accrual basis. The Series amortizes premiums and original issue discount paid on purchases of portfolio securities as adjustments to interest income. Expenses are recorded on the accrual basis which may require the use of certain estimates by management.

Net investment income (other than distribution fees) and unrealized and realized gains or losses are allocated daily to each class of shares based upon the relative proportion of net assets of each class at the beginning of the day.

Federal Income Taxes: For federal income tax purposes, each series in the Fund is treated as a separate taxpaying entity. It is the intent of the Series to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its net income to shareholders. For this reason and because substantially all of the Series' gross income consists of tax-exempt interest, no federal income tax provision is required.

Dividends and Distributions: The Series declares daily dividends from net investment income. Payment of dividends is made monthly. Distributions of net capital gains, if any, are made annually.

Income distributions and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles.

Deferred Organization Expenses: The Series incurred $98,700 in organization and initial registration expenses. Such amount has been deferred and is being amortized over a period of 60 months ending September 1999.
--------------------------------------------------------------------------------
                                                                         7 -----

                                            PRUDENTIAL MUNICIPAL SERIES FUND
Notes to Financial Statements               HAWAII INCOME SERIES
--------------------------------------------------------------------------------
Note 2. Agreements
The Fund has a management agreement with Prudential Mutual Fund Management, LLC. (``PMF''). Pursuant to this agreement, PMF has responsibility for all investment advisory services and supervises the subadviser's performance of such services. PMF has entered into a subadvisory agreement with The Prudential Investment Corporation (``PIC''). PIC furnishes investment advisory services in connection with the management of the Fund. PMF pays for the services of PIC, the cost of compensation of officers of the Fund, occupancy and certain clerical and bookkeeping costs of the Fund. The Fund bears all other costs and expenses.

The management fee paid PMF is computed daily and payable monthly, at an annual rate of .50 of 1% of the average daily net assets of the Series. PMF has agreed to waive a portion (.05 of 1% of the Series' average daily net assets) of its management fee, which amounted to $7,161 ($0.006 per share for Class A, B, and C shares; .05% of average net assets). The Series is not required to reimburse PMF for such waiver.

The Fund had a distribution agreement with Prudential Mutual Fund Distributors, Inc. (``PMFD''), which acted as the distributor of the Class A shares of the Fund through January 1, 1996. Effective January 2, 1996, Prudential Securities Incorporated (``PSI'') became the distributor of the Class A shares of the Fund and is serving the Fund under the same terms and conditions as under the arrangement with PMFD. PSI is also the distributor of the Class B and Class C shares of the Fund. The Fund compensated PMFD and PSI for distributing and servicing the Fund's Class A, Class B and Class C shares, pursuant to plans of distribution (the ``Class A, B and C Plans''), regardless of expenses actually incurred by them. The distribution fees are accrued daily and payable monthly.

Pursuant to the Class A, B and C Plans, the Fund compensates PSI, and PMFD for the period September 1, 1995 through January 1, 1996 with respect to Class A shares, for distribution-related activities at an annual rate of up to .30 of 1%, .50 of 1% and 1%, of the average daily net assets of the Class A, B and C shares, respectively. Such expenses under the Plans were .10 of 1%, .50 of 1% and .75 of 1% of the average daily net assets of the Class A, B and C shares, respectively, for the fiscal year ended August 31, 1996.

PMFD and PSI have advised the Series that they have received approximately $7,200 in front-end sales charges resulting from sales of Class A shares during the fiscal year ended August 31, 1996. From these fees, PMFD and PSI paid such sales charges to affiliated broker-dealers which in turn paid commissions to sales persons and incurred other distribution costs.

PSI has advised the Series that for the fiscal year ended August 31, 1996, it received approximately $37,500 and $200 in contingent deferred sales charges imposed upon certain redemptions by Class B and C shareholders, respectively. PMFD is a wholly-owned subsidiary of PMF; PSI, PMF and PIC are indirect, wholly-owned subsidiaries of The Prudential Insurance Company of America.
------------------------------------------------------------
Note 3. Other Transactions with Affiliates
Prudential Mutual Fund Services, Inc. (``PMFS''), a wholly-owned subsidiary of PMF, serves as the Fund's transfer agent. During the fiscal year ended August 31, 1996, the Series incurred fees of approximately $4,200 for the services of PMFS. As of August 31, 1996, approximately $300 of such fees were due to PMFS. Transfer agent fees and expenses in the Statement of Operations include certain out-of-pocket expenses paid to non-affiliates.
------------------------------------------------------------
Note 4. Expense Subsidy
PMF has agreed to subsidize expenses so that total operating expenses do not exceed .45%, .85% and 1.10% of the average net assets of the Class A shares, Class B shares and Class C shares, respectively, until further notice. For the fiscal year ended August 31, 1996, PMF subsidized $212,409 ($0.17 per share for Class A, B and C shares; 1.48% of average net assets) of the Series' expenses. The Series is not required to reimburse PMF for such subsidy.
------------------------------------------------------------
Note 5. Portfolio Securities
Purchases and sales of portfolio securities of the Series, excluding short-term investments, for the fiscal year ended August 31, 1996 were $4,466,168 and $2,553,985, respectively.

At August 31, 1996, the Series sold 60 financial futures contracts on the U.S. Treasury Index of which 40 expire in September 1996 and 20 expire in December 1996. The value at disposition of such contracts is $652,063. The value of such contracts on August 31, 1996 was $642,812, thereby resulting in an unrealized gain of $9,251.

The cost basis of investments for federal income tax purposes is substantially the same as for financial reporting purposes and, accordingly, as of
--------------------------------------------------------------------------------
-----                                  8

                                            PRUDENTIAL MUNICIPAL SERIES FUND
Notes to Financial Statements               HAWAII INCOME SERIES
--------------------------------------------------------------------------------
August 31, 1996, net unrealized appreciation for federal income tax purposes was $437,932 (gross unrealized appreciation--$464,899; gross unrealized depreciation--$26,967).

The Series will elect to treat net realized capital losses of approximately $31,150 incurred in the ten month period ended August 31, 1996 as having been incurred in the following fiscal year.
------------------------------------------------------------
Note 6. Capital
The Series offers Class A, Class B and Class C shares. Class A shares are sold with a front-end sales charge of up to 3.0%. Class B shares are sold with a contingent deferred sales charge which declines from 5% to zero depending on the period of time the shares are held. Class C shares are sold with a contingent deferred sales charge of 1% during the first year. Class B shares will automatically convert to Class A shares on a quarterly basis approximately seven years after purchase. A special exchange privilege is also available for shareholders who qualify to purchase Class A shares at net asset value.

The Fund has authorized an unlimited number of shares of beneficial interest of each class at $.01 par value per share. Of the 1,277,494 shares of beneficial interest issued and outstanding at August 31, 1996, PMF owned 171,821 shares. Transactions in shares of beneficial interest for the fiscal year ended August 31, 1996 and the period ended August 31, 1995 were as follows:

Class A                                    Shares       Amount
---------------------------------------   --------    ----------
Year ended August 31, 1996:
Shares sold............................     36,885    $  448,439
Shares issued in reinvestment of
  dividends and distributions..........      4,000        48,647
Shares reacquired......................    (10,531)     (126,891)
                                          --------    ----------
Net increase in shares outstanding
  before conversion....................     30,354       370,195
Shares issued upon conversion from
  Class B..............................     11,406       137,525
                                          --------    ----------
Net increase in shares outstanding.....     41,760    $  507,720
                                          --------    ----------
                                          --------    ----------
September 19, 1994* through
  August 31, 1995:
Shares sold............................    279,870    $3,255,106
Shares issued in reinvestment of
  dividends............................      1,566        18,665
Shares reacquired......................    (10,702)     (123,633)
                                          --------    ----------
Net increase in shares outstanding
  before conversion....................    270,734     3,150,138
Shares issued upon conversion from
  Class B..............................      4,086        49,084
                                          --------    ----------
Net increase in shares outstanding.....    274,820    $3,199,222
                                          --------    ----------
                                          --------    ----------
Class B                                    Shares       Amount
---------------------------------------   --------    ----------
Year ended August 31, 1996:
Shares sold............................    204,563    $2,491,095
Shares issued in reinvestment of
  dividends and distributions..........     28,137       342,549
Shares reacquired......................   (115,555)   (1,409,389)
                                          --------    ----------
Net increase in shares outstanding
  before conversion....................    117,145     1,424,255
Shares reacquired upon conversion into
  Class A..............................    (11,406)     (137,525)
                                          --------    ----------
Net increase in shares outstanding.....    105,739    $1,286,730
                                          --------    ----------
                                          --------    ----------
September 19, 1994* through
  August 31, 1995:
Shares sold............................    816,861    $9,471,988
Shares issued in reinvestment of
  dividends............................     14,410       171,145
Shares reacquired......................    (89,345)   (1,066,264)
                                          --------    ----------
Net increase in shares outstanding
  before conversion....................    741,926     8,576,869
Shares reacquired upon conversion into
  Class A..............................     (4,086)      (49,084)
                                          --------    ----------
Net increase in shares outstanding.....    737,840    $8,527,785
                                          --------    ----------
                                          --------    ----------
Class C
---------------------------------------
Year ended August 31, 1996:
Shares sold............................     50,226    $  610,614
Shares issued in reinvestment of
  dividends and distributions..........      3,592        43,670
Shares reacquired......................     (2,216)      (27,349)
                                          --------    ----------
Net increase in shares outstanding.....     51,602    $  626,935
                                          --------    ----------
                                          --------    ----------
September 19, 1994* through
  August 31, 1995:
Shares sold............................     66,136    $  781,329
Shares issued in reinvestment of
  dividends............................        845        10,012
Shares reacquired......................     (1,248)      (15,218)
                                          --------    ----------
Net increase in shares outstanding.....     65,733    $  776,123
                                          --------    ----------
                                          --------    ----------
---------------
* Commencement of investment operations.

--------------------------------------------------------------------------------
                                                                         9 -----

                                              PRUDENTIAL MUNICIPAL SERIES FUND
Financial Highlights                          HAWAII INCOME SERIES
--------------------------------------------------------------------------------

                                                            Class A                          Class B                 Class C
                                                  ----------------------------     ----------------------------     ----------
                                                                 September 19,                    September 19,
                                                     Year           1994(b)           Year           1994(b)           Year
                                                    Ended           Through          Ended           Through          Ended
                                                  August 31,      August 31,       August 31,      August 31,       August 31,
                                                     1996            1995             1996            1995             1996
                                                     -----            -----        ----------         -----           -----
PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of period..........      $12.13          $ 11.64         $  12.13         $ 11.64          $12.13
                                                     -----            -----        ----------         -----           -----
Income from investment operations
Net investment income(d)......................         .66              .58              .61             .54             .57
Net realized and unrealized gain on investment
   transactions...............................        (.05)             .49             (.05)            .49            (.05)
                                                     -----            -----        ----------         -----           -----
   Total from investment operations...........         .61             1.07              .56            1.03             .52
                                                     -----            -----        ----------         -----           -----
Less distributions
Dividends from net investment income..........        (.66)            (.58)            (.61)           (.54)           (.57)
Distributions from net realized gains.........        (.08)              --             (.08)             --            (.08)
                                                     -----            -----        ----------         -----           -----
   Total distributions........................        (.74)            (.58)            (.69)           (.54)           (.65)
                                                     -----            -----        ----------         -----           -----
Net asset value, end of period................      $12.00          $ 12.13         $  12.00         $ 12.13          $12.00
                                                     -----            -----        ----------         -----           -----
                                                     -----            -----        ----------         -----           -----
TOTAL RETURN(c):..............................        5.01%            9.42%            4.60%           9.03%           4.34%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (000)...............      $3,800          $ 3,333         $ 10,126         $ 8,949          $1,409
Average net assets (000)......................      $3,620          $ 2,778         $  9,599         $ 6,270          $1,103
Ratios to average net assets:(d)
   Expenses, including distribution fees......         .45%             .46%(a)          .85%            .86%(a)        1.10%
   Expenses, excluding distribution fees......         .35%             .36%(a)          .35%            .36%(a)         .35%
   Net investment income......................        5.38%            5.32%(a)         4.98%           5.03%(a)        4.74%
Portfolio turnover rate.......................          18%              75%              18%             75%             18%

                                                September 19,
                                                   1994(b)
                                                   Through
                                                 August 31,
                                                    1995
                                                     -----

PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of period..........     $ 11.64
                                                     -----

Income from investment operations
Net investment income(d)......................         .51
Net realized and unrealized gain on investment
   transactions...............................         .49
                                                     -----

   Total from investment operations...........        1.00
                                                     -----

Less distributions
Dividends from net investment income..........        (.51)
Distributions from net realized gains.........          --
                                                     -----

   Total distributions........................        (.51)
                                                     -----

Net asset value, end of period................     $ 12.13
                                                     -----
                                                     -----

TOTAL RETURN(c):..............................        8.78%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (000)...............     $   797
Average net assets (000)......................     $   373
Ratios to average net assets:(d)
   Expenses, including distribution fees......        1.11%(a)
   Expenses, excluding distribution fees......         .36%(a)
   Net investment income......................        4.79%(a)
Portfolio turnover rate.......................          75%

---------------
(a) Annualized.
(b) Commencement of investment operations.
(c) Total return does not consider the effects of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported and includes reinvestment of dividends. Total returns for periods of less than a full year are not annualized.
(d) Net of expense subsidy and management fee waiver.
--------------------------------------------------------------------------------
-----                                  10     See Notes to Financial Statements.

                                          PRUDENTIAL MUNICIPAL SERIES FUND
Independent Auditors' Report              HAWAII INCOME SERIES
--------------------------------------------------------------------------------
The Shareholders and Board of Trustees
Prudential Municipal Series Fund, Hawaii Income Series

We have audited the accompanying statement of assets and liabilities, including the portfolio of investments, of Prudential Municipal Series Fund, Hawaii Income Series as of August 31, 1996, the related statements of operations for the year then ended and of changes in net assets and the financial highlights for the year then ended and the period September 19, 1994 (commencement of investment operations) to August 31, 1995. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the securities owned as of August 31, 1996 by correspondence with the custodian and broker. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of Prudential Municipal Series Fund, Hawaii Income Series, as of August 31, 1996, the results of its operations, the changes in its net assets, and its financial highlights for the respective stated periods in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
New York, New York
October 14, 1996

                                      PRUDENTIAL MUNICIPAL SERIES FUND
Federal Income Tax Information        HAWAII INCOME SERIES
--------------------------------------------------------------------------------
We are required by the Internal Revenue Code to advise you within 60 days of the Series' fiscal year end (August 31, 1996) as to the federal tax status of dividends and distributions paid by the Series during such fiscal year. Accordingly, we are advising you that in the fiscal year ended August 31, 1996, dividends paid from net investment income of $.66 per Class A share, $.61 per Class B share, and $.57 per Class C share were all federally tax-exempt interest dividends. In addition, the Series paid to Class A, B and C shares a long-term capital gain distribution of $.08 per share, which is taxable as such.

In January 1997, you will be advised on IRS Form 1099 DIV or substitute 1099 DIV as to the federal tax status of the distributions received by you in calendar year 1996.
--------------------------------------------------------------------------------
                                                                        11 -----

How Does Your State Stack Up?

Economic conditions vary from state to state. While one region may be experiencing strong fiscal management and prosperity, another may languish under the weight of declining industry or chronic state budget problems.

State economic conditions, fiscal management and interest rates play dominant roles in the performance of individual municipal bonds. A strong economy generally leads to higher tax revenues and other income sources for the state, enabling it to more easily repay its debts. Additionally, sound state financial management often results in high ratings from bond rating agencies. High ratings are attractive to investors and can help bonds retain value in the market.

California
-World's 8th largest economy.
-Entertainment jobs growing.
-Recovery continues, growth is exceeding the national average and yielding tax revenue well above estimates.
-General obligation debt upgraded by Standard & Poor's.
-Implementation of welfare reform may pose problems.

Hawaii
-Tourism provides 60% of jobs.
-Strong financial management.
-Slow recovery from early-1990s U.S. and Japanese recessions, which bit into tourism and real estate.
-Government eliminated 1,100 state jobs.

Ohio
-Shift from manufacturing to service trades.
-Economic and personal income growth ahead of national averages.
-Debt is low.

Pennsylvania
-Slowly rebuilding economy, but needs new engine of growth.
-Modest debt rapidly amortized.
-Sound financial management.

Michigan
-Economic growth is 3.5%, higher than national average.
-Once car capital of the world, now more diversified.
-Strengthening fiscal management.

Massachusetts
-Painful cuts in defense and health care eliminated jobs.
-Slowly rebuilding economy.
-Personal income is high.

New York
-High taxes restrain growth, although efforts underway to ease the tax burden. -Personal income remains high.
-Debt level is high.
-Implementation of welfare reform may pose problems.

Maryland
-One of wealthiest states.
-Personal income 115% of national average, but income growth has stabilized. -Good financial controls.

Florida
-Economy and personal income growing much faster than national rate. -Unemployment and debt are low.
-Ended 1995 with a budget surplus for the third year in a row.
-Implementation of welfare reform may pose problems.

Connecticut
-Nation's wealthiest citizens.
-Economically weak from defense cuts.
-Slow growth -- recovery may take years.
-Attempts at "quick fixes" won't provide permanent relief.
-Spurt of growth in personal income tax revenues.

New Jersey
-Broad-based economy and high personal wealth.
-Economic growth gaining but behind national average.
-"Pro-business" tactics siphoned revenue, but may spur more growth.

North Carolina
-Robust, model economy.
-Personal income quickly growing.
-Unemployment well below national average.
-New jobs from financial services, research and high technology.
-Strong financial management.

Source: Prudential Investment Corporation. Selected states are those for which Prudential Mutual Fund Management manages a state-specific municipal bond
mutual fund                                           Revised: October, 1996

COMPARING A $10,000 INVESTMENT.

PRUDENTIAL MUNICIPAL SERIES FUND: HAWAII INCOME SERIES VS. LEHMAN BROS. GENERAL MUNI DEBT INDEX.

PRUDENTIAL MUNI SERIES FUND: HAWAII INCOME SERIES
LEHMAN BROS. GENERAL MUNI DEBT. INDEX

AVERAGE ANNUAL                     CLASS A
TOTAL RETURNS
                                   [GRAPH]
WITH SALES LOAD*
 5.7% Since Inception (4.5%)
 1.9% for 1 Year (0.7%)

WITHOUT SALES LOAD*
 7.4% Since Inception (6.1%)
 5.0% for 1 Year (3.8%)


AVERAGE ANNUAL                     CLASS B
TOTAL RETURNS
                                   [GRAPH]
WITH SALES LOAD*
 5.0% Since Inception (3.8%)
-0.4% for 1 Year (-1.6%)

WITHOUT SALES LOAD*
 7.0% Since Inception (5.7%)
 4.6% for 1 Year (3.4%)


AVERAGE ANNUAL                     CLASS C
TOTAL RETURNS
                                   [GRAPH]
WITH SALES LOAD*
 6.7% Since Inception (5.4%)
 3.3% for 1 Year (2.1%)

WITHOUT SALES LOAD*
 6.7% Since Inception (5.4%)
 4.3% for 1 Year (3.1%)

Past performance is not indicative of future results. Investment return and principal value will fluctuate so an investor's shares, when redeemed, will be worth more or less than their original cost.

These graphs are furnished to you in accordance with SEC regulations. They compare a $10,000 investment in the Prudential Municipal Series Fund: Hawaii Income Series (Class A, Class B and Class C) with a similar investment in the Lehman Brothers Municipal Bond Index by portraying the initial account values at the commencement of operations of each class, and subsequent account values at the end of the most recent reporting period (August 31), as measured on a quarterly basis, beginning in 1994 for all three shares classes. For purposes of the graphs, and unless otherwise indicated, in the accompanying tables it has been assumed (a) that the maximum applicable front-end sales charge was deducted from the initial $10,000 investment in Class A shares; (b) the maximum applicable contingent deferred sales charge was deducted from the value of the investment in Class B and Class C shares, assuming full redemption on August 31, 1996; (c) all recurring fees (including management fees) were deducted; and (d) all dividends and distributions were reinvested. Class B shares automatically convert to Class A shares, on a quarterly basis, approximately seven years after purchase. This conversion feature is not reflected in the graph. The graph and accompanying tables reflect the past subsidy and/or waiver of expenses and/or management fees.

* Without waivers and expense subsidies the value of the $10,000 investment in the Series and the Series' average annual total return, as illustrated above, would have been lower, as indicated in parentheses ( ).

The Index is a weighted index comprised of 21,000 municipal bonds (General obligation bonds, revenue bonds, insured bonds and prerefunded bonds) selected by Lehman Brothers as representative of the long-term investment grade municipal bond market. It is an unmanaged index that includes the reinvestment of all dividends, but does not reflect the transaction costs and advisory fees paid by the Series' investors. The Index's holdings differ from the Series' portfolio. The Index is not the only one that may be used to characterize performance of bond funds and other indices may portray different comparative performance.

PRUDENTIAL MUTUAL FUNDS
GATEWAY CENTER THREE
100 MULBERRY STREET
NEWARK, NJ 07102-4077
(800) 225-1852
HTTP:\\WWW.PRUDENTIAL.COM


     TRUSTEES
     Edward D. Beach
     Eugene C. Dorsey
     Delayne Dedrick Gold
     Harry A. Jacobs, Jr.
     Thomas T. Mooney
     Thomas H. O'Brien
     Richard A. Redeker
     Nancy Hays Teeters

     OFFICERS
     Richard A. Redeker, President
     Robert F. Gunia, Vice President
     Grace C. Torres, Treasurer
     Stephen M. Ungerman, Assistant Treasurer
     S. Jane Rose, Secretary
     Deborah A. Docs, Assistant Secretary

     MANAGER
     Prudential Mutual Fund Management LLC.
     Gateway Center Three
     100 Mulberry Street
     Newark, NJ 07102-4077

     INVESTMENT ADVISER
     The Prudential Investment Corporation
     Prudential Plaza
     Newark, NJ 07101

     DISTRIBUTOR
     Prudential Securities Incorporated
     One Seaport Plaza
     New York, NY 10292

     CUSTODIAN
     State Street Bank and Trust Company
     One Heritage Drive
     North Quincy, MA 02171

     TRANSFER AGENT
     Prudential Mutual Fund Services, Inc.
     P.O. Box 15005
     New Brunswick, NJ 08906

     INDEPENDENT AUDITORS
     Deloitte & Touche LLP
     Two World Financial Center
     New York, NY 10281

     LEGAL COUNSEL
     Gardner, Carton & Douglas
     Quaker Tower
     321 North Clark Street
     Chicago, IL 60610-4795

The views expressed in this report and information about the Series' portfolio holdings are for the period covered by this report and are subject to change thereafter.

This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current prospectus.


PRUDENTIAL MUNICIPAL SERIES FUND

HAWAII INCOME SERIES

[GRAPHIC]

ANNUAL REPORT
AUG. 31, 1996


[LOGO]

PRUDENTIAL MUNICIPAL SERIES FUND
HAWAII INCOME SERIES

PERFORMANCE AT A GLANCE.

The six-months ending in February were rewarding ones for municipal bond investors. Bond prices rose as talk of higher interest rates subsided (at least temporarily) and inflation levels remained low. For the six-month reporting period ended February 28, 1997, we're pleased to report that the Prudential Municipal Series Fund -- Hawaii Income Series provided attractive tax-free yields. Our total returns trailed the average Hawaiian tax-free municipal bond fund, as measured by Lipper Analytical Services.

--------------------------------------------------------------------------------
CUMULATIVE TOTAL RETURNS'                                          As of 2/28/97
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                        Six             One         Since
                                       Months           Year      Inception(1)
--------------------------------------------------------------------------------
               Class A                   4.4%           4.8%          20.1%
--------------------------------------------------------------------------------
               Class B                    4.2            4.3           18.9
--------------------------------------------------------------------------------
               Class C                    4.1            4.1           18.2
--------------------------------------------------------------------------------
Lipper Hawaii Muni Avg.(1)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
AVERAGE ANNUAL TOTAL RETURNS(1)                                    As of 3/31/97
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                        One         Since
                                                        Year      Inception(2)
--------------------------------------------------------------------------------
               Class A                             2.5% (1.3)      5.7%(4.4)(4)
--------------------------------------------------------------------------------
               Class B                             0.2   (.9)      5.5 (4.1)(4)
--------------------------------------------------------------------------------
               Class C                             4.0  (2.8)      6.3 (5.0)(4)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
 DIVIDENDS                                                             Taxable Equivalent Yield(3)
 & YIELDS                Total Dividends                   30-Day            At Tax Rates Of
  AS OF                 Paid for Six Mos.               SEC Yield         36%            39.6%
 2/28/97       -----------------------------------------------------------------------------------
               Class A                       50.xx          5.06%          8.78%          9.31%
               -----------------------------------------------------------------------------------
               Class B                       50.xx          4.31           8.35           8.35
               -----------------------------------------------------------------------------------
               Class C                       50.xx          3.39           7.92           8.39
--------------------------------------------------------------------------------------------------

Past performance is not indicative of future results. Principal and investment return will fluctuate so that an investor's shares when redeemed, may be worth more or less than their original cost.

(1) Source: Prudential Mutual Fund Management and Lipper Analytical Services. The cumulative total returns do not take into account sales charges. The average annual returns do take into account applicable sales charges. The Fund charges a maximum front-end sales load of 3% for Class A shares and a contingent deferred sales charge (CDSC) of 5%, 4%, 3%, 2%, 1% and 1% for six years, for Class B shares, Class C shares have a 1% CDSC for one year. Class B shares automatically convert to Class A shares on a quarterly basis, after approximately seven years.

(2) Inception dates 9/19/94 for Class A, Class B and Class C.

(3) The Lipper Hawaii Municipal Bond fund average includes 15 funds for six months and for one year. Welcome waiver of management fees and/or expense subsidization, the Series' average annual return would have been lower, as indicated in parentheses ().

(4) Taxable equivalent yields reflect federal and applicable sales tax rates.

***The Lipper Since Inception category return for Class A, Class B and Class C shares is 19.1%, which includes 10 funds.

HOW INVESTMENTS COMPARED,
   (AS OF 2/28/97)


      [GRAPH]


Source: Lipper Analytical Services Financial markets change, so a mutual fund's past performance should never be used to produce future results. The risks to each of the investments listed above are different -- we provide 12-month total returns for several Lipper mutual fund categories to show you that reaching for higher yields means tolerating more risk. The greater the risk, the larger the potential reward or loss. In addition, we've included historical 20-year average annual returns. These returns assume the reinvestment of dividends.

U.S. Growth Funds will fluctuate a great deal. Investors have received higher historical total returns from stocks than from most other investments. Smaller capitalization stocks offer greater potential for long-term growth but may be more volatile than larger capitalization stocks.

General Bond Funds provide more income than stock funds, which can help smooth out their total returns year by year. But their prices still fluctuate (sometimes significantly) and their returns have been historically lower than those of stock funds.

General Municipal Debt Funds invest in bonds issued by state governments, state agencies and/or municipalities. This investment provides income that is usually exempt from federal and state income taxes.

Taxable Money Market Funds attempt to preserve a constant share value; they don't fluctuate much in price but, historically, their returns have been generally among the lowest of the major investment categories.

CHRISTIAN SMITH, FUND MANAGER

[PHOTO OF CHRISTIAN SMITH]

PORTFOLIO
MANAGER'S REPORT


The Series invests primarily in carefully selected long-term municipal bonds that offer a high level of income that is exempt from Hawaii state and federal income taxes, while still attempting to preserve capital. Certain shareholders may be subject to the federal alternative minimum tax, however. There can be no assurance that the Series' objective will achieve its investment objective.

MERGER VOTE.

THE BOARD OF TRUSTEES HAS RECENTLY APPROVED A PROPOSAL TO EXCHANGE THE ASSETS AND LIABILITIES OF THE PRUDENTIAL MUNICIPAL SERIES FUND -- HAWAII INCOME SERIES FOR SHARES OF THE PRUDENTIAL NATIONAL MUNICIPAL MUNICIPALS FUND. FOR MORE INFORMATION, PLEASE REFER TO THE PROXY MATERIALS WE ARE SENDING YOU.

STRATEGY SESSION.
--------------------------------------------------------------------------------
The municipal bond market moved in cycles during the reporting period; Bond prices rallied on news of slower economic growth and low inflation; then sold off when reports indicated the opposite. For example, in the third quarter of 1996, bond

                                 PORTFOLIO BREAKDOWN.
                             EXPRESSED AS A PERCENTAGE OF
                           TOTAL INVESTMENTS AS OF 2/28/97.

                                     [PIE CHART]

                             Pre-Refunded Bonds 3%
                             Revenue Bonds 64%
                             General Obligations 33%

prices rallied. Municipal bond interest rates were 6.01% on October 24 and gradually declined to 5.80% in November, according to the Bond Buyer's Revenue Bond Index, a widely-watched industry barometer. The start of 1997 brought news that the economy was accelerating. Fourth quarter Gross Domestic Product (GDP is the total value of all the goods and services produced by the economy and a generally accepted measure of economic growth) surged 3.8%. Yet inflation remained low. Interest rates then began a steady climb upward as bond prices fell slightly. Interest rates ended the reporting period at 5.93%.

As you know, bond prices rise when interest rates fall, and vice versa. Our strategy over the past six months was to adjust the Series' duration in order to help it respond more effectively to interest rate movements. When the municipal bond market rallied last fall, we lengthened duration. This allowed your Series to profit as bond prices rose. Conversely, as the bond market slowed at year-end, we shortened the Series' duration. This protected assets as interest rates rose.

As the end of the reporting period neared, we shortened Series' duration even more to match or be slightly shorter than, the average Hawaiian tax-free municipal bond fund. We did not want to be caught off guard if the Federal Reserve raised short-term interest rates.

Portfolio of Investments
as of February 28, 1997                 PRUDENTIAL  MUNICIPAL SERIES FUND
(Unaudited)                             HAWAII INCOME SERIES
--------------------------------------------------------------------------------

                                                                                                         Principal
                                                                   Moody's      Interest     Maturity     Amount         Value
Description (a)                                                    Rating         Rate         Date        (000)       (Note 1)
------------------------------------------------------------------------------------------------------------------------------
LONG-TERM INVESTMENTS--100.0%
------------------------------------------------------------------------------------------------------------------------------
Guam Gov't.,Gen. Oblig., Ser. A                                      BBB(c)        5.90%       9/01/05   $    500     $   504,315
Guam Pwr. Auth. Rev.,
   Ser. A                                                            BBB(c)        6.625      10/01/14        250         260,327
   Ser. A                                                            BBB(c)        6.75       10/01/24        525         551,019
Hawaii St. Arpt. Sys. Rev., 2nd Ser.                                 A             7.00        7/01/18        365         391,915
Hawaii St. Arpt. Sys. Rev., 2nd Ser. 90, F.G.I.C.                    Aaa           7.50        7/01/20        500 (b)     548,735
Hawaii St. Dept. Budget & Fin.,
   Hawaiian Elec. Co., Ser. C, M.B.I.A.                              Aaa           7.375      12/01/20        500 (b)     551,020
   Hawaiian Elec. Co. Proj. B, M.B.I.A.                              Aaa           5.875      12/01/26        250         248,062
   Kapiolani Hlth. Care Sys.                                         A             6.30        7/01/08        500         525,405
   Kapiolani Hosp.                                                   A             6.00        7/01/11        250         255,550
   Queens Med. Ctr.                                                  Aa3           5.80        7/01/10        500         512,065
   Queens Med. Ctr. Proj., F.G.I.C.                                  Aa3           5.90        7/01/07        230 (d)     248,476
Hawaii St. Gen. Oblig., Ser. CJ                                      Aa            6.25        1/01/15        650         683,612
Hawaii St. Harbor Cap. Impvt. Rev.,
   F.G.I.C.                                                          Aaa           6.25        7/01/10        250 (e)     266,730
   F.G.I.C.                                                          Aaa           6.25        7/01/15        500         523,345
Hawaii St. Highway Rev.                                              Aa            5.25        7/01/16        750         723,465
Hawaii St. Hsg. Fin. & Dev. Corp. Rev.,
   Affordable Rental Proj., Ser. A                                   A1            6.05        7/01/22        725         727,697
   Sngl. Fam. Mtge. Rev., Ser. B, F.N.M.A                            Aa            5.85        7/01/17        750         752,610
   Univ. of Hawaii Fac. Hsg. Proj., A.M.B.A.C.                       Aaa           5.65       10/01/16        500         501,630
Honolulu City & Cnty.,
   Ref. & Impvt. Ser. B, F.G.I.C.                                    Aaa           5.50       10/01/11        900         915,336
   Water Sys. Rev.                                                   Aa            5.80        7/01/16        500         507,430
Maui Cnty., Ser. A, M.B.I.A.                                         Aaa           5.65        6/01/10        570         588,850
Puerto Rico Comnwlth., Gen. Oblig.                                   Baa1          6.45        7/01/17        500 (b)     533,050
Puerto Rico Elec. Pwr. Auth. Rev., Ser. O                            Baa1          5.00        7/01/12        600         556,224
Puerto Rico Hwy. & Trans. Auth. Rev., Ser. V                         Baa1          6.375       7/01/08        500         533,475
Puerto Rico Ind., Tourist, Ed., Med. & Env. Ctrl. Facs.,
   Doctor Pila Hosp. Proj., F.H.A.                                   AAA(c)        6.125       8/01/25        500         521,300
   Hosp. Auxilio Mutuo Oblig. Grp. Proj., M.B.I.A.                   Aaa           6.25        7/01/16        500         532,075
Puerto Rico Mun. Fin. Agcy., Ser. A, F.S.A.                          Aaa           6.00        7/01/14        250 (b)     261,430

--------------------------------------------------------------------------------
                                     -----
See Notes to Financial Statements.     3

Portfolio of Investments
as of February 28, 1997                  PRUDENTIAL MUNICIPAL SERIES FUND
(Unaudited)                              HAWAII INCOME SERIES
--------------------------------------------------------------------------------

                                                                                                         Principal
                                                                   Moody's      Interest     Maturity     Amount         Value
Description (a)                                                    Rating         Rate         Date        (000)       (Note 1)
------------------------------------------------------------------------------------------------------------------------------
Virgin Islands Pub. Fin. Auth. Rev.,
   Gov't. Dev. Proj., Ser. B                                         BBB-(c)      7.375%      10/01/10    $   300     $   326,553
   Ref. Matching Loan Notes, Ser. A                                  NR           7.25        10/01/18        250         270,465
                                                                                                                      -----------
Total Investments--100.0%
(cost $13,640,830; Note 5)                                                                                             14,322,166
Other assets in excess of liabilities                                                                                       6,431
                                                                                                                      -----------
Net Assets--100%                                                                                                      $14,328,597
                                                                                                                      -----------
                                                                                                                      -----------

---------------
(a) The following abbreviations are used in portfolio descriptions:
  A.M.B.A.C.--American Municipal Bond Assurance Corporation.
  F.G.I.C.--Financial Guaranty Insurance Company.
  F.H.A.--Federal Housing Administration.
  F.N.M.A.--Federal National Mortgage Association.
  F.S.A.--Financial Security Assurance.
  M.B.I.A.--Municipal Bond Insurance Association.
 (b) Represents when-issued or extended settlement security.
 (c) Standard & Poor's Rating.
 (d) Prerefunded issues are secured by escrowed cash and/or
     direct U.S. guaranteed obligations.
 (e) Pledged as initial margin on financial futures contracts.
 NR--Not Rated by Moody's or Standard & Poor's.
The Fund's current Statement of Additional Information contains a description of Moody's and Standard & Poor's ratings.
--------------------------------------------------------------------------------
                                     -----
See Notes to Financial Statements.     4

Statement of Assets and Liabilities        PRUDENTIAL MUNICIPAL SERIES FUND
(Unaudited)                                HAWAII INCOME SERIES
--------------------------------------------------------------------------------

Assets                                                                                                       February 28, 1997
Investments, at value (cost $13,640,830).................................................................         $14,322,166
Cash.....................................................................................................             359,760
Interest receivable......................................................................................             211,553
Other assets.............................................................................................              53,831
Due from Manager.........................................................................................              26,132
Receivable for Series shares sold........................................................................               2,000
                                                                                                               -----------------
   Total assets..........................................................................................          14,975,442
                                                                                                               -----------------
Liabilities
Payable for Series shares reacquired.....................................................................             545,880
Accrued expenses.........................................................................................              88,305
Dividends payable........................................................................................               7,490
Distribution fee payable.................................................................................               3,221
Deferred trustees' fees..................................................................................               1,949
                                                                                                               -----------------
   Total liabilities.....................................................................................             646,845
                                                                                                               -----------------
Net Assets...............................................................................................         $14,328,597
                                                                                                               -----------------
                                                                                                               -----------------
Net assets were comprised of:
   Shares of beneficial interest, at par.................................................................         $    11,759
   Paid-in capital in excess of par......................................................................          13,671,399
                                                                                                               -----------------
                                                                                                                   13,683,158
   Accumulated net realized loss on investments..........................................................             (35,898)
   Net unrealized appreciation on investments............................................................             681,337
                                                                                                               -----------------
Net assets, February 28, 1997............................................................................         $14,328,597
                                                                                                               -----------------
                                                                                                               -----------------
Class A:
   Net asset value and redemption price per share
      ($3,950,323 / 324,174 shares of beneficial interest issued and outstanding)........................               $12.19
   Maximum sales charge (3% of offering price)...........................................................                 .38
                                                                                                               -----------------
   Maximum offering price to public......................................................................              $12.57
                                                                                                               -----------------
                                                                                                               -----------------
Class B:
   Net asset value, offering price and redemption price per share
      ($8,975,734 / 736,603 shares of beneficial interest issued and outstanding)........................               $12.19
                                                                                                               -----------------
                                                                                                               -----------------
Class C:
   Net asset value, offering price and redemption price per share
      ($1,402,540 / 115,099 shares of beneficial interest issued and outstanding)........................               $12.19
                                                                                                               -----------------
                                                                                                               -----------------

--------------------------------------------------------------------------------
                                     -----
See Notes to Financial Statements.     5

PRUDENTIAL MUNICIPAL SERIES FUND
HAWAII INCOME SERIES
Statement of Operations (Unaudited)
------------------------------------------------------------

                                                 Six Months
                                                    Ended
Net Investment Income                         February 28, 1997
Income
   Interest................................       $ 448,968
                                                   --------
Expenses
   Management fee..........................          38,118
   Distribution fee--Class A...............           2,030
   Distribution fee--Class B...............          22,678
   Distribution fee--Class C...............           5,121
   Custodian's fees and expenses...........          33,000
   Reports to shareholders.................          12,000
   Amortization of organization expense....          10,373
   Registration fees.......................           7,000
   Legal fees and expenses.................           5,500
   Audit fees and expenses.................           5,000
   Transfer agent's fees and expenses......           3,000
   Trustees' fees..........................           1,800
   Miscellaneous...........................           3,209
                                                   --------
      Total expenses.......................         148,829
   Less: Management fee waiver (Note 2)....          (3,812)
      Expense subsidy (Note 4).............         (88,508)
                                                   --------
      Net expenses.........................          56,509
                                                   --------
Net investment income......................         392,459
                                                   --------
Realized and Unrealized
Gain (Loss) on Investments
Net realized gain (loss) on:
   Investment transactions.................          50,903
   Financial futures transactions..........         (50,042)
                                                   --------
                                                        861
                                                   --------
Net change in unrealized
   appreciation/depreciation on:
   Investments.............................         243,405
   Financial futures contracts.............          (9,251)
                                                   --------
                                                    234,154
                                                   --------
Net gain on investments....................         235,015
                                                   --------
Net Increase in Net Assets
Resulting from Operations..................       $ 627,474
                                                   --------
                                                   --------

PRUDENTIAL MUNICIPAL SERIES FUND
HAWAII INCOME SERIES
Statement of Changes in Net Assets (Unaudited)
------------------------------------------------------------
                                     Six Months
                                        Ended            Year Ended
Increase (Decrease)                 February 28,         August 31,
in Net Assets                           1997                1996
Operations
   Net investment income........     $   392,459         $   725,209
   Net realized gain (loss) on
      investment transactions...             861             (43,650)
   Net change in unrealized
      appreciation/depreciation
      of investments............         234,154             (33,934)
                                  -----------------    ---------------
   Net increase in net assets
      resulting from
      operations................         627,474             647,625
                                  -----------------    ---------------
Dividends and Distributions
   (Note 1):
   Dividends from net investment
      income
      Class A...................        (116,801)           (194,875)
      Class B...................        (241,022)           (478,063)
      Class C...................         (34,636)            (52,271)
                                  -----------------    ---------------
                                        (392,459)           (725,209)
                                  -----------------    ---------------
   Distributions in excess of
      net investment income
      Class A...................          (1,119)                 --
      Class B...................          (2,313)                 --
      Class C...................            (366)                 --
                                  -----------------    ---------------
                                          (3,798)                 --
                                  -----------------    ---------------
   Distributions from net
      realized gains
      Class A...................              --             (22,739)
      Class B...................              --             (58,916)
      Class C...................              --              (6,421)
                                  -----------------    ---------------
                                              --             (88,076)
                                  -----------------    ---------------
Series share transactions (net
   of share conversions) (Note
   6):
   Net proceeds from shares
      sold......................         750,146           3,550,148
   Net asset value of shares
      issued in reinvestment of
      dividends and
      distributions.............         198,319             434,866
   Cost of shares reacquired....      (2,186,024)         (1,563,629)
                                  -----------------    ---------------
   Net increase/decrease in net
      assets from Series share
      transactions..............      (1,237,559)          2,421,385
                                  -----------------    ---------------
Total increase/decrease.........      (1,006,342)          2,255,725
Net Assets
Beginning of period.............      15,334,939          13,079,214
                                  -----------------    ---------------
End of period...................     $14,328,597         $15,334,939
                                  -----------------    ---------------
                                  -----------------    ---------------

--------------------------------------------------------------------------------
                                     -----
See Notes to Financial Statements.     6

Notes to Financial Statements          PRUDENTIAL MUNICIPAL SERIES FUND
(Unaudited)                            HAWAII INCOME SERIES
--------------------------------------------------------------------------------
Prudential Municipal Series Fund (the 'Fund') is registered under the Investment Company Act of 1940, as an open-end investment company. The Fund was organized as a Massachusetts business trust on May 18, 1984 and consists of fourteen series. The monies of each series are invested in separate, independently managed portfolios. The Hawaii Income Series (the 'Series') commenced investment operations on September 19, 1994. The Series is non-diversified and seeks to provide the maximum amount of income that is exempt from Hawaii State and federal income taxes consistent with the preservation of capital by investing in investment grade municipal obligations but may also invest a portion of its assets in lower-quality municipal obligations or in non-rated securities which, in the opinion of the Fund's investment adviser, are of comparable quality. The ability of the issuers of the securities held by the Series to meet their obligations may be affected by economic or political developments in a specific state, industry or region.

------------------------------------------------------------
Note 1. Accounting Policies
The following is a summary of significant accounting policies followed by the Fund, and the Series, in the preparation of its financial statements. Securities Valuations: The Fund values municipal securities (including commitments to purchase such securities on a 'when-issued' basis) on the basis of prices provided by a pricing service which uses information with respect to transactions in bonds, quotations from bond dealers, market transactions in comparable securities and various relationships between securities in determining values. If market quotations are not readily available from such pricing service, a security is valued at its fair value as determined under procedures established by the Trustees.

Short-term securities which mature in more than 60 days are valued at current market quotations. Short-term securities which mature in 60 days or less are valued at amortized cost.

All securities are valued as of 4:15 P.M., New York time.

Financial Futures Contracts: A financial futures contract is an agreement to purchase (long) or sell (short) an agreed amount of securities at a set price for delivery on a future date. Upon entering into a financial futures contract, the Series is required to pledge to the broker an amount of cash and/or other assets equal to a certain percentage of the contract amount. This amount is known as the 'initial margin'. Subsequent payments, known as 'variation margin', are made or received by the Series each day, depending on the daily fluctuations in the value of the underlying security. Such variation margin is recorded for financial statement purposes on a daily basis as unrealized gain or loss. When the contract expires or is closed, the gain or loss is realized and is presented in the statement of operations as net realized gain(loss) on financial futures contracts.

The Series invests in financial futures contracts in order to hedge its existing portfolio securities, or securities the Series intends to purchase, against fluctuations in value caused by changes in prevailing interest rates. Should interest rates move unexpectedly, the Series may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions involves the risk of imperfect correlation in movements in the price of futures contracts, interest rates and the underlying hedged assets.

Securities Transactions and Net Investment Income: Securities transactions are recorded on the trade date. Realized gains and losses on sales of securities are calculated on the identified cost basis. Interest income is recorded on the accrual basis. The Series amortizes premiums and accretes original issue discount on portfolio securities as adjustments to interest income. Expenses are recorded on the accrual basis which may require the use of certain estimates by management.

Net investment income (other than distribution fees) and unrealized and realized gains or losses are allocated daily to each class of shares based upon the relative proportion of net assets of each class at the beginning of the day.

Federal Income Taxes: For federal income tax purposes, each series in the Fund is treated as a separate taxpaying entity. It is the intent of the Series to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its net income to shareholders. For this reason no federal income tax provision is required.

Dividends and Distributions: The Series declares daily dividends from net investment income. Payment of dividends is made monthly. Distributions of net capital gains, if any, are made annually.

Income distributions and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles.

Deferred Organization Expenses: The Series incurred $98,700 in organization and initial registration expenses. Such amount has been deferred and is being amortized over a period of 60 months ending September 1999.
--------------------------------------------------------------------------------
                                     -----

Notes to Financial Statements           PRUDENTIAL MUNICIPAL SERIES FUND
(Unaudited)                             HAWAII INCOME SERIES
--------------------------------------------------------------------------------
Reclassification of Capital Accounts: The Fund accounts for and reports distributions to shareholders in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to increase undistributed net investment income and decrease paid-in capital in excess of par by $3,798, due to the sale of securities purchased with market discount. Net investment income, net realized gains and net assets were not affected by these changes.

------------------------------------------------------------
Note 2. Agreements
The Fund has a management agreement with Prudential Mutual Fund Management LLC ('PMF'). Pursuant to this agreement, PMF has responsibility for all investment advisory services and supervises the subadviser's performance of such services. PMF has entered into a subadvisory agreement with The Prudential Investment Corporation ('PIC'). PIC furnishes investment advisory services in connection with the management of the Fund. PMF pays for the cost of the subadviser's services, the compensation of officers of the Fund, occupancy and certain clerical and bookkeeping costs of the Fund. The Fund bears all other costs and expenses.

The management fee paid PMF is computed daily and payable monthly, at an annual rate of .50 of 1% of the average daily net assets of the Series. PMF has agreed to waive a portion (.05 of 1% of the Series' average daily net assets) of its management fee, which amounted to $3,812 ($0.003 per share) for the six months ended, February 28, 1997. The Series is not required to reimburse PMF for such waiver.

The Fund has a distribution agreement with Prudential Securities Incorporated ('PSI'), which acts as the distributor of the Class A, Class B and Class C shares. The Fund compensates PSI for distributing and servicing the Fund's Class A, Class B and Class C shares, pursuant to plans of distribution, (the 'Class A, B and C Plans'), regardless of expenses actually incurred by PSI. The distribution fees are accrued daily and payable monthly.

Pursuant to the Class A, B and C Plans, the Fund compensates PSI for distribution-related activities at an annual rate of up to .30 of 1%, .50 of 1% and 1% of the average daily net assets of the Class A, B and C shares, respectively. Such expenses under the Plans were .10 of 1%, .50 of 1% and .75 of 1% of the average daily net assets of the Class A, B and C shares, respectively, for the six months ended February 28, 1997.

PSI has advised the Series that it has received approximately $1,400 in front-end sales charges resulting from sales of Class A shares during the six months ended February 28,1997. From these fees, PSI paid such sales charges to affiliated broker-dealers, which in turn paid commissions to salespersons and incurred other distribution costs.

PSI has advised the Series that for the six months ended February 28, 1997, it received approximately $4,000 and $900 in contingent deferred sales charges imposed upon certain redemptions by Class B and C shareholders, respectively.

PSI, PMF and PIC are indirect, wholly-owned subsidiaries of The Prudential Insurance Company of America.

The Series, along with other affiliated registered investment companies (the 'Funds'), entered into a credit agreement (the 'Agreement') on December 31, 1996 with an unaffiliated lender. The maximum commitment under the Agreement is $200,000,000. The Agreement expires on December 30, 1997. Interest on any such borrowings outstanding will be at market rates. The purpose of the Agreement is to serve as an alternative source of funding for capital share redemptions. The Series has not borrowed any amounts pursuant to the Agreement as of February 28, 1997. The Funds pay a commitment fee at an annual rate of .055 of 1% on the unused portion of the credit facility. The commitment fee is accrued and paid quarterly on a pro-rata basis by the Funds.

------------------------------------------------------------
Note 3. Other Transactions with Affiliates
Prudential Mutual Fund Services LLC ('PMFS'), a wholly-owned subsidiary of PMF, serves as the Fund's transfer agent. During the six months ended February 28, 1997, the Series incurred fees of approximately $2,300 for the services of PMFS. As of February 28, 1997, approximately $400 of such fees were due to PMFS. Transfer agent fees and expenses in the Statement of Operations include certain out-of-pocket expenses paid to non-affiliates.

------------------------------------------------------------
Note 4. Expense Subsidy
PMF has agreed to subsidize expenses so that total operating expenses do not exceed .45%, .85% and 1.10% of the average net assets of the Class A shares, Class B shares and Class C shares, respectively, until further notice. For the six months ended February 28, 1997, PMF subsidized $88,508 ($0.08 per share for Class A, B and C shares; 1.16% of average net assets, annualized) of the Series' expenses. The Series is not required to reimburse PMF for such subsidy.
--------------------------------------------------------------------------------
                                     -----

Notes to Financial Statements            PRUDENTIAL MUNICIPAL SERIES FUND
(Unaudited)                              HAWAII INCOME SERIES
--------------------------------------------------------------------------------
Note 5. Portfolio Securities
Purchases and sales of portfolio securities of the Series, excluding short-term investments, for the six months ended February 28, 1997 were $1,923,990 and $2,664,305, respectively.

The cost basis of investments for federal income tax purposes at February 28, 1997 was substantially the same as for financial reporting purposes and, accordingly, net unrealized appreciation of investments for federal income tax purposes was $681,336 (gross unrealized appreciation--$682,390; gross unrealized depreciation--$1,054).

The Series elected to treat net realized capital losses of approximately $31,150 incurred in the ten month period ended August 31, 1996 as having been incurred in the current fiscal year.

------------------------------------------------------------
Note 6. Capital
The Series offers Class A, Class B and Class C shares. Class A shares are sold with a front-end sales charge of up to 3%. Class B shares are sold with a contingent deferred sales charge which declines from 5% to zero depending on the period of time the shares are held. Class C shares are sold with a contingent deferred sales charge of 1% during the first year. Class B shares will automatically convert to Class A shares on a quarterly basis approximately seven years after purchase. A special exchange privilege is also available for shareholders who qualify to purchase Class A shares at net asset value.

The Fund has authorized an unlimited number of shares of beneficial interest of each class at $.01 par value per share. Of the 1,175,876 shares of beneficial interest issued and outstanding at February 28, 1997, PMF owned 171,852 shares. Transactions in shares of beneficial interest for the six months ended February 28, 1997 and the fiscal year ended August 31, 1996 were as follows:

Class A                                   Shares       Amount
--------------------------------------   --------    -----------
Six months ended February 28, 1997:
Shares sold...........................     10,532    $   128,165
Shares issued in reinvestment of
  dividends and distributions.........      2,300         27,963
Shares reacquired.....................    (54,135)      (661,201)
                                         --------    -----------
Net decrease in shares outstanding
  before conversion...................    (41,303)      (505,073)
Shares issued upon conversion from
  Class B.............................     48,897        592,404
                                         --------    -----------
Net increase in shares outstanding....      7,594    $    87,331
                                         --------    -----------
                                         --------    -----------
Class A                                   Shares       Amount
--------------------------------------   --------    -----------
Year ended August 31, 1996:
Shares sold...........................     36,885    $   448,439
Shares issued in reinvestment of
  dividends and distributions.........      4,000         48,647
Shares reacquired.....................    (10,531)      (126,891)
                                         --------    -----------
Net increase in shares outstanding
  before conversion...................     30,354        370,195
Shares issued upon conversion from
  Class B.............................     11,406        137,525
                                         --------    -----------
Net increase in shares outstanding....     41,760    $   507,720
                                         --------    -----------
                                         --------    -----------
Class B
--------------------------------------
Six months ended February 28, 1997:
Shares sold...........................     43,483    $   528,167
Shares issued in reinvestment of
  dividends and distributions.........     12,021        146,069
Shares reacquired.....................   (113,583)    (1,378,644)
                                         --------    -----------
Net decrease in shares outstanding
  before conversion...................    (58,079)      (704,408)
Shares reacquired upon conversion into
  Class A.............................    (48,897)      (592,404)
                                         --------    -----------
Net decrease in shares outstanding....   (106,976)   $(1,296,812)
                                         --------    -----------
                                         --------    -----------
Year ended August 31, 1996:
Shares sold...........................    204,563    $ 2,491,095
Shares issued in reinvestment of
  dividends and distributions.........     28,137        342,549
Shares reacquired.....................   (115,555)    (1,409,389)
                                         --------    -----------
Net increase in shares outstanding
  before conversion...................    117,145      1,424,255
Shares reacquired upon conversion into
  Class A.............................    (11,406)      (137,525)
                                         --------    -----------
Net increase in shares outstanding....    105,739    $ 1,286,730
                                         --------    -----------
                                         --------    -----------
Class C
--------------------------------------
Six months ended February 28, 1997:
Shares sold...........................      7,755    $    93,814
Shares issued in reinvestment of
  dividends and distributions.........      1,999         24,287
Shares reacquired.....................    (11,990)      (146,179)
                                         --------    -----------
Net decrease in shares outstanding....     (2,236)   $   (28,078)
                                         --------    -----------
                                         --------    -----------
Year ended August 31, 1996:
Shares sold...........................     50,226    $   610,614
Shares issued in reinvestment of
  dividends and distributions.........      3,592         43,670
Shares reacquired.....................     (2,216)       (27,349)
                                         --------    -----------
Net increase in shares outstanding....     51,602    $   626,935
                                         --------    -----------
                                         --------    -----------

--------------------------------------------------------------------------------
                                     -----

Notes to Financial Statements           PRUDENTIAL MUNICIPAL SERIES FUND
(Unaudited)                             HAWAII INCOME SERIES
--------------------------------------------------------------------------------
Note 7. Proposed Reorganization
On February 20, 1997, the Trustees of the Fund approved an Agreement and Plan of Reorganization (the 'Plan') which provides for the transfer of all of the assets of Prudential Municipal Series Fund, Hawaii Income Series to Prudential National Municipals Fund, Inc. in exchange for Class A shares of National Municipals Fund and the National Municipals Fund assumption of the liabilities of the Hawaii Income Series.

The Plan is subject to approval by the shareholders of the Hawaii Income Series at a shareholder meeting scheduled on or about June 16, 1997. If the Plan is approved, it is expected that the reorganization will take place on or about June 27, 1997. The Hawaii Income Series and National Municipals Fund will each bear their pro-rata share of the costs of the reorganization, including cost of proxy solicitation.
--------------------------------------------------------------------------------
                                     -----

                                             PRUDENTIAL MUNICIPAL SERIES FUND
Financial Highlights (Unaudited)             HAWAII INCOME SERIES
--------------------------------------------------------------------------------

                                                            Class A                                  Class B
                                         ---------------------------------------------     ---------------------------
                                                                         September 19,
                                          Six Months         Year           1994(b)         Six Months         Year
                                            Ended           Ended           Through           Ended           Ended
                                         February 28,     August 31,      August 31,       February 28,     August 31,
                                             1997            1996            1995              1997            1996
                                             -----           -----            -----            -----        ----------
PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of
   period............................       $12.00          $12.13          $ 11.64           $12.00         $  12.13
                                             -----           -----            -----            -----        ----------
Income from investment operations
Net investment income(d).............          .32             .66              .58              .30              .61
Net realized and unrealized gain
   (loss) on investment
   transactions......................          .19            (.05)             .49              .19             (.05)
                                             -----           -----            -----            -----        ----------
   Total from investment
      operations.....................          .51             .61             1.07              .49              .56
                                             -----           -----            -----            -----        ----------
Less distributions
Dividends from net investment
   income............................         (.32)           (.66)            (.58)            (.30)            (.61)
Distributions in excess of net
   investment income.................             (e)                                                                (e)
Distributions from net realized
   gains.............................           --            (.08)              --               --             (.08)
                                             -----           -----            -----            -----        ----------
   Total distributions...............         (.32)           (.74)            (.58)            (.30)            (.69)
                                             -----           -----            -----            -----        ----------
Net asset value, end of period.......       $12.19          $12.00          $ 12.13           $12.19         $  12.00
                                             -----           -----            -----            -----        ----------
                                             -----           -----            -----            -----        ----------
TOTAL RETURN(c):.....................         4.42%           5.01%            9.42%            4.21%            4.60%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (000)......       $3,950          $3,800          $ 3,333           $8,976         $ 10,126
Average net assets (000).............       $4,317          $3,620          $ 2,778           $9,609         $  9,599
Ratios to average net assets:(d)
   Expenses, including distribution
      fees...........................          .44%(a)         .45%             .46%(a)          .83%(a)          .85%
   Expenses, excluding distribution
      fees...........................          .35%(a)         .35%             .36%(a)          .35%(a)          .35%
   Net investment income.............         5.46%(a)        5.38%            5.32%(a)         5.06%(a)         4.98%
Portfolio turnover rate..............           13%             18%              75%              13%              18%
                                                                            Class C
                                                         ---------------------------------------------
                                       September 19,                                     September 19,
                                          1994(b)         Six Months         Year           1994(b)
                                          Through           Ended           Ended           Through
                                        August 31,       February 28,     August 31,      August 31,
                                           1995              1997            1996            1995
                                            -----            -----           -----            -----
PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of
   period............................     $ 11.64           $12.00          $12.13          $ 11.64
                                            -----            -----           -----            -----
Income from investment operations
Net investment income(d).............         .54              .29             .57              .51
Net realized and unrealized gain
   (loss) on investment
   transactions......................         .49              .19            (.05)             .49
                                            -----            -----           -----            -----
   Total from investment
      operations.....................        1.03              .48             .52             1.00
                                            -----            -----           -----            -----
Less distributions
Dividends from net investment
   income............................        (.54)            (.29)           (.57)            (.51)
Distributions in excess of net
   investment income.................                             (e)
Distributions from net realized
   gains.............................          --               --            (.08)              --
                                            -----            -----           -----            -----
   Total distributions...............        (.54)            (.29)           (.65)            (.51)
                                            -----            -----           -----            -----
Net asset value, end of period.......     $ 12.13           $12.19          $12.00          $ 12.13
                                            -----            -----           -----            -----
                                            -----            -----           -----            -----
TOTAL RETURN(c):.....................        9.03%            4.08%           4.34%            8.78%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (000)......     $ 8,949           $1,403          $1,409          $   797
Average net assets (000).............     $ 6,270           $1,447          $1,103          $   373
Ratios to average net assets:(d)
   Expenses, including distribution
      fees...........................         .86%(a)         1.06%(a)        1.10%            1.11%(a)
   Expenses, excluding distribution
      fees...........................         .36%(a)          .35%(a)         .35%             .36%(a)
   Net investment income.............        5.03%(a)         4.83%(a)        4.74%            4.79%(a)
Portfolio turnover rate..............          75%              13%             18%              75%

---------------
(a) Annualized.
(b) Commencement of investment operations.
(c) Total return does not consider the effects of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported and includes reinvestment of dividends. Total returns for periods of less than a full year are not annualized.
(d) Net of expense subsidy and fee waiver.
(e) Less than $.005 per share.
--------------------------------------------------------------------------------
                                     -----
See Notes to Financial Statements.     11

                                               PRUDENTIAL MUNICIPAL SERIES FUND
Supplemental Proxy Information                 HAWAII INCOME SERIES
--------------------------------------------------------------------------------
   A Meeting of Shareholders of the Prudential Municipal Series Fund was held on Wednesday, October 30, 1996 at the offices of Prudential Securities Incorporated, One Seaport Plaza, New York, New York. The meeting was held for the following purposes:

(1) To elect Trustees as follows: Edward D. Beach, Eugene C. Dorsey, Delayne Dedrick Gold, Robert F. Gunia, Harry A. Jacobs, Jr., Donald D. Lennox, Mendel A. Melzer, Thomas T. Mooney, Thomas H. O'Brien, Richard A. Redeker, Nancy H. Teeters and Louis A. Weil, III.

(2) Approval of an amendment to the Fund's investment restrictions to permit an increase in the borrowing capabilities of the Fund.

    The results of the proxy solicitation on the above matters were as follows:

Trustee/Matter                      Votes for      Votes against     Abstentions
                                   -----------     -------------     -----------
(1)   Edward D. Beach              370,817,756                0      16,169,234
      Eugene C. Dorsey             371,804,474                0      15,182,516
      Delayne Dedrick Gold         371,782,816                0      15,204,174
      Robert F. Gunia              371,639,995                0      15,346,995
      Harry A. Jacobs, Jr.         371,395,066                0      15,591,924
      Donald D. Lennox             371,150,974                0      15,836,016
      Mendel A. Melzer             371,811,918                0      15,175,072
      Thomas T. Mooney             371,607,874                0      15,379,116
      Thomas H. O'Brien            371,328,875                0      15,658,115
      Richard A. Redeker           371,876,756                0      15,110,234
      Nancy H. Teeters             371,775,376                0      15,211,614
      Louis A. Weil, III           371,777,517                0      15,209,473
(2)   Amendment relating to
       borrowing capabilities      259,440,223       31,557,793      17,488,974
--------------------------------------------------------------------------------
                                     -----

PRUDENTIAL MUTUAL FUNDS
GATEWAY CENTER THREE
100 MULBERRY STREET
NEWARK, NJ 07102-4077

(800) 225-1852
http://www.prudential.com


TRUSTEES

Edward D. Beach
Eugene C. Dorsey
Delayne Dedrick Gold
Robert F. Gunia
Harry A. Jacobs, Jr.
Donald D. Lennox
Mendel A. Melzer
Thomas T. Mooney
Thomas H. O'Brien
Richard A. Redeker
Nancy H. Teeters
Louis A. Weil, III

OFFICERS

Richard A. Redeker, President
Susan C. Cote, Vice President
Thomas Early, Vice President
Grace C. Torres, Treasurer
Stephen M. Ungerman, Assistant Treasurer
S. Jane Rose, Secretary
Deborah A. Docs, Assistant Secretary

MANAGER

Prudential Mututal Fund Management LLC
Gateway Center Three
100 Mulberry Street
Newark, NJ 07102-4077

INVESTMENT ADVISER

The Prudential Investment Corporation
Prudential Plaza
Newark, NJ 07101

DISTRIBUTOR

Prudential Securities Incorporated
One Seaport Plaza
New York, NY 10292

CUSTODIAN

State Street Bank and Trust Company
One Heritage Drive
North Quincy, MA 02171

TRANSFER AGENT

Prudential Mutual Fund Services LLC
P.O. Box 15005
New Brunswick, NJ 08906

INDEPENDENT AUDITORS

Price Waterhouse LLP
1177 Avenue of the Americas
New York, NY 10036

LEGAL COUNSEL

Shereff, Friedman, Hoffman & Goodman, LLP
919 Third Avenue
New York, NY 10022

The views expressed in this report and information about the Series' portfolio holdings are for the period covered by this report and are subject to change thereafter.

The accompanying financial statements as of February 28, 1997 were not audited and, accordingly, no opinions is expressed on them.

This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current prospectus.

[LOGO]  PRUDENTIAL
        INVESTMENTS

PRUDENTIAL MUTUAL FUNDS
GATEWAY CENTER THREE
100 MULBERRY STREET
NEWARK, NJ 07102-4077
(800) 225-1852






74435M473
74435M485
74435M457   MF 168E2
            Cat 42M061Y


BULK RATE
U.S. POSTAGE
PAID
Permit 6807
New York, NY


HAWAII INCOME SERIES
[LOGO]


PRUDENTIAL
MUNICIPAL
SERIES FUND


--------------------
HAWAII INCOME SERIES


SEMI
ANNUAL
REPORT
FEB. 28, 1997


[LOGO]  PRUDENTIAL
        INVESTMENTS

                                     PART C
                               OTHER INFORMATION

ITEM 15. INDEMNIFICATION.
  As permitted by Section 17(h) and (i) of the Investment Company Act of 1940, as amended (the 1940 Act) and pursuant to Article VII of the Fund's By-Laws (Exhibit 2 to the Registration Statement), officers, directors, employees and agents of the Registrant will not be liable to the Registrant, any shareholder, officer, director, employee, agent or other person for any action or failure to act, except for bad faith, willful misfeasance, gross negligence or reckless disregard of duties, and those individuals may be indemnified against liabilities in connection with the Registrant, subject to the same exceptions.
Section 2-418 of Maryland General Corporation Law permits indemnification of directors who acted in good faith and reasonably believed that the conduct was in the best interests of the Registrant. As permitted by Section 17(i) of the 1940 Act, pursuant to Section 10 of each Distribution Agreement (Exhibit 7 to the Registration Statement), each Distributor of the Registrant may be indemnified against liabilities which it may incur, except liabilities arising from bad faith, gross negligence, willful misfeasance or reckless disregard of duties.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (Securities Act) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1940 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1940 Act and will be governed by the final adjudication of such issue.

    The Registrant maintains an insurance policy insuring its officers and directors against liabilities, and certain costs of defending claims against such officers and directors, to the extent such officers and directors are not found to have committed conduct constituting willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties. The insurance policy also insures the Registrant against the cost of indemnification payments to officers and directors under certain circumstances.


    Section 9 of the Management Agreement (Exhibit 6(a) to the Registration Statement) and Section 4 of the Subadvisory Agreement (Exhibit 6(b) to the Registration Statement) limit the liability of Prudential Mutual Fund Management, Inc. (PMF) and The Prudential Investment Corporation (PIC), respectively, to liabilities arising from willful misfeasance, bad faith or gross negligence in the performance of their respective duties or from reckless disregard by them of their respective obligations and duties under the agreements.


    The Registrant hereby undertakes that it will apply the indemnification provisions of its By-Laws and each Distribution Agreement in a manner consistent with Release No. 11330 of the Securities and Exchange Commission under the 1940 Act so long as the interpretation of Sections 17(h) and 17(i) of such Act remain in effect and are consistently applied.

ITEM 16. EXHIBITS.

1. Restated Articles of Incorporation. Incorporated by reference to Exhibit 1 to Post-Effective Amendment No. 23 to Registration Statement on Form N-1A filed via EDGAR on February 28, 1995 (File No. 2-66407).

2. Amended and restated By-Laws. Incorporated by reference to Exhibit 2 to Post-Effective Amendment No. 20 to the Registration Statement filed on Form N-1A via EDGAR filed on March 1, 1994 (File No. 2-66407).

4. Plan of Reorganization filed herewith as Appendix B to the Prospectus and Proxy Statement.*

5. Instruments defining rights of holders of the securities being offered. Incorporated by reference to Exhibits Nos. 1 and 2 above.

6. (a) Management Agreement between the Registrant and Prudential Mutual Fund Management, Inc. Incorporated by reference to Exhibit 5(a) to Post-Effective Amendment No. 25 to Registration Statement on Form N-1A filed via EDGAR on March 5, 1997 (File No. 2-66407).

    (b) Subadvisory Agreement between Prudential Mutual Fund Management, Inc. and The Prudential Investment Corporation. Incorporated by reference to
    Exhibit 5(b) to Post-Effective Amendment No. 25 to Registration Statement on Form N-1A filed via EDGAR on March 5, 1997 (File No. 2-66407).


7. (a) Form of Selected Dealer Agreement. Incorporated by reference to Exhibit 7(a) to Registration Statement on Form N-14 filed via EDGAR on April 10, 1997 (File No. 333-24897).

    (b) Distribution and Service Agreement for Class A shares. Incorporated by reference to Exhibit 6(b) to Post-Effective Amendment No. 23 to Registration Statement on Form N-1A filed via EDGAR on February 28, 1995 (File No. 2-66407).

    (c) Distribution and Service Agreement for Class B shares. Incorporated by reference to Exhibit 6(c) to Post-Effective Amendment No. 23 to Registration Statement on Form N-1A filed via EDGAR on February 28, 1995 (File No. 2-66407).

    (d) Distribution and Service Agreement for Class C shares. Incorporated by reference to Exhibit 6(d) to Post-Effective Amendment No. 23 to Registration Statement on Form N-1A filed via EDGAR on February 28, 1995 (File No. 2-66407).

    (e) Amended Distribution Agreement dated January 1, 1996. Incorporated by reference to Exhibit 6(e) to Post-Effective Amendment No. 24 to Registration Statement on Form N-1A filed via EDGAR on February 28, 1986 (File No. 2-66407).

9. Custodian Agreement between the Registrant and State Street Bank and Trust Company. Incorporated by reference to Exhibit 8 to Post-Effective Amendment No. 25 to Registration Statement on Form N-1A filed via EDGAR on March 5, 1997 (File No. 2-66407).

10. (a) Distribution and Service Plan for Class A shares. Incorporated by reference to Exhibit 15(a) to Post-Effective Amendment No. 23 to Registration Statement on Form N-1A filed via EDGAR on February 28, 1995 (File No. 2-66407).

    (b) Distribution and Service Plan for Class B shares. Incorporated by reference to Exhibit 15(b) to Post-Effective Amendment No. 23 to Registration Statement on Form N-1A filed via EDGAR on February 28, 1995 (File No. 2-66407).

    (c) Distribution and Service Plan for Class C shares. Incorporated by reference to Exhibit 15(c) to Post-Effective Amendment No. 23 to Registration Statement on Form N-1A filed via EDGAR on February 28, 1995 (File No. 2-66407).


11. Opinion and Consent of Counsel. Incorporated by reference to Exhibit 11 to Registration Statement on Form N-14 filed via EDGAR on April 10, 1997 (File No. 333-24897).



12. Tax Opinion of Counsel.*



14. (a) Consent of Independent Accountants to Prudential National Municipals Fund, Inc.*



    (b) Consent of Independent Accountants to Prudential Municipal Series Fund.*



17. (a) Proxy. Incorporated by reference to Exhibit 17(a) to Registration Statement on Form N-14 filed via EDGAR on April 10, 1997 (File No. 333-24897).



    (b) Copy of Registrant's declaration pursuant to Rule 24f-2 under the 1940 Act. Incorporated by reference to Exhibit 17(b) to Registration Statement on Form N-14 filed via EDGAR on April 10, 1997 (File No. 333-24897).



    (c) Prospectus of the Registrant dated March 6, 1997, as supplemented on April 15, 1997.*



    (d) Prospectus of Prudential Municipal Series Fund (Hawaii Income Series) dated November 1, 1996, including February 24, 1997 and March 31, 1997 Supplements thereto. Incorporated by reference to Exhibit 17(d) to Registration Statement on Form N-14 filed via EDGAR on April 10, 1997 (File No. 333-24897).



    (e) President's Letter.*

------------------------

 *Filed herewith.


ITEM 17. UNDERTAKINGS.

  (1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    (2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newark, and State of New Jersey, on the 5th day of May, 1997.


                              PRUDENTIAL NATIONAL MUNICIPALS FUND, INC.

                              /s/ Richard A. Redeker
                          ------------------------------------------------------
                              (RICHARD A. REDEKER, PRESIDENT)

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


SIGNATURE                         TITLE                                              DATE
------------------------------    ----------------------------------------    ------------------
/s/ Edward D. Beach               Director                                       May 5, 1997
------------------------------
   EDWARD D. BEACH

/s/ Eugene C. Dorsey              Director                                       May 5, 1997
------------------------------
   EUGENE C. DORSEY

/s/ Delayne Dedrick Gold          Director                                       May 5, 1997
------------------------------
   DELAYNE DEDRICK GOLD

/s/ Robert F. Gunia               Director                                       May 5, 1997
------------------------------
   ROBERT F. GUNIA

/s/ Harry A. Jacobs, Jr.          Director                                       May 5, 1997
------------------------------
   HARRY A. JACOBS, JR.

/s/ Donald D. Lennox              Director                                       May 5, 1997
------------------------------
   DONALD D. LENNOX

/s/ Mendel A. Melzer              Director                                       May 5, 1997
------------------------------
   MENDEL A. MELZER

/s/ Thomas T. Mooney              Director                                       May 5, 1997
------------------------------
   THOMAS T. MOONEY

/s/ Thomas H. O'Brien             Director                                       May 5, 1997
------------------------------
   THOMAS H. O'BRIEN

/s/ Richard A. Redeker            President and Director                         May 5, 1997
------------------------------
   RICHARD A. REDEKER

/s/ Nancy Hays Teeters            Director                                       May 5, 1997
------------------------------
   NANCY HAYS TEETERS

/s/ Louis A. Weil, III            Director                                       May 5, 1997
------------------------------
   LOUIS A. WEIL, III

/s/ Grace C. Torres               Principal Financial and                        May 5, 1997
------------------------------      Accounting Officer
   GRACE C. TORRES

                                 EXHIBIT INDEX
 EXHIBIT                                                                PAGE NO.
NUMBER
  1.  Restated Articles of Incorporation. Incorporated by reference to
     Exhibit 1 to Post-Effective Amendment No. 23 to Registration
     Statement on Form N-1A filed via EDGAR on February 28, 1995 (File No. 2-66407).

  2. Amended and restated By-Laws. Incorporated by reference to Exhibit 2 to Post-Effective Amendment No. 20 to the Registration Statement filed on Form N-1A via EDGAR filed on March 1, 1994 (File No. 2-66407).

  4. Plan of Reorganization filed herewith as Appendix B to the Prospectus and Proxy Statement.*

  5. Instruments defining rights of holders of the securities being offered. Incorporated by reference to Exhibits Nos. 1 and 2 above.

  6. (a) Management Agreement between the Registrant and Prudential Mutual Fund Management, Inc. Incorporated by reference to Exhibit 5(a) to Post-Effective Amendment No. 25 to Registration Statement on Form N-1A filed via EDGAR on March 5, 1997 (File No. 2-66407).

      (b) Subadvisory Agreement between Prudential Mutual Fund Management, Inc. and The Prudential Investment Corporation. Incorporated by reference to Exhibit 5(b) to Post-Effective Amendment No. 25 to Registration Statement on Form N-1A filed via EDGAR on March 5, 1997 (File No. 2-66407).


  7.  (a) Form of Selected Dealer Agreement. Incorporated by reference to
     Exhibit 7(a) to Registration Statement on Form N-14 filed via EDGAR on April 10, 1997 (File No. 333-24897).


      (b) Distribution and Service Agreement for Class A shares.
     Incorporated by reference to Exhibit 6(b) to Post-Effective Amendment No. 23 to Registration Statement on Form N-1A filed via EDGAR on February 28, 1995 (File No. 2-66407).

      (c) Distribution and Service Agreement for Class B shares.
     Incorporated by reference to Exhibit 6(c) to Post-Effective Amendment No. 23 to Registration Statement on Form N-1A filed via EDGAR on February 28, 1995 (File No. 2-66407).

      (d) Distribution and Service Agreement for Class C shares.
     Incorporated by reference to Exhibit 6(d) to Post-Effective Amendment No. 23 to Registration Statement on Form N-1A filed via EDGAR on February 28, 1995 (File No. 2-66407).

      (e) Amended Distribution Agreement dated January 1, 1996.
     Incorporated by reference to Exhibit 6(e) to Post-Effective Amendment No. 24 to Registration Statement on Form N-1A filed via EDGAR on February 28, 1986 (File No. 2-66407).

  9. Custodian Agreement between the Registrant and State Street Bank and Trust Company. Incorporated by reference to Exhibit 8 to
     Post-Effective Amendment No. 25 to Registration Statement on Form N-1A filed via EDGAR on March 5, 1997 (File No. 2-66407).

  10. (a) Distribution and Service Plan for Class A shares. Incorporated by reference to Exhibit 15(a) to Post-Effective Amendment No. 23 to Registration Statement on Form N-1A filed via EDGAR on February 28, 1995 (File No. 2-66407).

      (b) Distribution and Service Plan for Class B shares. Incorporated by reference to Exhibit 15(b) to Post-Effective Amendment No. 23 to Registration Statement on Form N-1A filed via EDGAR on February 28, 1995 (File No. 2-66407).

      (c) Distribution and Service Plan for Class C shares. Incorporated by reference to Exhibit 15(c) to Post-Effective Amendment No. 23 to Registration Statement on Form N-1A filed via EDGAR on February 28, 1995 (File No. 2-66407).


  11. Opinion and Consent of Counsel. Incorporated by reference to Exhibit 11 to Registration Statement on Form N-14 filed via EDGAR on April 10, 1997 (File No. 333-24897).



  12. Tax Opinion of Counsel.*



  14. (a) Consent of Independent Accountants to Prudential National Municipals Fund, Inc.*



      (b) Consent of Independent Accountants to Prudential Municipal
     Series Fund.*



  17. (a) Proxy. Incorporated by reference to Exhibit 17(a) to
     Registration Statement on Form N-14 filed via EDGAR on April 10, 1997 (File No. 333-24897).



      (b) Copy of Registrant's declaration pursuant to Rule 24f-2 under the 1940 Act. Incorporated by reference to Exhibit 17(b) to Registration Statement on Form N-14 filed via EDGAR on April 10, 1997 (File No. 333-24897).



      (c) Prospectus of the Registrant dated March 6, 1997, as supplemented on April 15, 1997.*



      (d) Prospectus of Prudential Municipal Series Fund (Hawaii Income Series) dated November 1, 1996, including February 24, 1997 and March 31, 1997 Supplements thereto. Incorporated by reference to Exhibit 17(d) to Registration Statement on Form N-14 filed via EDGAR on April 10, 1997 (File No. 333-24897).



      (e) President's Letter.*

  ----------------------

   *Filed herewith.